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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As confidentially submitted to the Securities and Exchange Commission on March 9, 2018.
This amendment no. 2 to the draft registration statement has not been publicly filed with the Securities and Exchange Commission, and all information contained herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Pivotal Software, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	7372 (Primary Standard Industrial Classification Code Number)	94-3094578 (I.R.S. Employer Identification Number)

875 Howard Street, Fifth Floor
San Francisco, California 94103
(415) 777-4868
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Robert Mee
Chief Executive Officer
Pivotal Software, Inc.
875 Howard Street, Fifth Floor
San Francisco, California 94103
(415) 777-4868
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:
Alan F. Denenberg Sarah K. Solum Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, California 94025 (650) 752-2000	Andrew M. Cohen General Counsel Christopher Ing Associate General Counsel Pivotal Software, Inc. 875 Howard Street, Fifth Floor San Francisco, California 94103 (415) 777-4868	Jeffrey R. Vetter James D. Evans Fenwick & West LLP 801 California Street Mountain View, California 94041 (650) 988-8500

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

           If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

           If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐ Emerging growth company ☒

           If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.    ☒

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount Of Registration Fee

Class A common stock, par value $0.01 per share	$	$

(1)
Includes the aggregate offering price of additional shares that the underwriters have the option to purchase to cover over-allotments, if any.

(2)
Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

           The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)
Issued                           , 2018

                      Shares

CLASS A COMMON STOCK

Pivotal Software, Inc. is offering             shares of its Class A common stock. This is our initial public offering, and no public market currently exists for our Class A common stock. We anticipate that the initial public offering price will be between $             and $             per share.

We have two classes of common stock: Class A common stock and Class B common stock. The rights of the holders of the Class A common stock and Class B common stock will be identical, except with respect to voting and conversion. Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. Each share of Class B common stock is convertible at the holder's option into one share of Class A common stock and will automatically convert into Class A common stock on a share-for-share basis under circumstances specified in our amended and restated certificate of incorporation in effect upon the closing of this offering.

Dell Technologies Inc. is currently our majority stockholder. Following this offering, Dell Technologies will own, indirectly through its subsidiaries (including VMware, Inc.), 351,028,548 shares of our outstanding Class B common stock, which will represent approximately         % of our total outstanding shares of common stock and approximately         % of our combined voting power immediately after this offering (or approximately         % if the underwriters exercise their over-allotment option in full). We will be a "controlled company" within the meaning of the corporate governance rules of the             .

We intend to apply for listing of our Class A common stock on the             under the symbol "             ."

We are an "emerging growth company" as defined under the federal securities laws. Investing in our Class A common stock involves risks. See "Risk Factors" beginning on page 16.

PRICE $    A SHARE

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Pivotal
Per Share	$	$	$
Total	$	$	$

(1)
See "Underwriters" for a description of the compensation payable to the underwriters.

We have granted the underwriters the right to purchase up to an additional             shares of our Class A common stock to cover over-allotments, if any.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of Class A common stock to purchasers on or about                           , 2018.

MORGAN STANLEY	GOLDMAN SACHS & CO. LLC

                           , 2018

        In this prospectus, (i) "Pivotal Software, Inc.," "Pivotal," the "Company," "we," "us" and "our" refer to Pivotal Software, Inc. and its consolidated subsidiaries, (ii) "Dell" refers to Dell Inc., (iii) "Dell Technologies" refers to Dell Technologies Inc., the ultimate parent company of Dell Inc. and (iv) "DellEMC" refers to EMC Corporation, an indirect wholly-owned subsidiary of Dell Technologies that directly holds shares of our Class B common stock, whether before or after its acquisition by Dell Technologies.

        "Pivotal," the Pivotal logos and other trade names, trademarks or service marks of Pivotal appearing in this prospectus are the property of Pivotal. This prospectus contains additional trade names, trademarks and service marks of other companies, which are the property of their respective owners. We do not intend our use or display of other companies' trade names, trademarks or service marks to imply a relationship with or endorsement or sponsorship of us by these other companies.

        Neither we nor any of the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide you. We are offering to sell, and seeking offers to buy, shares of Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Class A common stock.

        For investors outside the United States: neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our Class A common stock and the distribution of this prospectus outside of the United States.

        Until                   , 2018 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our Class A common stock. You should read this entire prospectus carefully, including the section titled "Risk Factors" and our consolidated financial statements and related notes. Our fiscal year is the 52- or 53-week period ending on the Friday nearest January 31. Our 2016 fiscal year ("fiscal 2016") ended on January 29, 2016, our 2017 fiscal year ("fiscal 2017") ended on February 3, 2017, and our 2018 fiscal year ("fiscal 2018") ended on February 2, 2018.

PIVOTAL SOFTWARE, INC.

We are transforming how the world builds software.

Overview

        We provide a leading cloud-native platform that makes software development and IT operations a strategic advantage for our customers. Our cloud-native platform, Pivotal Cloud Foundry ("PCF"), accelerates and streamlines software development by reducing the complexity of building, deploying and operating new cloud-native applications and modernizing legacy applications. This enables our customers' development and IT operations teams to spend more time writing code, waste less time on mundane tasks and focus on activities that drive business value – building and deploying great software. PCF customers can accelerate their adoption of a modern software development process and their business success using our platform through our complementary strategic services, Pivotal Labs ("Labs"). Enterprises across industries have adopted our platform to build, deploy and operate software, including enterprises in the automotive, financial services, industrial, insurance, media, retail, technology and telecommunications sectors.

        Cloud-native software is reshaping businesses across all industries, empowering enterprises to innovate at a higher velocity and become more digital, mobile, data-driven and always-connected. Cloud-native software is designed to be highly available, scalable and modular to allow for frequent iteration and feature releases. Despite the widespread availability of private and public cloud infrastructure, many organizations are burdened by legacy technologies and software development processes that prevent them from fully realizing the benefits of cloud-native software. As a result, organizations require a modern agile development process and a cloud-native platform that can be deployed on every major private and public cloud.

        Our offering, which includes PCF and Labs, enables organizations to build cloud-native software and compete in today's business environment.

  •
  PCF accelerates and streamlines software development by reducing the complexity of building, deploying and operating modern applications. PCF integrates an expansive set of critical, modern software technologies to provide a turnkey cloud-native platform. PCF combines leading open-source software with our robust proprietary software to meet the exacting enterprise-grade requirements of large organizations, including the ability to operate and manage software across private and public cloud environments, such as Amazon Web Services, Microsoft Azure, Google Cloud Platform, VMware vSphere and OpenStack. PCF is sold on a subscription basis.

  •
  Labs software development experts deliver strategic services that transfer the expertise for enterprises to accelerate their cloud-native transformation by implementing modern agile development practices. With Labs, we help customers co-develop new applications and transform existing ones while accelerating software development, streamlining IT operations and ultimately driving self-sustaining business transformation.

        Our customers realize measurable improvement in developer productivity, software quality, security, time-to-market and IT operational efficiency. Some of our larger customers have achieved substantial structural efficiencies by leveraging our platform, such as significantly improving the ratio of developers to operators toward 200:1 or greater and increasing developer productivity, as measured by the amount of time developers are able to spend writing software code or by the frequency of meaningful improvements to the software they are developing, by 50% or more.

        We market and sell PCF and Labs through our sales force and ecosystem partners. We leverage our mutually beneficial commercial and go-to-market relationships with Dell Technologies and VMware, Inc. ("VMware") to win new customers and to expand our customer footprint. We also work closely with large public cloud providers, including Google and Microsoft, to bring our customers' workloads to their cloud infrastructure. We have received numerous industry awards, including in 2017 the Google Cloud Technology Partner of the Year for 2016 and an Azure consumption partner of the year award from Microsoft for 2016. We intend to continue to grow PCF and scale our strategic services by relying on global systems integrators ("SI"), such as Accenture and Cognizant, and boutique consulting firms that are building focused practices around Pivotal technology implementation, application migration and cloud-native development.

        Our complementary PCF and Labs offering enables organizations to effectively build cloud-native software and compete in today's business environment. Our customers often start with smaller PCF deployments in specific groups or departments and then expand their subscriptions as they seek to deploy and manage more applications and other workloads. At the end of fiscal 2018, our trailing four-quarter dollar-based net expansion rate was 158%. Some of our customers use Labs to drive successful outcomes in their organization using our platform as they learn and adopt our modern software development practices. There is a positive correlation between customers using Labs and the expansion of their PCF subscriptions, with the differential in customers who have used Labs expanding their PCF usage 1.5x more than those who have not used Labs. Optimizing this synergy, including through our SI partners, is a key aspect of our overall business strategy.

        We are focused on subscription sales of our platform. Since announcing PCF in November 2013, our subscription customer count has grown rapidly to 319 as of the end of fiscal 2018. Our subscription revenue was $95.0 million, $150.0 million and $259.0 million for fiscal 2016, fiscal 2017 and fiscal 2018, respectively, representing year-over-year growth of 58% and 73% for our two most recent fiscal years. Our total revenue was $280.9 million, $416.3 million and $509.4 million for fiscal 2016, fiscal 2017 and fiscal 2018, respectively, representing year-over-year growth of 48% and 22% for our two most recent fiscal years. Fiscal 2018 was the first year in which subscription revenue exceeded our services revenue, and we expect that over time subscription revenue will become a larger percentage of our total revenue as customers continue to adopt PCF and as our SI partner ecosystem ramps to directly deliver strategic services to our customers. Our net loss was $282.7 million, $232.9 million and $163.5 million for fiscal 2016, fiscal 2017 and fiscal 2018, respectively.

Industry Background

        Cloud-native software is reshaping businesses across all industries, empowering enterprises to innovate at a higher velocity and become more digital, mobile, data-driven and always-connected. Cloud-native software is designed to be highly available, scalable and modular to allow for frequent iteration and feature releases. Despite the widespread availability of private and public cloud infrastructure, many organizations are burdened by legacy technologies and software development processes that prevent them from fully realizing the benefits of cloud-native software. As a result, organizations require an agile development process and a cloud-native platform that can be deployed on every major private and public cloud.

        Enterprises can revolutionize their customer experiences, help create new revenue streams and improve the cost and speed of business operations by building and deploying cloud-native software. To build and deploy cloud-native software and adopt cloud infrastructure, enterprises require new technology and process. "Technology" consists of the platform and tools necessary to develop and efficiently operate cloud-native software and its associated infrastructure.  "Process" refers to the development and operational processes that consistently deliver high-quality software in a culture that embraces change.

  Approaches to Becoming Cloud Native

        In order to effectively develop cloud-native software, enterprises need to recognize three fundamental imperatives: (1) the need for cloud infrastructure software optimized for continuous delivery and highly efficient IT operations, (2) the need for agile software development methodologies and (3) the need to leverage open-source software.

  •
  Cloud Infrastructure Software.  To drive developer and operations efficiency gains, enterprises need to (1) implement software-defined data center infrastructure, server virtualization and application containers on modern hardware, (2) develop next-generation operational software and middleware enabling IT infrastructure to become more automated and programmatic, (3) break down the traditional monolithic software architecture into "microservices," integrated development frameworks and automated releases and (4) facilitate continuous delivery, lifecycle management and monitoring.

  •
  Agile Software Development Methodologies.  To facilitate continuous delivery and efficient IT operations and to closely align with business objectives, enterprises need to adopt agile development and DevOps techniques to rapidly deploy and manage new software in shorter development cycles, with faster deployment frequency and more dependable releases. These techniques are increasingly becoming the modern way for enterprises to develop cloud-native software.

  •
  Open Source.  Some of the most innovative technologies, including application containers, big data stores, developer frameworks and machine learning libraries, are open source. Enterprises need to leverage powerful open-source software technologies.

  Legacy IT Challenges: Our Opportunity

        Despite the availability of these cloud technology and agile process advancements, many enterprises remain deeply invested in legacy technology and process that differ significantly from cloud-native approaches to software development and operations. These enterprises are seeking to leverage private and public cloud technologies and to use cloud-native software to transform their businesses. They continue to deploy monolithic software built on custom silos of supporting infrastructure. When changes to software become necessary, many manual steps and serial reviews and approvals by different functional teams are required, which can often lead to instability and downtime. For a large enterprise with hundreds or thousands of applications and large numbers of disparate hardware components in multiple data centers, the operational challenges can be daunting as hundreds or thousands of people in operations may be required just to support a small number of developers and to keep existing applications running. This complexity can create ingrained processes and cultures that are resistant to change, given the level of investment in legacy infrastructure and inefficient IT operations, which constrain innovation and new software development initiatives.

        In addition to these technology challenges, many enterprises implement legacy software development approaches such as the "waterfall" process, in which software development proceeds in a strict sequence from conception to analysis, design, construction, testing, implementation and maintenance. By the time such software is ready to be released, requirements and business priorities often have changed. The waterfall process is ill-suited for software development and IT operations where the code and user requirements are constantly changing.

        These legacy technologies and processes have created a number of challenges, including:

  •
  Protracted development cycles and low developer productivity.  A Forrester study found that 72% of developers spend less than three hours a day productively writing code.

  •
  Operational inefficiencies.  An International Data Corporation ("IDC") survey showed that IT personnel devote over 70% of their time to routine service request approval, monitoring, troubleshooting, provisioning, security patching and configuration management.

  •
  Lack of flexibility to use multiple clouds.  Enterprises want the flexibility to choose between different clouds without having to rearchitect their software. However, if they deploy workloads to a single public cloud environment, they face difficulty moving those workloads to other public cloud environments. IDC expects more than 90% of enterprise IT organizations will commit to multi-cloud architectures by 2020.

  •
  Integration complexity.  Legacy approaches to software development and IT operations have resulted in a patchwork of third-party tools, middleware, software components and operating systems that need to be regularly integrated and maintained.

  •
  Difficulty in securing legacy IT infrastructure.  The silos and custom architecture found in legacy IT infrastructure are not designed to address evolving security threats.

  •
  Lack of enterprise-grade platform to leverage open-source software.  Given the complexity and risk in adopting, integrating and maintaining an array of open-source technologies at enterprise scale, organizations need a single, secure and stable platform in order to leverage open-source software effectively.

Our Solution

        We provide a leading cloud-native platform that makes software development and IT operations a strategic advantage for our customers. PCF customers can accelerate their adoption of modern software development practices through Labs, our complementary strategic services. Our customers realize measurable improvement in developer productivity, software quality, security, time-to-market and IT operational efficiency. Our offering helps make developing and operating software a strategic advantage for our customers, empowering them to revolutionize their customer experiences, helping create new revenue streams and improving the speed and cost of business operations through software.

 Pivotal Customers Can Reallocate Spend from
Infrastructure Operations to Software Development

        Together, PCF and Labs provide the technology and the process to enable the operational efficiency and developer productivity needed to develop, deploy and manage cloud-native software.

  •
  PCF is a cloud-native platform that accelerates and streamlines software development by reducing the complexity of building, deploying and operating modern applications. PCF integrates an expansive set of critical, modern open-source and proprietary software technologies to provide a turnkey cloud-native platform. Our platform allows developers and IT operators to focus on activities that drive business value – building and deploying great software. From our single platform, PCF enables the continuous delivery of any application to every major private and public cloud. PCF combines a set of key platform components which include:  a multi-cloud orchestration foundation, an embedded operating system, a central security and credential framework, a built-in advanced container networking and security engine, a complete and scalable application middleware environment and leading application and data microservices technologies. PCF also fosters a robust ecosystem of many first- and third-party cloud services and technologies which can be accessed on our platform through Pivotal Services Marketplace (the "Marketplace").

  •
  Labs software development experts deliver strategic services that transfer the expertise for enterprises to accelerate their cloud-native transformation by implementing modern agile development practices. With Labs, we help customers co-develop new applications and transform existing ones while accelerating software development, streamlining IT operations and ultimately driving self-sustaining business transformation.

        Key benefits of our offering include:

  •
  Enhanced developer productivity.  PCF dramatically increases developer productivity by providing a standard development platform, frameworks and architectural patterns, so that developers can spend more time writing software that drives value to the business and its customers. In addition, Labs enables enterprises to evolve beyond traditional waterfall processes through co-development projects. Many of our customers have increased developer productivity by 50% or more and dramatically increased the frequency of software releases, sometimes moving from a semi-annual to a weekly (or even daily) production release cadence.

  •
  Greater operational efficiency.  PCF enables our customers to standardize and automate common IT processes across public and private cloud environments related to IT environment builds, software testing and release and infrastructure and application updates. Some of our larger customers have achieved substantial structural efficiencies by leveraging our platform, such as significantly improving the ratio of developers to operators toward 200:1 or greater and increasing developer productivity by 50% or more.

  •
  Flexibility to run software across private, public and multi-cloud environments.  PCF gives our customers a consistent developer interface for application deployment and operation across private, public and multi-cloud environments.

  •
  Integrated by design.  From our single platform, PCF integrates an expansive set of critical, modern open-source and proprietary software technologies to provide a turnkey cloud-native platform that enables the continuous delivery of any application to every major private and public cloud. In addition, PCF fosters a robust ecosystem integrated through our Marketplace to extend the capabilities of the platform with many first- and third-party cloud services and technologies such as data persistence, caching, messaging, continuous integration and security.

  •
  Unique infrastructure-native approach to security.  Our approach to security is designed to enable automatic updates to the platform without application downtime, eliminating the compromise between security and availability associated with legacy approaches to IT operations.

  •
  Enterprise-grade platform.  Our platform is built to meet the exacting performance, availability, security and management requirements of large organizations. We combine the latest innovations from open-source projects such as application containers, big data stores and developer frameworks with our robust proprietary software components, such as platform management and monitoring, developer experience and authentication, to form an enterprise-grade platform. We enable large enterprises to leverage the benefits of cutting-edge open-source technologies built into PCF, our enterprise-grade platform, for their mission-critical operations and applications.

Competitive Strengths

        Our competitive strengths include:

  •
  First mover in cloud-native transformations.

  •
  Enterprise-grade software platform integrating open source.

  •
  Blue-chip customer adoption.

  •
  Large and growing PCF ecosystem.

  •
  Leading cloud-native platform with strategic services.

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  Viral adoption together with C-level focus.

Market Opportunity

        Our cloud-native software addresses IT spending across the rapidly growing market for public cloud workloads, sometimes referred to as Platform-as-a-service ("PaaS"), and the market for application infrastructure, middleware and development software. We believe our cloud-native platform opportunity is the aggregate of these two markets, with spending today estimated at over $50 billion.

  •
  According to Gartner, spending on cloud application infrastructure services (PaaS) is expected to be $10.6 billion in 2017, growing to $24.6 billion by 2021, representing a 23% compound annual growth rate ("CAGR").

  •
  According to Gartner, spending on application infrastructure, middleware and development solutions is expected to be $40.6 billion in 2017, growing to $51.3 billion by 2021, representing a 6% CAGR.

Growth Strategy

        Key elements of our growth strategy include our plans to:

  •
  Extend technology lead of our cloud-native platform.

  •
  Maintain open cloud-native platform advantage.

  •
  Continue to drive new customer adoption.

  •
  Expand adoption within existing customers.

  •
  Continue to capitalize upon our relationships with our strategic partners.

  •
  Further leverage partnerships with public cloud vendors.

  •
  Continue to leverage the combined strengths of PCF and Labs to drive PCF expansion.

Culture

        We believe our culture is unique and critical to our mission of transforming how the world builds software. Our culture reflects the learnings of our agile development roots and applies those insights to all aspects of our business. We have three core values:

  •
  Do the right thing.

  •
  Do what works.

  •
  Be kind.

Risk Factors

        Investing in our Class A common stock involves risk. You should carefully consider all the information in this prospectus prior to investing in our Class A common stock. These risks are discussed more fully in the section titled "Risk Factors" immediately following this prospectus summary and elsewhere in this prospectus. These risks and uncertainties include, but are not limited to, the following:

  •
  we have a limited operating history as an independent company, which makes it difficult to evaluate our prospects and increases the risk of your investment;

  •
  we have incurred substantial losses and may not be able to generate sufficient revenue to achieve and sustain profitability;

  •
  our future success depends in large part on the growth of our target markets, and even if our target markets grow as expected, our ability to further penetrate these markets is uncertain;

  •
  our future growth is largely dependent on PCF and related services, and challenges in market acceptance, adoption and growth of PCF could harm our business, results of operations and prospects;

  •
  our subscription revenue growth rate, both in absolute terms and relative to total revenue, in recent periods may not be indicative of our future performance and ability to grow;

  •
  our business and prospects will be harmed if our customers do not renew their subscriptions and expand their use of our platform;

  •
  we operate in a highly competitive industry, and any failure to compete effectively could materially and adversely affect our business, results of operations and financial condition;

  •
  our sales cycles can be long, unpredictable and vary seasonally, which can cause significant variation in the number and size of transactions that close in a particular quarter;

  •
  we do not control and may be unable to predict the future course of open-source technologies, including those used in our offering, which could reduce the market appeal of our offering and damage our reputation;

  •
  security and privacy breaches could expose us to liability, damage our reputation, compromise our ability to conduct business, require us to incur significant costs or otherwise adversely affect our financial results; and

  •
  we are a controlled company, and Dell Technologies has the ability to exercise control over all matters requiring approval by our stockholders.

Corporate Information

        We were formed in April 2013. DellEMC and VMware transferred teams and contributed assets and technology to Pivotal that have become key elements of our cloud-native platform and strategic services. We were incorporated in the State of Delaware on April 1, 2013 under the name GoPivotal, Inc. and subsequently changed our name to Pivotal Software, Inc. Our principal executive offices are located at 875 Howard Street, Fifth Floor, San Francisco, California 94103, and our telephone number is (415) 777-4868. Our website is https://pivotal.io. Neither our website nor the information contained in or accessible from our website is incorporated into this prospectus or the registration statement of which it forms a part.

        Dell Technologies is our majority stockholder. For more information on our relationship with Dell Technologies, see "Certain Relationships and Related Party Transactions" and "Principal Stockholders."

        Upon the completion of this offering, Dell Technologies will own, indirectly through its subsidiaries (including VMware), 351,028,548 shares of our outstanding Class B common stock, which will represent approximately         % of our total outstanding shares of common stock and approximately         % of the combined voting power of both classes of our outstanding common stock immediately after this offering. As a result, Dell Technologies will be able to exercise control over all matters requiring approval by our stockholders, including the election of our directors and approval of significant corporate transactions. Dell Technologies' controlling interest may discourage or prevent a change in control of our company that other holders of our common stock may favor.

Emerging Growth Company Status

        We qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"). For so long as we remain an emerging growth company, we are permitted and currently intend to rely on the following provisions of the JOBS Act that contain exceptions from disclosure and other requirements that otherwise are applicable to companies that conduct initial public offerings and file periodic reports with the Securities and Exchange Commission (the "SEC"). These JOBS Act provisions:

  •
  provide an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting under the Sarbanes-Oxley Act of 2002, as amended;

  •
  permit us to include reduced disclosure regarding executive compensation in this prospectus and our SEC filings as a public company; and

  •
  provide an exemption from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute arrangements not previously approved.

        We will remain an emerging growth company until:

  •
  the first to occur of the last day of the fiscal year (1) which follows the fifth anniversary of the completion of this offering, (2) in which we have total annual gross revenue of at least $1.07 billion or (3) in which the market value of our capital stock held by non-affiliates was $700 million or more as of the last business day of the preceding second fiscal quarter; or

  •
  if it occurs before any of the foregoing dates, the date on which we have issued more than $1 billion in non-convertible debt over a three-year period.

        We have irrevocably elected not to avail ourselves of the provision of the JOBS Act that permits emerging growth companies to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. As a result, we will be subject to new or revised accounting standards at the same time as other public companies that are not emerging growth companies.

THE OFFERING

Class A common stock offered by us	shares
Class A common stock offered by us pursuant to the underwriters' over-allotment option	shares
Common stock to be outstanding after this offering:
Class A common stock	shares (or shares, if the underwriters exercise their over-allotment option in full)
Class B common stock	351,028,548 shares
Voting rights	Following this offering, our two classes of authorized common stock will consist of Class A common stock and Class B common stock. The rights of the holders of the Class A common stock and Class B common stock will be identical, except with respect to voting and conversion. Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. Each share of Class B common stock is convertible at the holder's option into one share of Class A common stock, and will automatically convert into Class A common stock on a share-for-share basis under circumstances specified in our certificate of incorporation, including (i) if such share is transferred such that it is no longer beneficially owned by certain of our existing stockholders and their permitted transferees or (ii) if Dell Technologies and certain of its affiliates beneficially own an aggregate number of shares of Class B common stock representing less than 37.5% of our outstanding capital stock. The foregoing conversion rights of the Class B common stock will cease if Dell Technologies or certain of its affiliates transfer any portion of our capital stock in a transaction intended to qualify for non-recognition of gain and loss under Section 355 of the Internal Revenue Code. See "Description of Capital Stock" for more information about the rights of each class of our common stock.
Dell's ownership of common stock to be outstanding after this offering:
Class A common stock	No shares

Class B common stock	Immediately after this offering, Dell Technologies will own (indirectly through its subsidiaries, including VMware) 351,028,548 shares of our outstanding Class B common stock, which will represent approximately % of our total outstanding shares of common stock and approximately % of the combined voting power of both classes of our outstanding common stock (or % and %, respectively, if the underwriters exercise their over-allotment option in full).
Controlled company	We are a "controlled company" within the meaning of the corporate governance rules of the . Dell Technologies will have the ability to dispose of a controlling interest in our company without a vote of the Class A common stock.
Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $ million, or approximately $ million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds of this offering for working capital and other general corporate purposes, including continued investments in the growth of our business described in "Business—Growth Strategy." In addition, we may use a portion of the net proceeds for investments in or acquisitions of businesses, technologies or other assets that we believe to be complementary. We do not have any existing agreements or commitments for any specific investments or acquisitions. We do not intend to transfer any net proceeds we receive from this offering to Dell Technologies, Dell or their respective affiliates, other than payments in the ordinary course of business under one or more of the agreements described under "Certain Relationships and Related Party Transactions." For information about our proposed use of proceeds, see "Use of Proceeds."
Proposed stock symbol

        The number of shares of our Class A and Class B common stock that will be outstanding after this offering is based on 83,410,591 shares of our Class A common stock and 351,028,548 shares of our Class B common stock outstanding as of February 2, 2018. The foregoing shares include shares of our convertible preferred stock on an as-converted basis. Shares of Class B common stock are convertible into Class A common stock on a one-for-one basis. The foregoing shares exclude:

  •
  108,775,889 shares of our Class A common stock issuable upon the exercise of options to purchase shares of our Class A common stock outstanding as of February 2, 2018, at a weighted average exercise price of $3.91 per share;

  •
  16,038,314 shares of our Class A common stock reserved for future grant or issuance under our Amended and Restated 2013 Stock Plan (the "2013 Plan") as of February 2, 2018; and

  •
  3,273,800 shares of our Class A common stock issuable upon the exercise of stock options granted after February 2, 2018, at an exercise price of $5.45 per share.

        Unless otherwise indicated, this prospectus reflects and assumes the following:

  •
  no exercise of outstanding stock options subsequent to February 2, 2018;

  •
  the automatic conversion and reclassification of (i) 74,824,794 shares of our outstanding Series B and Series C convertible preferred stock into an equivalent number of shares of our Class A common stock and (ii) 220,933,309 shares of our outstanding Series A and Series C-1 convertible preferred stock into an equivalent number of shares of our Class B common stock; which will occur immediately prior to the closing of this offering;

  •
  no exercise by the underwriters of their over-allotment option to purchase up to         additional shares of our Class A common stock from us; and

  •
  the filing and effectiveness of our amended and restated certificate of incorporation and the adoption and effectiveness of our amended and restated bylaws immediately upon the closing of this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

        The following tables summarize our consolidated financial data. Our fiscal year is the 52- or 53-week period ending on the Friday nearest to January 31 of each year. Our 2016 fiscal year ("fiscal 2016") ended on January 29, 2016, our 2017 fiscal year ("fiscal 2017") ended on February 3, 2017, and our 2018 fiscal year ("fiscal 2018") ended on February 2, 2018. We derived the summary consolidated statements of operations data for fiscal 2016, fiscal 2017 and fiscal 2018 and the consolidated balance sheet data as of February 2, 2018 from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. The following summary consolidated financial and other data should be read in conjunction with the sections titled "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

Consolidated Statements of Operations Data:

	Fiscal Year Ended
	January 29, 2016	February 3, 2017	February 2, 2018
	(in thousands, except per share data)
Revenue:
Subscription	$94,976	$149,995	$259,018
Services	185,898	266,272	250,418

Total revenue	280,874	416,267	509,436
Cost of revenue:
Subscription(1)(2)	33,830	31,253	30,472
Services(1)	153,509	203,096	197,922

Total cost of revenue	187,339	234,349	228,394

Gross profit	93,535	181,918	281,042
Operating expenses:
Sales and marketing(1)(2)	187,292	194,322	221,187
Research and development(1)	120,493	152,122	160,947
General and administrative(1)(2)	58,472	61,994	67,204

Total operating expenses	366,257	408,438	449,338

Loss from operations	(272,722)	(226,520)	(168,296)
Other (expense) income, net	(6,183)	(3,732)	2,145

Loss before benefit from (provision for) income taxes	(278,905)	(230,252)	(166,151)
Benefit from (provision for) income taxes	(3,767)	(2,614)	2,637

Net loss	(282,672)	(232,866)	$(163,514)

Less: Net loss (income) attributable to non-controlling interest	126	329	(1)

Net loss attributable to Pivotal	$(282,546)	$(232,537)	$(163,515)

Net loss per share attributable to common stockholders, basic and diluted(3)	$(2.21)	$(1.73)	$(1.19)

Weighted average shares used in computing net loss per share attributable to common stockholders, basic and diluted(3)	127,910	134,674	137,148

Pro forma net loss per share, basic and diluted (unaudited)(3)			$(0.38)

Weighted average shares used in computing pro forma net loss per share, basic and diluted (unaudited)(3)			432,906

(1)
Includes stock-based compensation expense as follows:

	Fiscal Year Ended
	January 29, 2016	February 3, 2017	February 2, 2018
	(in thousands)
Cost of revenue – subscription	$818	$1,274	$520
Cost of revenue – services	7,340	6,184	6,548
Sales and marketing	7,501	7,971	8,619
Research and development	8,232	7,290	7,833
General and administrative	7,117	6,132	5,109

Total stock-based compensation expense	$31,008	$28,851	$28,629

(2)
Includes intangible asset amortization expense from our formation and subsequent business acquisitions as follows:

	Fiscal Year Ended
	January 29, 2016	February 3, 2017	February 2, 2018
	(in thousands)
Cost of revenue – subscription	$12,448	$8,951	$4,913
Sales and marketing	5,853	5,111	4,811
General and administrative	1,714	1,554	1,437

Total intangible asset amortization expense	$20,015	$15,616	$11,161

(3)
See Note 14 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate our basic and diluted net loss per share attributable to common stockholders, our basic and diluted pro forma net loss per share and the weighted average number of shares used in the computation of the per share amounts.

	February 2, 2018
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$73,012	$73,012	$
Working capital	$6,620	$6,620	$
Total assets	$1,153,397	$1,153,397	$
Deferred revenue, current and noncurrent	$317,467	$317,467	$
Redeemable convertible preferred stock	$1,248,327	$—	$
Total stockholders' equity (deficit)	$(540,528)	$707,799	$

(1)
The pro forma column in the balance sheet data table above reflects the automatic conversion of (a) 74,824,794 shares of our outstanding convertible Series B and Series C preferred stock into an equivalent number of shares of our Class A common stock and (b) 220,933,309 shares of our outstanding convertible Series A and Series C-1 preferred stock into an equivalent number of shares of our Class B common stock immediately prior to the completion of this offering.

(2)
The pro forma as adjusted column in the balance sheet data table above gives effect to (i) the pro forma adjustments set forth in (1) above and (ii) the sale by us of             shares of Class A common stock in this offering, at an assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)
Pro forma as adjusted balance sheet data is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the amount of our cash and cash equivalents, working capital, total assets and total stockholders' equity by $              million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase or decrease of 1,000,000 shares in the number of shares offered by us would increase or decrease, as applicable, the amount of our cash and cash equivalents, working capital, total assets and total stockholders' equity by $              million, assuming an initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

        Investing in our Class A common stock involves a high degree of risk. You should carefully consider the following risks, together with all of the other information contained in this prospectus, including our consolidated financial statements and related notes and Management's Discussion and Analysis of Financial Condition and Results of Operations, before making a decision to invest in our Class A common stock. Any of the following risks could have a material and adverse effect on our business, results of operations, financial condition and prospects and could cause the trading price of our Class A common stock to decline, which may cause you to lose all or part of your investment. Our business, results of operations, financial condition and prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material.

Risks Related to Our Business and Industry

We have a limited operating history as an independent company, which makes it difficult to evaluate our prospects and increases the risk of your investment.

        We have a limited operating history as an independent company and are scaling quickly, which makes it difficult to evaluate our business and prospects, including our ability to plan for and model future growth. As a relatively early stage company, we have encountered and will continue to encounter risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, including the risks described in this prospectus. If we do not plan appropriately or do not address these risks successfully, our business and prospects will be adversely affected, and the market price of our Class A common stock could decline.

We have incurred substantial losses and may not be able to generate sufficient revenue to achieve and sustain profitability.

        We have incurred net losses in each year since we were formed, including net losses of $282.7 million, $232.9 million and $163.5 million for fiscal 2016, fiscal 2017 and fiscal 2018, respectively. As of February 2, 2018, we had an accumulated deficit of $1,142.6 million and our net cash used in operating activities was $116.5 million in fiscal 2018. We may not achieve sufficient revenue to attain and maintain profitability. We expect our operating expenses to increase significantly in the future as we hire additional sales, research and development and other employees across functions, increase or make strategic investments, scale relationships with ecosystem partners and open new offices. In addition, we expect to incur significant additional legal, accounting and other expenses related to being a public company. As a result of these increased expenses, we will have to generate and sustain increased revenue in order to become profitable in future periods. Because some of the markets for our offering are rapidly evolving and are not mature, it is difficult for us to predict our future results of operations. We cannot assure you that we will achieve profitability in the future or that, if we do become profitable, we will be able to sustain profitability. Any failure by us to achieve, sustain or increase profitability or generate positive cash flow from operations on a consistent basis could cause the value of our Class A common stock to decline.

Our future success depends in large part on the growth of our target markets. Even if our target markets grow as expected, our ability to further penetrate these markets is uncertain.

        Our ability to increase sales of PCF and Labs depends on growth in our target markets, which include the markets for cloud application infrastructure, PaaS and application infrastructure, middleware and development solutions. Our expectations regarding the potential for future growth in the markets for these types of offerings, and the third-party growth estimates for these markets, are subject to uncertainty. In particular, even if there is increased enterprise adoption of public cloud strategies, we cannot assure you that enterprise demand for multi-cloud solutions like ours will grow commensurately. If market demand does not grow as expected, our business and prospects may be adversely affected.

        Even if these markets grow as expected, we cannot be sure that our business will grow at a similar rate, or at all. Our experience in the markets and our experience selling PCF is relatively limited, and PCF has been commercially available for a limited period of time. We began selling PCF in fiscal 2014 and frequently update its features and functionality. Our ability to increase sales of PCF and our other offerings is affected by a number of factors beyond our control, including market acceptance of our offerings by existing customers and potential new customers, the extension of our offerings to new use cases and workloads, changing open-source platform technologies and standards and the timing of development and release of new products, capabilities and functionality by our competitors and by us. In addition, while we seek to expand the use of PCF through our Labs projects, we cannot assure you that we will be successful or that PCF and Labs as a complementary offering will produce the benefits that we expect. In addition, we cannot assure you that our offerings and future enhancements to our offerings will be able to address future advances in technology or requirements of existing customers or potential new customers. If we are unable to meet customer demands, to leverage the strengths of PCF and Labs as a complementary offering or to achieve more widespread market acceptance of our offerings, our business, results of operations, financial condition and growth prospects will be adversely affected.

Our future growth is largely dependent on PCF and related services, and challenges in market acceptance, adoption and growth of PCF could harm our business, results of operations and prospects.

        We expect that we will depend on PCF and related services to generate the vast majority of our future revenue, as revenue from PCF and related services has represented a substantial majority and an increasing portion of our total revenue from fiscal 2016 to fiscal 2017 and from fiscal 2017 to fiscal 2018. As a result, our operating results could suffer due to:

  •
  declines in demand for PCF;

  •
  failure of PCF to achieve continued market acceptance;

  •
  the market for cloud-native software not continuing to grow, or growing more slowly than we expect;

  •
  introduction of products and technologies that serve as a replacement or substitute for, or represent an improvement over, PCF;

  •
  technological innovations or new open-source standards that PCF does not address or that favor competitors;

  •
  sensitivity to current or future prices offered by us or competing solutions; and

  •
  our inability to release enhanced versions of PCF on a timely basis.

        If the market for PCF grows more slowly than anticipated or if demand for PCF does not grow as quickly as we anticipate, whether as a result of competition, pricing sensitivities, product obsolescence, technological change, unfavorable economic conditions, uncertain geopolitical environment, budgetary constraints of our customers or other factors, our business, results of operations and prospects will be harmed.

Our subscription revenue growth rate, both in absolute terms and relative to total revenue, in recent periods may not be indicative of our future performance and ability to grow.

        We have experienced significant growth in recent periods. Subscription revenue increased from $95.0 million in fiscal 2016 to $150.0 million in fiscal 2017 and to $259.0 million in fiscal 2018. Subscription revenue has also increased as a percentage of total revenue in each of the last two fiscal years, resulting in an increase of our overall gross profit. Our strategy is to continue to increase subscription revenue in general, relative to services, and as a proportion of our total revenue.

        You should not consider our subscription revenue growth rate in recent periods as indicative of our future performance. We may not achieve similar growth rates in future periods. Any success that we may experience in the future will depend in large part on our ability to, among other things:

  •
  add new customers and retain our existing customers;

  •
  increase revenue from existing customers through increased or broader use of our platform within their organizations;

  •
  improve the performance and capabilities of our platform through research and development;

  •
  continue to successfully expand our business domestically and internationally; and

  •
  successfully compete.

Our business and prospects will be harmed if our customers do not renew their subscriptions and expand their use of our platform.

        Our future growth depends in part on customers renewing their subscriptions and expanding their use of our platform. The broad adoption of our platform within a customer presents challenges, including changing the customer's culture and approach to the customer's development of internal expertise and infrastructure to manage and utilize our platform effectively.

        Existing customers have no obligation to renew their subscriptions after the initial term. Given our limited operating history, the limited commercial availability of PCF and the immaturity of the markets in which we operate, we may not be able to accurately predict the rate at which customers will renew their subscriptions. Our customers may not renew their subscriptions or may renew at lower levels or on terms that are less economically beneficial to us. Our customers' renewal rates may decline or fluctuate as a result of a number of factors, including customer dissatisfaction with our pricing or the functionality, features or performance of our platform, our inability to meet our contractual commitments, competitors' product offerings, internally-developed, open-source solutions that do not require vendor assistance, changing open-source standards, consolidation within our customer base and other factors, a number of which are beyond our control. If our customers do not renew their subscriptions or renew on less favorable terms, our revenue may grow more slowly than expected, if at all, and our business, results of operations and financial condition will be adversely affected.

        Even if our existing customers renew their subscriptions and continue to use PCF, it is important for our success and growth that these customers expand their use of our platform. The rate at which our customers expand their use of our platform depends on a number of factors, including general economic conditions, the functioning of our platform, the ability of our field organization, together with our partners, to assist our customers in identifying new use cases, modernizing their software development approach and IT operational infrastructure and achieving success with ingraining a new culture and our customers' overall satisfaction.

        The purchase of our software and services may be discretionary and can involve significant expenditures. If our existing customers cut costs, they may significantly reduce their enterprise software expenditures, and they may not renew or expand their use of our platform.

        As technologies and the markets for our software and services change, our subscription-based business model for PCF may no longer meet the needs of our existing customers. Consequently, we may need to develop new and appropriate software and services and marketing and pricing strategies for our solutions. If we are unable to adapt our business model to changes in the marketplace or if demand for our software and services declines, our business, results of operations, financial condition and cash flows could be harmed.

We operate in a highly competitive industry. Any failure to compete effectively could materially and adversely affect our business, results of operations and financial condition.

        The markets within which we operate are highly competitive. A significant number of companies and open-source projects have developed or are developing products and services that currently, or in the future may, compete with some or all of our offerings. In addition, in some instances, we have strategic or other commercial relationships with companies with which we currently or in the future may compete. We face competition from:

  •
  legacy application infrastructure and middleware from vendors such as IBM and Oracle;

  •
  open-source based offerings supported by vendors such as RedHat; alternative Cloud Foundry-based offerings such as IBM Cloud and SAP Cloud Platform, which have proprietary features that are unique to their offerings; or potential customers' internally-developed, integrated and maintained efforts; and

  •
  proprietary public cloud offerings from vendors such as Amazon Web Services, Google Cloud Platform and Microsoft Azure.

        Many of our principal competitors have substantially longer operating histories, larger numbers of existing customers, greater capital and research and development resources, broader sales and marketing capabilities, stronger brand and customer recognition, larger intellectual property portfolios and broader global distribution and presence. Our competitors may be able to offer products or functionality similar to ours at a more attractive price than we can by integrating such products with their other product offerings. Acquisitions and consolidation in our industry may provide our competitors even more resources or may increase the likelihood of our competitors offering integrated products with which we cannot effectively compete. New innovative start-ups and existing large companies that are making significant investments in research and development could also launch new products and services that we do not offer and that could gain market acceptance quickly. If we were unable to anticipate or react to these competitive challenges, our competitive position would weaken, which would adversely affect our business, results of operations and financial condition.

        In addition, one of the characteristics of open-source software is that, subject to specified restrictions, anyone may modify and redistribute the existing open-source software and use it to compete in the marketplace. Such competition can develop with a smaller degree of overhead and lead time than required by traditional proprietary software companies. New open source-based platform technologies and standards are consistently being developed and can gain popularity quickly. Improvements in open source could cause customers to replace software purchased from us with their internally-developed, integrated and maintained open-source software. It is possible for competitors with greater resources than ours to develop their own open-source software-based products and services, potentially reducing the demand for our solutions and putting price pressure on our offerings. We cannot guarantee that we will be able to compete successfully against current and future competitors, that competitive pressure or the availability of new open-source software will not result in price reductions, reduced operating margins or increased sales and marketing expenses or that we will increase our market share, any one of which could harm our business, financial condition, results of operations and cash flows.

Our sales cycles can be long, unpredictable and vary seasonally, which can cause significant variation in the number and size of transactions that close in a particular quarter.

        Our results of operations may fluctuate, in part, because of the resource-intensive nature of our sales efforts, the length and variability of the sales cycle for our platform and the difficulty in making short-term adjustments to our operating expenses. Many of our customers are large enterprises, whose purchasing decisions, budget cycles and constraints and evaluation processes are unpredictable and out of our control. Further, the timing of our sales is difficult to predict. The length of our sales cycle, from initial evaluation to payment for our subscriptions can range from several months to well over a year and can vary substantially from customer to customer. Our sales efforts involve significant investment in resources in field sales, partner development, marketing and educating our customers about the use, technical capabilities and benefits of our platform and services. Customers often undertake a prolonged evaluation process, which frequently involves not only our platform but also those of other companies or the consideration of internally developed alternatives including those using open-source software. Some of our customers initially deploy our platform on a limited basis, with no guarantee that these customers will deploy our platform widely enough across their organization to justify our substantial pre-sales investment. As a result, it is difficult to predict exactly when, or even if, we will make a sale to a potential customer or if we can increase sales to our existing customers. Large individual sales have, in some cases, occurred in quarters subsequent to those we anticipated, or have not occurred at all. If our sales cycle lengthens or our substantial upfront investments do not result in sufficient revenue to justify our investments, our operating results could be adversely affected.

        We have experienced seasonal and end-of-quarter concentration of our transactions and variations in the number and size of transactions that close in a particular quarter, which impacts our ability to grow revenue over the long term and plan and manage cash flows and other aspects of our business and cost structure. Our transactions vary by quarter, with the fourth quarter typically being our largest. In addition, within each quarter, a significant portion of our transactions occur in the last two weeks of that quarter. If expectations for our business turn out to be inaccurate, our revenue growth may be adversely affected over time and we may not be able to adjust our cost structure on a timely basis and our cash flows may suffer.

We do not control and may be unable to predict the future course of open-source technologies, including those used in our offering, which could reduce the market appeal of our offering and damage our reputation.

        We do not control the development of the open-source technology in our offering. We incorporate disparate inputs from various open-source developers and open-source projects whose technology and development decisions we may not control. Different open-source projects may also overlap or compete with the ones that we incorporate into our offering. The technology developed by one group for one project may become more widely used than that developed or integrated by us. Additionally, another company's distribution of the same open-source technology may be favored by customers over ours if such other company is viewed as a more important contributor to such technology. If we acquire or adopt a new technology and incorporate it into our offering but a competing technology or distribution becomes more widely used or accepted, the market appeal of our offering may be reduced and that could harm our reputation, diminish our brand and harm our prospects.

        Different groups of open-source software programmers collaborate with one another to develop certain of the open-source software that may be contained in our offering. If open-source software programmers, many of whom we do not employ, or our own internal programmers do not continue to use, contribute to and enhance the open-source technologies that we rely on, the market appeal of our offering may be reduced, which could harm our reputation, diminish our brand and result in decreased revenue. We also cannot predict whether further developments and enhancements to these open-source technologies will be available from reliable alternative sources. If the open-source technologies that we rely on become unavailable, we may need to invest in researching and developing alternative technologies.

Security and privacy breaches could expose us to liability, damage our reputation, compromise our ability to conduct business, require us to incur significant costs or otherwise adversely affect our financial results.

        Any security breach, unauthorized access or usage, virus or similar breach or disruption of our systems or software could result in the loss of confidential information, damage to our reputation and brand, early termination of our contracts, litigation, regulatory investigations or other liabilities. We have in the past and may in the future experience security breaches. If our security measures are breached as a result of third-party action, employee error, malfeasance or otherwise and, as a result, someone obtains unauthorized access to sensitive data, including intellectual property, proprietary business information or personal information, our reputation would be damaged, our business may suffer and we could incur significant liability.

        Techniques used to obtain unauthorized access or to sabotage systems change frequently and are often not recognized until launched against a target. As a result, we may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived security breach of our systems occurs, the market perception of our security measures and the security capabilities of our products could be harmed and we could lose sales and customers. For example, we market PCF's security as one of its principal benefits, so the market perception of PCF's security is important to our business. Any significant security breaches could result in the loss of business, litigation and regulatory investigations and penalties that could damage our reputation and adversely impact our results of operations and financial condition. Moreover, if a high-profile security breach occurs with respect to another PaaS solution provider, our customers and potential customers may lose trust in these solutions generally, which could adversely impact our ability to retain existing customers or attract new ones.

        Moreover, PCF is deployed on a customer's private cloud, a public cloud of its choice, or multiple clouds, and we have no control over our customers and their security personnel, processes or technology. We do not have the ability to monitor or review the content that our customers store or transmit through PCF or the security measures they implement to deploy PCF. Accordingly, if there is a breach of PCF deployed at a customer's location or within a customer's control, our reputation could be damaged, our business may suffer and we could incur significant liability, even though our product was not necessarily the cause of such issue. We are also growing our partner ecosystem, which includes public cloud vendors, Sls and strategic partners, to sell, implement and support our offerings; we lack control over their security measures, and any breach of their security systems could similarly adversely affect us.

        Our security profile is also impacted by our use of open-source software in our offering. Open-source software enables public access to source code, which is generally not a security risk posed by proprietary products.

If we do not effectively hire, train, retain and oversee our sales force, we may be unable to add new customers or increase sales to our existing customers, and our business may be adversely affected.

        We depend on our sales force to obtain new customers and increase sales with existing customers. Our software and services offering is complex and there is competition for sales personnel with the range of abilities that we require. Our ability to achieve significant revenue growth will depend, in large part, on our success in continuing to hire, train and retain sufficient numbers of sales personnel to support our growth, including in international markets. In addition, a large percentage of our sales force is new to our company. New hires require significant training and oversight, typically over a period of several quarters, before they can achieve full productivity. Our recent hires and planned hires may not become productive as quickly as we expect, and we may be unable to hire or retain sufficient numbers of qualified individuals in the markets where we do business or plan to do business. In addition, as we grow our sales force, its organization, management and leadership becomes increasingly difficult and complex, and, as a result, we may not be able to grow it successfully. If we are unable to hire, train and retain a sufficient number of effective sales personnel, if we are ineffective at overseeing a growing sales force or if the sales personnel we hire are otherwise unsuccessful in obtaining new customers or increasing sales to our existing customers, our business may be adversely affected.

Our future growth depends in large part on the success of our partner relationships.

        In addition to our sales force, we rely on partners, including our strategic partners DellEMC and VMware, public cloud vendors and SIs, to increase our sales and distribution of our software and services. We also have independent software vendor partners whose integrations increase our ecosystem of services. We are dependent on partner relationships to contribute to our growth and to create leverage in our business model. Our future growth will be increasingly dependent on the success of our partner relationships, and if those partnerships do not provide such benefits, our ability to grow our business will be harmed. If we are unable to scale our partner relationships effectively, or if our partners are unable to serve our customers effectively, we may need to expand our services organization, which could adversely affect our results of operations.

        Our agreements with our partners are generally non-exclusive, meaning our partners may offer products from several different companies to their customers or have their products or technologies also interoperate with products and technologies of other companies, including products that compete with our offerings. Moreover, some of our partners also compete with us. If our partners do not effectively market and sell our offerings, choose to use greater efforts to market and sell their own products or those of our competitors or fail to meet the needs of our customers, our ability to grow our business and sell our offerings will be harmed. Furthermore, our partners may cease marketing our offerings with limited or no notice and with little or no penalty, and new partners could require extensive training and may take several months or more to achieve productivity. The loss of a substantial number of our partners, our possible inability to replace them or the failure to recruit additional partners could harm our results of operations. Our partner structure could also subject us to lawsuits or reputational harm if, for example, a partner misrepresents the functionality of our offerings to customers or violates applicable laws or our corporate policies.

We may not be able to respond to rapid technological changes with new offerings, which could have a material adverse effect on our sales and profitability.

        The markets for our software platform are characterized by constant technological changes, changing open-source software platform technologies and standards, changing customer needs and frequent new software product introductions and improvements. The introduction of third-party solutions embodying new technologies and the emergence of new industry standards, including any open-source projects that have become widely adopted, could make our existing and future software offerings obsolete and unmarketable.

If we are not able to maintain and enhance our brand, our business and results of operations may be adversely affected.

        We believe that protecting our Pivotal brand and maintaining and enhancing our reputation as a pioneer in cloud-native software, agile software development and DevOps is critical to our relationship with our existing customers and partners and our ability to attract new customers and partners. The successful promotion of our brand will depend on a number of factors, including our ability to continue to develop high-quality features and functionality for our offerings, our ability to successfully differentiate our offerings, delivery of customer value, leadership in open-source software, our marketing efforts and our continued protection of our brand. Our brand promotion activities may not be successful or yield increased revenue.

        In addition, independent industry analysts often provide reviews of our offerings, as well as offerings of our competitors, and the perception of our offerings in the marketplace may be significantly influenced by these reviews. If these reviews are negative, or less positive as compared to those of our competitors' products and services, our brand may be adversely affected. The performance of our partners may also affect our brand and reputation if customers do not have a positive experience with our partners' services. The promotion of our brand requires us to make substantial expenditures, and we anticipate that the expenditures will increase as our market becomes more competitive, as we expand into new markets, and as more sales are generated through our partners and more services are performed by our partners. To the extent that these activities yield increased revenue, this revenue may not offset the increased expenses we incur. If we do not successfully maintain and enhance our brand, our business may not grow, we could lose customers or fail to attract potential customers, all of which would adversely affect our business, results of operations and financial condition.

Our stock price and trading volume will be heavily influenced by the way analysts and investors interpret our financial information and other disclosures. Any unfavorable interpretations published by analysts or held by investors could have a negative impact on our stock price, regardless of accuracy, and any decline or lapse in the publication of research by analysts could cause our stock price and trading volume to decline.

        The trading market for our Class A common stock will depend in part on the research reports that analysts publish about our business. If few analysts cover us, demand for our Class A common stock could decrease and our Class A common stock price and trading volume may decline. Similar results may occur if one or more of these analysts stop covering us in the future or fail to publish reports on us regularly.

        Even if our stock is actively covered by analysts, we do not have any control over the analysts or the measures that analysts or investors may rely upon to forecast our future results. For example, in order to assess our business activity in a given period, analysts and investors may look at the combination of revenue and changes in deferred revenue in a given period (sometimes referred to as "billings"). Over-reliance on billings or similar measures may result in analyst or investor forecasts that differ significantly from our own for a variety of reasons, including:

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  a relatively large number of transactions occur at the end of the quarter. Invoicing of those transactions may or may not occur before the end of the quarter based on a number of factors including receipt of information from the customer, volume of transactions and holidays. A shift of a few days has little economic impact on our business, but can shift deferred revenue from one period into the next;

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  multi-year upfront billings may distort trends;

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  subscriptions that have deferred start dates; and

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  services that are invoiced upon delivery.

        In addition, as required by the new revenue recognition standard under Accounting Standard Codification Topic 606, Revenue From Contracts With Customers ("ASC 606"), we disclose our remaining performance obligations. This disclosure obligation is prepared on the basis of estimates based upon contractual arrangements and historical patterns of delivery. Market practices surrounding the calculation of this measure are still evolving. It is possible that analysts and investors could misinterpret our disclosure or that the terms of our customer contracts or other circumstances could cause our methods for calculating this disclosure to differ significantly from others, which could lead to inaccurate or unfavorable forecasts by analysts and investors.

        Regardless of accuracy, unfavorable interpretations of our financial information and other public disclosures could have a negative impact on our stock price. If one or more of the analysts who cover us publish unfavorable research about our business or otherwise downgrade our Class A common stock for any reason, the price of our Class A common stock would likely decline.

The loss of one or more members of our senior management team or an inability to attract and retain highly skilled employees, for which competition is intense, could adversely affect our planned growth.

        Our success depends largely upon the continued service of our senior management team. From time to time, there may be changes in our senior management team, which could disrupt our business. Members of our senior management could terminate their employment with us at any time.

        To execute our growth plan, we must attract and retain highly skilled employees. Competition for such personnel is intense, especially for engineers with high levels of experience in designing, developing and supporting software and for senior sales executives. We work on open-source software-based projects, making our developers highly marketable to other companies that work on similar projects. We may not be successful in attracting and retaining qualified personnel. We have from time to time experienced, and we expect to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we have. In addition, our compensation arrangements, such as our equity award programs, may not always be successful in attracting new employees and retaining and motivating our existing employees. Further, many of our employees may be able to receive significant proceeds from sales of our Class A common stock in the public markets after this offering, which may reduce their motivation to continue to work for us. In addition, employees may be more likely to leave us if the exercise prices of the stock options that they hold are significantly above the market price of our Class A common stock. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects could be severely harmed.

Failure to manage our growth and maintain our corporate culture will harm our business.

        We have substantially increased our overall headcount and expanded our business and operations in recent periods. Our headcount increased from 1,663 full-time employees at the beginning of fiscal 2016 to 2,518 full-time employees at the end of fiscal 2018. We have also expanded into additional geographic locations and added office space, including outside the United States. We expect to continue to expand our operations and employee headcount in the near term; however, our recent growth rates may not be indicative of our future growth. Our success will depend in part on our ability to continue to grow and to manage this growth effectively.

        Our recent growth has placed, and future growth will continue to place, significant demands on our management, infrastructure and other resources and increased our costs. We will need to continue to develop and improve our operational, financial and management controls, and our reporting systems and procedures to manage the expected growth of our operations and personnel, which will require significant capital expenditures and allocation of valuable management and employee resources. If we fail to implement these infrastructure improvements effectively, our ability to ensure uninterrupted operation of key business systems and comply with the rules and regulations that are applicable to public reporting companies will be impaired. Further, if we do not effectively manage the growth of our business and operations, the quality of our platform and services could suffer, and we may not be able to adequately address competitive challenges. This could impair our ability to attract new customers, retain existing customers and expand their use of our platform, all of which would adversely affect our brand, overall business, results of operations and financial condition.

        We believe that our culture has been and will continue to be a key contributor to our success. Our culture and core principles are critical to how we run our business, how we engage with our key constituencies, including our customers, and how we build and deliver our offerings. If we do not continue to maintain our unique culture as we grow, our business could be harmed.

Incorrect or improper implementation or use of our software or inability of our platform to integrate with third-party software or hardware could result in customer dissatisfaction and negatively affect our business, operations, financial results and growth prospects.

        Our software is deployed in a wide variety of complex technology environments, and we believe our future success will depend on our ability to increase sales of our software subscriptions for use in such deployments. Our platform must also integrate with a variety of operating systems, software applications and hardware developed by others. We often assist our customers in achieving successful implementations for large, complex deployments. If we or our customers are unable to implement our software successfully, or are unable to do so in a timely manner, or if we are unable to devote the necessary resources to ensure that our solutions interoperate with other software, systems and hardware, customer perceptions of our company may be impaired, our reputation and brand may suffer and customers may choose not to increase their use of our software.

        Once our platform is implemented on our customers' selected hardware, software or cloud infrastructure, our customers may depend on our support organization services to help them take full advantage of PCF, quickly resolve post-deployment issues and provide effective ongoing support. If our support organization or those of our partners does not offer high-quality services, our ability to sell our offerings to existing customers or to have them renew their subscriptions would be adversely affected. In addition, as we expand our operations internationally, our support organization will face additional challenges, including those associated with delivering support, training and documentation in languages other than English.

The reliability of our platform will continue to be critical to our success. Sustained errors, failures or outages could lead to significant costs and service disruptions, which could negatively affect our business, financial results and reputation.

        Our reputation and ability to attract, retain and serve our customers are dependent upon the reliable performance of our platform and our underlying technical and network infrastructure. We have experienced, and will in the future experience, interruptions, outages and other performance problems. In addition, we rely on third-party service providers to host and deliver our cloud-based offerings, and these third parties may also experience interruptions, outages and other performance problems. Such disruptions may be due to a variety of factors, including infrastructure changes, human or software errors, capacity constraints and inadequate design. A future rapid expansion of our business could increase the risk of such disruptions. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time.

        Our offerings are highly technical and complex and, when deployed, have contained and may contain errors, defects or security vulnerabilities. Any errors, defects or security vulnerabilities discovered in our offerings could result in loss of revenue or delay in revenue recognition, loss of customers and increased service and warranty cost, any of which could adversely affect our business, results of operations and financial condition. In addition, we could face claims for product liability, tort or breach of warranty, including claims relating to changes to our products and services made by our strategic partners. Our contracts with customers contain provisions relating to warranty disclaimers and liability limitations, which may not be upheld. Defending a lawsuit, regardless of its merit, is costly and may divert management's attention and adversely affect the market's perception of us and our offerings. In addition, if our business liability insurance coverage proves inadequate or future coverage is unavailable on acceptable terms or at all, our business, results of operations and financial condition could be adversely impacted.

Adverse economic conditions or reduced information technology spending may adversely impact our revenues.

        Our business depends on the overall demand for information technology and on the economic health of our current and prospective customers. The purchase of our offerings is often discretionary and may involve a significant commitment of capital and other resources. Weak economic conditions, or a reduction in information technology spending even if economic conditions improve, would likely adversely impact our business, results of operations and financial condition in a number of ways, including by lengthening sales cycles, lowering prices for our products and services and reducing sales. In addition, any changes in the domestic or international political environment or deterioration in international relations as well as resulting regulatory or tax policy changes may adversely affect our business and financial results. Furthermore, during challenging economic times our customers may face issues in gaining timely access to sufficient credit, which could result in an impairment of their ability to make timely payments to us. If that were to occur, we may be required to increase our allowance for doubtful accounts, which would adversely affect our financial results.

We do not have an adequate history with our subscription or pricing models to accurately predict the long-term rate of customer adoption or renewal, or the impact these will have on our revenue or operating results.

        We have a limited history with our subscription offerings and pricing model and if, in the future, we are forced to reduce prices for our subscription offerings, our revenue and results of operations will be harmed. We may not be able to accurately predict the long-term rate of customer adoption or renewal, or the impact these will have on our revenue or operating results. We also have limited experience with respect to determining the optimal prices and pricing models for our solution. As a result, in the future we may be required to reduce our prices, which could adversely affect our revenue, gross margin, profitability, financial position and cash flow.

We generate revenue from sales outside of the United States, and we are therefore subject to a number of risks associated with international sales and operations. Challenges presented by international economic, political, legal, accounting and business factors could negatively affect our business, financial condition or results of operations.

        Our business is subject to several risks associated with our non-U.S. operations. These risks may intensify to the extent we successfully scale our non-U.S. business. Accordingly, our future results could be materially and adversely affected by a variety of factors relating to our non-U.S. operations, including, among others, the following:

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  fluctuations in foreign currency exchange rates;

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  changes in a specific country's or region's economic conditions;

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  political or social unrest;

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  trade restrictions;

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  import or export licensing requirements;

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  the overlap of different tax structures or changes in international tax laws;

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  changes in regulatory requirements;

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  difficulties in staffing and managing international operations;

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  stringent data protection regulations in some foreign countries;

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  compliance with a variety of foreign laws and regulations; and

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  longer payment cycles or collectability concerns in certain countries.

        The occurrence of any one of these risks could harm our business and results of operations. Additionally, operating in international markets requires significant management attention and financial resources. We cannot be certain that the investment and additional resources required to operate in other countries will produce desired levels of revenue or profitability.

        Sales to customers located outside of the United States represented 24%, 22% and 23% of our total revenue for fiscal 2016, fiscal 2017 and fiscal 2018, respectively, and we intend to continue to increase sales outside of the United States. In order to maintain and expand our sales internationally, we need to hire and train experienced personnel to staff and manage our foreign operations. To the extent that we experience difficulties in recruiting, training, managing and retaining international staff, and specifically sales management and sales personnel, we may experience difficulties in growing our international sales and operations. If we are not able to maintain successful partner relationships internationally, our future success in such markets could be limited. In addition, the costs associated with scaling our business outside the United States may be significant.

We are exposed to fluctuations in currency exchange rates, which could negatively affect our results of operations.

        Our sales contracts are primarily denominated in U.S. dollars, and therefore substantially all of our revenue is not subject to foreign currency risk. However, a strengthening of the U.S. dollar could increase the real cost of our platform to our customers outside of the United States, which could adversely affect our results of operations. In addition, an increasing portion of our operating expenses is incurred and an increasing portion of our assets is held outside the United States. These operating expenses and assets are denominated in foreign currencies and are subject to fluctuations due to changes in foreign currency exchange rates, which could have an adverse impact on the results of our operations.

Due to the global nature of our business, we could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act or similar anti-bribery laws in other jurisdictions in which we operate, and various international trade and export laws.

        Non-U.S. operations, particularly in those countries with developing economies, are also subject to risks of violations of laws prohibiting improper payments and bribery, including the U.S. Foreign Corrupt Practices Act, U.K. Bribery Act and similar anti-bribery laws in foreign jurisdictions, which generally prohibit U.S.-based companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business to non-U.S. officials, or in the case of the U.K. Bribery Act, to any person. Our global operations require us to import from and export to several countries, which geographically stretches our compliance obligations. In addition, changes in such laws could result in increased regulatory requirements and compliance costs which could adversely affect our business, financial condition and results of operations. Our employees, contractors and agents may take actions in violation of the U.S. Foreign Corrupt Practices Act, U.K. Bribery Act or other anti-bribery laws. Any such violations, even if due to acts or inadvertence of our employees, or due to the acts or inadvertence of others, could subject us to civil or criminal penalties or otherwise have an adverse effect on our business and reputation.

Our sales to government entities and highly regulated organizations are subject to a number of challenges and risks.

        We sell to U.S. federal and state and foreign governmental agency customers, as well as to customers in highly regulated industries such as financial services, pharmaceuticals, insurance and healthcare. Sales to such entities are subject to a number of challenges and risks. Selling to such entities can be highly competitive, expensive and time-consuming, often requiring significant upfront time and expense without any assurance that these efforts will generate a sale. Government contracting requirements may change and in doing so restrict our ability to sell into the government sector until we have attained the revised certification. Government demand and payment for our offerings are affected by public sector budgetary cycles and funding authorizations, with funding reductions or delays adversely affecting public sector demand for our offerings.

        Further, governmental and highly regulated entities may demand shorter subscription periods or other contract terms that differ from our standard arrangements, including terms that can lead those customers to obtain broader rights in our offerings than would be standard. Such entities may have statutory, contractual or other legal rights to terminate contracts with us or our partners due to a default or for other reasons, and any such termination may adversely affect our reputation, business results of operations and financial condition.

Because we recognize subscription revenue over the terms of our contracts, fluctuations in new transactions will not be immediately reflected in our operating results and may be difficult to discern. Professional services revenue may fluctuate significantly from period to period.

        We generally recognize subscription revenue from customers ratably over the terms of their contracts, which are typically one to three years. As a result, most of the subscription revenue we report for each quarter is derived from the recognition of deferred revenue relating to subscriptions entered into during previous periods. Consequently, a decline in subscription sales in any single quarter would likely have only a small impact on our revenue for that quarter. However, such a decline would negatively affect our revenue in future quarters. Accordingly, the effect of significant downturns in transactions and market acceptance of our platform may not be fully apparent from our reported results of operations until future periods.

        We may be unable to adjust our cost structure to reflect the changes in revenues. In addition, a significant portion of our costs are expensed as incurred, while subscription revenue is recognized over the applicable subscription term. As a result, increased growth in the number of our customers could result in our recognition of more costs than revenue in the earlier periods of the terms of our contracts. Our subscription model also makes it difficult for us to rapidly increase our revenue through additional transactions in any period, as revenue from new customers must be recognized over the applicable subscription term.

        Professional services revenue is recognized as the services are performed or delivered, depending on the type of engagement. Professional services engagements often span from a few weeks to several months, which makes it somewhat difficult to predict the timing of revenue recognition for such services and the corresponding effects on our results of operations. Professional services revenue has fluctuated and may continue to fluctuate significantly from period to period. In addition, because professional services expenses are recognized as the services are performed or upon completion of the project, professional services and total margins can significantly fluctuate from period to period.

If our goodwill or amortizable intangible assets become impaired, we may be required to record a significant charge to earnings.

        Under generally accepted accounting principles in the United States ("GAAP"), we review our amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is required to be tested for impairment at least annually. Factors that may be considered a change in circumstances indicating that the carrying value of our goodwill or amortizable intangible assets may not be recoverable include a decline in our stock price and market capitalization, reduced future cash flow estimates and slower growth rates in our industry. We may be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or amortizable intangible assets is determined, which could harm our results of operations.

We may acquire other businesses which could require significant management attention, disrupt our business, dilute stockholder value and adversely affect our results of operations.

        As part of our business strategy, we have in the past made, and may in the future make, acquisitions or investments in complementary companies, products and technologies that we believe fit within our business model and can address the needs of our customers and potential customers. In the future, we may not be able to acquire and integrate other companies, products or technologies in a successful manner. We may not be able to find suitable acquisition candidates, and we may not be able to complete such acquisitions on favorable terms, if at all. In addition, the pursuit of potential acquisitions may divert the attention of management and cause us to incur additional expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our goals, including increases in revenue, and any acquisitions we complete could be viewed negatively by our customers, investors and industry analysts.

        Future acquisitions may reduce our cash available for operations and other uses. We may have to pay cash, incur debt or issue equity securities to pay for any such acquisition, each of which could adversely affect our financial condition or the value of our Class A common stock. The sale or issuance of equity to finance any such acquisitions would result in dilution to our stockholders. The incurrence of indebtedness to finance any such acquisition would result in increased fixed obligations and could also include covenants or other restrictions that would impede our ability to manage our operations. In addition, our future results of operations may be adversely affected by the dilutive effect of an acquisition, performance earnouts or contingent bonuses associated with an acquisition. Furthermore, acquisitions may require large, one-time charges and can result in increased debt, contingent liabilities, adverse tax consequences, additional stock-based compensation expenses, and the recording and subsequent amortization of amounts related to certain purchased intangible assets, any of which items could negatively affect our future results of operations. We may also incur goodwill impairment charges in the future if we do not realize the expected value of any such acquisitions.

We rely on third-party proprietary and open-source software for our offerings, and our inability to obtain third-party licenses for such software, or obtain them on favorable terms, or any errors or failures caused by such software could adversely affect our business, results of operations and financial condition.

        Some of our offerings include software or other intellectual property licensed from third parties. It may be necessary in the future to renew licenses relating to various aspects of these applications or to seek new licenses for existing or new applications. There can be no assurance that the necessary licenses will be available on acceptable terms or under open-source licenses permitting redistribution in commercial offerings, if at all. The inability to obtain certain licenses or other rights or to obtain such licenses or rights on favorable terms, could result in delays in product releases until equivalent technology can be identified, licensed or developed, if at all, and integrated into our products and may have a material adverse effect on our business, results of operations and financial condition. In addition, third parties may allege that additional licenses are required for our use of their software or intellectual property, and we may be unable to obtain such licenses on commercially reasonable terms or at all.

Moreover, the inclusion in our offerings of software or other intellectual property licensed from third parties on a non-exclusive basis could limit our ability to differentiate our offerings from those of our competitors. In addition, to the extent that our platform depends upon the successful operation of third-party software in conjunction with our software, any undetected errors or defects in such third-party software could prevent the deployment or impair the functionality of our platform, delay new feature introductions, result in a failure of our platform and injure our reputation.

Our use of open-source software could subject us to possible litigation or cause us to subject our platform to unwanted open-source license conditions that could negatively impact our sales.

        A significant portion of our platform incorporates open-source software, and we will incorporate open-source software into other offerings or products in the future. Such open-source software is generally licensed by its authors or other third parties under open-source licenses. There is little legal precedent governing the interpretation of certain terms of these licenses, and therefore the potential impact of these terms on our business is unknown and may result in unanticipated obligations regarding our products and technologies. If an author or other third party that distributes such open-source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations. In addition, if we combine our proprietary software with open-source software in a certain manner, under some open-source licenses, we could be required to release the source code of our proprietary software, which could substantially help our competitors develop products that are similar to or better than ours.

        Our products are based in large part on open source provided under the Apache License 2.0. This license states that any work of authorship licensed under it, and any derivative work thereof, may be reproduced and distributed provided that certain conditions are met. It is possible that a court would hold this license to be unenforceable or that someone could assert a claim for proprietary rights in a program developed and distributed under it. Any ruling by a court that this license is not enforceable, or that open-source components of our products may not be reproduced or distributed, may negatively impact our distribution or development of all or a portion of our products. In addition, at some time in the future it is possible that the open-source cores of our products may be distributed under a different license or the Apache License 2.0 may be modified, which could, among other consequences, negatively impact our continuing development or distribution of the software code subject to the new or modified license.

We are subject to governmental export and import controls that could impair our ability to compete in international markets due to licensing requirements and subject us to liability if we are not in compliance with applicable laws.

        Our offerings are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations and various economic and trade sanctions regulations administered by the U.S. Treasury Department's Office of Foreign Assets Control. Exports of our offerings must be made in compliance with these laws and regulations. If we fail to comply with these laws and regulations, we and certain of our employees could be subject to substantial civil or criminal penalties, including the possible loss of export or import privileges, fines which may be imposed on us and responsible employees or managers and, in extreme cases, the incarceration of responsible employees or managers. Obtaining the necessary authorizations, including any required license, for a particular sale may be time-consuming, is not guaranteed and may result in the delay or loss of sales opportunities. In addition, changes in our offerings or changes in applicable export or import regulations may create delays in the introduction and sale of our offerings in international markets, prevent our customers with international operations from deploying our offerings or, in some cases, prevent the export or import of our offerings to certain countries, governments or persons altogether. Any change in export or import regulations, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons or technologies targeted by such regulations, could also result in decreased use of our offerings, or in our decreased ability to export or sell our offerings to existing or potential customers with international operations. Any decreased use of our offerings or limitation on our ability to export or sell our offerings will likely adversely affect our business.

        Furthermore, we incorporate encryption technology into certain of our offerings. Various countries regulate the import of certain encryption technology, including through import permitting and licensing requirements, and have enacted laws that could limit our ability to distribute our offerings or could limit our customers' ability to implement our offerings in those countries. Encrypted products and the underlying technology may also be subject to export control restrictions. Governmental regulation of encryption technology and regulation of imports or exports of encryption products, or our failure to obtain required import or export approval for our offerings, when applicable, could harm our international sales and adversely affect our revenue. Compliance with applicable regulatory requirements regarding the export of our offerings, including with respect to new releases of our offerings, may create delays in the introduction of our offerings in international markets, prevent our customers with international operations from deploying our products throughout their globally-distributed systems or, in some cases, prevent the export of our offerings to some countries altogether.

        Moreover, U.S. export control laws and economic sanctions programs prohibit the shipment of certain applications and services to countries, governments and persons that are subject to U.S. economic embargoes and trade sanctions. Any violations of such economic embargoes and trade sanction regulations could have negative consequences, including government investigations, penalties and reputational harm.

If we are unable to protect our intellectual property rights, our competitive position could be harmed or we could be required to incur significant expenses to enforce our rights.

        Our ability to protect our intellectual property affects the success of our business. We rely on trade secret, patent, copyright and trademark laws and confidentiality agreements with employees and third parties, all of which offer only limited protection. The steps we have taken to protect our proprietary rights may not be adequate to preclude misappropriation of our proprietary information or infringement of our intellectual property rights, and our ability to police such misappropriation or infringement is uncertain, particularly in countries outside of the United States. While we have patents and patent applications pending, we may be unable to obtain patent protection for the technology covered in our patent applications or the patent protection may not be obtained quickly enough to meet our business needs. Even if patents are issued from our patent applications, which is not certain, they may be contested, circumvented or invalidated in the future. Moreover, the rights granted under any issued patents, such as in connection with open-source software, may not provide us with proprietary protection or competitive advantages, and, as with any technology, competitors may be able to develop similar or superior technologies to our own now or in the future. In addition, we rely on contractual and license agreements with third parties in connection with their use of our products and technology. There is no guarantee that such parties will abide by the terms of such agreements or that we will be able to adequately enforce our rights.

        Detecting and protecting against the unauthorized use of our products, technology and proprietary rights is expensive, difficult and, in some cases, impossible. Litigation may be necessary in the future to enforce or defend our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of management resources, either of which could harm our business, results of operations and financial condition, and there is no guarantee that we would be successful. Furthermore, many of our current and potential competitors have the ability to dedicate substantially greater resources to protecting their technology or intellectual property rights than we do. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property, which could result in a substantial loss of our market share.

Claims by others that we or our customers, whose software applications we helped to create, infringe the proprietary technology of such other persons could force us to pay damages or prevent us from using certain technology in our products.

        Third parties could claim that our products or technology infringe their proprietary rights. This risk may increase as the number of products and competitors in our market increases and overlaps occur. Any claim of infringement by a third party, even one without merit, could cause us to incur substantial costs defending against the claim, and could distract our management from our business. Furthermore, a party making such a claim, if successful, could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or other court order that could prevent us from offering our products. In addition, we might be required to seek a license for the use of such intellectual property, which may not be available on commercially reasonable terms or at all. Alternatively, we may be required to develop non-infringing technology, which could require significant effort and expense and may ultimately not be successful. We have received, or may in the future receive, notices alleging that we have misappropriated, misused or infringed other parties' intellectual property rights, including allegations made by our competitors or by non-practicing entities, and, to the extent we gain greater market visibility, we face a higher risk of being the subject of intellectual property infringement assertions. Any of these events could seriously harm our business, results of operations and financial condition.

        Third parties may also assert infringement claims against our customers and strategic partners. Any of these claims could require us to initiate or defend potentially protracted and costly litigation on their behalf, regardless of the merits of these claims, because we generally indemnify our customers and strategic partners from claims of infringement of proprietary rights of third parties in connection with the use of our products. If any of these claims succeed, we may be forced to pay damages on behalf of our customers or strategic partners, which could materially affect our results of operations and cash flows.

Our business could be materially adversely affected as a result of war, acts of terrorism, natural disasters or climate change.

        War, acts of terrorism and natural disasters, such as an earthquake, may cause damage or disruption to our employees, facilities, customers and partners, which could have a material adverse effect on our business, results of operations or financial condition. Such events may also cause damage or disruption to transportation and communication systems and to our ability to manage logistics in such an environment. These risks may be heightened due to the location of our headquarters in the San Francisco Bay Area, an area known for seismic activity.

Investments made in our growth may not achieve the expected associated benefits on a timely basis or at all.

        We have experienced, and may continue to experience, rapid growth and organizational change, which has placed, and may continue to place, significant demands on our management and our operational and financial resources. Additionally, we continue to increase the breadth and scope of our offerings and our operations. To support this growth, and to manage any future growth effectively, we must continue to improve our IT and financial infrastructures, our operating and administrative systems and our ability to manage headcount, capital and internal processes in an efficient manner. Our organizational structure is also becoming more complex as we grow our operational, financial and management infrastructure and we must continue to improve our internal controls as well as our reporting systems and procedures. We intend to continue to invest to expand our business, including investing in research and development and sales and marketing operations, hiring additional personnel, improving our internal controls, reporting systems and procedures, upgrading our infrastructure and increasing our office space. If we do not achieve the benefits anticipated from these investments, or if the achievement of these benefits is delayed, our results of operation may be adversely affected.

Operating as a public company, including maintaining effective internal control over financial reporting, will require us to incur substantial costs and will require substantial management attention. In addition, our management team has limited experience managing a public company.

        As a public company, we will incur substantial legal, accounting and other expenses that we did not incur as a private company, particularly one that had operated as part of a larger corporate organization. For example, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act and the rules and regulations of the SEC. Stock exchange rules will also apply to us following this offering. As part of the new requirements, we will need to establish and maintain effective disclosure and internal controls and make changes to our corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming.

        Most of our management and other personnel have little experience managing a public company and preparing public filings. In addition, we expect that our management and other personnel will need to divert attention from other business matters to devote substantial time to the reporting and other requirements of being a public company. In particular, we expect to incur significant expense and devote substantial management effort to complying with the requirements of Section 404 of the Sarbanes-Oxley Act when applicable. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve other aspects of our internal control over financial reporting. We will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge.

We are implementing several new systems and process improvements as part of our increased independence from Dell Technologies. If these new systems or processes prove ineffective or inadequate, or if we fail to successfully implement them, our business and results of operations may suffer.

        We have recently implemented several new systems to support our operations, and are continuing to implement technology and process improvements. For example we recently implemented new systems and processes and added personnel for enterprise resource planning, invoicing, accounts receivable, accounts payable, human capital management and payroll and benefits. We previously received some of these services from Dell and certain of its subsidiaries.

        There can be no assurance that our transition, implementation and operation of such systems will be successful. We may be unable to implement or operate these systems and processes or add personnel in a timely and cost-effective manner.

We may require additional financing in the future and may not be able to obtain such financing on favorable terms, if at all, which could slow or stop our ability to grow or otherwise harm our business.

        We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, improve our operating infrastructure or acquire complementary businesses and technologies. Prior to this offering, we have financed our operations primarily through equity financings and through the accumulation of a net payable due to DellEMC, which was subsequently converted into preferred stock. We may not be able to obtain additional financing on terms favorable to us, if at all. We may need to engage in equity or debt financings to secure additional funds. If we raise additional equity financing, our stockholders may experience significant dilution of their ownership interests and the per share value of our Class A common stock could decline. There can be no assurance that we will be able to meet the conditions necessary to obtain loans under our existing revolving credit facility or any future debt financing arrangement. In addition, with respect to debt financing transactions, the holders of debt would have priority over the holders of our common stock, and we may be required to accept terms that restrict our ability to incur additional indebtedness and our ability to operate our business. We may also be required to take other actions that would otherwise be in the interests of the debt holders and force us to maintain specified liquidity or other ratios, any of which could harm our business, financial condition and operating results. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be adversely affected.

Our future quarterly results and key metrics may fluctuate significantly and may be difficult to predict, and if we fail to meet the expectations of analysts or investors, our stock price and the value of your investment could decline substantially.

        Our results of operations, including our revenue, operating expenses and cash flows, as well as our key metrics (including our dollar-based net expansion rate), have fluctuated from quarter to quarter in the past and may continue to fluctuate as a result of a variety of factors, many of which are outside of our control, may be difficult to predict and may or may not fully reflect the underlying performance of our business. Some of the factors that may cause our results of operations to fluctuate from quarter to quarter include:

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  our ability to attract new customers;

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  our ability to retain existing customers and expand their use of our platform;

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  our ability to successfully execute our partner strategy;

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  success of our pricing strategy;

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  changes in customers' budgets and in the timing of their purchasing decisions;

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  the focus of our sales force;

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  the timing, terms and size of our initial and subsequent transactions with customers;

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  our ability to successfully expand our business internationally;

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  seasonal and end-of-quarter concentration of our transactions;

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  the timing and success of new products, features and services by us and our competitors or any other change in the competitive dynamics of our industry, including consolidation among competitors, customers or ecosystem partners;

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  customer satisfaction with the functionality, features, performance and pricing of our products and service offerings;

  •
  significant security breaches of, technical difficulties with, or interruptions to, the delivery and use of our platform;

  •
  our ability to leverage the synergies between Labs and PCF and increase subscription revenue as a percentage of revenue;

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  consolidation of our customer base;

  •
  our ability to fully utilize our strategic services resources;

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  potential asset impairments, charges or other expenses;

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  potential claims or litigation;

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  the collectability of receivables;

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  general economic conditions, both domestically and internationally, as well as economic conditions specifically affecting industries in which our customers participate;

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  the impact of new accounting pronouncements; and

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  foreign currency exchange rate fluctuations.

We recently realigned our fiscal calendar to coincide with Dell Technologies' fiscal calendar. This realignment, and any errors in our implementation of the realignment, could adversely impact our business and results of operations.

        Prior to February 2017, the fiscal calendars for Dell Technologies and Pivotal did not align. We reported on a calendar year basis through December 31, 2016, whereas Dell Technologies reports on a 52- or 53-week fiscal year basis ending on the Friday nearest to January 31 of each year. Following Dell Technologies' acquisition of EMC Corporation in September 2016, we changed our fiscal calendar effective January 1, 2017 so that our fiscal calendar would align with that of Dell Technologies.

        The process of implementing a fiscal calendar transition has required and will continue to require us to adjust our processes, data and systems that our management and personnel rely upon to conduct our business operations and coordinate our worldwide activities. There can be no assurance that errors and failures will not occur that could impair our ability to conduct our operations efficiently and effectively. Any such failures of our processes, data and systems could adversely impair our business and results of operations.

        In addition, our new fiscal year is more typical for companies in the retail sector and less typical for software companies. Seasonal buying patterns in the software sector tend to be concentrated in the fourth calendar quarter of the year and, within each quarter, in the last two weeks of that quarter. It is possible that the change in fiscal year could negatively impact the performance of our sales force and the purchasing activities of our customers.

Our reported financial results may be adversely affected by changes in accounting principles generally accepted in the United States.

        GAAP are subject to interpretation by the Financial Accounting Standards Board (the "FASB"), the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results for periods prior to and subsequent to such change, and could affect the reporting of transactions completed before the announcement of a change.

        For example, in May 2014, the FASB issued ASC 606, which supersedes the revenue recognition requirements in ASC 605, Revenue Recognition. We adopted this standard and its impact is reflected in our consolidated financial statements, which include several newly required disclosures. Market practices with respect to these disclosures are still evolving, and securities analysts and investors may not fully understand the implications of our disclosures or how or why they may differ from similar disclosures by other companies. Any additional new accounting standards could have a significant effect on our reported results. If our reported results fall below analyst or investor expectations, our stock price could decline.

We are an emerging growth company and the reduced disclosure requirements applicable to emerging growth companies may make our Class A common stock less attractive to investors.

        We are an emerging growth company as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we intend to take advantage of some of the exemptions from the reporting requirements applicable to other public companies. For example, we intend to take advantage of the exemption from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, the reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and the exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments. It is possible that investors will find our Class A common stock less attractive as a result of our reliance on these exemptions. If so, there may be a less active trading market for our Class A common stock and our stock price may be more volatile.

Our business is subject to a wide range of laws and regulations, including privacy and data protection laws, and our failure to comply with those laws and regulations could harm our business, results of operations and financial condition.

        Our business is subject to regulation by various federal, state, local and foreign governmental agencies, including agencies responsible for monitoring and enforcing employment and labor laws, workplace safety, product safety, environmental laws, consumer protection laws, anti-bribery laws, import and export controls, federal securities laws and tax laws and regulations. In certain foreign jurisdictions, these regulatory requirements may be more stringent than those in the United States. These laws and regulations are subject to change over time and thus we must continue to monitor and dedicate resources to ensure continued compliance.

        In addition, our business is subject to regulation by various federal, state and foreign governmental agencies responsible for monitoring and enforcing privacy and data protection laws. The regulatory framework for privacy issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future, as many new laws and regulations regarding the collection, use and disclosure of personal information have been adopted or are under consideration and existing laws and regulations may be subject to new and changing interpretations. In the United States, these include rules and regulations promulgated under the authority of the Federal Trade Commission, and state breach notification laws. Internationally, many of the jurisdictions in which we operate have established their own data security and privacy legal framework with which we or our customers must comply. We expect that there will continue to be new proposed laws, regulations and industry standards concerning privacy, data protection and information security in the United States, the European Union (the "E.U.") and other jurisdictions, and we cannot yet determine the impacts such future laws, regulations and standards may have on our business or the businesses of our customers, including, for example, the E.U.'s General Data Protection Regulation (the "GDPR"), which will come into force in May 2018.

        Non-compliance with applicable regulations or requirements could subject us to investigations, sanctions, enforcement actions, disgorgement of profits, fines, damages, civil and criminal penalties or injunctions. If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations, and financial condition could be materially adversely affected. In addition, responding to any action will likely result in a significant diversion of management's attention and resources and an increase in professional fees. Enforcement actions and sanctions could harm our business, results of operations and financial condition. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations and policies that are applicable to the businesses of our customers may limit the use and adoption of, and reduce the overall demand for, our software.

        In addition to government regulation, privacy advocates and industry groups have established or may establish new self-regulatory standards that may place additional burdens on us. Our customers may contractually obligate or expect us to meet voluntary certification or other standards established by such third parties, and if we are unable to meet these standards, it could adversely affect our ability to provide our solutions to certain customers and could harm our business.

Risks Related to Our Relationship with Dell Technologies, Dell, DellEMC and VMware

Holders of our Class A common stock have limited ability to influence matters requiring stockholder approval.

        Following this offering, Dell Technologies will own 351,028,548 shares of our outstanding Class B common stock, which will represent approximately         % of our total outstanding shares of common stock and approximately         % of the combined voting power of both classes of our outstanding common stock immediately after this offering (or approximately         % and         %, respectively, if the underwriters exercise their over-allotment option in full). Our Class B common stock has ten votes per share, and our Class A common stock, which is the stock we are offering in this offering, has one vote per share. Moreover, the holders of Class B common stock, voting as a separate class, are entitled to elect 80% of the total number of directors that we would have if there were no vacancies on our board of directors at such time. Subject to any rights of any series of preferred stock to elect directors, the holders of Class A common stock and the holders of Class B common stock, voting together as a single class, are entitled to elect our remaining directors. Through its control of Class B common stock, Dell Technologies will control the vote to elect all of our directors and to approve or disapprove all other matters submitted to a stockholder vote.

        In addition, our certificate of incorporation described in further detail under "Description of Capital Stock" and a master transaction agreement with Dell Technologies described in further detail under "Certain Relationships and Related Party Transactions—Transactions with Dell Technologies or Dell—Master Transaction Agreement" provide that so long as Dell Technologies and the other members of its consolidated group for U.S. federal income tax purposes (the "Dell Technologies Group") beneficially own shares of common stock representing a majority in voting power of our capital stock entitled to vote generally on the election of directors (the "Voting Power"), to the prior affirmative vote of the holders of a majority of the outstanding shares of Class B common stock, voting as a separate class, is required in order to authorize us to take certain actions, including, subject to certain exceptions:

  •
  adopting or implementing any stockholder rights plan or similar takeover defense measure;

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  entering into a merger, consolidation, business combination or sale of all or substantially all of our assets, or selling, transferring or licensing any of our business, operations or intellectual property for aggregate consideration in excess of $100 million in any calendar year period;

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  acquiring the stock or assets of another entity in transactions involving in excess of $         ;

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  issuing any capital stock or stock equivalent except to our subsidiaries, or pursuant to this offering or any outstanding stock equivalent, or our employee benefit plans;

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  determining the aggregate size of our annual equity awards;

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  taking any actions to dissolve, liquidate or wind-up our company;

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  declaring dividends on our stock;

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  entering into any exclusive or exclusionary arrangement with a third party involving, in whole or in part, products or services that are similar to those of Dell Technologies;

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  approving, amending or repealing our certificate of incorporation or bylaws, or the certificate of incorporation or bylaws of certain of our subsidiaries;

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  acquiring the business, operations, securities or indebtedness of another entity for consideration in excess of $         in any calendar year period;

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  incurring indebtedness in excess of $         ;

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  approving, modifying or terminating any employee equity plan;

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  entering into any legal settlement resulting in payment by us in excess of $         or that would impose limitations on our operations; and

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  entering into any transaction involving consideration in excess of $         .

        If Dell Technologies does not provide any requisite affirmative vote on matters requiring stockholder approval or any requisite consent, in each case allowing us to conduct such activities when requested, we will not be able to conduct such activities and, as a result, our business and our results of operations may be adversely affected.

Dell Technologies has the ability to prevent a change in control transaction and may sell control of Pivotal without benefiting other stockholders.

        Dell Technologies' voting control gives Dell Technologies the ability to prevent transactions that would result in a change in control of Pivotal, including transactions in which holders of our Class A common stock might otherwise receive a premium for their shares over the then-current market price. In addition, Dell Technologies is not prohibited from selling a controlling interest in us to a third party and may do so without the approval of the holders of our Class A common stock and without providing for a purchase of any shares of Class A common stock held by persons other than Dell Technologies. Accordingly, shares of Class A common stock may be worth less than they would be if Dell Technologies did not maintain voting control over us.

Dell Technologies' ability to control our board of directors may make it difficult for us to recruit independent directors.

        So long as Dell Technologies beneficially owns shares of our common stock representing at least a majority of the votes entitled to be cast by the holders of outstanding voting stock, Dell Technologies can effectively control and direct our board of directors. Further, the interests of Dell Technologies and our other stockholders may diverge. Under these circumstances, it may become difficult for us to recruit independent directors.

We engage in related party transactions with Dell Technologies and/or VMware that may divert our resources, create opportunity costs and prove to be unsuccessful.

        We currently engage in a number of related party transactions with Dell Technologies and VMware through our joint marketing and sales of our products and services and our mutually beneficial commercial and go-to-market relationships, and we expect to engage in additional related party transactions with Dell Technologies and VMware to leverage the benefits of our strategic alignment. Our participation in these transactions may cause certain of our other vendors and ecosystem partners who compete with Dell Technologies and its subsidiaries and VMware to also view us as their competitors. We cannot predict whether our stockholders and industry or securities analysts will react positively to announcements of new related party transactions.

        In addition, these transactions may prove not to be successful and may divert our resources or the attention of our management from other opportunities.

Dell Technologies and VMware may compete with us, which could reduce our market share.

        There can be no assurance that Dell Technologies or VMware will not compete with us in the future. None of our agreements with Dell Technologies, DellEMC or VMware contain any restrictions on their ability to compete with us. In addition, the intellectual property agreements that we have with DellEMC and VMware (both controlled by Dell Technologies) (i) provided DellEMC and VMware a limited license back to use certain of our copyrights and source code in existence at the time of our formation to continue producing their then-existing products and services, and to use certain of our patents in existence at the time of our formation to continue producing their then-existing products and services and to produce later-developed products and services, so long as those later-developed products and services do not compete with any of our products and services in existence at the time of our formation and (ii) provided VMware a license to use certain of our products in existence at the time of the agreement within certain of its then-existing products for a limited time period that is set to expire on March 31, 2018 (except as necessary for VMware to provide customary support services to pre-existing end users). DellEMC's and VMware's retained licenses in this regard extend to their majority-owned subsidiaries, which could include joint ventures where DellEMC or VMware holds a majority position and one or more of our competitors hold minority positions.

        Dell Technologies could also assert control over us in a manner which could impede our growth or our ability to enter new markets or otherwise adversely affect our business. Further, Dell Technologies could utilize its control over us to cause us to take or refrain from taking certain actions, including entering into relationships with strategic, technology and other marketing partners, enforcing our intellectual property rights or pursuing corporate opportunities or product development initiatives that could adversely affect our competitive position, including our competitive position relative to that of Dell Technologies or VMware in markets where we compete with them.

Conflicts of interest may arise because some of our directors and officers own stock or other equity interests in Dell Technologies or VMware and hold management positions with Dell Technologies or VMware.

        Some of our directors and officers own stock or other equity interests in Dell Technologies or VMware. In addition, some of our directors are officers or directors of Dell Technologies or VMware. Ownership of such equity interests by our directors and officers and the presence of executive officers or directors of Dell Technologies or VMware on our board of directors could create, or appear to create, conflicts of interest with respect to matters involving both us and any one of them that could have different implications for any of these investors than they do for us. Provisions of our amended and restated certificate of incorporation that will be in effect immediately upon the closing of this offering address corporate opportunities that are presented to our directors and officers that are also directors of officers of Dell Technologies or VMware. We cannot assure you that our amended and restated certificate of incorporation will adequately address potential conflicts of interest or that potential conflicts of interest will be resolved in our favor or that we will be able to take advantage of corporate opportunities presented to individuals who are officers or directors of both us and Dell Technologies or VMware. As a result, we may be precluded from pursuing certain advantageous transactions or growth initiatives.

Our inability to resolve in a manner favorable to us any potential conflicts or disputes that arise between us and Dell Technologies or its subsidiaries with respect to our past and ongoing relationships may adversely affect our business and prospects.

        Potential conflicts or disputes may arise between Dell Technologies or its subsidiaries and us in a number of areas relating to our past or ongoing relationships, including:

  •
  actual or anticipated variations in our quarterly or annual results of operations;

  •
  tax, employee benefit, indemnification and other matters arising from our relationship with Dell Technologies or its subsidiaries;

  •
  business combinations involving us;

  •
  our ability to engage in activities with certain ecosystem partners;

  •
  sales or dispositions by either of DellEMC or VMware of all or any portion of their beneficial ownership interest in us;

  •
  the nature, quality and pricing of services Dell Technologies or its subsidiaries have agreed to provide us;

  •
  business opportunities that may be attractive to us and Dell Technologies or its subsidiaries;

  •
  intellectual property or other proprietary rights; and

  •
  joint sales and marketing activities with Dell Technologies or its subsidiaries.

        The resolution of any potential conflicts or disputes between us and Dell Technologies or its subsidiaries over these or other matters may be less favorable to us than the resolution we might achieve if we were dealing with an unaffiliated party.

        The agreements we have entered into with Dell Technologies and certain of its subsidiaries, which are described in this prospectus, are of varying durations and may be amended upon agreement of the parties. The terms of these agreements were primarily determined by Dell Technologies or its subsidiaries, and therefore may not be representative of the terms we could obtain on a stand-alone basis or in negotiations with an unaffiliated third party. For so long as we are controlled by Dell Technologies, we may not be able to negotiate renewals or amendments to these agreements, if required, on terms as favorable to us as those we would be able to negotiate with an unaffiliated third party.

We are a "controlled company" within the meaning of the         rules and, as a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. Accordingly, holders of our Class A common stock will not have the same protections afforded to stockholders of companies that are subject to such requirements.

        After the closing of this offering, Dell Technologies will indirectly through its subsidiaries, including VMware, own none of the outstanding shares of our Class A common stock and all of the shares of our Class B common stock, representing         % of the total outstanding shares of common stock or         % of the combined voting power of the outstanding common stock. Through its control of the Class B common stock, which is generally entitled to ten votes per share in the election of directors, Dell Technologies will control the vote to elect all of our directors. As a result, we will be a "controlled company" within the meaning of the         rules. Under these rules, a "controlled company" may elect not to comply with certain corporate governance requirements, including the requirements that, within one year of the closing of this offering, a listed company have a:

  •
  board that is composed of a majority of "independent directors," as defined under the rules of the             ;

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  compensation committee that is composed entirely of independent directors; and

  •
  nominating and corporate governance committee that is composed entirely of independent directors.

        We intend to utilize these exemptions. After the closing of this offering, our board of directors will not have a majority of independent directors and only our audit committee will be subject to requirements under SEC and         rules to consist entirely of independent directors. Accordingly, holders of our Class A common stock will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the              .

We rely on contractual arrangements with our strategic partners for a significant portion of our revenue.

        Transactions processed through our strategic partners under our agency agreements with DellEMC and VMware generated 46% of our total revenue in fiscal 2016, 44% of our total revenue in fiscal 2017 and 37% of our total revenue in fiscal 2018. Any adverse changes in our joint sales arrangements or the effectiveness of such arrangements with DellEMC or VMware could have a material impact on our results of operations.

Our stock price could be impacted by the reported results and other statements of Dell Technologies.

        As the majority owner of our stock, Dell Technologies includes our accounts in its consolidated financial statements, subject to non-controlling interest adjustments to eliminate the portion of our accounts that are attributable to other stockholders outside of the Dell Technologies consolidated group of companies. Such non-controlling interest adjustments include those pertaining to both Pivotal and other companies for which Dell Technologies is a less than 100% owner. Dell Technologies does not report Pivotal's financial information as a standalone segment. Accordingly, any information about Pivotal that is included in Dell Technologies' financial statements or other public statements is necessarily limited. Nevertheless, the information provided or the conclusions that investors or analysts draw from such information could have an adverse impact on the trading price of our Class A common stock.

Third parties may seek to hold us responsible for liabilities of Dell Technologies, DellEMC or VMware, which could result in a decrease in our income.

        Third parties may seek to hold us responsible for liabilities of Dell Technologies, DellEMC or VMware. Under the original contribution agreements with DellEMC and VMware pursuant to which DellEMC and VMware contributed certain of their businesses to us when we were first formed, DellEMC and VMware agreed to indemnify us for claims and losses relating to liabilities related to DellEMC's and VMware's businesses and not related to our business. The original contribution agreements have no set terms, and these indemnification obligations will continue indefinitely except to the extent limited by law or the mutual agreement of the parties. In addition, under the master transaction agreement, we will indemnify Dell Technologies for claims and losses relating to liabilities related to our business. If those liabilities are significant and we are ultimately held liable for them, we cannot assure you that we will be able to recover the full amount of our losses from Dell Technologies, DellEMC or VMware.

Dell Technologies' or VMware's competitive position in certain markets may constrain our ability to build and maintain partnerships.

        Our existing and potential partner relationships may be negatively affected by our relationships with Dell Technologies and VMware, our largest stockholders. We do and may partner with companies that compete with Dell Technologies or VMware in certain markets. Dell Technologies' control over us and VMware may affect our ability to effectively partner with these companies. These companies may favor our competitors because of our relationship with Dell Technologies and VMware.

To preserve Dell Technologies' ability to conduct a tax-free distribution of the shares of our Class B common stock that it beneficially owns, we may be prevented from pursuing opportunities to raise capital, acquire other companies or undertake other transactions, which could hurt our ability to grow.

        To preserve its ability to effect a future tax-free spin-off of us, or certain other tax-free transactions involving us, Dell Technologies is required to maintain "control" of us within the meaning of Section 368(c) of the Internal Revenue Code, which is defined as 80% of the total voting power and 80% of each class of nonvoting stock. We have entered into a tax sharing agreement with Dell Technologies, which restricts our ability to issue any stock, issue any instrument that is convertible, exercisable or exchangeable into any of our stock or which may be deemed to be equity for tax purposes, or take any other action that would be reasonably expected to cause Dell Technologies to beneficially own stock in us that, on a fully diluted basis, does not constitute "control" within the meaning of Section 368(c) of the Internal Revenue Code. We also have agreed to indemnify Dell Technologies for any breach by us of the tax sharing agreement. Additionally, under our certificate of incorporation and the master transaction agreement, the prior affirmative vote of the holders of a majority of the outstanding shares of Class B common stock, voting as a separate class, is required in order to authorize us to issue stock or securities except pursuant to this offering or our employee benefit plans. We also have agreed to indemnify Dell Technologies for any breach by us of the master transaction agreement. As a result, we may be prevented from raising equity capital or pursuing acquisitions or other growth initiatives that involve issuing equity securities as consideration.

Our net operating loss carryforwards and other tax assets are generally unavailable for our use.

        Since fiscal 2014, our U.S. federal and state net operating losses and research credits and foreign tax credits have been fully applied against DellEMC's or Dell Technologies' consolidated returns as we were included in the consolidated U.S. federal and state income tax returns of DellEMC and, after Dell Technologies' acquisition of EMC Corporation, Dell Technologies. Accordingly, our U.S. federal and state net operating loss carryforwards as of February 2, 2018 are not representative of the tax assets we will have as a public company, when we expect to leave Dell Technologies' U.S. federal and certain state returns. Upon the completion of this offering, our federal and state net operating loss carryforwards and our federal and state tax credits will be eliminated or significantly reduced. We also expect that we would continue to maintain a valuation allowance for such net operating loss carryforwards and credits. Pursuant to our tax sharing agreement with Dell Technologies and DellEMC, we are limited in our ability to carryback net operating losses. Additionally, recently-enacted U.S. federal tax reform may limit our ability to use future net operating losses.

We could be held liable for the tax liabilities of other members of Dell Technologies' consolidated tax group.

        We have historically been included in either DellEMC's consolidated group or Dell Technologies' consolidated group for U.S. federal income tax purposes, as well as in certain consolidated, combined or unitary groups that include Dell Technologies, DellEMC or certain of their subsidiaries for state and local income tax purposes, although we expect that as a result of this offering, we will no longer be included in Dell Technologies' consolidated group. Pursuant to a tax sharing agreement with Dell Technologies and DellEMC, we and Dell Technologies generally will make payments to each other such that, for any taxable period in which we or any of our subsidiaries are included in a Dell Technologies' consolidated, combined or unitary return, the amount of taxes to be paid by us will be determined, subject to certain adjustments, as if we and each of our subsidiaries were in a separate group.

        When we become subject to income tax audits as a member of a Dell Technologies' group return, the tax sharing agreement provides that Dell Technologies has authority to control the audit and represent Dell Technologies' and our interests to the tax authority. Accordingly, if we and Dell

Technologies differ on appropriate responses and positions to take with respect to tax questions that may arise in the course of an audit, our ability to affect the outcome of such audits may be impaired.

        Each member of a consolidated group during any part of a consolidated return year is jointly and severally liable for tax on the consolidated return of such year and for any subsequently determined deficiency thereon. Similarly, in some jurisdictions, each member of a consolidated, combined or unitary return for state, local or non-U.S. income tax purposes is jointly and severally liable for the state, local or non-U.S. income tax liability of each other member of the consolidated, combined or unitary return. Accordingly, for any period in which we are included in the Dell Technologies consolidated return for U.S. federal income tax purposes or any other consolidated, combined or unitary return of Dell Technologies and its subsidiaries, we could be liable in the event that any income tax liability was incurred, but not discharged, by any other member of any such return.

Risks Related to this Offering and Ownership of Our Class A Common Stock

An active trading market for our Class A common stock may never develop or be sustained.

        Although we have applied to list our Class A common stock on         under the symbol         , we cannot assure you that an active trading market for our Class A common stock will develop on that exchange or elsewhere or, if developed, that any market will be sustained. Accordingly, we cannot assure you of the likelihood of your ability to sell your shares of Class A common stock when desired, the prices that you may be able to obtain for your shares or the liquidity of any trading market.

The price of our Class A common stock may be volatile, which could cause the value of your investment to decline.

        Technology stocks have historically experienced high levels of volatility. The trading price of our Class A common stock is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose all or part of your investment in our Class A common stock. Factors that may cause the market price of our Class A common stock to fluctuate include:

  •
  announcements of new offerings, services or technologies, relationships with partners, acquisitions or other events by us or our competitors;

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  changes in economic conditions;

  •
  price and volume fluctuations in the overall stock market from time to time;

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  significant volatility in the market price and trading volume of technology companies in general and of companies in our industry;

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  fluctuations in the trading volume of our shares or the size of our public float;

  •
  actual or anticipated changes or fluctuations in our results of operations or other key metrics;

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  whether our results of operations or other key metrics meet the expectations of securities analysts or investors;

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  actual or anticipated changes in the expectations of investors or securities analysts;

  •
  the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

  •
  developments or disputes concerning our intellectual property or other proprietary rights;

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  litigation involving us, our industry or both, or investigations by regulators into our operations or those of our competitors;

  •
  changes in accounting standards, policies, guidelines, interpretations or principles;

  •
  regulatory developments in the United States, foreign countries or both;

  •
  major catastrophic events in our domestic and foreign markets;

  •
  sales of large blocks of our stock; and

  •
  departures of key personnel.

        In addition, if the market for technology stocks or the overall stock market experience a loss of investor confidence, the trading price of our Class A common stock could decline for reasons unrelated to our business, results of operations or financial condition. The trading price of our Class A common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us.

        In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been brought against that company. If our Class A common stock price is volatile, we may become the target of securities litigation. Securities litigation could result in substantial costs and divert our management's attention and resources from our business, and this could have a material adverse effect on our business, results of operations and financial condition.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

        The principal purposes of this offering are to increase our financial flexibility, create a public market for our Class A common stock and facilitate our future access to the public equity markets. We currently intend to use the net proceeds from this offering for working capital and general corporate purposes, including continued investments in the growth of our business. In addition, we may use a portion of the net proceeds received by us from this offering for investments in or acquisitions of businesses, technologies or other assets that we believe to be complementary. However, we have no current understandings, agreements or commitments for any specific material acquisitions at this time. As a result, our management will have broad discretion in the allocation and use of the net proceeds from this offering.

        The failure by our management to allocate or use these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value. Our ultimate use of the net proceeds from this offering may vary substantially from their currently intended use.

If you purchase our Class A common stock in this offering, you will incur immediate and substantial dilution.

        The initial public offering price is substantially higher than the pro forma as adjusted net tangible book value (deficit) per share of our Class A common stock of $           per share immediately following this offering. Investors purchasing Class A common stock in this offering will pay a price per share that substantially exceeds the net tangible book value (deficit) per share. As a result, investors purchasing Class A common stock in this offering will incur immediate dilution of $          per share, based on the initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus.

        This dilution is due to the substantially lower price paid by our investors who purchased shares prior to this offering as compared to the price offered to the public in this offering. In addition, the exercise of any outstanding options would result in additional dilution. As a result of the dilution to investors purchasing shares in this offering, investors may receive less than the purchase price paid in this offering in the event of our liquidation. See "Dilution" for additional information.

Sales of a substantial number of shares of our Class A common stock in the public market by our existing stockholders following this offering could cause the price of our Class A common stock to decline.

        Sales of a substantial number of shares of our Class A common stock in the public market, or the perception that these sales might occur, could depress the price of our Class A common stock and could impair our ability to raise capital through the sale of additional equity securities. We cannot predict the effect that sales may have on the prevailing price of our Class A common stock.

        Subject to certain exceptions described in the section titled "Underwriters," we, our executive officers, directors and holders of a substantial majority of our common stock and securities convertible into or exercisable or exchangeable for shares of our common stock have entered into lock-up agreements with the underwriters of this offering under which we and they have agreed that, subject to certain exceptions, without the prior written consent of                           , as representative of the underwriters, we and they will not dispose of or hedge any of these securities for a period of 180 days after the date of this prospectus. In addition, our executive officers, directors and holders of substantially all of these securities have entered into market standoff agreements with us under which they have agreed that, subject to certain exceptions, without our consent, they will not dispose of or hedge any of these securities for a period of 180 days after the date of this prospectus. We have agreed that, without the prior written consent of                           , as representative of the underwriters, we will not release any of the securities subject to these market standoff agreements. When the lock-up period in the lock-up agreements and market standoff agreements expires, we and our locked-up security holders will be able to sell our shares in the public market. In addition,                           , as representative of the underwriters, may release all or some portion of the shares subject to the lock-up agreements or market standoff agreements prior to the expiration of the lock-up period. See "Underwriters" for more information on agreed exceptions to these lockup agreements. Sales of a substantial number of such shares upon expiration of, or the perception that such sales may occur, or early release of the securities subject to, the lock-up agreements or market standoff agreements, could cause our stock price to fall or make it more difficult for you to sell your Class A common stock at a time and price that you deem appropriate.

        Based on shares outstanding as of the last day of fiscal 2018, holders of up to approximately 425,853,342 shares of our Class A common stock (including shares issuable upon conversion of Class B common stock) will have rights, subject to certain conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register the offer and sale of all shares of capital stock that we may issue under our equity compensation plans.

Future sales and issuances of our common stock or rights to purchase common stock could result in additional dilution to our stockholders and could cause the price of our Class A common stock to decline.

        We may issue additional Class A or Class B common stock, convertible securities or other equity following the completion of this offering. We also expect to issue Class A common stock to our employees, directors and other service providers pursuant to our equity incentive plans. Such issuances could be dilutive to investors and could cause the price of our Class A common stock to decline. If we seek to engage in additional equity financing, we may not be able to obtain such financing on favorable terms, if at all. New investors in such issuances could receive rights senior to those of holders of our Class A common stock.

The difference in the voting rights of our classes of capital stock may harm the value and liquidity of our Class A common stock.

        Our Class B common stock has 10 votes per share, and our Class A common stock has one vote per share. See "Description of Capital Stock." The difference in the voting rights of the Class A common stock and the Class B common stock could harm the value of the Class A common stock to the extent that any current or future investor in our common stock ascribes value to the voting rights associated with the Class B common stock. The existence of dual classes of our common stock could result in less liquidity for any such class than if there were only one class of our capital stock.

The dual class structure of our common stock may adversely affect the trading price of our Class A common stock.

        Our Class B common stock has ten votes per share and our Class A common stock, which is the stock we are offering in this offering, has one vote per share. As discussed in "Risk Factors—Holders of our Class A common stock have limited ability to influence matters requiring stockholder approval," this control may adversely affect the market price of our Class A common stock.

        In addition, in 2017, FTSE Russell, S&P Dow Jones and MSCI announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices to exclude companies with multiple classes of shares of common stock from being added to such indices. FTSE Russell announced plans to require new constituents of its indices to have at least five percent of their voting rights in the hands of public stockholders, whereas S&P Dow Jones announced that companies with multiple share classes, such as ours, will not be eligible for inclusion in the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. MSCI also opened public consultations on their treatment of no-vote and multi-class structures and has temporarily barred new multi-class listings from its ACWI Investable Market Index and U.S. Investable Market 2500 Index. We cannot assure you that other stock indices will not take a similar approach to FTSE Russell, S&P Dow Jones and MSCI in the future. Under the announced policies, our dual class capital structure would make us ineligible for inclusion in any of these indices and, as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track these indices will not invest in our stock. These policies are new and it is unclear what effect, if any, they will have on the valuations of publicly traded companies excluded from the indices, but it is possible that they may depress these valuations compared to those of other similar companies that are included.

We do not expect to pay any cash dividends for the foreseeable future. Investors may never obtain a return on their investment.

        We have never paid dividends to our stockholders. Anyone considering investing in our Class A common stock should not rely on such investment to provide dividend income. We do not anticipate that we will pay any cash dividends to holders of Class A common stock in the foreseeable future. Instead, we currently plan to retain any earnings to maintain and expand our existing operations. In addition, our current revolving credit facility and future debt financing arrangements contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our common stock. Accordingly, investors must rely on sales of their Class A common stock after price appreciation, which may never occur, as the only way to realize any return on their investment. As a result, investors seeking cash dividends should not purchase the Class A common stock.

Delaware law and our certificate of incorporation and bylaws will contain anti-takeover provisions that could delay or discourage takeover attempts that stockholders may consider favorable.

        Our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect immediately upon the closing of this offering will contain provisions that could delay or prevent a change in control of our company. These provisions could also make it difficult for stockholders to elect directors who are not nominated by the current members of our board of directors or take other corporate actions, including effecting changes in our management. These provisions include:

  •
  the provision that our Class B common stock is entitled to ten votes per share, while our Class A common stock is entitled to one vote per share, enabling Dell Technologies, as the beneficial owner of all outstanding shares of our Class B common stock upon the closing of this offering, to control the outcome of substantially all matters submitted to a vote of our stockholders, including the election of directors;

  •
  establish certain supermajority thresholds for our stockholders to amend certain provisions of our certificate of incorporation or bylaws;

  •
  a classified board of directors with three-year staggered terms, which could delay the ability of stockholders to change the membership of a majority of our board of directors;

  •
  the ability of our board of directors to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

  •
  in the event that Dell Technologies and certain of its affiliates (the "Dell Technologies Entities") cease to beneficially own in the aggregate at least 50% of the Voting Power, directors may be removed only for cause;

  •
  in the event that the Dell Technologies Entities cease to beneficially own in the aggregate at least 50% of the Voting Power, the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of our board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

  •
  the prohibition of cumulative voting in the election of directors or any other matters, which would otherwise allow less than a majority of stockholders to elect director candidates;

  •
  the requirement for advance notice for nominations for election to the board of directors or for proposing matters that can be acted upon at a stockholders' meeting; and

  •
  in the event that the Dell Technologies Entities cease to beneficially own at least 50% of the Voting Power, stockholders may not act by written consent and may not call special meetings of the stockholders.

        In addition, we will become subject to Section 203 of the Delaware General Corporation Law at such time (if any) as the Dell Technologies Entities ceases to beneficially own in the aggregate at least       % of the Voting Power. This statute prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder (generally a person who, together with its affiliates, owns or within the last three years has owned 15% or more of our voting stock) for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.

        These provisions in our amended and restated certificate of incorporation and bylaws and under Delaware law could discourage potential takeover attempts and could reduce the price that investors might be willing to pay for shares of our common stock.

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

        Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for:

  •
  any derivative action or proceeding brought on our behalf;

  •
  any action asserting a claim of breach of a fiduciary duty owed by, or other wrongdoing by, any of our directors, officers or other employees, or stockholders to us or our stockholders;

  •
  any action asserting a claim of breach of a fiduciary duty owed by, or other wrongdoing by, any of our directors, officers or other employees, or stockholders to us or our stockholders;

  •
  any action asserting a claim governed by the internal affairs doctrine.

        Any person purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have received notice of and consented to the foregoing provisions. This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds more favorable for disputes with us or with our directors, our officers or other employees, or our other stockholders, including our majority stockholder, which may discourage such lawsuits against us and such other persons. Alternatively, if a court were to find this choice of forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, results of operations and financial condition.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus, particularly in the sections titled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," contains forward-looking statements. In some cases, you can identify these statements by forward-looking words such as "may," "might," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue," the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial performance, our anticipated growth strategies and anticipated trends in our business.

        These statements are only predictions based on our current expectations and projections about future events and trends. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially and adversely from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including those factors discussed under the caption entitled "Risk Factors." You should specifically consider the numerous risks described under "Risk Factors." Moreover, we operate in a competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially and adversely from those contained in any forward-looking statements we may make.

        Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. Except to the extent required by law, we undertake no obligation to update any of these forward-looking statements after the date of this prospectus to conform our prior statements to actual results or revised expectations or to reflect new information or the occurrence of unanticipated events. Given these risks, uncertainties and assumptions, you are cautioned not to place undue reliance on such forward-looking statements as predictions of future performance or otherwise.

 INDUSTRY AND MARKET DATA

        Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market size, is based on information from various sources, including those listed below, on assumptions that we have made that are based on such information and other, similar sources and on our knowledge of the markets for our solutions. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While we believe the market position, market opportunity and market size information included in this prospectus is generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled "Risk Factors" and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

        Certain information in this prospectus is contained in independent industry publications. The sources of these independent industry publications are provided below:

  •
  Forecast Analysis: Public Cloud Services, Worldwide, 2015-2021, 3Q17 Update, Gartner, October 2017

  •
  Forecast Analysis: Enterprise Software Markets, Worldwide, 2014-2021, Gartner, September 2017

  •
  How to Respond to the 2018 Threat Landscape, Gartner, November 2017

  •
  Forrester Business Technographics Global Developer Survey, 2016

  •
  IDC Infobrief: Optimisation Drives Digital Transformation, January 2017

  •
  IDC FutureScape: Worldwide Cloud 2018 Predictions, October 2017

        The Gartner Reports described herein, (the "Gartner Reports") represent research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. ("Gartner"), and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this Prospectus) and the opinions expressed in the Gartner Reports are subject to change without notice.

 USE OF PROCEEDS

        We estimate that the net proceeds to us from this offering will be approximately $          million, or approximately $          million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        Each $1.00 increase or decrease in the assumed initial public offering price per share would increase or decrease our net proceeds by approximately $          million, assuming that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each 1,000,000 share increase or decrease in the number of shares offered by us would increase or decrease our net proceeds by approximately $          million, assuming an initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        The principal purposes of this offering are to increase our financial flexibility, create a public market for our Class A common stock and facilitate our future access to the public equity markets. We intend to use the net proceeds of this offering for working capital and other general corporate purposes, including continued investments in the growth of our business described in "Business—Growth Strategy." In addition, we may use a portion of the net proceeds for investments in or acquisitions of businesses, technologies or other assets that we believe to be complementary. We do not have any existing agreements or commitments for any specific investments or acquisitions. We do not intend to transfer any net proceeds we receive from this offering to Dell Technologies, Dell or their respective affiliates, other than payments in the ordinary course of business under one or more of the agreements described under "Certain Relationships and Related Party Transactions."

        Our expected uses of the net proceeds from this offering represent our intentions based on our present plans and business conditions. We cannot predict with certainty all of the particular uses for such proceeds or the amounts that we actually will spend on the uses specified above. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering.

        The timing and amount of our actual application of the net proceeds from this offering will be based on many factors, including our cash flows from operations and the growth of our business. Pending the uses set forth above, we intend to invest the net proceeds from this offering in a variety of investments, including short-term and intermediate-term, interest-bearing securities.

DIVIDEND POLICY

        We have never declared or paid any cash dividends on our capital stock. We currently anticipate that we will retain all available funds for use in the operation and expansion of our business. We do not anticipate paying any cash dividends in the foreseeable future. The terms of our revolving credit facility also restrict our ability to pay dividends, and we may also enter into other credit agreements or other borrowing arrangements in the future that will restrict our ability to declare or pay cash dividends on our capital stock.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and capitalization as of February 2, 2018 on:

  •
  an actual basis;

  •
  a pro forma basis, giving effect to (i) the automatic conversion of (a) 74,824,794 shares of our outstanding Series B and Series C convertible preferred stock into an equivalent number of shares of our Class A common stock and (b) 220,933,309 shares of our outstanding Series A and Series C-1 convertible preferred stock into an equivalent number of shares of our Class B common stock immediately prior to the closing of this offering and (ii) the filing and effectiveness of our amended and restated certificate of incorporation immediately upon the closing of this offering; and

  •
  a pro forma as adjusted basis to reflect (i) the pro forma adjustments set forth above and (ii) the sale by us of              shares of our Class A common stock in this offering, based upon the receipt by us of the estimated net proceeds from this offering at an assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        This table should be read in conjunction with the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes contained elsewhere in this prospectus.

	As of February 2, 2018
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(in thousands, except share and per share data)
Cash and cash equivalents	$73,012	$73,012	$

Long-term debt	$20,000	$20,000
Redeemable convertible preferred stock:
Series A preferred stock, $0.01 par value; 140,190,476 shares authorized, issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	490,667	—
Series B preferred stock, $0.01 par value; 30,031,747 shares authorized, issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	105,111	—
Series C preferred stock, $0.01 par value; 44,793,047 shares authorized, issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	233,000	—
Series C-1 preferred stock, $0.01 par value; 80,742,833 shares authorized, issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	419,549	—
Stockholders' equity (deficit):
Preferred stock, $0.01 par value; no shares authorized, issued or outstanding, actual; shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted
Class A common stock, $0.01 par value; 605,000,000 shares authorized, 8,585,797 shares issued and outstanding, actual; shares authorized, 83,410,591 shares issued and outstanding, pro forma, shares authorized, shares issued and outstanding, pro forma as adjusted	86	834
Class B common stock, $0.01 par value; 375,000,000 shares authorized, 130,095,239 shares issued and outstanding, actual; shares authorized, 351,028,548 shares issued and outstanding, pro forma, shares authorized, 351,028,548 shares issued and outstanding, pro forma as adjusted	1,301	3,510
Additional paid-in capital	594,419	1,839,789
Accumulated deficit	(1,142,600)	(1,142,600)
Accumulated other comprehensive income	5,554	5,554
Non-controlling interest	712	712

Total stockholders' equity (deficit)	(540,528)	707,799

Total capitalization	$727,799	$727,799

(1)
Each $1.00 increase or decrease in the assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease our cash and cash equivalents, additional paid-in capital, total stockholders' equity and total capitalization by approximately $              million, assuming that the number of shares of our Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase or decrease of 1,000,000 shares in the number of shares offered by us would increase or decrease the amount of our cash and cash equivalents, additional paid-in capital, total stockholders' equity and total capitalization by approximately $              million, assuming an initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        If the underwriters' over-allotment option to purchase additional shares of our Class A common stock from us were exercised in full, pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders' equity and total capitalization and shares of Class A common stock outstanding as of February 2, 2018 would be $              million, $              million, $              million, $              million and             shares, respectively.

        The number of shares of our Class A common stock and Class B common stock that will be outstanding after this offering is based on 83,410,591 shares of our Class A common stock and 351,028,548 shares of our Class B common stock outstanding as of February 2, 2018. The foregoing shares include shares of our convertible preferred stock on an as-converted basis. Shares of Class B common stock are convertible into Class A common stock on a one-for-one basis. The foregoing shares exclude:

  •
  108,775,889 shares of our Class A common stock issuable upon the exercise of options to purchase shares of our Class A common stock outstanding as of February 2, 2018, at a weighted average exercise price of $3.91 per share;

  •
  16,038,314 shares of our Class A common stock reserved for future grant or issuance under our Amended and Restated 2013 Stock Plan (the "2013 Plan") as of February 2, 2018; and

  •
  3,273,800 shares of our Class A common stock issuable upon the exercise of stock options granted after February 2, 2018, at an exercise price of $5.45 per share.

DILUTION

        If you purchase shares of our Class A common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A common stock in this offering and the pro forma as adjusted net tangible book value per share of our Class A common stock immediately after this offering.

        Our pro forma net tangible book value (deficit) as of February 2, 2018 was $(78.9) million or $(0.18) per share of common stock. Pro forma net tangible book value (deficit) per share represents our total tangible assets, less our total liabilities, divided by the aggregate number of shares of our Class A and Class B common stock outstanding, after giving effect to the automatic conversion of (i) 74,824,794 shares of our outstanding Series B and Series C convertible preferred stock into an equivalent number of shares of our Class A common stock and (ii) 220,933,309 shares of our outstanding Series A and Series C-1 convertible preferred stock into an equivalent number of shares of our Class B common stock which conversion will occur immediately prior to the closing of this offering.

        After giving effect to the sale by us of the         shares of Class A common stock in this offering, at an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and the receipt of the net proceeds after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of February 2, 2018 would have been $         or $         per share. This amount represents an immediate increase in pro forma net tangible book value (deficit) to existing stockholders of $         per share and an immediate dilution to new investors of $         per share. Dilution per share represents the difference between the price per share to be paid by new investors for the shares of Class A common stock sold in this offering and the pro forma net tangible book value per share immediately after this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value (deficit) per share as of February 2, 2018	$(0.18)
Increase in pro forma net tangible book value (deficit) per share attributable to new investors

Pro forma as adjusted net tangible book value per share after offering

Dilution in pro forma net tangible book value per share to new investors		$

        Each $1.00 increase or decrease in the assumed initial public offering price per share would increase or decrease our pro forma as adjusted net tangible book value per share after this offering by $         per share and the dilution in pro forma per share to investors participating in this offering by $         per share, assuming that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each 1,000,000 share increase or decrease in the number of shares offered by us would increase or decrease our pro forma as adjusted net tangible book value per share after this offering by $         per share and the dilution in pro forma as adjusted net tangible book value per share to investors participating in this offering by $         per share, assuming an initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        If the underwriters exercise their over-allotment option to purchase additional shares of our Class A common stock in full, the pro forma as adjusted net tangible book value per share of our Class A common stock after this offering would be $         per share, and the dilution in pro forma net tangible book value per share to investors in this offering would be $         per share of Class A common stock.

        The following table sets forth, on a pro forma as adjusted basis as described above, as of February 2, 2018, the differences between our existing stockholders and the new investors purchasing shares of our Class A common stock in this offering, with respect to the number of shares of Class A common stock purchased from us, the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by existing stockholders and by the new investors, at an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and before deducting estimated underwriting discounts and commissions and offering expenses payable by us:

				Total Consideration
	Shares Purchased
							Average Price Per Share
	Number	Percent		Amount	Percent
	(in thousands)			(in thousands)
Existing stockholders	434,439		%	$482,307		%	$1.11
New investors

Total		100%		$	100%

        Each $1.00 increase or decrease in the assumed initial public offering price per share would increase or decrease the total consideration paid by new investors, total consideration paid by all stockholders and the average price per share paid by all stockholder by approximately $         , $         and $         , respectively, assuming that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each 1,000,000 share increase or decrease in the number of shares offered by us would increase or decrease the total consideration paid by new investors, total consideration paid by all stockholders and the average price per share paid by all stockholder by approximately $         , $         and $         , respectively, assuming an initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        The foregoing tables assume no exercise of the underwriters' over-allotment option or of outstanding stock options after February 2, 2018. If the underwriters' over-allotment option is exercised in full, the number of shares of common stock held by our existing stockholder will represent approximately         % of the total number of shares of our common stock outstanding after this offering; and the number of shares held by new investors will represent approximately         % of the total number of shares of our common stock outstanding after this offering.

        In addition, to the extent any outstanding stock options are exercised, investors participating in this offering will experience further dilution.

        The number of shares of our Class A and Class B common stock that will be outstanding after this offering is based on 83,410,591 shares of our Class A common stock and 351,028,548 shares of our Class B common stock outstanding as of February 2, 2018. The foregoing shares include shares of our convertible preferred stock on an as-converted basis. Shares of Class B common stock are convertible into Class A common stock on a one-for-one basis. The foregoing shares exclude:

  •
  108,775,889 shares of our Class A common stock issuable upon the exercise of options to purchase shares of our Class A common stock outstanding as of February 2, 2018, at a weighted average exercise price of $3.91 per share;

  •
  16,038,314 shares of our Class A common stock reserved for future grant or issuance under our Amended and Restated 2013 Stock Plan (the "2013 Plan") as of February 2, 2018; and

  •
  3,273,800 shares of our Class A common stock issuable upon the exercise of stock options granted after February 2, 2018, at an exercise price of $5.45 per share.

SELECTED CONSOLIDATED FINANCIAL DATA

        The following tables contain selected consolidated financial data. Our fiscal year is the 52- or 53-week period ending on the Friday nearest to January 31 of each year. Our 2016 fiscal year ("fiscal 2016") ended on January 29, 2016, our 2017 fiscal year ("fiscal 2017") ended on February 3, 2017, and our 2018 fiscal year ("fiscal 2018") ended on February 2, 2018. We derived the selected consolidated statements of operations data for fiscal 2016, fiscal 2017 and fiscal 2018 and the consolidated balance sheet data as of February 3, 2017 and February 2, 2018 from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. The following selected consolidated financial data should be read in conjunction with the sections titled "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Fiscal Year Ended
	January 29, 2016	February 3, 2017	February 2, 2018
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue:
Subscription	$94,976	$149,995	$259,018
Services	185,898	266,272	250,418

Total revenue	280,874	416,267	509,436
Cost of revenue:
Subscription(1),(2)	33,830	31,253	30,472
Services(1)	153,509	203,096	197,922

Total cost of revenue	187,339	234,349	228,394

Gross profit	93,535	181,918	281,042
Operating expenses:
Sales and marketing(1),(2)	187,292	194,322	221,187
Research and development(1)	120,493	152,122	160,947
General and administrative(1),(2)	58,472	61,994	67,204

Total operating expenses	366,257	408,438	449,338

Loss from operations	(272,722)	(226,520)	(168,296)
Other (expense) income, net	(6,183)	(3,732)	2,145

Loss before benefit from (provision for) income taxes	(278,905)	(230,252)	(166,151)
Benefit from (provision for) income taxes	(3,767)	(2,614)	2,637

Net loss	$(282,672)	$(232,866)	$(163,514)

Less: Net loss (income) attributable to non-controlling interest	126	329	(1)

Net loss attributable to Pivotal	$(282,546)	$(232,537)	$(163,515)

Net loss per share attributable to common stockholders, basic and diluted(3)	$(2.21)	$(1.73)	$(1.19)

Weighted average shares used in computing net loss per share attributable to common stockholders, basic and diluted(3)	127,910	134,674	137,148

Pro forma net loss per share, basic and diluted (unaudited)(3)			$(0.38)

Weighted average shares used in computing pro forma net loss per share, basic and diluted (unaudited)(3)			432,906

(1)
Includes stock-based compensation expense as follows:

	Fiscal Year Ended
	January 29, 2016	February 3, 2017	February 2, 2018
	(in thousands)
Cost of revenue – subscription	$818	$1,274	$520
Cost of revenue – services	7,340	6,184	6,548
Sales and marketing	7,501	7,971	8,619
Research and development	8,232	7,290	7,833
General and administrative	7,117	6,132	5,109

Total stock-based compensation expense	$31,008	$28,851	$28,629

(2)
Includes intangible asset amortization expense from our formation and subsequent business acquisitions as follows:

	Fiscal Year Ended
	January 29, 2016	February 3, 2017	February 2, 2018
	(in thousands)
Cost of revenue – subscription	$12,448	$8,951	$4,913
Sales and marketing	5,853	5,111	4,811
General and administrative	1,714	1,554	1,437

Total intangible asset amortization expense	$20,015	$15,616	$11,161

(3)
See Note 14 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate our basic and diluted net loss per share attributable to common stockholders, our basic and diluted pro forma net loss per share and the weighted average number of shares used in the computation of the per share amounts.

	February 3, 2017	February 2, 2018
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$133,873	$73,012
Working capital	$49,153	$6,620
Total assets	$1,116,245	$1,153,397
Deferred revenue, current and noncurrent	$242,632	$317,467
Redeemable convertible preferred stock	$1,248,327	$1,248,327
Total stockholders' deficit	$(490,644)	$(540,528)

	Fiscal Year Ended
	January 29, 2016	February 3, 2017	February 2, 2018
	(in thousands)
Consolidated Statements of Cash Flows Data:
Net cash provided by (used in) operating activities	$29,190	$(166,351)	$(116,491)
Net cash used in investing activities	$(33,556)	$(28,916)	$(12,877)
Net cash provided by financing activities	$9,436	$258,276	$71,446

Non-GAAP Financial Information

        In addition to our results determined in accordance with GAAP, we believe the following non-GAAP information is useful in evaluating our operating results. We use the following non-GAAP financial information, collectively, to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that non-GAAP financial information may be helpful to investors because it provides consistency and comparability with past financial performance, and assists in comparisons with other companies, some of which use similar non-GAAP financial information to supplement their GAAP results. The non-GAAP financial information is presented for supplemental informational purposes only, and should not be considered a substitute for financial information presented in accordance with GAAP, and may be different from similarly-titled non-GAAP measures used by other companies. A reconciliation is provided below for each non-GAAP financial measure to the most directly comparable financial measure stated in accordance with GAAP. Investors are encouraged to review the GAAP financial measures together with such reconciliations.

  Non-GAAP Gross Profit and Non-GAAP Gross Margin

	Fiscal Year Ended
	January 29, 2016	February 3, 2017	February 2, 2018
	(dollars in thousands)
Gross profit	$93,535	$181,918	$281,042
Add:
Stock-based compensation expense included in cost of revenue	8,158	7,458	7,068
Intangible asset amortization expense included in cost of revenue	12,448	8,951	4,913

Non-GAAP gross profit	$114,141	$198,327	$293,023

Gross margin	33%	44%	55%
Non-GAAP gross margin	41%	48%	58%

  Non-GAAP Operating Loss

	Fiscal Year Ended
	January 29, 2016	February 3, 2017	February 2, 2018
	(in thousands)
Operating loss	$(272,722)	$(226,520)	$(168,296)
Add:
Stock-based compensation expense	31,008	28,851	28,629
Intangible asset amortization expense	20,015	15,616	11,161

Non-GAAP operating loss	$(221,699)	$(182,053)	$(128,506)

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section titled "Selected Consolidated Financial Data" and our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties; our future results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section titled "Risk Factors" included elsewhere in this prospectus. Our fiscal year is the 52- or 53-week period ending on the Friday nearest January 31. Our 2016 fiscal year ("fiscal 2016") ended on January 29, 2016, our 2017 fiscal year ("fiscal 2017") ended on February 3, 2017, and our 2018 fiscal year ("fiscal 2018") ended on February 2, 2018.

Overview

        We provide a leading cloud-native platform that makes software development and IT operations a strategic advantage for our customers. Our cloud-native platform, Pivotal Cloud Foundry ("PCF"), accelerates and streamlines software development by reducing the complexity of building, deploying and operating new cloud-native applications and modernizing legacy applications. This enables our customers' development and IT operations teams to spend more time writing code, waste less time on mundane tasks and focus on activities that drive business value – building and deploying great software. PCF customers can accelerate their adoption of a modern software development process and their business success using our platform through our complementary strategic services, Pivotal Labs ("Labs"). Enterprises across industries have adopted our platform to build, deploy and operate software, including enterprises in the automotive, financial services, industrial, insurance, media, retail, technology and telecommunications sectors.

        Our offering, which includes PCF and Labs, enables organizations to build cloud-native software and compete in today's business environment.

  •
  PCF accelerates and streamlines software development by reducing the complexity of building, deploying and operating modern applications. PCF integrates an expansive set of critical, modern software technologies delivered continuously to provide a turnkey cloud-native platform. PCF combines leading open-source software with our robust proprietary software to meet the exacting enterprise-grade requirements of large organizations, including the ability to operate and manage software across private and public cloud environments, such as Amazon Web Services, Microsoft Azure, Google Cloud Platform, VMware vSphere and OpenStack. PCF is sold on a subscription basis.

  •
  Labs software development experts deliver strategic services that transfer the expertise for enterprises to accelerate their cloud-native transformation by implementing modern agile development practices. With Labs, we help customers co-develop new applications and transform existing ones while accelerating software development, streamlining IT operations and ultimately driving self-sustaining business transformation.

        We were formed in April 2013. DellEMC and VMware transferred teams and contributed assets and technology to Pivotal that have become key elements of our cloud-native platform and strategic services. Following the acquisition of EMC Corporation by Dell Technologies in September 2016, Pivotal's majority stockholder became Dell Technologies. While we initially received certain back office and other administrative services from DellEMC and VMware, over time we have implemented our own systems and processes, reducing our reliance on these partners for most of these services. Today, we jointly market and sell our products and services with DellEMC and VMware and enjoy significant and mutually beneficial commercial and go-to-market relationships with them.

        Since our formation, we have focused on continuously enhancing our offering and growing our subscription customer base. Certain company milestones are reflected in the table below.

Number of Subscription Customers

Our Revenue Model

        We generate a substantial and increasing portion of our revenue from the sale of PCF subscriptions. We generate subscription revenue primarily from the sale of time-based subscriptions. Customers purchase subscriptions of our software platform and choose where to deploy it. Deployment options include a customer's private cloud, a public cloud of its choice, or multiple private and public clouds. Our customers subscribe to use our software platform with pricing based on the number of workloads, such as applications, containers or other microservices. Subscriptions are offered typically for one- to three-year terms, and we recognize revenue from our subscriptions ratably over the subscriptions' term. We generally bill our customers annually in advance, although for our multi-year contracts, some customers pay the full contract amount in advance. We expect that over time subscription revenue will become a larger percentage of our total revenue as customers continue to adopt and expand their PCF subscriptions and as our systems integrator ("SI") partner relationships ramp to directly deliver Labs-like services to our customers.

        We offer strategic services including Labs, implementation and other services. Labs involves co-development and application transformation services. We offer implementation services to enable our customers to configure, deploy, test, launch and operate PCF. Part of our strategy to scale our business is to rely, in part, on SI partners to deliver co-development, application transformation and implementation services to our customers, particularly as our customers move from early deployment to broader adoption of PCF. Our strategic services are typically priced on a time and materials basis with revenue recognized upon the delivery of the services.

Our Sales and Customer Success Model

        We market and sell PCF and Labs primarily through our sales force and increasingly through joint selling with our partners. Organizations of all sizes are embracing cloud-native software development and operations. We target Global 2000 enterprises across industries, companies outside the Global 2000 that develop software to differentiate their businesses and public sector organizations. We are committed to extending and strengthening relationships within our partner ecosystem to expand the reach of our sales force, especially with DellEMC, VMware, Microsoft and Google.

        We work closely with customers to identify and advance their cloud-native transformation objectives with our platform, including jointly developing value-based metrics and business milestones that demonstrate success on our platform. We use strategic services delivered by us directly or through our partner ecosystem to help customers successfully deploy, configure and operate our platform as well as increase their developer productivity.

        We believe our customers will increase their pace of innovation, usage of our platform and the number of workloads they deploy on PCF as they realize the benefits of our platform and strategic services. Our partners provide us with additional sales leverage by sourcing new prospects and up-selling additional or expanded use cases. Our partner ecosystem also significantly expands our international sales reach and consists of the following:

  •
  Public Cloud:  We work with all three of the major public cloud vendors, Amazon, Google and Microsoft and drive large numbers of workloads to their public cloud platforms. We received in 2017 the Google Cloud Technology Partner of the Year for 2016 and an Azure consumption partner of the year award from Microsoft for 2016.

  •
  Systems Integrators:  Leading enterprise technology providers have launched dedicated practices focused on implementing PCF and providing Labs-like services. These enterprise technology providers include Accenture (which recently announced the Accenture Pivotal Business Group), Capgemini, CGI and Cognizant. These SIs create leverage for us by applying our cloud-native platform agile techniques to help customers transform. They also have begun to deliver co-development, application transformation and PCF implementation services.

  •
  Independent Software Vendors:  Pivotal Services Marketplace (the "Marketplace") has over 75 independent software vendors ("ISVs") offering services integrated with our platform. These ISVs include Apigee, AppDynamics, Black Duck, Dynatrace, MongoDB, MuleSoft, New Relic, Redis Labs, Solace and Splunk, enabling enterprises to quickly realize additional benefits of our platform.

  •
  Strategic Partners:  We jointly market and sell our products and services with DellEMC and VMware and enjoy significant and mutually beneficial commercial and go-to-market relationships.

Key Metrics

        We regularly review the following key metrics to measure performance, identify trends, formulate financial projections and help us monitor our business. While we believe that these metrics are useful in evaluating our business, other companies may not use similar metrics or may not calculate similarly-titled metrics in a consistent manner.

  Subscription Customers

        We believe that the number of our subscription customers is an important indicator of the growth of our business, our increased customer footprint and the market acceptance of our platform. We define the number of subscription customers as the organizations that have a subscription contract for our software resulting in at least $50,000 of annual revenue in that period. While we may enter into subscription agreements with multiple parties inside a larger organization, we count a customer as an addition to our subscription customers only if it represents a unique global ultimate parent. In the case of the U.S. government, we count U.S. government departments and major agencies as unique subscription customers. We view our total number of subscription customers as reflective of the number of sources of revenue to us and our growth and potential for future growth. We had 275 and 319 subscription customers at the end of fiscal 2017 and fiscal 2018, respectively. In fiscal 2018, we focused primarily on renewals and expansion of existing customer subscriptions, which resulted in fewer net additions relative to prior periods. However, with the recent launch of PCF v2.0, including the release of PKS, we intend to increase our focus on adding new customers. Our total number of subscription customers and the net additions in any period may continue to fluctuate as a result of several factors, including the focus of our sales force, customer satisfaction with the functionality, features, performance or pricing of our offering, consolidation of our customer base and other factors, a number of which are beyond our control. See "—Selected Quarterly Financial Data—Key Metrics" for more information.

  Dollar-Based Net Expansion Rate

        We believe that the dollar-based net expansion rate is an important measure of our business because it is an indicator of our subscription customers' expanded use of and demand for our platform and our ability to grow revenue and profitability. Our dollar-based net expansion rate compares our subscription revenue from a common group of customers across comparable periods. We calculate our dollar-based net expansion rate for all periods on a trailing four-quarter basis. To do so, we calculate our dollar-based net expansion rate as of each quarter end by starting with the subscription revenue from customers as of the prior year's same quarter (the "Prior Period Subscription Revenue"). We then calculate subscription revenue from these same customers as of the current quarter end (the "Current Period Subscription Revenue"). Finally, to assess net expansion level for common groups of customers over time, we divide the aggregate Current Period Subscription Revenue for the trailing four quarters by the aggregate Prior Period Subscription Revenue for the trailing four quarters resulting in our dollar-based expansion rate. We expect our dollar-based net expansion rate to remain a significant indicator of our business momentum and results of operations as existing customers realize the benefits of our software and expand their PCF subscriptions. Our dollar-based net expansion rate has fluctuated and we expect it to continue to fluctuate and decline over time as we scale our business and as a result of several factors, including the size of the transactions, the timing and terms of the deals and our customers' satisfaction with our offering. Our dollar-based net expansion rate was approximately 163% at the end of fiscal 2017 and 158% at the end of fiscal 2018. See "—Selected Quarterly Financial Data—Key Metrics" for more information.

Factors Affecting our Performance

  Subscription Customers

        We are focused on continuing to attract new subscription customers. Since announcing PCF in November 2013, our subscription customer count has grown rapidly to 275 as of the end of fiscal 2017 and to 319 as of the end of fiscal 2018. Our business and results of operations will depend in part on our ability to continue to retain and add subscription customers.

  Expansion within our Subscription Customer Base

        We are focused on retaining our customers and expanding their usage of our platform. Our customers often start with smaller deployments in specific groups or departments and then expand their usage as they seek to deploy and manage more workloads on PCF. Our sales force, together with our partners, assists our customers in identifying and implementing these initiatives. Our business and results of operations will depend in part on our ability to drive higher customer usage of our platform.

        Historical cumulative net expansion of customers' annual contracted subscription revenue is shown in the chart below. Each cohort represents the group of customers who first purchased subscriptions to our software in a given fiscal year.

Annual Contracted Subscription Revenue by Fiscal Year Customer Cohort

  Labs Synergy

        Labs is intended to help customers drive successful outcomes in their organizations using our platform as they learn our best practices in cloud-native software development and adapt them to their culture. We believe there is a positive correlation between Labs projects and the adoption and expansion of PCF subscriptions by our customers. Our business and results of operations will depend in part on our ability to leverage the synergies between these complementary offerings including through our strategy to enable our SI partners to deliver Labs-like services to our PCF customers.

        Each PCF customer has unique attributes and varying levels of adoption of agile software development practices. We find that in aggregate those PCF customers that work with Labs expand their PCF annual contracted revenue at a greater rate than those customers who do not work with Labs. Our strategy is to leverage our strategic services, including Labs, to increase our customers' pace of innovation, usage of our platform and the number of workloads they deploy on PCF as they realize the benefits of our platform.

        As one measure of this synergy between PCF and Labs, we periodically review the initial aggregated total annual contracted revenue for our subscription customers and compare it to the current aggregated annual contracted revenue. We compare the difference between this aggregate expansion rate of our PCF customer group who have used Labs versus the expansion rate of those who have not. This differential in expansion rates, or Labs synergy, was greater than 1.5x at the end of fiscal 2018.

  Mix of Subscription and Services Revenue

        Our business model and primary focus is on selling subscriptions of PCF. We sell and deliver complementary strategic services designed to support and accelerate our customers' cloud-native transformation as they deploy, consume and expand their PCF use. Since announcing PCF in November 2013, we have rapidly grown our subscription customers to 275 as of the end of fiscal 2017 and 319 as of the end of fiscal 2018. Despite this rapid growth of our PCF subscriptions, services revenue exceeded our subscription revenue during fiscal 2016 and fiscal 2017. This trend was caused in part by our subscription revenue being recognized on a ratable basis over the subscription term while revenue for our complementary strategic services is recognized as delivered. Fiscal 2018 was the first year in which subscription revenue exceeded our services revenue. We are focused on subscription sales of our platform and expect that over time subscription revenue will become a larger percentage of our total revenue as customers continue to adopt PCF and as our SI partners ramp to directly deliver these services to our customers. Our business and results of operations will depend in part on our ability to increase our subscription revenue as a percentage of our total revenue.

  Investments in Growth

        We have made and expect to continue to make substantial investments across our business. Specifically, we have increased our total employee base over time, and we intend to continue to invest in our business to take advantage of our market opportunity and to expand our sales capacity and further improve sales productivity to drive additional revenue and support the growth of our global customer base. Additionally, we continue to expend resources on the development and expansion of our partner ecosystem to supplement our sales and services resources and increase our reach in our target markets. We also expect to continue to make significant investments in research and development to expand our product and engineering teams to further develop our platform. We expect to incur increased general and administrative expenses to support our growth and operations as a public company. Our business and results of operations will depend in part on the effectiveness of these investments.

Components of Results of Operations

  Revenue

  Subscription

        Subscription revenue is primarily derived from sales of PCF subscriptions. Our customers subscribe to use our software platform for a variety of workloads, such as applications, containers or other microservices. Subscriptions are offered typically for one- to three-year terms, and we recognize revenue from our subscriptions ratably over the subscriptions' term. We generally bill our customers annually in advance, although for our multi-year contracts, some customers pay the full contract amount in advance.

        To a lesser extent, we generate revenue from certain historical software products sold on a perpetual license basis. Perpetual license revenue represented less than 10% of our total revenue in fiscal 2016 and was 2% or less of our total revenue in fiscal 2017 and fiscal 2018. We expect the percentage of perpetual license revenue to continue to decline as a percentage of total revenue. We generally recognize revenue from our perpetual licenses upon delivery, assuming all the other revenue recognition criteria are satisfied.

  Services

        Services revenue is primarily derived from Labs, as well as implementation and other professional services. To a decreasing extent, services revenue also includes revenue from maintenance and support associated with the perpetual licenses described above.

  Cost of Revenue

  Subscription

        Cost of subscription revenue consists primarily of personnel and related costs, consisting of salaries, benefits, bonuses and stock-based compensation ("personnel costs") directly associated with our customer support and allocated overhead costs. Additionally, cost of subscription revenue includes intangible asset and other asset amortization expense and certain third-party expenses such as cloud infrastructure costs and software and support fees. We expect our cost of subscription revenue to increase in absolute dollar amounts as we invest in our business.

  Services

        Cost of services revenue consists primarily of personnel costs directly associated with delivery of Labs, implementation and other professional services, costs of third-party contractors and allocated overhead costs. We expect our cost of services revenue to increase in absolute dollar amounts as we invest in our business.

  Operating Expenses

  Sales and Marketing

        Sales and marketing expenses consist primarily of personnel costs as well as commissions. Other sales and marketing costs include travel and entertainment, promotional events (such as our SpringOne Platform Conference) and allocated overhead costs. We expect our sales and marketing expenses will increase in absolute dollar amounts as we hire additional sales and marketing personnel, increase our marketing activities and build brand awareness.

  Research and Development

        Research and development expenses consist primarily of personnel costs, cloud infrastructure costs related to our research and development efforts and allocated overhead costs. We expect our research and development expenses will increase in absolute dollar amounts as we expand our research and development team to develop new products and product enhancements.

  General and Administrative

        General and administrative expenses consist primarily of personnel costs and allocated overhead costs for our administrative, legal, information technology, human resources, finance and accounting employees and executives. Our general and administrative expenses also include professional fees, audit fees, tax services and legal fees, as well as insurance and other corporate expenses. We expect our general and administrative expenses will increase in absolute dollar amounts as we also expect to increase the size of our general and administrative function to support the growth of our business. We also anticipate that we will incur additional costs for employees and third-party consulting services related to preparation to become and operate as a public company.

  Other (Expense) Income, Net

        Other (expense) income, net primarily consists of gains and losses from transactions denominated in a currency other than the functional currency.

  Benefit from (Provision for) Income Taxes

        Benefit from (provision for) income taxes consists primarily of income taxes related to foreign and state jurisdictions in which we conduct business. We maintain a full valuation allowance on our federal and state deferred tax assets as we have concluded that it is not more likely than not that the deferred assets will be utilized.

        Since fiscal 2014, our U.S. federal and state net operating losses and research credits and foreign tax credits have been fully applied against the consolidated U.S. federal and state tax returns of Dell EMC or Dell Technologies. This initial public offering is expected to cause us to no longer be included in the consolidated Dell Technologies U.S. federal and state tax returns. As a result, our federal net operating loss carryforwards will be eliminated and our state net operating loss carryforwards will be reduced. See Note 10 to our consolidated financial statements included elsewhere in this prospectus and "Risk Factors—Our net operating loss carryforwards and other tax assets are generally unavailable for our use" for further information.

Results of Operations

	Fiscal Year Ended
	January 29, 2016	February 3, 2017	February 2, 2018
	(in thousands)
Consolidated Statements of Operations Data:
Revenue:
Subscription	$94,976	$149,995	$259,018
Services	185,898	266,272	250,418

Total revenue	280,874	416,267	509,436
Cost of revenue:
Subscription	33,830	31,253	30,472
Services	153,509	203,096	197,922

Total cost of revenue	187,339	234,349	228,394

Gross profit	93,535	181,918	281,042
Operating expenses:
Sales and marketing	187,292	194,322	221,187
Research and development	120,493	152,122	160,947
General and administrative	58,472	61,994	67,204

Total operating expenses	366,257	408,438	449,338

Loss from operations	(272,722)	(226,520)	(168,296)
Other (expense) income, net	(6,183)	(3,732)	2,145

Loss before benefit from (provision for) income taxes	(278,905)	(230,252)	(166,151)
Benefit from (provision for) income taxes	(3,767)	(2,614)	2,637

Net loss	$(282,672)	$(232,866)	$(163,514)

Less: Net loss (income) attributable to non-controlling interest	126	329	(1)

Net loss attributable to Pivotal	$(282,546)	$(232,537)	$(163,515)

	Fiscal Year Ended
	January 29, 2016	February 3, 2017	February 2, 2018
Percentage of Revenue Data:
Revenue:
Subscription	34%	36%	51%
Services	66	64	49

Total revenue	100	100	100
Cost of revenue:
Subscription	12	7	6
Services	55	49	39

Total cost of revenue	67	56	45

Gross profit	33	44	55
Operating expenses:
Sales and marketing	67	46	43
Research and development	43	37	32
General and administrative	21	15	13

Total operating expenses	131	98	88

Loss from operations	(98)	(54)	(33)
Other (expense) income, net	(2)	(1)	0

Loss before benefit from (provision for) income taxes	(100)	(55)	(33)
Benefit from (provision for) income taxes	(1)	(1)	1

Net loss	(101)	(56)	(32)

Less: Net loss (income) attributable to non-controlling interest	0	0	0

Net loss attributable to Pivotal	(101)%	(56)%	(32)%

Comparison of Fiscal 2016, Fiscal 2017 and Fiscal 2018

  Revenue

	Fiscal Year Ended
	January 29, 2016	February 3, 2017	February 2, 2018
				2016 to 2017 % Change	2017 to 2018 % Change
	Amount	Amount	Amount
	(dollars in thousands)
Revenue:
Subscription	$94,976	$149,995	$259,018	58%	73%
Services	185,898	266,272	250,418	43%	(6)%

Total revenues	$280,874	$416,267	$509,436	48%	22%

        Year ended February 2, 2018 compared to year ended February 3, 2017.    Total revenue increased by $93.2 million, or 22%, from $416.3 million in fiscal 2017 to $509.4 million in fiscal 2018. Subscription revenue increased by $109.0 million, or 73%, from $150.0 million in fiscal 2017 to $259.0 million in fiscal 2018. The increase in subscription revenue was primarily due to increased sales to existing subscription customers and the addition of 44 subscription customers in fiscal 2018. Of the 73% increase in subscription revenue from fiscal 2017 to fiscal 2018, more than 85% of the increase was attributable to existing customers, and most of the remaining growth was attributable to new customers. Services revenue decreased by $15.9 million, or 6%, from $266.3 million in fiscal 2017 to $250.4 million in fiscal 2018. The decrease in services revenue primarily reflects the non-renewal of maintenance and support contracts associated with certain historical software products sold on a perpetual license basis.

        Year ended February 3, 2017 compared to year ended January 29, 2016.    Total revenue increased by $135.4 million, or 48%, from $280.9 million in fiscal 2016 to $416.3 million in fiscal 2017. Subscription revenue increased by $55.0 million, or 58%, from $95.0 million in fiscal 2016 to $150.0 million in fiscal 2017. The increase in subscription revenue was primarily due to increased sales to existing subscription customers and the addition of 95 subscription customers in fiscal 2017. Of the 58% increase in subscription revenue from fiscal 2016 to fiscal 2017, approximately 70% of the increase was attributable to existing customers, and most of the remaining growth was attributable to new customers. Services revenue increased by $80.4 million, or 43%, from $185.9 million in fiscal 2016 to $266.3 million in fiscal 2017. The increase in services revenue was driven by the expansion of our Labs organization and related engagements.

  Cost of Revenue

	Fiscal Year Ended
	January 29, 2016	February 3, 2017	February 2, 2018
				2016 to 2017 % Change	2017 to 2018 % Change
	Amount	Amount	Amount
	(dollars in thousands)
Cost of revenue:
Subscription	$33,830	$31,253	$30,472	(8)%	(2)%
Services	153,509	203,096	197,922	32%	(3)%

Total cost of revenue	$187,339	$234,349	$228,394	25%	(3)%

Gross margin:
Subscription	64%	79%	88%
Services	17%	24%	21%
Total gross margin	33%	44%	55%

        Year ended February 2, 2018 compared to year ended February 3, 2017.    Total cost of revenue decreased by $6.0 million, or 3%, from $234.3 million in fiscal 2017 to $228.4 million in fiscal 2018. Cost of subscription revenue remained relatively flat, decreasing by $0.8 million, or 2%, from $31.3 million in fiscal 2017 to $30.5 million in fiscal 2018. Cost of services revenue decreased by $5.2 million, or 3%, from $203.1 million in fiscal 2017 to $197.9 million in fiscal 2018. The decrease in cost of services revenue was primarily due to a decrease of $4.8 million in personnel costs consistent with the decrease in services revenue.

        Year ended February 3, 2017 compared to year ended January 29, 2016.    Total cost of revenue increased by $47.0 million, or 25%, from $187.3 million in fiscal 2016 to $234.3 million in fiscal 2017. Cost of subscription revenue decreased by $2.6 million, or 8%, from $33.8 million in fiscal 2016 to $31.3 million in fiscal 2017. The decrease in cost of subscription revenue was primarily due to a $10.7 million decrease in amortization expense for intangible and other assets as certain assets were fully amortized in fiscal 2016, partially offset by an increase of $8.1 million relating to cloud infrastructure cost and software and support fees as well as personnel costs to support the increase in subscription customers. Cost of services revenue increased by $49.6 million, or 32%, from $153.5 million in fiscal 2016 to $203.1 million in fiscal 2017. The increase in services costs was primarily due to an increase of $37.7 million in personnel costs to support new or existing customer contracts and $9.3 million in facilities costs to support our global expansion.

  Operating Expenses

  Sales and Marketing

Fiscal Year Ended
	January 29, 2016	February 3, 2017	February 2, 2018
				2016 to 2017 % Change	2017 to 2018 % Change
	Amount	Amount	Amount
(dollars in thousands)
Sales and marketing	$187,292	$194,322	$221,187	4%	14%

        Year ended February 2, 2018 compared to year ended February 3, 2017.    Sales and marketing expense increased by $26.9 million, or 14%, from $194.3 million in fiscal 2017 to $221.2 million in fiscal 2018. The increase in sales and marketing expense was primarily due to an increase of $28.3 million in personnel costs and commissions, partially offset by lower amounts in other areas.

        Year ended February 3, 2017 compared to year ended January 29, 2016.    Sales and marketing expense increased by $7.0 million, or 4%, from $187.3 million in fiscal 2016 to $194.3 million in fiscal 2017. The increase in sales and marketing expense was primarily due to an increase of $6.3 million in personnel costs and commissions.

  Research and Development

Fiscal Year Ended
	January 29, 2016	February 3, 2017	February 2, 2018
				2016 to 2017 % Change	2017 to 2018 % Change
	Amount	Amount	Amount
(dollars in thousands)
Research and development	$120,493	$152,122	$160,947	26%	6%

        Year ended February 2, 2018 compared to year ended February 3, 2017.    Research and development expense increased by $8.8 million, or 6%, from $152.1 million in fiscal 2017 to $160.9 million in fiscal 2018. The increase in research and development expense was primarily due to an increase of $5.7 million in cloud infrastructure costs and $2.5 million in personnel costs as we continued to increase our research and development efforts.

        Year ended February 3, 2017 compared to year ended January 29, 2016.    Research and development expense increased by $31.6 million, or 26%, from $120.5 million in fiscal 2016 to $152.1 million in fiscal 2017. The increase in research and development expense was primarily due to an increase of $20.9 million in personnel costs, as we increased our development efforts and $7.8 million in cloud infrastructure costs related to our research and development efforts.

  General and Administrative

Fiscal Year Ended
	January 29, 2016	February 3, 2017	February 2, 2018
				2016 to 2017 % Change	2017 to 2018 % Change
	Amount	Amount	Amount
(dollars in thousands)
General and administrative	$58,472	$61,994	$67,204	6%	8%

        Year ended February 2, 2018 compared to year ended February 3, 2017.    General and administrative expense increased by $5.2 million, or 8%, from $62.0 million in fiscal 2017 to $67.2 million in fiscal 2018. The increase in general and administrative expense was primarily due to an increase of $5.4 million in personnel costs, partially offset by lower amounts in other areas.

        Year ended February 3, 2017 compared to year ended January 29, 2016.    General and administrative expense increased by $3.5 million, or 6%, from $58.5 million in fiscal 2016 to $62.0 million in fiscal 2017. The increase in general and administrative expense was primarily due to an increase of $2.2 million in personnel costs.

  Other Expense (Income), Net

Fiscal Year Ended
	January 29, 2016	February 3, 2017	February 2, 2018
				2016 to 2017 % Change	2017 to 2018 % Change
	Amount	Amount	Amount
(dollars in thousands)
Other expense (income), net	$6,183	$3,732	$(2,145)	(40)%	(157)%

        Year ended February 2, 2018 compared to year ended February 3, 2017.    Other expense (income), net changed by $5.8 million, or 157%, from other expense of $3.7 million in fiscal 2017 to other income of $2.1 million in fiscal 2018. The other income generated in fiscal 2018 was primarily due to foreign currency gains in our foreign operations related to the appreciation of the British Pound.

        Year ended February 3, 2017 compared to year ended January 29, 2016.    Other expense, net decreased by $2.5 million, or 40%, from $6.2 million in fiscal 2016 to $3.7 million in fiscal 2017. The decrease in other expense was primarily due to certain foreign currency losses in Canada in fiscal 2016 that did not recur in fiscal 2017.

  Benefit from (Provision for) Income Taxes

Fiscal Year Ended
	January 29, 2016	February 3, 2017	February 2, 2018
				2016 to 2017 % Change	2017 to 2018 % Change
	Amount	Amount	Amount
Benefit from (provision for) income taxes	$(3,767)	$(2,614)	$2,637	31%	201%

        Year ended February 2, 2018 compared to year ended February 3, 2017.    In fiscal 2018, we recorded a benefit from income taxes of $2.6 million. In fiscal 2017, we recorded a provision for income taxes of $2.6 million. The fiscal 2018 income tax benefit was primarily due to the release of a valuation allowance of $7.4 million under the provisions of the Tax Cuts and Jobs Act of 2017 (the "TCJA" or "Tax Reform") partially offset by foreign taxes recorded in our profitable jurisdictions. See Note 2 and Note 10 to our consolidated financial statements included elsewhere in this prospectus for more information. The tax provision recorded in fiscal 2017 was primarily due to the net tax expense of the federal valuation allowance and foreign taxes due in profitable jurisdictions.

        Year ended February 3, 2017 compared to year ended January 29, 2016.    The provision for income taxes decreased by $1.2 million, or 31%, from $3.7 million in fiscal 2016 to $2.6 million in fiscal 2017. This decrease was primarily due to a decrease in taxable income in certain foreign locations.

Selected Quarterly Financial Data

        The following tables set forth selected unaudited quarterly consolidated statements of operations data for each of the eight quarters in the period ended February 2, 2018. The information for each of these quarters has been prepared on the same basis as the audited annual consolidated financial statements included elsewhere in this prospectus and, in the opinion of management, includes all adjustments, which includes only normal recurring adjustments, necessary for the fair statement of the results of operations for these periods in accordance with generally accepted accounting principles in the United States. This data should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere in this prospectus. These quarterly operating results are not necessarily indicative of our operating results for a full year or any future period.

Quarterly Results of Operations

	Three months ended
	April 29, 2016	July 29, 2016	October 28, 2016	February 3, 2017	May 5, 2017	August 4, 2017	November 3, 2017	February 2, 2018
	(in thousands)
Revenue:
Subscription	$29,094	$35,535	$37,939	$47,427	$53,423	$64,566	$66,050	$74,979
Services	59,086	69,708	72,207	65,271	67,787	61,444	62,922	58,265

Total revenue	88,180	105,243	110,146	112,698	121,210	126,010	128,972	133,244
Cost of revenue:
Subscription(1)(2)	7,047	7,317	8,267	8,622	7,498	7,618	7,627	7,729
Services(1)	50,294	48,614	52,023	52,165	51,535	48,726	47,875	49,786

Total cost of revenue	57,341	55,931	60,290	60,787	59,033	56,344	55,502	57,515
Gross profit	30,839	49,312	49,856	51,911	62,177	69,666	73,470	75,729

Operating expenses:
Sales and marketing(1)(2)	47,904	48,420	49,113	48,885	52,157	52,875	54,295	61,860
Research and development(1)	36,235	38,514	39,555	37,818	40,018	39,661	40,232	41,036
General and administrative(1)(2)	13,413	12,203	15,603	20,775	18,413	15,364	15,405	18,022

Total operating expenses	97,552	99,137	104,271	107,478	110,588	107,900	109,932	120,918
Loss from operations	(66,713)	(49,825)	(54,415)	(55,567)	(48,411)	(38,234)	(36,462)	(45,189)

Other income (expense), net	2,393	(2,957)	(3,090)	(78)	721	1,910	(2,101)	1,615
Loss before benefit from (provision for) income taxes	(64,320)	(52,782)	(57,505)	(55,645)	(47,690)	(36,324)	(38,563)	(43,574)

Benefit from (provision for) income taxes	(139)	(261)	(2,247)	33	(3,654)	822	(786)	6,255
Net loss	(64,459)	(53,043)	(59,752)	(55,612)	(51,344)	(35,502)	(39,349)	(37,319)

Less: Net loss (income) attributable to non-controlling interest	147	66	31	85	(202)	118	0	83
Net loss attributable to Pivotal	$(64,312)	$(52,977)	$(59,721)	$(55,527)	$(51,546)	$(35,384)	$(39,349)	$(37,236)

(1)
Includes stock-based compensation expense as follows:

	Three months ended
	April 29, 2016	July 29, 2016	October 28, 2016	February 3, 2017	May 5, 2017	August 4, 2017	November 3, 2017	February 2, 2018
	(in thousands)
Cost of revenue—subscription	$245	$296	$435	$298	$93	$87	$162	$178
Cost of revenue—services	1,568	1,334	2,119	1,163	1,319	1,186	2,055	1,988
Sales and marketing	1,789	1,741	2,636	1,805	1,655	1,697	2,574	2,693
Research and development	1,922	1,630	2,248	1,490	1,712	1,372	2,355	2,394
General and administrative	1,311	1,348	2,151	1,322	1,228	1,060	1,379	1,442

Total stock-based compensation expense	$6,835	$6,349	$9,589	$6,078	$6,007	$5,402	$8,525	$8,695

(2)
Includes intangible asset amortization expense from our formation and subsequent business acquisitions as follows:

	Three months ended
	April 29, 2016	July 29, 2016	October 28, 2016	February 3, 2017	May 5, 2017	August 4, 2017	November 3, 2017	February 2, 2018
	(in thousands)
Cost of revenue—subscription	$2,281	$2,270	$2,270	$2,130	$1,300	$1,318	$1,318	$977
Sales and marketing	1,308	1,277	1,278	1,248	1,237	1,232	1,232	1,110
General and administrative	389	389	389	387	351	359	359	368

Total intangible asset amortization expense	$3,978	$3,936	$3,937	$3,765	$2,888	$2,909	$2,909	$2,455

        The following table sets forth selected consolidated statements of operations data for each of the periods indicated as a percentage of total revenue:

	Three months ended
	April 29, 2016	July 29, 2016	October 28, 2016	February 3, 2017	May 5, 2017	August 4, 2017	November 3, 2017	February 2, 2018
	(in thousands)
Revenue:
Subscription	33%	34%	34%	42%	44%	51%	51%	56%
Services	67	66	66	58	56	49	49	44

Total revenue	100	100	100	100	100	100	100	100
Cost of revenue:
Subscription	8	7	8	8	6	6	6	6
Services	57	46	47	46	43	39	37	37

Total cost of revenue	65	53	55	54	49	45	43	43
Gross profit	35	47	45	46	51	55	57	57

Operating expenses:
Sales and marketing	55	45	44	43	43	42	42	46
Research and development	41	37	36	34	33	31	31	31
General and administrative	15	12	14	18	15	12	12	14

Total operating expenses	111	94	94	95	91	85	85	91
Loss from operations	(76)	(47)	(49)	(49)	(40)	(30)	(28)	(34)

Other income (expense), net	3	(3)	(3)	0	1	1	(2)	1
Loss before benefit from (provision for) income taxes	(73)	(50)	(52)	(49)	(39)	(29)	(30)	(33)

Benefit from (provision for) income taxes	0	0	(2)	0	(3)	1	(1)	5
Net loss	(73)	(50)	(54)	(49)	(42)	(28)	(31)	(28)

Less: Net loss (income) attributable to non-controlling interest	0	0	0	0	(1)	0	0	0
Net loss attributable to Pivotal	(73)%	(50)%	(54)%	(49)%	(43)%	(28)%	(31)%	(28)%

	Three months ended
Key Metrics	April 29, 2016	July 29, 2016	October 28, 2016	February 3, 2017	May 5, 2017	August 4, 2017	November 3, 2017	February 2, 2018
Subscription customers	212	231	249	275	282	297	314	319
Dollar-based net expansion rate	139%	144%	152%	163%	164%	168%	165%	158%

Quarterly Results and Key Metrics

        The quarterly financial information for fiscal 2017 is presented on a fiscal year basis, although the company was managed, and the quarters closed, on a calendar basis. Therefore, certain financial trends may appear differently than they would have if the presentation was on a calendar basis. In fiscal 2018, the quarters were managed on a fiscal year basis and therefore the presentation is consistent with how the company was operated during that period. The historical quarterly financial results are not necessarily indicative of future results and should be read in conjunction with our annual financial statement and related notes, particularly with respect to our fiscal year transition and ASC 606 adoption.

Quarterly Revenue Trends

        Our quarterly subscription revenue increased sequentially in each of the periods presented due primarily to the expansion of our existing customer subscription footprint and in part due to an increase in the number of new customers. Our services revenue has fluctuated period to period due in part to seasonality in the delivery of services, the timing of services engagements and declining amounts of maintenance support revenue associated with declining legacy perpetual licenses, as we have increasingly focused on the sale of subscriptions of our platform.

Quarterly Cost of Revenue and Gross Profit Trend

        Our quarterly gross profit has generally increased as the mix of our revenue has shifted toward higher margin subscription revenue.

Quarterly Operating Expense Trends

        Total costs and expenses generally increased sequentially for the fiscal quarters presented, primarily due to the addition of personnel and related costs in connection with the expansion of our business. Sales and marketing expenses generally grew over the periods as we hired additional personnel and amortized more commission expense associated with our multi-year subscription agreements. In the third and fourth quarters of fiscal 2018, sales and marketing costs included the cost of our user conference and sales kickoff, respectively. Research and development generally grew over the periods presented, primarily due to incremental PCF product and engineering hires and cloud infrastructure expense to support development of our platform. General and administrative costs fluctuated period to period as a result of investments to support the growth of our business, including a transition to new enterprise resource planning and human capital management systems.

Quarterly Income Tax Trends

        The quarterly tax provisions for fiscal 2017 and fiscal 2018 were primarily driven by foreign taxes due in profitable jurisdictions. The quarterly expense fluctuated primarily due to variability in our services profitability in total and among tax jurisdictions with differing tax rates. The benefit recorded in the fourth quarter of 2018 was primarily due to a $7.4 million release of valuation allowance due to Tax Reform.

Quarterly Non-GAAP Financial Information

        See "Selected Consolidated Financial Data—Non-GAAP Financial Information" for more information about the following non-GAAP financial measures.

Non-GAAP Gross Profit and Non-GAAP Gross Margin

	Three months ended
	April 29, 2016	July 29, 2016	October 28, 2016	February 3, 2017	May 5, 2017	August 4, 2017	November 3, 2017	February 2, 2018
	(amounts in thousands)
Gross profit	$30,839	$49,312	$49,856	$51,911	$62,177	$69,666	$73,470	$75,729
Add:
Stock-based compensation expense included in cost of revenue	1,813	1,630	2,554	1,461	1,412	1,273	2,217	2,166
Intangible asset amortization expense included in cost of revenue	2,281	2,270	2,270	2,130	1,300	1,318	1,318	977

Non-GAAP gross profit	$34,933	$53,212	$54,680	$55,502	$64,889	$72,257	$77,005	$78,872

Gross margin	35%	47%	45%	46%	51%	55%	57%	57%
Non-GAAP gross margin	40%	51%	50%	49%	54%	57%	60%	59%

Non-GAAP Operating Loss

	Three months ended
	April 29, 2016	July 29, 2016	October 28, 2016	February 3, 2017	May 5, 2017	August 4, 2017	November 3, 2017	February 2, 2018
	(in thousands)
Operating loss	$(66,713)	$(49,825)	$(54,415)	$(55,567)	$(48,411)	$(38,234)	$(36,462)	$(45,189)
Add:
Stock-based compensation expense	6,835	6,349	9,589	6,078	6,007	5,402	8,525	8,695
Intangible asset amortization expense	3,978	3,936	3,937	3,765	2,888	2,909	2,909	2,455

Non-GAAP operating loss	$(55,900)	$(39,540)	$(40,889)	$(45,724)	$(39,516)	$(29,923)	$(25,028)	$(34,039)

Liquidity and Capital Resources

  Overview

        We had cash and cash equivalents of $73.0 million as of the end of fiscal 2018. We have historically funded our operations through equity financings and the accumulation of a net payable due to DellEMC and its subsequent conversion into convertible preferred stock in May 2016. See Note 15 to our consolidated financial statements included elsewhere in this prospectus. We believe that the net proceeds raised in this offering, our cash on hand, our accounts receivable and our loan facility will provide us with sufficient liquidity to fund our business and meet our obligations for at least the next 12 months. Our future capital requirements will depend on many factors, including our rate of revenue growth, billing terms of our subscription contracts, timing of collection of accounts receivable, the rate of expansion of our workforce, the timing and extent of our expansion into new markets, the timing of introductions of new functionality and enhancements to our platform and the continuing market acceptance of our platform, as well as general economic and market conditions. We may need to raise additional capital or incur indebtedness to continue to fund our operations in the future or to fund our needs for other strategic initiatives, such as acquisitions.

        Our cash and cash equivalents and accounts receivable, net were as follows:

	February 3, 2017	February 2, 2018
Cash and cash equivalents	$133,873	$73,012
Accounts receivable, net	$145,372	$210,677

        We generally bill our customers annually in advance, although for our multi-year contracts, some customers pay the full contract amount in advance. Our accounts receivable was $145.4 million as of February 3, 2017 compared to $210.7 million at February 2, 2018. The increase in accounts receivable was driven by our increase in subscription sales year-over-year.

        We regularly monitor our accounts receivable for collectability. As of February 3, 2017 and February 2, 2018, our allowance for doubtful accounts was $4.1 million and $3.3 million, respectively.

  Revolving Credit Facility

        In September 2017, we entered into a credit agreement and a related security agreement with Silicon Valley Bank, as administrative agent, and other banks named therein that provide for a senior secured revolving credit facility in an aggregate principal amount not to exceed $100.0 million (the "Revolving Facility"). We may also request from time to time, subject to certain conditions, increases in the commitments under the Revolving Facility in an aggregate amount of up to $50.0 million on the same maturity, pricing and other terms applicable to the then-existing commitments under the Revolving Facility. There can be no assurance that such increases will be available. Borrowings under the Revolving Facility are secured by our tangible assets. Our borrowing capacity under the Revolving Facility is based on our subscription revenue. The Revolving Facility has a maturity date of September 8, 2020. We have $35.0 million in outstanding loans under the Revolving Facility as of March 9, 2018.

        Any borrowings under the Revolving Facility may be drawn, at our option, as Eurodollar or Alternate Base Rate ("ABR") loans. ABR loans bear interest at a rate equal to the greatest of (i) the prime rate, (ii) the federal funds rate plus 0.50% and (iii) 3.00%, in each case plus a margin ranging from 0% to 0.50%. Eurodollar loans bear interest at a rate equal to an adjusted LIBOR rate plus a margin ranging from 3.00% to 3.50%. The margins on outstanding borrowings are determined based on our average daily usage of the Revolving Facility. We are also obligated to pay other customary fees for a credit facility of this type, including an unused commitment fee and fees associated with letters of credit.

        We have the option to repay any borrowings under the Revolving Facility prior to maturity without penalty. The Revolving Facility contains customary representations and warranties and requires us to comply with certain covenants, including financial covenants relating to our operating performance and liquidity. We were in compliance with these covenants as of the date of this prospectus.

  Cash Flows

	Fiscal Year Ended
	January 29, 2016	February 3, 2017	February 2, 2018
	(in thousands)
Net cash provided by (used in):
Operating activities	$29,190	$(166,351)	$(116,491)
Investing activities	$(33,556)	$(28,916)	$(12,877)
Financing activities	$9,436	$258,276	$71,446

        Operating Activities.    Cash provided by operating activities was $29.2 million in fiscal 2016 and cash used in operating activities was $166.4 million and $116.5 million during fiscal 2017 and fiscal 2018, respectively. The decline in operating cash flows from fiscal 2016 to fiscal 2017 was primarily due to a reduction in the net payable due to DellEMC as described in Note 15 to our consolidated financial statements included elsewhere in this prospectus and increases in accounts receivable and deferred revenue balances as our business continued to grow, offset by an increase in Due to Parent as described in Note 15 to our consolidated financial statements included elsewhere in this prospectus and a decrease in our net loss. Commencing in the fiscal year ended January 30, 2015, as a means to improve our cash flows, we curtailed the settlement of domestic receivables and payables to DellEMC and agreed with DellEMC that the amounts payable to and due from DellEMC could be settled on a net basis. As of January 29, 2016, the net payable of $398.4 million due to DellEMC was comprised of $587.1 million of amounts payable to DellEMC, offset by $188.7 million of amounts due from DellEMC. In fiscal 2017, $400.0 million of the net payable due to DellEMC was settled through the issuance of preferred stock in connection with our Series C-1 financing, with the remainder of the net payable due to DellEMC balance settled on a cash basis. All subsequent payment activities are recorded as Due to Parent on the consolidated balance sheet and have generally been settled on a quarterly basis. The decrease in operating cash used in fiscal 2018 is primarily attributable to a decrease in our net loss.

        Investing Activities.    Cash used in investing activities was $33.6 million, $28.9 million and $12.9 million for fiscal 2016, fiscal 2017 and fiscal 2018, respectively. For the periods presented, investing activities consisted of capital expenditures for property, plant and equipment of $12.3 million, $19.5 million and $12.9 million for fiscal 2016, fiscal 2017 and fiscal 2018, respectively, to support facility infrastructure. In fiscal 2016, our investing activities were primarily impacted by acquisitions of businesses totaling $21.2 million. In addition, fiscal 2017 included investments in new and upgraded back office systems, including enterprise resource planning and human capital management systems, to facilitate our growth.

        Financing Activities.    Cash provided by financing activities was $9.4 million, $258.3 million and $71.4 million for fiscal 2016, fiscal 2017 and fiscal 2018, respectively. Cash flows from financing activities for fiscal 2016 primarily consisted of the proceeds from the issuance of common stock through exercises of stock options of approximately $8.3 million. Cash flows from financing activities for fiscal 2017 were primarily due to the $252.5 million in net cash proceeds from the issuance of our Series C and C-1 convertible preferred stock. Financing activities for fiscal 2018 primarily consisted of $36.1 million paid to us by Dell Technologies under the tax sharing agreement, in addition to $18.8 million of borrowings from the Revolving Facility, net of debt issuance costs.

  Commitments and Contractual Obligations

        The following table summarizes our commitments to settle contractual obligations as of February 2, 2018.

	Payments Due by Period
	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years	Total
Operating lease obligations(1)	$21,460	$38,499	$30,205	$58,471	$148,635
Purchase obligations(2)	49,297	520	—	—	49,817

Total contractual obligations	$70,757	$39,019	$30,205	$58,471	$198,452

(1)
Represents minimum operating lease payments under operating leases for office facilities, excluding potential lease renewals. The amounts in the table are net of expected sublease income.

(2)
Represents future minimum payments under non-cancelable purchase commitments. For those agreements with variable terms, we do not estimate what the total obligation may be beyond any minimum quantities and/or pricing.

        The commitment amounts in the table above are associated with contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used, fixed, minimum or variable price provisions, and the approximate timing of the actions under the contracts. The table does not include obligations under agreements that we can cancel without a significant penalty.

        For information about operating leases and purchase obligations, see Note 16 to our consolidated financial statements included elsewhere in this prospectus.

  Backlog

        Backlog represents future amounts to be invoiced under our agreements. As of February 3, 2017 and February 2, 2018, we had backlog of approximately $256 million and $523 million, respectively. The portion of backlog not reasonably expected to be invoiced within one year as of February 3, 2017 and February 2, 2018 approximated $95 million and $164 million, respectively. We expect backlog will change from period to period for several reasons, including the timing and duration of customer subscription and services agreements, varying invoice cycles of subscription agreements and the timing of customer renewals.

  Off-Balance Sheet Arrangements

        As of February 2, 2018, we were not subject to any obligations pursuant to any off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K, or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes, that have or are reasonably likely to have a material effect on our financial condition, results of operations or liquidity.

Critical Accounting Policies and Estimates

        We prepare our financial statements in conformity with generally accepted accounting principles in the United States ("GAAP"). The preparation of financial statements in accordance with GAAP requires certain estimates, assumptions and judgments to be made that may affect our consolidated financial statements. Accounting policies that have a significant impact on our results are described in Note 2 to our consolidated financial statements included elsewhere in this prospectus. The accounting policies discussed in this section are those that we consider to be the most critical. We consider an accounting policy to be critical if the policy is subject to a material level of judgment and if changes in those judgments are reasonably likely to materially impact our results.

  Revenue Recognition

        We elected to early adopt Accounting Standards Codification Topic 606, Revenue From Contracts With Customers ("ASC 606"), effective February 4, 2017, using the full retrospective transition method. Under this method, the consolidated financial statements for fiscal 2016 and fiscal 2017 are presented as if ASC 606 had been effective for those periods. We applied ASC 606 using a practical expedient where the transaction price allocated to the remaining performance obligations and an explanation of when we expect to recognize that amount as revenue for all reporting periods presented before the date of the initial application is not disclosed.

        In accordance with ASC 606, revenue is recognized when a customer obtains control of promised services, consisting of subscriptions of our software platform, professional services and historical software products sold on a perpetual license basis. The amount of revenue recognized reflects the consideration that we expect to be entitled to receive in exchange for these services. We apply the following five steps to recognize revenue:

        1)     Identify the contract with a customer.    We consider the terms and conditions of our contracts to identify contracts under ASC 606. We consider that we have a contract with a customer when the contract is approved, we can identify each party's rights regarding the services to be transferred, we can identify the payment terms for the services, we have determined the customer has the ability and intent to pay and the contract has commercial substance. We use judgment in determining the customer's ability and intent to pay, which is based upon factors including the customer's historical payment experience or, for new customers, credit and financial information pertaining to the customers.

        2)     Identify the performance obligations in the contract.    Performance obligations in our contracts are identified based on the services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the service either on its own or together with other resources that are readily available from third parties or from us, and are distinct in the context of the contract, whereby the transfer of the services is separately identifiable from other promises in the contract. Our performance obligations consist of (i) subscriptions consisting of (a) licenses, (b) post contract support ("PCS"), which includes real-time support and online access to documentation, technical resources and discussion forums, and (c) rights to continued delivery of unspecified upgrades, major releases and patches, (ii) professional services and (iii) other software offerings consisting of licenses and maintenance.

        3)     Determine the transaction price.    We determine transaction price based on the consideration to which we expect to be entitled in exchange for transferring services to the customer. In determining the transaction price, any variable consideration would be considered, to the extent applicable, if, in our judgment, it is probable that a significant future reversal of cumulative revenue under the contract will not occur. None of our contracts contain a significant financing component.

        4)     Allocate the transaction price to performance obligations in the contract.    If the contract contains a single performance obligation, the entire transaction price is allocated to that performance obligation. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative standalone selling price ("SSP"). The transaction price in our subscription offering is allocated to the performance obligations that are rendered over time.

        5)     Recognize revenue when or as we satisfy a performance obligation.    Revenue is recognized at the time the related performance obligation is satisfied by transferring the promised services to a customer. We recognize revenue when we transfer control of the services to our customers for an amount that reflects the consideration that we expect to receive in exchange for those services. All revenue is generated from contracts with customers. For subscription arrangements, we also provide PCS and continuous unspecified upgrades, major releases and patches over the course of the subscription term, and services are therefore delivered over the life of the contract.

  Subscription

        We generate revenue from subscription sales of our software platform. The subscription offering provides customers with a term-based license to our platform, which includes, among other items, open-source software, support, security updates, enhancements, upgrades and compatibility to certified systems, all of which are offered on an if and when available basis. The fixed consideration related to subscription revenue is recognized ratably over the contract term beginning on the date that our platform is made available to the customer.

        The typical subscription term is one to three years. Our contracts are non-cancelable over the contract term. Customers have the right to terminate their contracts generally only if we breach the contract and we fail to remedy the breach in accordance with the contractual terms.

        Subscription revenue also includes certain historical software products that are sold on a perpetual license basis. Software revenue is recognized when the product is delivered to the customer. The risk of loss transfers and acceptance of the software license occurs when the license is made available for download.

  Services

        Services revenue is primarily derived from Labs, as well as implementation and other services. To a lesser extent, services revenue also includes revenue from maintenance and support from perpetual licenses associated with our legacy data and application products. Labs, implementation and other services revenue are provided on a time and materials basis and recognized over time as services are delivered. Maintenance revenue related to legacy software licenses is recognized ratably over the term as the obligation to the customer is fulfilled.

  Contracts with Multiple Performance Obligations

        Most of our contracts with customers contain multiple promised services consisting of (i) our subscriptions and (ii) our services that are distinct and accounted for separately. The transaction price is allocated to the separate performance obligations on a relative SSP basis. We determine SSP based on our overall pricing and discounting objectives, taking into consideration the geographical region of the customer, type of offering, and value of contracts for the type of subscription and services sold.

  Variable Consideration

        Revenue from sales is recorded at the net sales price, which is the transaction price, and includes estimates of variable consideration. The amount of variable consideration that is included in the transaction price is constrained, and is included in the net sales price only to the extent that it is probable that a significant reversal in the amount of the cumulative revenue will not occur when the uncertainty is resolved.

        We provide support to our customers on an ongoing basis throughout the subscription term. Fees paid for support are non-refundable. Customers must deploy the then-current major release of our software to receive support. We do not offer refunds, rebates or credits to our customers in the normal course of business. The impact of other forms of variable consideration has not been material.

  Sales through Agency Arrangements with Strategic Partners

        We have separate agency arrangements with DellEMC and VMware where we market and jointly sell our subscriptions and related services to customers. Based on these agency agreements, DellEMC and VMware invoice our customers and collect invoiced amounts on our behalf. We bear the collectability risk if customers default on payments. No partners, other than DellEMC and VMware, are parties to our contractual arrangements with our customers.

  Deferred Revenue

        Contract liabilities consist of deferred revenue and include payments received in advance of performance under the contract. Such amounts are recognized as revenue over the contractual period.

        We receive payments from customers based upon contractual billing schedules; accounts receivable are recorded when the right to consideration becomes unconditional. We generally bill our customers annually in advance, although for our multi-year contracts, some customers prefer to pay the full multi-year contract amount in advance. Payment terms on invoiced amounts are typically 30 to 90 days. Contract assets include amounts related to our contractual right to consideration for both completed and partially completed performance obligations that may not have been invoiced; such amounts have been insignificant to date.

  Costs to Obtain and Fulfill a Contract

        We capitalize sales commissions and agency fees that are incremental to the acquisition of all contracts with customers. These costs are recorded as deferred sales commissions on the consolidated balance sheets. We determine whether costs should be deferred based on our sales compensation plans and agency agreements when the costs are in fact incremental and would not have occurred absent the customer contract. The deferred commission amounts are recoverable through the future revenue streams under the non-cancelable customer contracts.

        Commissions paid upon the acquisition of an initial contract and any subsequent renewals are amortized over an estimated period of benefit which has been determined to be the contract term for subscription arrangements and expected service delivery period for professional services. A longer amortization period is not applied as the commission rates paid on initial and renewal sales are commensurate. Amortization is recognized on a straight-line basis and included in sales and marketing expense in the consolidated statements of operations. We periodically review these deferred costs to determine whether events or changes in circumstances have occurred that could impact the period of benefit of these deferred sales commissions.

  Intangible Assets and Goodwill

        Intangible assets include developed technology, trademarks and trade names, customer relationships and customer lists and non-competition agreements. Intangible assets are amortized based on either the pattern in which the economic benefits of the intangible assets are estimated to be realized or on a straight-line basis, which approximates the economic benefit pattern.

        Finite-lived intangible assets are reviewed for impairment on a quarterly basis. When events or changes indicate the carrying amount of an asset may not be recoverable, recoverability of these assets is measured by comparison of their carrying amount to future undiscounted cash flows to be generated. If impairment is indicated based on a comparison of the assets' carrying values and the undiscounted cash flows, the impairment loss is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets.

        Goodwill includes goodwill generated by our acquisitions of businesses as well as goodwill related to our formation. Goodwill is not amortized and is carried at its historical cost. Goodwill is tested for impairment on an annual basis in the fourth fiscal quarter, or sooner if an indicator of impairment occurs. To determine whether goodwill is impaired, we first assess certain qualitative factors. Based on this assessment, if it is determined more likely than not that the fair value of a reporting unit is less than its carrying amount, we perform the quantitative analysis of the goodwill impairment test. For the quantitative analysis, we compare the fair value of our reporting units to their carrying values. If the estimated fair value exceeds book value, goodwill is considered not to be impaired and no additional steps are necessary. However, if the fair value of the reporting unit is less than book value, then under the second step the carrying amount of the goodwill is compared to its implied fair value.

  Stock-Based Compensation

        Our stock-based compensation includes awards related to Pivotal stock and awards previously granted by DellEMC and VMware to certain employees who transferred to Pivotal at our formation and during subsequent years. These Pivotal employees have been allowed to retain and vest in their historical DellEMC or VMware awards, in each case, so long as they remain employed by Pivotal and such awards are outstanding. Awards granted by DellEMC are no longer outstanding as the vesting of these awards was automatically accelerated on the last trading day prior to the effective date of Dell Technologies' acquisition of DellEMC. Compensation expense related to stock-based transactions is measured and recognized in the financial statements based on fair value. In general, the fair value of each option award is estimated on the grant date using the Black-Scholes option-pricing model and a single option award approach. This model requires that at the date of grant we determine the fair value of the underlying common stock, the expected term of the award, the expected volatility, risk-free interest rates and expected dividend yield. The stock-based compensation expense, net of forfeitures, is recognized using a straight-line basis over the requisite service periods of the awards, which is generally four years. We estimated a forfeiture rate, based on an analysis of actual historical forfeitures, to calculate stock-based compensation expense.

  Common Stock Valuations

        Our board of directors determined the fair value of the common stock underlying our share-based awards for Pivotal stock with input from management and contemporaneous third-party independent valuations.

        Given the absence of a public trading market for our common stock, and in accordance with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation ("AICPA Guide"), our board of directors in its judgment considered numerous objective and subjective factors to determine the best estimate of the fair value of our common stock including:

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  contemporaneous valuations performed at periodic intervals by a third-party independent valuation firm;

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  rights, preferences and privileges of our convertible preferred stock relative to those of our common stock;

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  our actual and expected operating and financial performance;

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  pricing and timing of transactions in our equity;

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  likelihood of achieving a liquidity event, such as an initial public offering;

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  market multiples of comparable companies in our industry;

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  stage of development;

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  industry information such as market size and growth;

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  illiquidity of share-based awards involving securities in a private company; and

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  macroeconomic conditions.

        In valuing our common stock, we determined the equity value of our company using both the income and the market approach valuation methods. The income approach estimates value based on the expectation of future cash flows that a company will generate. These future cash flows are discounted to their present values using a discount rate applicable to a company at our stage of maturity and adjusted to reflect the risks inherent in our cash flows. The market approach estimates value based on a comparison of the subject company to comparable public companies in a similar line of business. From the comparable companies, a representative market value multiple is determined and then applied to the subject company's financial results to estimate the value of the subject company.

        Our board of directors' assessments of the fair value of common stock for grant dates between the dates of the valuations were based in part on the current available financial and operational information and the common stock value provided in the most recent third-party valuation reports as compared to the timing of each grant. For financial reporting purposes, we considered the amount of time between the valuation date and the grant date to determine whether to use the latest common stock valuation. This determination included an evaluation of whether the subsequent valuation indicated that any significant change in valuation had occurred between the previous valuation and the grant date.

        We have used the Probability Weighted Expected Return Method ("PWERM") to determine the fair value of our common stock. Under PWERM, several valuation approaches were used and then combined into a single probability weighted valuation. The approaches included the use of initial public offering scenarios, a scenario assuming continued operation as a private entity and a scenario assuming dissolution of the company.

        Application of these approaches involves the use of estimates, judgment and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses and future cash flows, discount rates, market multiples, the selection of comparable companies and the probability of possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our common stock.

  Recently Issued Accounting Pronouncements

        Information about recently issued accounting pronouncements is presented in Note 2 to our consolidated financial statements included elsewhere in this prospectus.

  JOBS Act Accounting Election

        The JOBS Act permits an "emerging growth company" such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to opt out of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

  Quantitative and Qualitative Disclosures about Market Risk

        We are exposed to market risk in the ordinary course of business.

  Credit and interest rate risk

        The fair values of our cash and cash equivalents are exposed to counterparty credit risk. Accordingly, while we periodically review our portfolio in an effort to mitigate counterparty risk, the principal values of our cash and cash equivalents could suffer a loss of value. Any future borrowings incurred under the credit agreement would accrue interest at a floating rate based on a formula tied to certain market rates at the time of incurrence. A 10% increase or decrease in interest rates would not have a material effect on our interest expense.

  Concentration risk

        As of February 3, 2017 and February 2, 2018, no individual customer represented 10% or more of accounts receivable.

        DellEMC and VMware invoice our customers and collect invoiced amounts on our behalf. As of February 3, 2017 and February 2, 2018, $81.1 million and $83.3 million invoiced on our behalf by DellEMC and VMware was recorded in accounts receivable, respectively.

  Foreign currency risk

        Although 23% of our total revenue for fiscal 2018 was derived from sales outside the United States, the majority of such revenue is from sales transactions that are denominated in U.S. dollars. For transactions denominated in a currency other than the functional currency, we are exposed to risks of foreign currency fluctuation and are subject to transaction gains and losses, which are recorded as other expense, net in the consolidated statements of operations.

        Our results of operations and cash flows have been and will continue to be subject to fluctuations because of changes in foreign currency exchange rates, particularly changes in exchange rates between the U.S. Dollar and the British Pound, the Euro and the Canadian Dollar, the currencies of countries where we currently have our most significant international operations.

BUSINESS

We are transforming how the world builds software.

Overview

        We provide a leading cloud-native platform that makes software development and IT operations a strategic advantage for our customers. Our cloud-native platform, Pivotal Cloud Foundry ("PCF"), accelerates and streamlines software development by reducing the complexity of building, deploying and operating new cloud-native applications and modernizing legacy applications. This enables our customers' development and IT operations teams to spend more time writing code, waste less time on mundane tasks and focus on activities that drive business value – building and deploying great software. PCF customers can accelerate their adoption of a modern software development process and their business success using our platform through our complementary strategic services, Pivotal Labs ("Labs"). Enterprises across industries have adopted our platform to build, deploy and operate software, including enterprises in the automotive, financial services, industrial, insurance, media, retail, technology and telecommunications sectors.

        Cloud-native software is reshaping businesses across all industries, empowering enterprises to innovate at a higher velocity and become more digital, mobile, data-driven and always-connected. Cloud-native software is designed to be highly available, scalable and modular to allow for frequent iteration and feature releases. Despite the widespread availability of private and public cloud infrastructure, many organizations are burdened by legacy technologies and software development processes that prevent them from fully realizing the benefits of cloud-native software. As a result, organizations require a modern agile development process and a cloud-native platform that can be deployed on every major private and public cloud.

        Our offering, which includes PCF and Labs, enables organizations to build cloud-native software and compete in today's business environment.

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  PCF accelerates and streamlines software development by reducing the complexity of building, deploying and operating modern applications. PCF integrates an expansive set of critical, modern software technologies delivered continuously to provide a turnkey cloud-native platform. PCF combines leading open-source software with our robust proprietary software to meet the exacting enterprise-grade requirements of large organizations, including the ability to operate and manage software across private and public cloud environments, such as Amazon Web Services, Microsoft Azure, Google Cloud Platform, VMware vSphere and OpenStack. PCF is sold on a subscription basis.

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  Labs software development experts deliver strategic services that transfer the expertise for enterprises to accelerate their cloud-native transformation by implementing modern agile development practices. With Labs, we help customers co-develop new applications and transform existing ones while accelerating software development, streamlining IT operations and ultimately driving self-sustaining business transformation.

        Our customers realize measurable improvement in developer productivity, software quality, security, time-to-market and IT operational efficiency. Some of our larger customers have achieved substantial structural efficiencies by leveraging our platform, such as significantly improving the ratio of developers to operators toward 200:1 or greater and increasing developer productivity, as measured by the amount of time developers are able to spend writing software code or by the frequency of meaningful improvements to the software they are developing, by 50% or more.

        We market and sell PCF and Labs through our sales force and ecosystem partners. We leverage our mutually beneficial commercial and go-to-market relationships with Dell Technologies and VMware to win new customers and to expand our customer footprint. We also work closely with large public cloud providers, including Google and Microsoft, to bring our customers' workloads to their cloud infrastructure. We have received numerous industry awards, including in 2017 the Google Cloud Technology Partner of the Year for 2016 and an Azure consumption partner of the year award from Microsoft for 2016. We intend to continue to grow PCF and scale our strategic services by relying on global systems integrators ("SI"), such as Accenture and Cognizant, and boutique consulting firms that are building focused practices around Pivotal technology implementation, application migration and cloud-native development.

        Our complementary PCF and Labs offering enables organizations to effectively build cloud-native software and compete in today's business environment. Our customers often start with smaller PCF deployments in specific groups or departments and then expand their subscriptions as they seek to deploy and manage more applications and other workloads. At the end of fiscal 2018, our trailing four-quarter dollar-based net expansion rate reached 158%. Some of our customers use Labs to drive successful outcomes in their organization using our platform as they learn and adopt our modern software development practices. There is a positive correlation between customers using Labs and the expansion of their PCF subscriptions, with the differential in customers who have used Labs expanding their PCF usage 1.5x more than those who have not used Labs. Optimizing this synergy, including through our SI partners, is a key aspect of our overall business strategy.

        We are focused on subscription sales of our platform. Since announcing PCF in November 2013, our subscription customer count has grown rapidly to 319 as of the end of fiscal 2018. Our subscription revenue was $95.0 million, $150.0 million and $259.0 million for fiscal 2016, fiscal 2017 and fiscal 2018, respectively, representing year-over-year growth of 58% and 73% for our two most recent fiscal years. Our total revenue was $280.9 million, $416.3 million and $509.4 million for fiscal 2016, fiscal 2017 and fiscal 2018, respectively, representing year-over-year growth of 48% and 22% for the two most recent fiscal years. Fiscal 2018 was the first year in which subscription revenue exceeded our services revenue, and we expect that over time subscription revenue will become a larger percentage of our total revenue as customers continue to adopt PCF and as our SI partner ecosystem ramps to directly deliver strategic services to our customers. Our net loss was $282.7 million, $232.9 million and $163.5 million for fiscal 2016, fiscal 2017 and fiscal 2018 respectively.

Industry Background

        Cloud-native software is reshaping businesses across all industries, empowering enterprises to innovate at a higher velocity and become more digital, mobile, data-driven and always-connected. Cloud-native software is designed to be highly available, scalable and modular to allow for frequent iteration and feature releases. Despite the widespread availability of private and public cloud infrastructure, many organizations are burdened by legacy technologies and software development processes that prevent them from fully realizing the benefits of cloud-native software. As a result, organizations require an agile development process and a cloud-native platform that can be deployed on every major private and public cloud.

        Enterprises can revolutionize their customer experiences, help create new revenue streams and improve the cost and speed of business operations by building and deploying cloud-native software. To build and deploy cloud-native software and adopt cloud infrastructure, enterprises require new technology and process. "Technology" consists of the platform and tools necessary to develop and efficiently operate cloud-native software and its associated infrastructure. "Process" refers to the development and operational processes that consistently deliver high-quality software in a culture that embraces change.

  Approaches to Becoming Cloud Native

        In order to effectively develop cloud-native software, enterprises need to recognize three fundamental imperatives: (1) the need for cloud infrastructure software optimized for continuous delivery and highly efficient IT operations, (2) the need for agile software development methodologies and (3) the need to leverage open-source software.

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  Cloud Infrastructure Software.  To drive developer and operations efficiency gains, enterprises need to (1) implement software-defined data center infrastructure, server virtualization and application containers on modern hardware, (2) develop next-generation operational software and middleware enabling IT infrastructure to become more automated and programmatic, (3) break down the traditional monolithic software architecture into "microservices," integrated development frameworks and automated releases and (4) facilitate continuous delivery, lifecycle management and monitoring.

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  Agile Software Development Methodologies.  To facilitate continuous delivery and efficient IT operations and to closely align with business objectives, enterprises need to adopt agile development and DevOps techniques to rapidly deploy and manage new software in shorter development cycles, with faster deployment frequency and more dependable releases. These techniques are increasingly becoming the modern way for enterprises to develop cloud-native software.

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  Open Source.  Some of the most innovative technologies, including application containers, big data stores, developer frameworks and machine learning libraries, are open source. Enterprises need to leverage powerful open-source software technologies.

  Legacy IT Challenges: Our Opportunity

        Despite the availability of these cloud technology and agile process advancements, many enterprises remain deeply invested in legacy technology and process that differ significantly from cloud-native approaches to software development and operations. These enterprises are seeking to leverage private and public cloud technologies and to use cloud-native software to transform their businesses. They continue to deploy monolithic software built on custom silos of supporting infrastructure. When changes to software become necessary, many manual steps and serial reviews and approvals by different functional teams are required, which can often lead to instability and downtime. For a large enterprise with hundreds or thousands of applications and large numbers of disparate hardware components in multiple data centers, the operational challenges can be daunting as hundreds or thousands of people in operations may be required just to support a small number of developers and to keep existing applications running. This complexity can create ingrained processes and cultures that are resistant to change, given the level of investment in legacy infrastructure and inefficient IT operations, which constrain innovation and new software development initiatives.

        In addition to these technology challenges, many enterprises implement legacy software development approaches such as the "waterfall" process, in which software development proceeds in a strict sequence from conception to analysis, design, construction, testing, implementation and maintenance. By the time such software is ready to be released, requirements and business priorities often have changed. The waterfall process is ill-suited for software development and IT operations, where the code and user requirements are constantly changing.

        The legacy IT challenges are illustrated in the diagram below:

        These legacy technologies and processes have created a number of challenges, including:

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  Protracted development cycles and low developer productivity.  Cloud-native software benefits most from fast development cycles, but many enterprises have neither the technologies nor the processes to deliver on those requirements. Developing monolithic software using the waterfall process often results in a linear and serial process prone to delays and developer downtime. Additionally, with legacy IT, developers often waste time waiting for a proper development environment to be set up. Legacy development environments often lack effective frameworks to enable microservices designed to improve developer productivity. As a result, many enterprises experience protracted development cycles and low developer productivity. A Forrester study found that 72% of developers spend less than three hours a day productively writing code.

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  Operational inefficiencies.  Legacy approaches to IT create operational inefficiencies when many people must be dedicated to keeping existing applications running and performing mundane systems administration tasks such as configuring and deploying infrastructure, integrating disparate systems and software and patching security vulnerabilities. This inefficiency is often replicated across each application and infrastructure silo. An International Data Corporation ("IDC") survey showed that IT personnel devote over 70% of their time to routine service request approval, monitoring, troubleshooting, provisioning, security patching and configuration management. As a result, resources that could be allocated to developing and deploying innovative software are diverted to non-strategic tasks.

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  Lack of flexibility to use multiple clouds.  Enterprises want to optimize for performance and cost in choosing among private, public and multi-cloud environments. IDC expects more than 90% of enterprise IT organizations will commit to multi-cloud architectures by 2020. They want the flexibility to choose from a variety of cloud environments as well as to move workloads among these cloud environments. However, if they deploy workloads directly into a single vendor's public cloud environment, they face difficulty moving to other public cloud environments without re-architecting their software. Therefore, enterprises need a platform that provides consistent development and operational capabilities across all types of clouds.

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  Integration complexity.  Legacy approaches to software development and IT operations have resulted in a patchwork of third-party tools, middleware, software components and operating systems. In addition to the operational complexity of managing IT infrastructures, significant effort is required to integrate these items. This issue is particularly problematic for data, as the number of sources grows with the adoption of the internet of things ("IoT").

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  Difficulty in securing Legacy IT infrastructure.  The silos and custom architecture found in legacy IT infrastructure need to be independently secured. Legacy approaches to IT operations are not designed to address evolving security threats that develop over time. Threats can emerge when vulnerabilities are discovered and when enterprises do not implement patches that remediate known vulnerabilities. Gartner predicts that through 2021, 99% of vulnerabilities exploited will continue to be ones known by security and IT professionals for at least one year.

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  Lack of enterprise-grade platform to leverage open-source software.  Large enterprises have strict IT requirements regarding the availability and scalability of software that they use. Moreover, some of the most innovative technologies, including application containers, big data stores, developer frameworks and machine learning libraries, are open-source software. Open-source software that meets these availability and scalability requirements is available but requires significant self-reliance and investment by enterprises to adopt these technologies. Given the complexity and risk in adopting, integrating and maintaining an array of open-source technologies at enterprise scale, organizations need a single, secure and stable platform in order to leverage open source. The software must be highly available and extremely resilient because it needs to run mission-critical applications that can rarely go down.

Our Solution

        We provide a leading cloud-native platform that makes software development and IT operations a strategic advantage for our customers. PCF customers can accelerate their adoption of modern software development practices through Labs, our complementary strategic services. Our customers realize measurable improvement in developer productivity, software quality, security, time-to-market and IT operational efficiency. Our offering helps make developing and operating software a strategic advantage for our customers, empowering them to revolutionize their customer experiences, helping create new revenue streams and improving the speed and cost of business operations through software.

Pivotal Customers Can Reallocate Spend from
Infrastructure Operations to Software Development

        Together, PCF and Labs provide the technology and the process to enable the operational efficiency and developer productivity needed to develop, deploy and manage cloud-native software.

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  PCF is a cloud-native platform that accelerates and streamlines software development by reducing the complexity of building, deploying and operating modern applications. PCF integrates an expansive set of critical, modern open-source and proprietary software technologies delivered continuously to provide a turnkey cloud-native platform. Our platform allows developers and IT operators to focus on activities that drive business value – building and deploying great software. From our single platform, PCF enables the continuous delivery of any application to every major private and public cloud. PCF combines a set of key platform components which include:  a multi-cloud orchestration foundation, an embedded operating system, a central security and credential framework, a built-in advanced container networking and security engine, a complete and scalable application middleware environment and leading application and data microservices technologies. PCF also fosters a robust ecosystem of many first-and third-party cloud services and technologies which can be accessed on our platform through Pivotal Services Marketplace (the "Marketplace").

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  Labs software development experts deliver strategic services that transfer the expertise for enterprises to accelerate their cloud-native transformation by implementing modern agile development practices. With Labs, we help customers co-develop new applications and transform existing ones while accelerating software development, streamlining IT operations and ultimately driving self-sustaining business transformation.

        Key benefits of our offering include:

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  Enhanced developer productivity.  PCF, complemented by agile development techniques, dramatically increases developer productivity by providing a standard development platform, frameworks and architectural patterns, so that developers can spend more time writing software that drives value to the business and its customers. PCF provides developers with preconfigured application development and microservices environments tuned to enable the rapid development and deployment of software. Rather than waiting for application development environments to be set up by separate operations teams, with PCF, developers can focus on developing software. In addition, Labs enables enterprises to evolve beyond traditional waterfall processes through co-development projects. Many of our customers have increased developer productivity by 50% or more and dramatically increased the frequency of software releases, sometimes moving from a semi-annual to a weekly (or even daily) production release cadence.

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  Greater operational efficiency.  PCF enables our customers to standardize and automate common IT processes across public and private cloud environments related to IT environment builds, software testing and release and infrastructure and application updates. PCF automates many operational functions, resulting in significant efficiency gains. In addition, Labs projects help our customers to adopt microservices architecture and DevOps release practices, which are supported by PCF and that drive greater collaboration between developers and IT operators. Some of our larger customers have achieved substantial structural efficiencies by leveraging our platform, such as significantly improving the ratio of developers to operators toward 200:1 or greater and increasing developer productivity by 50% or more.

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  Flexibility to run software across private, public and multi-cloud environments.  PCF gives our customers a consistent developer interface for application deployment and operation across private, public and multi-cloud environments. For example, no software changes are required to move software running on PCF between an Amazon Web Services public cloud environment and a vSphere private cloud. Enterprises have the flexibility to run their applications on the cloud of their choice, and developers do not need to customize or change applications to target a different underlying infrastructure.

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  Integrated by design.  From our single platform, PCF integrates an expansive set of critical, modern open-source and proprietary software technologies to provide a turnkey cloud-native platform that enables the continuous delivery of any application to every major private and public cloud. In addition, PCF fosters a robust ecosystem integrated through our Marketplace to extend the capabilities of the platform with many first- and third-party cloud services and technologies such as data persistence, caching, messaging, continuous integration and security. Our Marketplace has over 75 independent software vendors ("ISVs") offering services integrated with our platform from Apigee, AppDynamics, Black Duck, Dynatrace, MongoDB, MuleSoft, New Relic, Redis Labs, Solace and Splunk, enabling enterprises to quickly realize the additional benefits of our platform.

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  Unique infrastructure-native approach to security.  Our approach to security is designed to enable automatic updates to the platform without application downtime, eliminating the compromise between security and availability associated with legacy approaches to IT operations. PCF also integrates credential storage and automated credential rotation, enhancing the security of credentials in our customers' environments. Because we deliver a full stack application environment from operating system to middleware, and we have built end-to-end tests for components across all major private and public clouds, our customers are able to quickly and reliably deploy updates and patch known vulnerabilities.

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  Enterprise-grade platform.  Our platform is built to meet the exacting performance, availability, security and management requirements of large organizations. We combine the latest innovations from open-source projects such as application containers, big data stores and developer frameworks with our robust proprietary software components, such as platform management and monitoring, developer experience and authentication, to form an enterprise-grade platform that can be used in private, public or multi-cloud environments. We enable large enterprises to leverage the benefits of cutting-edge open-source technologies built into PCF, our enterprise-grade platform, for their mission-critical operations and applications.

Competitive Strengths

        Our competitive strengths include:

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  First mover in cloud-native transformations.  We have been at the forefront of the agile development and cloud-native platform movements, and we offer our customers a highly differentiated approach to cloud-native transformation. Labs has been refining its disciplined agile process for over 25 years. In 2013, DellEMC and VMware contributed Labs and other cloud assets, including Cloud Foundry and Spring, to form Pivotal. We apply Labs' processes to our development of the PCF platform, resulting in ongoing, rapid and prioritized feature development.

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  Enterprise-grade software platform integrating open source.  We designed PCF to use open source while also meeting the exacting performance, availability, security and management requirements of large organizations. We engage with and often lead open-source communities to influence and integrate with the latest technologies while concurrently innovating using proprietary software to deliver an enterprise grade solution to our customers. The combined approach allows us to deliver more value to our customers, achieve meaningful software differentiation and make it more difficult for others to "free-ride" on open-source innovation. In addition, we enable developers to use many of the modern and popular developer tools that are available in the open-source community. For example, we integrate PCF with leading open-source projects such as Kubernetes, as well as popular Pivotal-led open-source projects such as Spring Boot framework and Spring Cloud tools.

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  Blue-chip customer adoption.  Many of the world's largest organizations are using our platform, including more than 50 of the Fortune 500 companies. Our blue-chip customer base provides insights into enterprise IT needs and validates our platform in the most complex IT environments. These insights have helped us to enhance and extend our offering to address a wider range of organizations, including Global 2000 enterprises across industries, companies outside the Global 2000 that develop software to differentiate their businesses and public sector organizations.

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  Large and growing PCF ecosystem.  We are at the center of a large and growing PCF ecosystem. We believe that as more of this ecosystem integrates with our platform, we experience positive network effects that drive faster adoption of our platform and further differentiate our software.

    –
    Public Cloud.  We work with all three of the major public cloud vendors, Amazon, Google and Microsoft and drive large numbers of workloads to their public cloud platforms. We received in 2017 the Google Cloud Technology Partner of the Year award for 2016 and an Azure consumption partner of the year award from Microsoft for 2016.

    –
    Systems Integrators.  Leading enterprise technology providers have launched dedicated practices focused on implementing PCF and providing Labs-like services. These enterprise techonology providers include Accenture ( which recently announced the Accenture Pivotal Business Group), Capgemini, CGI and Cognizant. These SIs create leverage for us by applying our cloud-native platform agile techniques to help customers transform. They also have begun to deliver co-development, application transformation and PCF implementation services.

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    Independent Software Vendors.  Our Marketplace has over 75 ISVs offering services integrated with our platform. These ISVs include Apigee, AppDynamics, Black Duck, Dynatrace, MongoDB, MuleSoft, New Relic, Redis Labs, Solace and Splunk, enabling enterprises to quickly realize additional benefits of our platform.

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    Strategic Partners.  We jointly market and sell our products and services with DellEMC and VMware and enjoy significant and mutually beneficial commercial and go-to-market relationships.

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  Leading cloud-native platform with strategic services.  Our cloud-native platform combines technology and agile development through our renowned Labs processes, enabling cloud-native transformation within enterprises. Through our complementary offering we enable customers to adapt their cultures to embrace change, accelerate software development, streamline IT operations and ultimately drive self-sustaining business transformation, which we believe will create additional demand for PCF.

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  Viral adoption together with C-level focus.  Our platform leverages open-source technology, including Cloud Foundry and Spring, the most popular Java application development framework for the enterprise. Our leadership and integration of open-source projects allows us to innovate faster and gain enterprise acceptance. We also make PCF available for free download for evaluation purposes. In addition to promoting wide adoption, we have an enterprise sales force that often provides us with access to C-level executives because the decision to use PCF and Labs is often a strategic transformative one. We believe that our bottoms-up developer adoption and our top-down strategic access differentiates us from our competitors and helps us gain significant traction in the enterprise.

Market Opportunity

        Our cloud-native software addresses IT spending across the rapidly growing market for public cloud workloads, sometimes referred to as Platform-as-a-service ("PaaS"), and the market for application infrastructure, middleware and development software. We believe our cloud-native platform opportunity is the aggregate of these two markets, with spending today estimated at over $50 billion.

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  According to Gartner, spending on cloud application infrastructure services (PaaS) is expected to be $10.6 billion in 2017, growing to $24.6 billion by 2021, representing a 23% compound annual growth rate ("CAGR").

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  According to Gartner, spending on application infrastructure, middleware and development solutions is expected to be $40.6 billion in 2017, growing to $51.3 billion by 2021, representing a 6% CAGR.

Growth Strategy

        Key elements of our growth strategy include our plans to:

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  Extend technology lead of our cloud-native platform.  We have developed an industry leading cloud-native application platform, and we intend to continue enhancing our product capabilities and expanding our partner ecosystem as our customer requirements evolve.

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  Maintain open cloud-native platform advantage.  We have played a central role in founding and popularizing application infrastructure- and development-related open-source projects, including Cloud Foundry, Spring and RabbitMQ. We intend to continue to partner with technology leaders and third-party software vendors to continue to offer the latest technologies for our customers. For example, we recently collaborated with Google and VMware to create our Kubernetes-based PCF offering called PKS. We intend to maintain our open approach and grow the participation of our ecosystem.

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  Continue to drive new customer adoption.  We are focused on Global 2000 enterprises across industries, companies outside the Global 2000 that develop software to differentiate their businesses and public sector organizations. We target these enterprises and organizations because they represent a large market opportunity. Our relationships with Dell Technologies and VMware and with major public cloud vendors provide us with additional reach. We intend to continue building our sales force and strengthening our partner relationships to drive new customer adoption.

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  Expand adoption within existing customers.  We intend to broaden our relationships with existing customers by helping them continue to make software development and operations a strategic advantage. Our sales force and partners assist our customers in identifying new use cases for our platform and migrating their existing applications to our platform, which increases our PCF footprint. For example, some of our largest customers began with a relatively small deployment and now run thousands of mission-critical applications on our platform. At the end of fiscal 2018, our trailing four-quarter dollar-based net expansion rate was 158%. Part of our strategy to scale our business is to rely, in part, on SI partners to deliver co-development, application transformation and implementation services to our customers, particularly as our customers move from early deployment to broader adoption of PCF.

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  Continue to capitalize upon our relationships with our strategic partners.  Our deep relationships with Dell Technologies and VMware broaden our reach into the largest organizations around the globe. Product integrations with DellEMC and VMware enable turn-key solutions for customers. We intend to continue to leverage our mutually beneficial commercial and go-to-market relationships with Dell Technologies and VMware to win new customers and to expand our customer footprint.

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  Further leverage partnerships with public cloud vendors.  We work with all three major public cloud providers: Amazon, Microsoft and Google. These partners also enhance our field organization's efforts across industries. We intend to maintain strong engagement with our cloud partner ecosystem to gain increased reach and greater distribution of our offering, accelerate customer expansion and penetrate new markets.

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  Continue to leverage the combined strengths of PCF and Labs to drive PCF expansion.  We have realized significant benefits in innovating PCF development and Labs process improvements by capitalizing on the PCF and Labs feedback loop with customers. We intend to focus our Labs resources on customers with the greatest PCF opportunity and acquiring new customers with significant PCF opportunity. There is a positive correlation between customers using Labs and the expansion of their PCF subscriptions. The Labs synergy was greater than 1.5x at the end of fiscal 2018. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting our Performance—Labs Synergy."

Culture

        We believe our culture is unique and critical to our mission of transforming how the world builds software. Our culture reflects the learnings of our agile development roots and applies those insights to all aspects of our business. We have three core values:

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  Do the right thing.  In addition to expecting all of our employees to conduct themselves ethically, doing the right thing means that we focus on our customers and key constituencies, and we do not put personal interest ahead of what is best for the company. We empower our employees to make decisions based on who has the best ideas, not title or chain of command.

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  Do what works.  Our approach to decision-making is disciplined, data driven and team oriented. We simplify, test, iterate, solve problems and continuously improve. We bring together diverse groups of empowered employees to solve complicated problems and we co-locate, co-develop and work as one team with our customers.

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  Be kind.  We value and hire for empathy, diversity, humility and respectfulness. To succeed in our mission, we have to walk in the shoes of others, listen to different perspectives and collaborate.

Our Complementary Platform and Strategic Services Offering

        Our complementary platform and strategic services offering provides both the platform and agile development methodologies for organizations to build cloud-native software that is necessary to compete in today's business environment. PCF enables customers to deploy, operate and update software in an automated way, enabling greater resiliency, security and scale with fewer operations staff, which in turn allows them to focus on creating business value. Our Labs team pairs with customers to co-develop cloud-native software and transform their development practices. This synergistic relationship enables our Labs customers to adopt PCF as part of their cloud-native and self-sustaining business transformation.

  Pivotal Cloud Foundry

        PCF is a platform that provides a consistent way to launch, and quickly iterate on, applications in the most popular programming languages (such as Java, .Net, Ruby, Python, Node.js and Go) and frameworks (such as Spring) across private, public and multi-cloud environments. PCF leverages Cloud Foundry open-source software and adds enterprise-grade qualifications and capabilities such as platform enhancements, infrastructure automation, application enablement, cloud-native enablement, security and enterprise support. The critical platform components of PCF include: a multi-cloud orchestration foundation, an embedded operating system, a central security and credential framework, a built-in advanced container networking and security engine, a robust and scalable application middleware environment and leading application and data microservices technologies. PCF automates and simplifies many of the common tasks necessary to take application code from development to production, including deploying, configuring, scaling, networking and securing applications. It enables developers to spend less time implementing or re-implementing common requirements and instead focus on building business value. PCF enables developers to speed up application development and reduce time to market.

Pivotal Cloud Foundry Architecture

        The components of PCF include:

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  Products to handle customers' differing workloads and needs.

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  Pivotal Application Service.  Pivotal Application Service ("PAS") is our flagship cloud-native application platform announced in November 2013 that allows enterprises to continuously deploy and operate custom software securely and at scale across popular private and public clouds. Many enterprises have adopted PAS, formerly known as PCF Elastic Runtime, as their multi-cloud platform for new and existing applications. PAS is built for secure and continuous deployment of applications built using microservices. PAS integrates the Spring Cloud microservices framework, enables agentless logging and metrics collection, integrated credential storage and rotation and single-sign-on, and delivers full stack application middleware so that developers can spend more time focusing on developing and deploying cloud-native software.

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  Pivotal Container Service.  Pivotal Container Service ("PKS") is our container management platform that we launched together with Google and VMware in August 2017, which leverages our common services and core technologies from PCF. PKS allows enterprises to deploy and operate Kubernetes, an open-source system for container operations, in an enterprise-grade manner across private and public clouds. Containers package and isolate applications with their entire runtime environment – they contain all of the files necessary to run on their own. PKS includes VMware NSX to programmatically manage software-based virtual networks and is also integrated with VMware tools such as vRealize Operations Manager, vSAN network storage and Wavefront.

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  Pivotal Function Service.  Pivotal Function Service ("PFS") is our recently announced multi-cloud Function-as-a-Service ("FaaS") platform designed to allow enterprises to develop, run and manage applications composed of event-driven functions across private and public clouds, leveraging our common services and core technologies from PCF. FaaS is a further automation and abstraction of application architecture so that application logic can be run without regard to the underlying infrastructure, operating system or middleware components, an approach often referred to as "serverless." FaaS is designed to allow customers to write only the function logic necessary to accomplish a given task while the platform provides all of the other necessary runtime capabilities. We believe that FaaS will become a common requirement of customer applications as event-driven systems gain popularity, particularly in IoT applications. We anticipate that PFS will be generally available later this year.

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    Pivotal Services Marketplace.  Our Marketplace provides customers access to Pivotal and partner products that deploy and operate on PCF. These services, such as MySQL, Pivotal Cloud Cache, RabbitMQ and Redis, and partner products, including Apigee, AppDynamics, Black Duck, Dynatrace, MongoDB, MuleSoft, New Relic, Redis Labs, Solace and Splunk, have been integrated with our platform to leverage certain of our common services and core technologies on PCF. Pivotal Cloud Cache is a distributed, highly available, in-memory data store, enabling PCF users to access data at high speed.

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  Common Platform Services.  For each of our products above, PCF has common services that support operational efficiency, developer productivity, security and availability, which enable us to efficiently add PCF products and enable our customers to better make use of our platform and products.

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  Shared Monitoring and Logging.  PCF enables agentless logging, metrics collection and application event tracing to help operators and developers understand the performance and health of applications. PCF also supports out of the box integrations with popular application performance management and analytics tools such as AppDynamics, Dynatrace, New Relic and Splunk.

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  Shared Security.  PCF's shared security services are comprised of User Account and Authentication ("UAA") and CredHub. UAA is a multi-tenant identity management service and modern authorization framework. It is used in PCF as an authentication server and also acts as a single sign-on server for applications deployed to the platform. CredHub is a secure, centralized credential management component that secures credential generation, storage, lifecycle management and access.

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  Shared Networking.  PCF includes integration to software-defined networking to help developers consistently deliver more secure, robust applications while substantially reducing the common bottleneck that happens when application developers must navigate legacy networking technologies and siloed network administrators.

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  BOSH.  BOSH is open-source orchestration software that provides an integrated set of foundational services and core technologies for deploying and operating PCF. BOSH enables operators to build and manage environments for large and complex IT systems. BOSH unifies release engineering, deployment and lifecycle management of small and large-scale cloud software, with the ability to provision and deploy software across hundreds of virtual machines on both private and public cloud environments. It is designed to perform monitoring, failure recovery and software updates without downtime. BOSH also integrates a hardened operating system. Our approach simplifies the operating system lifecycle. Our embedded operating system contains a bare minimum skeleton to make the operating system securely configured by default. With this approach, PCF greatly reduces the operational burden that most enterprises incur to support regular operating system patching and updates.

  •
  Multi-Cloud.  PCF supports all of the major private and public cloud platforms: Amazon Web Services, Microsoft Azure, Google Cloud Platform, OpenStack and VMware vSphere. We collaborate with these cloud providers to maintain tight integration to the infrastructure layer. We automate the underlying cloud infrastructure of a PCF deployment, thereby reducing the operator burden to build and maintain their clouds and the need for developers to focus on the underlying infrastructure.

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  Other Data Products.  We also offer other data products, such as Pivotal Gemfire and Pivotal Greenplum. To make building data-driven applications easy for our customers, our strategy is to continue developing integrations, including between Pivotal Greenplum and PCF, while also working to modernize Pivotal Greenplum to make it easier to deploy and operate on any cloud.

  Labs

        Labs offers strategic services for organizations to adopt and implement agile development and to transform existing applications to run on PCF.

        Labs has been pioneering and refining agile development processes for over 25 years. With Labs' disciplined and agile processes, software is developed collaboratively, with cross-functional teams who break down projects into discrete tasks and work iteratively within an environment of changing requirements. Rather than deploying periodic and major releases, software is deployed frequently, which allows for continuous feedback as the product takes shape. Our approach also involves pair-programming, in which Labs experts are paired with customer engineers. Each pair works in close collaboration, sometimes using a single keyboard, to write code together.

        Using a practice known as Test Driven Development ("TDD"), developers write the tests before writing the actual software code. After the test is written, developers write the software code that allows the test to be passed or made "green." Each step in the process is tracked and the developer does not progress to building a new function until the existing function is turned from "red" to "green." TDD promotes disciplined, focused development and avoids over-engineering. The code is continuously vetted, concurrently with quality assurance throughout the process, eliminating the need for a separate quality assurance organization and stage.

        Labs also applies an operational practice known as "DevOps." Embracing these agile processes can be challenging for many organizations whose cultures have ingrained waterfall development methodologies, separate "dev," "ops" and other organizational silos and are generally resistant to change. We implement a structured approach designed to break through these silos and imprint Labs' disciplines with our customers and with our partners. We use Labs development methodologies to enable our customers to create new applications and re-platform legacy applications to the PCF platform. Our objective is to teach our customers Labs' agile processes so that they can become self-sufficient and transform how they build software.

  Implementation and Other Services

        We also offer platform implementation services to enable our customers and partners to deploy, provision and operate the PCF platform at scale.

        We deliver product support and other services to assist our customers in meeting their business goals with our software.

        Premium support services are delivered by our global support organization. These services are offered during the term of the subscription, or maintenance term for certain legacy software products, and include: unlimited and responsive phone, web and email based issue, or ticket, support; unspecified product updates and upgrades; and online access to documentation, technical resources, knowledge base and discussion forums.

        Additionally, we offer training to strategic partners so they can provide Labs-like services, driving increased leverage in our business model. We also offer a range of standard and customized internet and in-person courses to educate end users, operators and partners to upgrade their Pivotal product knowledge and capabilities.

Customers

        Since our formation, we have focused on enhancing our offering and growing our subscription customer base. As of February 2, 2018, we served 319 subscription customers across diverse industries, including the automotive, financial services, industrial, insurance, media, retail, technology and telecommunications sectors.

Customer Case Studies

  T-Mobile US, Inc. ("T-Mobile")

        As America's Un-carrier, T-Mobile is redefining the way consumers and businesses buy wireless services and video through leading product and service innovation. T-Mobile's advanced nationwide 4G LTE network delivers outstanding wireless experiences to 72.6 million customers who are unwilling to compromise on quality and value. Based in Bellevue, Washington, T-Mobile provides services through its subsidiaries and operates its flagship brands, T-Mobile and MetroPCS.

        After completing a substantial merger with MetroPCS and experiencing significant growth in the competitive wireless market, T-Mobile recognized the need to modernize its technology and practices to accelerate its software innovation, meet dramatic traffic spikes achieved during its periodic promotions and drive further growth while reducing cost and risk.

        T-Mobile adopted PCF in late 2016 and began working with Pivotal to update and align T-Mobile's development organization model and practices around PCF. As a result of working with Pivotal, T-Mobile is releasing code to production on a daily basis and is also experiencing significantly fewer application incidents. As a result of its improved microservices architecture and auto-scaling on PCF, T-Mobile applications are successfully processing more than 200 million daily requests. With Pivotal, T-Mobile developers have seen a 37% increase in their productivity and have deployed more than 400 microservices to production on PCF with over 1,200 developers and as few as seven platform operators.

Open-Source Initiatives

        Pivotal supports open-source projects and communities for collaborative innovation such as: Cloud Foundry, Spring, Kubernetes, ODPi, Apache Geode, Apache HTTP Server, Apache MADlib, Apache Tomcat, Redis, RabbitMQ, Eclipse Foundation and various others.

  Cloud Foundry Foundation

        In December 2014, we established the Cloud Foundry Foundation, an independent nonprofit, open-source project. The Cloud Foundry Foundation now has more than 65 members comprised of leading technology providers and global enterprises. The Cloud Foundry Foundation develops and maintains a number of programs and work groups designed to help advance awareness and adoption of the Cloud Foundry platform. Cloud Foundry is an open-source, cloud-agnostic application deployment platform. We believe that the Cloud Foundry Foundation helps promote Cloud Foundry as a leading PaaS open-source technology with an expansive ecosystem. The Cloud Foundry Foundation hosts Cloud Foundry Summits in North America and Europe every year. We are a major sponsor of the Cloud Foundry community and a leading contributor to the project.

  Spring

        Spring is the leading open-source framework for developers building modern Java applications and microservices. Millions of developers use Spring regularly. Spring simplifies complexities of application development so that developers can focus on building features and business value. Spring Boot, introduced in the fiscal year ended January 30, 2015, is an extension of Spring designed to simplify the bootstrapping and development of cloud-native applications and is particularly popular for building microservices. The Spring Boot framework applies an opinionated approach to configuration, eliminating the need to define or implement boilerplate configuration before starting to build an application. Spring Cloud, built on top of Spring Boot and Netflix Open Source, provides components that enable common patterns in microservices application architectures, such as distributed configuration management, service discovery, circuit breakers, intelligent routing and micro-proxy. Using Spring Cloud, developers can quickly build and deploy a complex application that is highly available, resilient to failure and easily configured. PCF includes Spring Cloud as an integrated component of PAS, making it simpler for developers to deliver microservice applications on the platform. Spring has a large and active community that provides continuous feedback and contributions based on diverse real-world use cases. We are the primary sponsor of the Spring Community and leading contributor to the project.

Sales and Marketing

        Our sales efforts are centered on landing and expanding PCF subscriptions. Frequently, an organization will subscribe to PCF for near-term consumption needs for a single division or small set of applications and then subsequently expand its subscription capacity and deployment to other divisions or a broader set of applications across the organization.

        We primarily sell PCF through our sales force, which is comprised of enterprise sales representatives who team with platform architects, or technical sales engineers, and supporting business operations personnel. Our account teams are organized primarily by geographic coverage with some specialization for various industries.

        Our sales efforts target the C-suite, technology professionals, software developers and data scientists. In addition to our sales force, we rely on partners, including our strategic partners DellEMC and VMware, public cloud vendors and SIs, to increase our sales and distribution of our technology and services. In addition, we have ISV partners whose integrations enable enterprises to receive additional benefits of our platform. Our principal marketing programs include: webinars, user conferences (such as the SpringOne Platform conference and Cloud Foundry Foundation Summits in North America and Europe) and cooperative marketing efforts with partners. We generate customer leads, accelerate sales opportunities and build brand awareness through our marketing programs and through our ecosystem partners.

Research and Development

        Our ability to compete depends in large part on our continuous commitment to research and development and our ability to rapidly introduce new technologies, features and functionality. Our research and development organization is responsible for the design, development, testing and certification of our offerings. We focus our efforts on developing our core technologies and further enhancing their usability, functionality, reliability, performance and flexibility. We also apply the Labs process to our development of PCF, resulting in ongoing, rapid and prioritized feature development.

        Research and development expenses were $120.5 million, $152.1 million and $160.9 million for fiscal 2016, fiscal 2017 and fiscal 2018, respectively.

Competition

        The markets within which we operate are highly competitive. A significant number of companies and open-source projects have developed or are developing products and services that currently, or in the future may, compete with some or all of our offerings. In addition, in some instances we have strategic or other commercial relationships with companies with which we currently or may in the future compete. We face competition from:

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  legacy application infrastructure and middleware from vendors such as IBM and Oracle;

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  open-source based offerings supported by vendors such as RedHat; alternative Cloud Foundry-based offerings such as IBM Cloud and SAP Cloud Platform, which have proprietary features that are unique to their offerings; or potential customers' internally-developed, integrated and maintained efforts; and

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  proprietary public cloud offerings from vendors such as Amazon Web Services, Google Cloud Platform and Microsoft Azure.

        We believe we can compete favorably based on the following competitive factors:

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  enterprise-grade performance and features such as scalability, security and ease of use;

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  breadth, depth and quality of platform functionality;

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  ability to deploy in a variety of infrastructure environments, specifically multi-cloud functionality;

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  ability to innovate and rapidly respond to customer needs and changing open-source software standards;

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  quality and transformative impact of strategic services and level of customer satisfaction;

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  platform extensibility and ability to integrate with other technology infrastructures;

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  brand awareness and reputation; and

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  size of customer base and level of user adoption.

Intellectual Property

        Intellectual property is an important aspect of our business, and we seek protection for our intellectual property as appropriate. To establish and protect our proprietary rights, we rely upon a combination of patent, copyright, trade secret and trademark laws and contractual restrictions such as confidentiality agreements, licenses and intellectual property assignment agreements. We maintain a policy requiring our employees, contractors, consultants and other third parties to enter into confidentiality and proprietary rights agreements to control access to our proprietary information. These laws, procedures and restrictions provide only limited protection, and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed or misappropriated. Furthermore, the laws of certain countries do not protect proprietary rights to the same extent as the laws of the United States, and we therefore may be unable to protect our proprietary technology in certain jurisdictions. Moreover, we contribute code to, and our platform incorporates, open source licensed to the general public under open-source software licenses such as the Apache 2.0 Software License. Such licenses can grant licensees broad permissions to use, copy, modify and redistribute contributed code. As a result, open-source development and licensing practices can limit the value of certain of our intellectual property assets.

        As of February 2, 2018, we had been granted or had acquired 118 U.S. patents and had 73 U.S. patent applications pending. We also had 22 issued patents and 41 patent applications pending in foreign jurisdictions. Our patents expire between 2023 and 2036. We regularly review our development efforts to assess the existence and patentability of new intellectual property. We also pursue the registration of our domain names, trademarks and service marks and copyrights in our software in the United States and in certain locations outside the United States.

Legal Proceedings

        From time to time, we are involved in legal proceedings and subject to claims arising in the ordinary course of our business. Although the results of litigation and claims cannot be predicted with certainty, we currently believe that the resolution of these ordinary course matters will not have a material adverse effect on our business, operating results, financial condition or cash flows. Even if any particular litigation is not resolved in a manner that is adverse to our interests, such litigation can have a negative impact on us because of defense and settlement costs, diversion of management resources from our business and other factors.

Facilities

        We currently lease approximately 66,510 square feet of space for our current corporate headquarters in San Francisco, California under a lease agreement that expires in June 2019. Our other primary offices are in New York, London and Singapore under leases that expire at varying times between January 2019 and December 2030. We intend to add new facilities or expand existing facilities as we grow our business, and we believe that suitable additional space will be available as needed to accommodate any such expansion of our organization.

Employees

        As of February 2, 2018, we had 2,518 full-time employees. Of these employees, 1,712 were in the United States, and 806 were in our international locations.

MANAGEMENT

Executive Officers and Directors

        The following table sets forth information regarding our executive officers and directors as of February 2, 2018:

Name	Age	Position
Robert Mee	54	Chief Executive Officer and Director
William Cook	59	President
Onsi Fakhouri	34	Senior Vice President, Cloud R&D
Cynthia Gaylor	44	Senior Vice President, Chief Financial Officer
Edward Hieatt	40	Senior Vice President, Services
Andrew Cohen	52	Senior Vice President, General Counsel and Corporate Secretary
Scott Yara	44	Senior Vice President, Products
Paul Maritz	62	Chairman of the Board
Michael S. Dell	52	Director
Zane Rowe	47	Director
Egon Durban	44	Director
William D. Green	64	Director
Marcy S. Klevorn	58	Director
Khozema Z. Shipchandler	43	Director

  Robert Mee

        Mr. Mee has served as our Chief Executive Officer and as a member of our board of directors since August 2015. Prior to that, Mr. Mee was our Senior Vice President of Products and Research & Development from April 2013 to August 2015. Mr. Mee was part of Pivotal's founding team in April 2013. Prior to joining Pivotal, Mr. Mee was Vice President of the Pivotal Labs Division at DellEMC, a data storage, information security, virtualization, analytics and cloud computing company, from 2012 to April 2013, where he was responsible for all aspects of the Pivotal Labs business. Prior to DellEMC, he served as Founder, Chief Executive Officer and majority stockholder of Pivotal Labs LLC from 1989 until it was acquired by DellEMC in 2012. We believe that Mr. Mee is qualified to serve on our board of directors because of his leadership experience serving as our Chief Executive Officer and the Founder and Chief Executive Officer of Pivotal Labs LLC, his deep knowledge of and expertise in agile software development and the technology industry generally, and his background as part of Pivotal's founding team.

  William Cook

        Mr. Cook has served as our President since April 2013. Mr. Cook was part of Pivotal's founding team in April 2013. Prior to joining Pivotal, Mr. Cook served as President of the Greenplum Division at DellEMC from 2010 to 2013, where he was responsible for all aspects of the Greenplum business. Prior to DellEMC, Mr. Cook was the Chief Executive Officer of Greenplum, Inc., an open-source data company, from 2006 until Greenplum's acquisition by DellEMC in 2010. Prior to Greenplum, Mr. Cook held leadership positions at various companies, including spending 19 years at Sun Microsystems, a computer systems and software company, where he most recently served as Senior Vice President of U.S. Sales.

  Onsi Fakhouri

        Mr. Fakhouri has served as our Senior Vice President, Cloud R&D, since May 2017, and is responsible for the development of Pivotal's cloud-native offerings. Prior to that, Mr. Fakhouri was Vice

President, Cloud R&D from January 2016 to May 2017, and Vice President, Engineering for Cloud Foundry from April 2015 to January 2016. He also was a distinguished software engineer and product manager from 2013 to April 2015. Prior to joining Pivotal in 2013, Mr. Fakhouri was a senior software engineer in the Pivotal Labs Division at DellEMC from 2012 to 2013. Prior to DellEMC, he was a software engineer at Pivotal Labs LLC from September 2010 until it was acquired by DellEMC in 2012.

  Cynthia Gaylor

        Ms. Gaylor has served as our Senior Vice President and Chief Financial Officer since May 2016. Prior to joining us, Ms. Gaylor was an independent strategic advisor from November 2014 to May 2016. From June 2013 to October 2014, Ms. Gaylor was the Head of Corporate Development and an Advisor at Twitter. Prior to Twitter, Ms. Gaylor was a Managing Director at Morgan Stanley, serving in various positions in the technology investment banking group between March 2006 and May 2013.

  Edward Hieatt

        Mr. Hieatt has served as our Senior Vice President, Services, since January 2016, and is responsible for our Customer Success Organization. Prior to that, Mr. Hieatt was Vice President of Labs from January 2014 to January 2016. Prior to joining Pivotal in 2013, Mr. Hieatt was Senior Director of Engineering at the Pivotal Labs Division of DellEMC from 2012 to 2013, where he was responsible for the operations of the Pivotal Labs consultancy. Prior to DellEMC, he served as Vice President of Engineering of Pivotal Labs LLC, which he joined as a software engineer in 2003, until it was acquired by DellEMC in 2012.

  Andrew Cohen

        Mr. Cohen has served as our Senior Vice President, General Counsel and Corporate Secretary since July 2016. From our founding in April 2013 to July 2016, Mr. Cohen was Vice President, General Counsel and Corporate Secretary. Prior to joining Pivotal, Mr. Cohen held various leadership positions at DellEMC from 1998 to 2013, including serving as Vice President and Assistant General Counsel from January 2007 to April 2013, where he was responsible for a number of legal functions, including compliance, litigation, mergers and acquisitions, investigations and real estate, as well as leading a compliance technology solutions team.

  Scott Yara

        Mr. Yara has served as our Senior Vice President, Products, since September 2016. Mr. Yara was our President and Head of Products from July 2014 to September 2016 and was Senior Vice President, Products from April 2013 to July 2014. Mr. Yara was part of Pivotal's founding team in April 2013. Prior to joining Pivotal, Mr. Yara served as Senior Vice President of the Greenplum Division at DellEMC from August 2010 to April 2013, where he was responsible for product development. Prior to DellEMC, Mr. Yara co-founded Greenplum, which was acquired by DellEMC in 2010.

  Paul Maritz

        Mr. Maritz has served as a member of our board of directors since April 2013 and Chairman of our board of directors since September 2016. Mr. Maritz served as our Chief Executive Officer from April 2013 through August 2015. From September 2012 through March 2013, Mr. Maritz served as Chief Strategist at DellEMC. Mr. Maritz also served as a director of VMware, a cloud infrastructure and digital workspace technology company and majority-owned subsidiary of Dell Technologies, from July 2008, when he joined VMware as Chief Executive Officer, to December 2017. Mr. Maritz was VMware's Chief Executive Officer from July 2008 through August 2012 and President from July 2008 to January 2011. Prior to joining VMware, he was President of DellEMC's Cloud Infrastructure and Services Division after DellEMC acquired Pi Corporation in February 2008. Mr. Maritz was a founder of Pi, a software company focused on building cloud-based solutions, and served as its Chief Executive Officer. Before founding Pi, Mr. Maritz spent 14 years working at Microsoft Corporation, a multinational technology company, where he served as a member of the five-person Executive Committee that managed the company. We believe that Mr. Maritz is qualified to serve on our board of directors because of his experience serving in various executive positions at Pivotal, VMware, DellEMC and other global technology companies, which provided him in-depth knowledge of our business and the issues we face. In addition, Mr. Maritz's substantial experience in the information technology sector, ranging from development of software products to founding a company developing cloud computing software, provides the board of directors with significant expertise on a variety of issues important to our business.

  Michael S. Dell

        Mr. Dell has served as a member of our board of directors since September 2016. He has served as Chairman and Chief Executive Officer of Dell Technologies since October 2013. Mr. Dell has held the title of Chairman of Dell Inc. since he founded that company in 1984. Mr. Dell also served as Chief Executive Officer of Dell Inc. from 1984 until July 2004 and resumed that role in January 2007. In 1998, Mr. Dell formed MSD Capital, L.P. for the purpose of managing his and his family's investments, and, in 1999, he and his wife established the Michael & Susan Dell Foundation to provide philanthropic support to a variety of global causes. Mr. Dell also serves as a director and non-executive Chairman of the board of directors of VMware and of SecureWorks Corp., a majority-owned subsidiary of Dell Technologies. As the Chairman, Chief Executive Officer and founder of Dell Technologies, Mr. Dell oversees one of the world's largest technology companies and is recognized as one of the leading innovators and influencers in the business world. Mr. Dell has decades of experience leading a complex, international technology enterprise and possesses extensive knowledge of internet-based technologies and the needs and expectations of enterprise customers. We believe that Mr. Dell, who has successfully led Dell Inc. through many transitions in information technology and enterprise computing, brings extensive and valuable experience to our board of directors.

  Zane Rowe

        Mr. Rowe has served as a member of our board of directors since September 2016. Mr. Rowe has served as Chief Financial Officer and Executive Vice President of VMware since March 2016. Before joining VMware, he served as Executive Vice President and Chief Financial Officer of DellEMC from October 2014 through February 2016. Prior to joining DellEMC, Mr. Rowe was Vice President of North American Sales of Apple Inc. from May 2012 to May 2014. He was Executive Vice President and Chief Financial Officer of United Continental Holdings, Inc., an airline holdings company, from October 2010 until April 2012 and was Executive Vice President and Chief Financial Officer of Continental Airlines from August 2008 to September 2010. Mr. Rowe currently serves on the board of directors of Sabre Corporation. We believe that Mr. Rowe is qualified to serve on our board of directors because of his financial expertise and experience in sales, operations and strategic roles, as well as his extensive experience in the technology industry.

  Egon Durban

        Mr. Durban has served as a member of our board of directors since September 2016. He has been a member of the board of directors of Dell Technologies since the closing of Dell's going-private transaction in October 2013. Mr. Durban is a Managing Partner and Managing Director of Silver Lake, a global private equity firm. Mr. Durban joined Silver Lake in 1999 as a founding principal. Mr. Durban also serves on the boards of directors of Motorola Solutions, Inc., VMware and SecureWorks Corp. As the Managing Partner, Managing Director and a founding principal of one of the leading global technology investment funds, Mr. Durban possesses considerable financial acumen, deep knowledge of global trends in information technology and expertise in conducting complex business transactions. We believe that Mr. Durban also brings valuable experience from his service on other public company boards to his service on our board of directors.

  William D. Green

        Mr. Green has served as a member of our board of directors since August 2015. Mr. Green has served as a director of Dell Technologies since September 2016. Previously, he served as a director of DellEMC from July 2013 to August 2016 and as DellEMC's independent Lead Director from February 2015 to August 2016. Mr. Green served as Chairman of the board of directors of Accenture plc, a global management consulting, technology services and outsourcing company, from August 2006 until his retirement in February 2013, and as Chief Executive Officer of that company from September 2004 through December 2010. He was elected as a partner of Accenture plc in 1986. Mr. Green is also a member of the board of directors of S&P Global Inc. (formerly known as McGraw Hill Financial, Inc.). We believe that Mr. Green is qualified to serve on our board of directors because of his leadership and operating experience as the former Chairman of the Board and Chief Executive Officer of Accenture, his broad international business expertise and his deep understanding of the information technology industry.

  Marcy S. Klevorn

        Ms. Klevorn has served as a member of our board of directors since May 2016. Ms. Klevorn has served as executive vice president and president of Mobility, Ford Motor Company, since June 2017. In this role, she is responsible for overseeing Ford Smart Mobility LLC, which was formed to accelerate the company's plans to design, build, grow and invest in emerging mobility services, as well as Information Technology and Global Data, Insight and Analytics. Previously, Ms. Klevorn was group vice president, Information Technology and Chief Information Officer from January 2015 to January 2017. From 1983 to January 2015, Ms. Klevorn worked at various positions at Ford Motor Company. We believe that Ms. Klevorn is qualified to serve on our board of directors because of her extensive experience serving as an executive of Ford and her deep understanding of the information technology industry.

  Khozema Z. Shipchandler

        Mr. Shipchandler has served as a member of our board of directors since December 2016. He has served as Vice President and Chief Financial Officer of GE Digital, an industrial software solutions and services subsidiary of General Electric, since October 2015. Previously, he served as Vice President of the Corporate Audit Staff of General Electric from January 2014 to October 2015. From 2011 to December 2013, he served as Chief Financial Officer, GE, in the Middle East, North Africa & Turkey. From 1996 to 2011, he held various finance leadership positions, principally in the Corporate and Aviation Divisions of General Electric. We believe that Mr. Shipchandler is qualified to serve on our board of directors because of his experience serving as an executive of GE Digital and his expertise and experience in finance, accounting and global operations.

        Messrs. Mee, Dell, Durban, Green and Maritz were nominated as directors pursuant to the nomination rights granted to DellEMC under our Fifth Amended and Restated Shareholders' Agreement (the "shareholders' agreement"). Mr. Rowe, Ms. Klevorn and Mr. Shipchandler were nominated as directors pursuant to the nomination rights granted to VMware, Ford Motor Company and General Electric Company, respectively, under the shareholders' agreement.

Settlement of SEC Proceeding with Mr. Dell

        On October 13, 2010, a federal district court approved settlements by Dell Inc. and Mr. Dell with the SEC resolving an SEC investigation into Dell's disclosures and alleged omissions before fiscal 2008 regarding certain aspects of its commercial relationship with Intel Corporation and into separate accounting and financial reporting matters. Dell and Mr. Dell entered into the settlements without admitting or denying the allegations in the SEC's complaint, as is consistent with common SEC practice. The SEC's allegations with respect to Mr. Dell and his settlement were limited to the alleged failure to provide adequate disclosures with respect to Dell Inc.'s commercial relationship with Intel Corporation prior to fiscal 2008. Mr. Dell's settlement did not involve any of the separate accounting fraud charges settled by Dell and others. Moreover, Mr. Dell's settlement was limited to claims in which only negligence, and not fraudulent intent, is required to establish liability, as well as secondary liability claims for other non-fraud charges. Under his settlement, Mr. Dell consented to a permanent injunction against future violations of these negligence-based provisions and other non-fraud based provisions related to periodic reporting. Specifically, Mr. Dell consented to be enjoined from violating Sections 17(a)(2) and (3) of the Securities Act and Rule 13a-14 under the Securities Exchange Act, and from aiding and abetting violations of Section 13(a) of the Exchange Act and Rules 12b-20, 13a-1 and 13a-13 promulgated thereunder. In addition, Mr. Dell agreed to pay a civil monetary penalty of $4 million, which has been paid in full. The settlement did not include any restrictions on Mr. Dell's continued service as an officer or director of Dell.

Board of Directors

        Our board of directors is currently composed of             members. Upon the closing of this offering, the board of directors will be divided into two groups, Group I and Group II. The holders of Class B common stock, voting as a separate class, will be entitled to elect 80% of the total number of directors that we would have if there were no vacancies on our board of directors at such time. Subject to any rights of any series of preferred stock to elect directors, the holders of Class A common stock and the holders of Class B common stock, voting together as a single class, will be entitled to elect our remaining directors. Each director elected by the holders of Class B common stock, voting as a separate class, will be designated a Group I Member. Each remaining director will be designated a Group II Member. The board of directors will consist of at least             Group I Members and             Group II Members.

        Upon the closing of this offering, our board of directors will be further divided into the following three classes that will serve staggered three-year terms:

  •
  Class I, whose initial term will expire at the first annual meeting of stockholders to be held after the closing of this offering;

  •
  Class II, whose initial term will expire at the second annual meeting of stockholders to be held after the closing of this offering; and

  •
  Class III, whose initial term will expire at the third annual meeting of stockholders to be held after the closing of this offering.

           ,         and         will serve as Class I directors,         ,       and         will serve as Class II directors and          and         will serve as Class III directors.

        At each annual meeting of stockholders after the initial division of the board of directors into three classes, the successors to directors whose terms will expire on such date will serve from the time of their election until the third annual meeting following their election and until their successors are duly elected and qualified or their earlier death, resignation or removal. The number of directors in each class may be changed only by resolution of a majority of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so as to ensure that the classes are as nearly equal in number as the then authorized number of directors permits.

        If at any time or from time to time any Group I Member directorship is vacant, one of the existing Group I Members to be designated in writing by Dell Technologies will be entitled to cast, on all matters upon which a vote or consent of the board of directors is taken, a number of votes equal to one plus the number of vacant Group I Member directorships then existing, and all other directors will be entitled to cast one vote.

Director Independence

        We are a "controlled company" under the rules of the         . As a result, we qualify for exemptions from, and have elected not to comply with, certain corporate governance requirements under the         rules, including the requirements that within one year of the completion of this offering, we have a board that is composed of a majority of "independent directors," as defined under the         rules, and a compensation committee and a nominating and corporate governance committee that are composed entirely of independent directors. Even though we are a controlled company, we are required to comply with the rules of the SEC and the         relating to the membership, qualifications and operations of the audit committee, as discussed below.

        The rules of the         define a "controlled company" as a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. After the closing of this offering, Dell Technologies will, indirectly through its subsidiaries (including VMware), continue to own none of the outstanding shares of our Class A common stock and all of the outstanding shares of our Class B common stock, representing         % of the total outstanding shares of common stock or         % of the combined voting power of the outstanding common stock. Through its control of the Class B common stock, which is generally entitled to ten votes per share, Dell Technologies controls the vote to elect all of our directors. Accordingly, we will qualify as a "controlled company" and will be able to rely on the controlled company exemption from these provisions. If we cease to be a controlled company and the Class A common stock continues to be listed on the         , we will be required to comply with the director independence requirements of the          relating to the board of directors, compensation committee and nominating and corporate governance committee by the date our status as a controlled company changes or within specified transition periods applicable to certain provisions, as the case may be.

        Our board of directors has determined that         ,         and         , constituting         of our         directors, are independent directors under the         rules.

Board Committees

        Our board of directors has established an audit committee and a compensation committee, each having the composition and responsibilities described below. Our board will adopt a written charter for each of the committees, copies of which will be posted on our website after this offering.

  Audit Committee

        Upon the closing of this offering, our audit committee will consist of         , who will chair the committee,          and          . The audit committee will be composed entirely of members of our board of directors who satisfy the standards of independence established for independent directors under the          rules and the additional independence standards applicable to audit committee members established pursuant to Rule 10A-3 under the Exchange Act, as determined by our board of directors. Our board of directors has also determined that each proposed committee member meets the "financial literacy" requirement for audit committee members under the         rules and that        is an "audit committee financial expert" within the meaning of the SEC rules.

        The audit committee's primary responsibilities will include, among other matters:

  •
  appointing, retaining, compensating and overseeing the work of our independent registered public accounting firm;

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  assessing the independence and performance of the independent registered public accounting firm;

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  reviewing with our independent registered public accounting firm the scope and results of the firm's annual audit of our financial statements;

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  overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we will file with the SEC;

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  pre-approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

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  reviewing our accounting and financial reporting policies and practices and accounting controls, as well as compliance with legal and regulatory requirements;

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  reviewing, overseeing, approving or disapproving any related-person transactions involving our company, including transactions between us and Dell Technologies, VMware and their respective subsidiaries;

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  periodically reviewing and approving changes to our code of business conduct and ethics and other policies with respect to legal compliance, conflicts of interest and ethical conduct;

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  reviewing with our management the scope and results of management's evaluation of our disclosure controls and procedures and management's assessment of our internal control over financial reporting, including the related certifications to be included in the periodic reports we will file with the SEC; and

  •
  establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters, or other ethics or compliance issues.

  Compensation Committee

        Upon the closing of this offering, our compensation committee will consist of         , who will chair the committee,          and        .

        The compensation committee's primary responsibilities will include, among other matters:

  •
  reviewing and approving the compensation of our executive officers, including our chief executive officer;

  •
  evaluating the need for, and provisions of, employment contracts or severance arrangements for our executive officers;

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  reviewing the compensation of our directors for service on our board of directors and its committees and recommending any changes to such compensation to our board of directors;

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  acting as administrator of our equity incentive plans;

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  reviewing and discussing with our board of directors our management succession plans, as well as our leadership development strategies and executive retention and diversity strategies; and

  •
  establishing and reviewing general policies relating to compensation and benefits of our employees.

Codes of Ethics

        In connection with this offering, our board of directors will adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers, as well as a code of ethics that applies to our Chief Executive Officer, President, Chief Financial Officer, Vice President, Accounting & Tax and persons performing similar functions (together, the "codes of ethics"). Upon closing of this offering, the full text of our codes of ethics will be posted on the investor relations section of our website. We intend to disclose future amendments to our codes of ethics, or any waivers thereof, on our website.

Compensation Committee Interlocks and Insider Participation

        None of our executive officers has served as a member of a compensation committee (or if no committee performs that function, the board of directors) of any other entity that has an executive officer serving as a member of our board of directors.

Director Compensation

        The following table sets forth information concerning the compensation earned by each of our non-employee directors during the fiscal year ended February 2, 2018.

Name and Principal Position	Fees Earned or Paid in Cash ($)	Total ($)
Paul Maritz	—	—
Michael S. Dell	—	—
Zane Rowe	—	—
Egon Durban	—	—
William D. Green	40,000	40,000
Marcy S. Klevorn	—	—
Khozema Z. Shipchandler	—	—

        We also will reimburse our directors for their reasonable expenses incurred in attending meetings of our board of directors or committees. Our directors who are employees of our company, Dell Technologies, VMware or their respective subsidiaries will receive no compensation for their board service.

        Our amended and restated certificate of incorporation and amended and restated bylaws provide that our directors will be entitled to indemnification from us to the fullest extent permitted by the Delaware General Corporation Law. Prior to the closing of the offering, we expect to enter into indemnification agreements with each of our directors. In addition, we provide our directors with liability insurance coverage for any liability arising out of their actions in that capacity. For more information see "Executive Compensation—Indemnification of Directors and Officers."

EXECUTIVE COMPENSATION

        The following table sets forth information concerning the compensation paid to our principal executive officer and our two other most highly compensated executive officers during our fiscal year ended February 2, 2018 (collectively referred to as our "named executive officers").

FISCAL 2018 SUMMARY COMPENSATION TABLE

Name and Principal Position	Fiscal Year Ended	Salary ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Robert Mee	2018	500,000	1,642,800	548,815	2,969	2,694,764
Chief Executive Officer
William Cook	2018	400,000	1,642,800	462,160	9,107	2,514,067
President
Onsi Fakhouri	2018	203,269(2)	1,272,320	110,930	10,300(3)	1,597,019
Senior Vice President, Cloud R&D

(1)
The amounts reported in this column represent the aggregate grant date fair value of the stock option awards granted to the named executive officers during fiscal 2018, as calculated in accordance with FASB Accounting Standards Codification Topic 718. The assumptions used in calculating the grant date fair value of the stock option awards in this column are described in Note 13 to our consolidated financial statements included elsewhere in this prospectus.

(2)
Amount represents a prorated portion of Mr. Fakhouri's annual salary of $280,000.

(3)
Amounts represent matching payments made pursuant to our 401(k) plan and a patent bonus.

Employment, Severance and Change in Control Arrangements

  Change in Control Severance Agreements

        We have entered into double-trigger change in control severance agreements with each of our named executive officers that provide for the change in control benefits set forth below. Each agreement automatically renews for successive one-year terms on January 1 of each year, unless we or the named executive officer give notice of termination not later than April 1 of the preceding year; provided, however, that if a change in control (as defined in the agreement) has occurred during a term, the term will expire 24 months following the change in control.

        If, during a potential change in control period and for 24 months following a change in control, the named executive officer's employment is terminated by us without cause (as defined in the agreement), by reason of death or disability or by the named executive officer with good reason (as defined in the agreement), we will be obligated to: (1) pay an amount equal to 100% of the named executive officer's then current annual base salary in cash in a lump sum, (2) pay an amount equal to 100% of the named executive officer's target annual bonus for the current fiscal year in cash in a lump sum, (3) continue to provide the named executive officer and his or her dependents health insurance benefits for 24 months following termination and (4) pay a portion of the named executive officer's bonus compensation for the current fiscal year in cash in a lump sum, prorated through the date of termination. A potential change in control period is defined to begin upon (1) our execution of an agreement, the consummation of which would result in the occurrence of a change in control, (2) the public announcement of an action, the consummation of which would result in the occurrence of a change in control or (3) adoption by our board of a resolution to the effect that a potential change in control has occurred. A potential change in control period is defined to end upon a change in control, unless the potential change in control event terminates in specified circumstances earlier.

Incentive Plan Awards

        Our named executive officers were eligible to participate in our Fiscal Year 2018 Bonus Plan. Under the Fiscal Year 2018 Bonus Plan, bonus payments were determined as a percentage of each named executive officer's bonus target and our financial performance.

Outstanding Equity Awards at Fiscal Year End

        The following table sets forth information concerning outstanding equity awards for our named executive officers as of the end of our fiscal year ended February 2, 2018.

OUTSTANDING EQUITY AWARDS AT 2018 FISCAL YEAR END

	Option Awards
Name	Grant Date	Numbers of Securities Underlying Unexercised Options (#) Exercisable	Numbers of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date
Robert Mee	6/28/2013	1,000,000	—		2.53	6/28/2023
	5/13/2015	2,000,000	1,000,000	(1)	3.39	5/13/2025
	3/15/2017	—	1,000,000	(1)	4.29	3/15/2027
William Cook	6/28/2013	1,000,000	—		2.53	6/28/2023
	5/13/2015	2,000,000	1,000,000	(1)	3.39	5/13/2025
	3/15/2017	—	1,000,000	(1)	4.29	3/15/2027
Onsi Fakhouri	6/28/2013	13,500	—		2.53	6/28/2023
	10/30/2014	8,124	1,876	(1)	3.13	10/30/2024
	5/13/2015	200,000	100,000	(1)	3.39	5/13/2025
	8/2/2016	75,000	125,000	(1)	4.28	8/2/2026
	8/8/2017	—	700,000	(1)	4.95	8/8/2027

(1)
This option becomes vested and exercisable over a four-year period, with 25% of the total original number of shares subject to the option vesting on the first anniversary of the grant date and 1/48th of such shares vesting each month thereafter.

Employee Benefit Plans

  Amended and Restated 2013 Stock Plan

        Our board of directors adopted, and our stockholders approved, our 2013 Plan in April 2013. The 2013 Plan was amended and restated in December 2013, May 2015 and August 2017.

        As of February 2, 2018, we had granted options or rights to purchase 149,534,700 shares of our Class A common stock under our 2013 Plan, 108,775,889 of which were outstanding. As of February 2, 2018, 16,038,314 shares of Class A common stock remained available for future grants. The options outstanding as of February 2, 2018 had a weighted-average exercise price of $3.91 per share.

        Types of Awards; Eligibility.  Our 2013 Plan allows for the grant of stock options, which may be incentive stock options ("ISOs") or non-qualified stock options ("NSOs"), restricted stock and any other stock-based award with respect to our Class A common stock to our employees, consultants and non-employee directors.

        Share Reserve.  As of February 2, 2018, the aggregate number of shares of our Class A common stock reserved for grant or issuance under our 2013 Stock Plan was 16,038,314, subject to adjustment by the plan administrator in the event of certain changes in our corporate structure, including any stock split, reverse stock split, stock dividend, combination or reclassification of shares, recapitalization or other change in capital structure, or any extraordinary cash dividend.

        Administration.  Our board of directors, or a committee appointed by our board of directors, acts as the plan administrator of our 2013 Plan. The plan administrator has full authority to take all actions and to make all determinations required or provided for under the 2013 Plan and any stock-based award granted thereunder. The plan administrator also has full authority to determine who may receive stock-based awards under the 2013 Plan, the type, terms and conditions of any stock-based award and the number of shares of Class A common stock subject to the stock-based award or to which any stock-based award relates.

        Stock Options.  ISOs and NSOs are granted pursuant to a form of agreement or grant approved by the plan administrator. The plan administrator determines the exercise price of a stock option, provided that such exercise price may not be less than 100%, or in the case of an ISO granted to an individual who owns stock representing more than 10% of the voting power of all classes of our stock or any parent or subsidiary of us, 110% of the fair market value of our Class A common stock on the date of grant. Stock options vest at the rate specified by the plan administrator and are exercisable at such time and subject to such terms and conditions as are determined by the plan administrator, provided that stock options may only be exercised during the quarterly exercise period determined by the plan administrator. The terms of stock options are determined by the plan administrator, up to a maximum term of ten years, or, in the case of an individual who owns stock representing more than 10% of the voting power of all classes of our stock or any parent or subsidiary of us, five years from the date of grant.

        Unless the terms of the option holder's agreement provide otherwise, if an option holder's service relationship with us ceases due to death or disability, all of the option holder's stock options will vest fully, and his or her estate may exercise any vested options during any quarterly exercise period within one year of such determination. If the option holder's service relationship with us is terminated by us without cause or by the option holder for any reason, the option holder may exercise any vested options during any quarterly exercise period within 90 days of the date of termination. If an option holder's service relationship with us is terminated by us for cause, any vested options will automatically terminate.

        To the extent that the aggregate fair market value, as determined on the date of grant, of the Class A common stock with respect to which ISOs are exercisable for the first time by an employee during any calendar year under the 2013 Plan exceeds $100,000, such stock options are treated as NSOs. Additionally, if an employee does not remain employed by us at all times from the time an ISO is granted until three months prior to the date of exercise thereof, such stock option is treated as an NSO.

        Restricted Stock.  Restricted stock may be granted by the plan administrator. The plan administrator may determine the terms and conditions of such restricted stock, including the number of shares awarded, the purchase price, if any, to be paid by the recipient, the time, if any, at which such restricted stock may be subject to forfeiture, the vesting schedule, if any, and rights to acceleration thereof.

        Other Stock-Based Awards.  Other stock-based awards may be granted by the plan administrator. Other stock-based awards may include any of the following: shares of Class A common stock awarded purely as a bonus, shares of Class A common stock in payment of the amounts due under incentive or performance plans, stock equivalent units, restricted stock units and awards valued by reference to the value of shares of Class A common stock. The plan administrator may condition the grant or vesting of other stock-based awards upon the attainment of specified performance criteria or upon the completion of a specified performance period.

        Adjustments; Corporate Transactions.  In the event of certain changes in our corporate structure, including any stock split, reverse stock split, stock dividend, combination or reclassification of shares, recapitalization or other change in capital structure, or any extraordinary cash dividend, the plan administrator will make appropriate adjustments to outstanding awards in such manner as the plan administrator may determine.

        Change in Control.  In the event of a change in control (as defined in the 2013 Plan), the plan administrator may (i) accelerate, vest or cause the restrictions to lapse with respect to all or any portion of a stock award, (ii) cancel any stock award for fair value, (iii) provide for the issuance of substitute stock awards that will substantially preserve the otherwise applicable terms of any affected stock award or (iv) in the case of a merger or consolidation in which Pivotal is not the surviving entity, terminate all outstanding stock awards that provide for elected exercise.

        Amendment and Termination.  The 2013 Plan will terminate in 2023. However, the plan administrator may amend, suspend or earlier terminate the 2013 Plan, provided that the plan administrator may not adversely impair the existing rights of any participant without such participant's consent and may not take any of the following actions without stockholder consent:

  •
  increase the aggregate number of shares of Class A common stock that may be issued under the plan, other than due to adjustments for corporate transactions;

  •
  change the classification of individuals eligible to receive stock awards under the 2013 Plan;

  •
  decrease the minimum exercise price of any stock options;

  •
  extend the maximum stock option period;

  •
  award any stock option in replacement of a cancelled stock option with a higher exercise price, subject to certain exceptions; or

  •
  take any action that would require stockholder approval in order for the 2013 Plan to continue to comply with Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), to the extent applicable to ISOs or the rules of any exchange or system on which our securities are listed or traded at our request.

  401(k) Plan

        We maintain a defined contribution savings plan under Section 401(k) of the Internal Revenue Code (the "401(k) Plan"). Under the 401(k) Plan, certain employees who meet minimum age and service requirements may defer a portion of their annual compensation on a pre-tax basis. The 401(k) Plan permits us to match pre-tax employee contributions up to 6% of eligible compensation during each pay period, subject to a $5,000 maximum match per participant each year.

Indemnification of Directors and Officers

        Our amended and restated certificate of incorporation (our "certificate of incorporation") and our amended and restated bylaws (our "bylaws") to be effective immediately upon the closing of this offering provide for the indemnification of our directors and officers to the fullest extent permitted by the Delaware General Corporation Law (the "DGCL"). Our certificate of incorporation and bylaws state that each person who was or is made a party to, or is threatened to be made a party to, any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was one of our directors or officers, or has or had agreed to become one of our directors, or, while serving as one of our directors or officers, is or was serving at our request as a director, officer, employee or agent of another corporation, limited liability company, partnership, joint venture, trust, enterprise or nonprofit entity, will be indemnified and held harmless by us to the fullest extent authorized by the DGCL against all liability and loss suffered and all expenses (including attorneys' fees) reasonably incurred by such person in connection with the foregoing.

        Prior to the closing of the offering, we expect to enter into indemnification agreements with each of our directors and executive officers to afford them contractual assurances regarding the scope of their indemnification and to provide procedures for the determination of their right to receive indemnification and to receive reimbursement of expenses as incurred in connection with any related legal proceedings. In addition, we provide our directors and executive officers with liability insurance coverage for any liability arising out of their actions in that capacity regardless of whether we would otherwise be permitted to provide indemnification for such liabilities under the DGCL. We believe that these agreements and arrangements are necessary to attract and retain qualified individuals to serve as our directors and executive officers.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        We describe below transactions and series of similar transactions, during our last three fiscal years or currently proposed, to which we were a party or will be a party, in which:

  •
  the amounts involved exceeded or will exceed $120,000; and

  •
  any of our directors, executive officers or beneficial holders of more than 5% of any class of our capital stock had or will have a direct or indirect material interest.

        Other than as described below, there have not been, nor are there currently proposed, any transactions or series of similar transactions with such persons to which we have been or will be a party other than compensation arrangements, which are described where required under "Management—Board Structure and Compensation of Directors" and "Executive Compensation."

        We were formed by DellEMC and VMware, now a majority-owned subsidiary of DellEMC, in April 2013. Since then, DellEMC has been our majority stockholder. On September 7, 2016, Dell Technologies acquired DellEMC. As a result of the acquisition, Dell Technologies became our majority stockholder. We jointly market and sell our products and services with DellEMC and VMware pursuant to commercial agreements with them. While we have in the past received certain administrative services from Dell Technologies, DellEMC and VMware, over time we have reduced our reliance on these entities for most of these services. For additional information about our relationships with DellEMC and VMware, see Note 15 to our consolidated financial statements included elsewhere in this prospectus.

Dell Technologies as Our Controlling Stockholder

        After this offering, Dell Technologies, as our majority stockholder, will continue to have the power, acting alone, to approve any action requiring a vote of shares representing a majority of the combined voting power of both classes of our outstanding common stock. As long as Dell Technologies continues to control more than 50% of the combined voting power of our outstanding common stock, it will be able to exercise control over all matters requiring approval by our stockholders, including the election of our directors and approval of significant corporate transactions. Dell Technologies' controlling interest may discourage or prevent a change in control of our company that other holders of our common stock may favor. Dell Technologies is not subject to any contractual obligation to retain any of our common stock, except that it has agreed not to sell or otherwise dispose of any of our common stock for a period ending 180 days after the date of this prospectus without the prior written consent of                           , as representative of the underwriters, subject to specified exceptions, as described under "Underwriters."

Transactions with Dell Technologies or Dell

  Master Transaction Agreement

        In connection with this offering, we are entering into a master transaction agreement with Dell Technologies which contains key provisions relating to our ongoing relationship with Dell Technologies. The master transaction agreement also contains agreements relating to the conduct of future transactions and governs the relationship between Dell Technologies and us subsequent to this offering. Unless otherwise required by the specific provisions of the agreement, the master transaction agreement will terminate on a date that is three years after the first date on which the Dell Technologies Group ceases to beneficially own at least 20% of our then-outstanding common stock. Notwithstanding such termination, the provisions of the master transaction agreement related to our cooperation with Dell Technologies in connection with future litigation will survive seven years after the date on which any distribution or transfer by Dell Technologies of the Class B common stock to Dell Technologies stockholders or security holders occurs in connection with a transaction intended to qualify for non-recognition of gain and loss under Section 355 of the Internal Revenue Code.

        Future Distributions.    We have agreed to cooperate with Dell Technologies to accomplish a distribution by Dell Technologies of our common stock, and we have agreed to promptly take any and all actions necessary or desirable to effect any such distribution. Dell Technologies will determine, in its sole discretion, whether such distribution shall occur, the date of the distribution and the form, structure and all other terms of any transaction to effect the distribution. A distribution may not occur at all. At any time prior to completion of the distribution, Dell Technologies may decide to abandon the distribution, or may modify or change the terms of the distribution, which could have the effect of accelerating or delaying the timing of the distribution.

        Approval Rights of Holders of Class B Common Stock.    Under the master transaction agreement, so long as the Dell Technologies Group owns at least a majority of the Voting Power, the affirmative vote of the holders of a majority of the outstanding shares of Class B common stock, voting as a separate class, is required prior to taking certain actions, including, subject to certain exceptions:

  •
  adopting or implementing any stockholder rights plan or similar takeover defense measure;

  •
  entering into a merger, consolidation, business combination or sale of all or substantially all of our assets, or selling, transferring or licensing any of our business, operations or intellectual property for aggregate consideration in excess of $100 million in any calendar year period;

  •
  acquiring the stock or assets of another entity in transactions involving in excess of $           ;

  •
  issuing any capital stock or stock equivalent except to our subsidiaries, or pursuant to this offering or any outstanding stock equivalent, or our employee benefit plans;

  •
  determining the aggregate size of our annual equity awards;

  •
  taking any actions to dissolve, liquidate or wind-up our company;

  •
  declaring dividends on our capital stock;

  •
  entering into any exclusive or exclusionary arrangement with a third party involving, in whole or in part, products or services that are similar to those of Dell Technologies;

  •
  approving, amending or repealing our certificate of incorporation or bylaws, or the certificate of incorporation or bylaws of certain of our subsidiaries;

  •
  acquiring the business, operations, securities or indebtedness of another entity for consideration in excess of $           in any calendar year period;

  •
  incurring indebtedness in excess of $           ;

  •
  approving, modifying or terminating any employee equity plan;

  •
  entering into any legal settlement resulting in payment by us in excess of $100 million or that would impose limitations on our operations; and

  •
  entering into any transaction involving consideration in excess of $100 million.

        Indemnification.    The master transaction agreement provides for cross-indemnities that generally place the financial responsibility on us and our subsidiaries for all liabilities associated with the current and historical Pivotal business and operations and generally place on Dell Technologies the financial responsibility for liabilities associated with all of Dell Technologies' other current and historical businesses and operations, in each case regardless of the time those liabilities arise. The master transaction agreement also contains indemnification provisions under which we and Dell Technologies each indemnify the other with respect to breaches of the master transaction agreement or any intercompany agreement.

        In addition to our general indemnification obligations described above relating to the current and historical Pivotal business and operations, we will indemnify Dell Technologies against liabilities arising from misstatements or omissions in this prospectus or the registration statement of which it is a part, except for misstatements or omissions relating to information that Dell Technologies provided to us specifically for inclusion in this prospectus or the registration statement of which it forms a part. We will also indemnify Dell Technologies against liabilities arising from any misstatements or omissions in our subsequent SEC filings and from information we provide to Dell Technologies specifically for inclusion in Dell Technologies' annual or quarterly reports following the completion of this offering, but only to the extent that the information pertains to us or our business or to the extent Dell Technologies provides us prior written notice that the information will be included in its annual or quarterly reports and the liability does not result from the action or inaction of Dell Technologies.

        In addition to Dell Technologies' general indemnification obligations described above relating to the current and historical Dell Technologies business and operations, Dell Technologies will indemnify us for liabilities under litigation matters related to Dell Technologies' business and for liabilities arising from misstatements or omissions with respect to information that Dell Technologies provided to us specifically for inclusion in this prospectus or the registration statement of which it forms a part. Dell Technologies will also indemnify us against liabilities arising from information Dell Technologies provides to us specifically for inclusion in our annual or quarterly reports following the completion of this offering, but only to the extent that the information pertains to Dell Technologies or Dell Technologies' business or to the extent we provide Dell Technologies prior written notice that the information will be included in our annual or quarterly reports and the liability does not result from our action or inaction.

        For liabilities arising from events occurring on or before the time of this offering, the master transaction agreement contains a general release. Under this provision, we release Dell Technologies and its subsidiaries, successors and assigns, and Dell Technologies releases us and our subsidiaries, successors and assigns, from any liabilities, subject to certain exceptions, arising from events between us on the one hand, and Dell Technologies on the other hand, occurring on or before the time of this offering, including in connection with the activities to implement this offering. The general release does not apply to liabilities allocated between the parties under the master transaction agreement or other intercompany agreements or to specified ongoing contractual arrangements.

        Accounting Matters; Legal Policies.    Under the master transaction agreement, we will use our reasonable best efforts to use the same independent certified public accounts selected by Dell Technologies and to maintain the same fiscal year as Dell Technologies until such time as Dell Technologies is no longer required under GAAP to consolidate our financial statements. We will also use our reasonable best efforts to complete our audit and provide Dell Technologies with all financial and other information on a timely basis such that Dell Technologies may meet its deadlines for its filing annual and quarterly financial statements.

        Additionally, for as long as any member of the Dell Technologies Group is providing us with legal services under the administrative services agreement, the master transaction agreement will require us to comply with all Dell Technologies policies and directives identified by Dell Technologies as critical to legal and regulatory compliance and to not adopt legal or regulatory policies or directives inconsistent with the policies identified by Dell Technologies.

  Administrative Services from Dell

        Dell has acted as our paying agent and paid certain value-added taxes and property taxes on our behalf. The total amount of these types of taxes that Dell has paid on our behalf was $0.1 million in fiscal 2018.

  Sales of our Products and Services to Dell

        In December 2015, we entered into a master ordering agreement under which we may from time to time sell to Dell our software and strategic services for its internal use. Revenue recognized from Dell was $3.1 million in fiscal 2018 for sales of our products and services to Dell.

  Tax Sharing Agreement with Dell Technologies or Dell

        We entered into a tax sharing agreement with Dell Technologies, DellEMC and their respective affiliates. The tax sharing agreement governs the respective rights, responsibilities and obligations of Dell Technologies and us after this offering with respect to certain tax liabilities and benefits, tax attributes, tax contests and other matters regarding income taxes, non-income taxes and related tax returns.

        Under the tax sharing agreement, Dell Technologies generally is responsible for any U.S. federal, state or local or non-U.S. income taxes reportable on an affiliated, consolidated, combined or unitary return that includes Dell Technologies entities (other than returns that solely include us and our subsidiaries). For tax periods in which we or one of our subsidiaries are included in such a return, we are responsible for our portion of such income tax liability (with certain technical adjustments) as if we and our subsidiaries had filed a separate tax return that included only us and our subsidiaries for that period. We do not expect to continue to be a part of the Dell Technologies consolidated U.S. federal return for income tax purposes after this offering. We and Dell Technologies each are responsible for any non-income taxes attributable to our respective businesses for all periods.

        Dell Technologies is primarily responsible for preparing and filing, and has control with respect to contests related to, any tax return with respect to the Dell affiliated return for U.S. federal income tax purposes and with respect to any consolidated, combined or unitary return for non-U.S. or U.S. state or local income tax purposes that includes Dell Technologies or any of its subsidiaries (and us or one of our subsidiaries). Under the tax sharing agreement, we generally are responsible for preparing and filing, and with controlling tax contests with respect to, any tax returns that include only us and our subsidiaries.

        Without the prior written consent of Dell Technologies, we may not take any actions (including certain issuances of capital stock) which cause a distribution by Dell Technologies to fail to qualify as a tax-free distribution under Section 355 of the Internal Revenue Code. We will indemnify Dell Technologies for any breach by us of the tax sharing agreement (including any breach of our obligation not to cause a distribution by Dell Technologies to fail to be a distribution within the meaning of Section 355 of the Internal Revenue Code). Dell Technologies will indemnify us for any breach by Dell Technologies of the tax sharing agreement.

        The total amounts paid to us by Dell Technologies under the tax sharing agreement were $16.4 million for tax assets related to fiscal 2017 and $19.7 million for tax assets related to fiscal 2018. In addition, we have recorded an estimate of $30.0 million related to fiscal 2018 U.S. federal tax losses that we expect DellEMC to include in their consolidated U.S. federal tax return. For a discussion on how Tax Reform impacted the amounts paid to us under the tax sharing agreement, see Notes 2 and 10 to our consolidated financial statements included elsewhere in this prospectus. Prior to our entering into this tax sharing agreement, our U.S. federal and state net operating losses and research credits and foreign tax credits were fully applied against the consolidated return of DellEMC as we were included in DellEMC's consolidated U.S. federal and state income tax returns.

Transactions with DellEMC

  Administrative Services Agreements with DellEMC

        In April 2013, in order to assist us as a newly formed company, DellEMC entered into transition services and employee matters agreements with us. Under these agreements, DellEMC provides us with certain management and administrative services, including:

  •
  routine management, administration, finance and accounting, legal and human resources services;

  •
  paying agent services for domestic payroll, certain accounts payable and other expenses; and

  •
  support services to Pivotal in countries where Pivotal does not have a legal entity.

        DellEMC also charges us expenses related to administrative services such as facilities and IT systems for Pivotal employees who worked from DellEMC offices. DellEMC provides us these services in exchange for a service fee equal to the operating costs of providing the services plus a markup equal to a percentage of such operating costs. Our expenses under these agreements primarily consists of salaries, benefits, travel and rent. The total amounts that we paid to DellEMC and its subsidiaries under these agreements totaled $405.8 million for fiscal 2016, $305.5 million for fiscal 2017 and $81.7 million in fiscal 2018.

  Sales of our Products and Services to DellEMC

        From time to time, we have sold our software and strategic services to DellEMC for its internal use. Revenue recognized from DellEMC was $9.1 million in fiscal 2016, $8.9 million in fiscal 2017 and $12.2 million in fiscal 2018 for sales of our products and services.

  Agency Agreements with DellEMC

        We entered into domestic and international agency agreements with DellEMC which enabled DellEMC to sell our products and services leveraging the DellEMC enterprise relationships and its end-user customer contracts. In exchange for such services, we pay an agency fee to DellEMC which is based on a percentage of the invoiced contract amounts. Such percentage ranged from 1.5% to 5.0% during fiscal 2016, fiscal 2017 and fiscal 2018. We paid agency fees to DellEMC in the amounts of $7.7 million in fiscal 2016, $6.4 million in fiscal 2017 and $6.9 million in fiscal 2018.

  Asset Purchases from DellEMC

        In January 2016, in connection with the establishment of our China-based subsidiary, Pivotal Technology (Beijing) Co., Ltd. ("Pivotal Beijing"), Pivotal Beijing purchased certain fixed assets from DellEMC Information Technology Research & Development (Beijing) Co., Ltd., a China-based subsidiary of DellEMC, for a total purchase price of 1.2 million Chinese Yuan Renminbi (or approximately US$0.2 million), which was the net book value of the assets as of the sale date.

        In December 2017, in connection with leasehold improvements to our Palo Alto facility, we purchased certain fixed assets from DellEMC for a total purchase price of $1.2 million, which was the net book value of the assets as of the sale date.

Transactions with VMware

  Administrative Services Agreements with VMware

        In April 2013, in order to assist us as a newly formed company, VMware entered into transition services and employee matters agreements with us. Under these agreements, VMware provides us with certain management and administrative services, including:

  •
  routine management, administration, finance and accounting, legal and human resources services;

  •
  paying agent services for domestic payroll, certain accounts payable and other expenses; and

  •
  support services to Pivotal in countries where Pivotal does not have a legal entity.

        VMware also charges us expenses related to administrative services such as facilities and IT systems for Pivotal employees who worked from VMware offices. VMware provided us these services in exchange for a service fee equal to the operating costs of providing the services plus a markup equal to a percentage of such operating costs. Our expenses under these agreements primarily consisted of salaries, benefits, travel and rent. The total amounts that we paid to VMware and its subsidiaries under these agreements were $4.5 million for fiscal 2016, $1.2 million for fiscal 2017 and $0.2 million in fiscal 2018.

  Sales of our Products and Services to VMware

        From time to time, we have sold our software products and professional, software support and other services to VMware for its internal use. Revenue recognized was $5.2 million in fiscal 2016, $8.2 million in fiscal 2017 and $2.1 million in fiscal 2018 for sales of our products and services.

  Agency Agreements with VMware

        We entered into domestic and international agency agreements with VMware which enabled VMware to sell our products and services leveraging the VMware enterprise relationships and its end-user customer contracts. In exchange, we pay an agency fee to VMware for these services, which is based on a percentage of the invoiced contract amounts. Such percentage ranged from 4% to 10% during fiscal 2016, fiscal 2017 and fiscal 2018. We paid agency fees to VMware of $5.3 million in fiscal 2016, $3.4 million in fiscal 2017 and $1.4 million in fiscal 2018.

Transactions with General Electric

        In the ordinary course of business, we have sold subscriptions and services to General Electric Company for its internal use. Revenue recognized was $3.6 million for fiscal 2016, $10.8 million for fiscal 2017 and $11.0 million in fiscal 2018.

Transactions with Ford

        In the ordinary course of business, we have sold subscriptions and services to Ford Motor Company for its internal use. Revenue recognized was $32.0 million for fiscal 2017 and $31.3 million in fiscal 2018.

Sales of Securities

  Series C and Series C-1 Preferred Stock Financing

        In May 2016, we issued an aggregate of 44,793,047 shares of our Series C preferred stock at a price per share of $5.2017 and an aggregate of 80,742,833 shares of our Series C-1 preferred stock at a price per share of $5.2017. As a result of the issuance, we received $252.5 million in net cash proceeds and converted a $400.0 million net payable due to DellEMC into shares of Series C-1 preferred stock. The following table sets forth the number of shares of Series C and Series C-1 preferred stock issued to beneficial owners of more than 5% of a class of our capital stock (in thousands):

Name	Number of Shares of Series C Preferred Stock	Number of Shares of Series C-1 Preferred Stock	Total Purchase Price
Ford Motor Company	35,033	—	$182,233
General Electric Company	8,798	—	$45,767
VMware, Inc.	—	3,845	$20,000
EMC Corporation	—	76,898	$400,000

Other Related Party Transactions

  Shareholders' Agreement

        In connection with this offering, we are entering into a Sixth Amended and Restated Shareholders' Agreement (the "shareholders' agreement") with certain of our stockholders, including Dell Technologies and certain of its subsidiaries (including DellEMC, but excluding VMware), VMware, GE and its subsidiary GE International Holdings B.V. and Ford.

        The shareholders' agreement grants the stockholders party thereto demand and piggyback registration rights. We are required to pay the registration expenses in connection with the registrations, other than any underwriting discounts and commissions and internal administrative and similar costs of the selling stockholder. For a more detailed description of these registration rights, which will continue after the closing of this offering, see "Description of Capital Stock—Registration Rights."

  Indemnification Agreements and Directors' and Officers' Liability Insurance

        We have entered or will enter into indemnification agreements with each of our directors and executive officers, as described in "Executive Compensation—Indemnification of Directors and Officers."

Policies and Procedures with Respect to Transactions with Related Persons

        Before our initial public offering, we had not adopted any policies or procedures for the review, approval or ratification of transactions with related persons. After our initial public offering, our board of directors intends to adopt a written policy setting forth the policies and procedures for the review and approval or ratification of such transactions. The policy will cover, with various exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a direct or indirect material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. This policy will not apply to agreements entered into with Dell Technologies or its subsidiaries or affiliates that are in existence at the time of the completion of this offering, including the agreements described in this section. The audit committee will be responsible for reviewing and approving transactions with related persons.

PRINCIPAL STOCKHOLDERS

        The following table sets forth information as of February 2, 2018 regarding beneficial ownership of our common stock before and immediately following the completion of this offering by:

  •
  each person whom we know to own beneficially more than 5% of our Class A common stock or Class B common stock;

  •
  each of the directors and named executive officers individually; and

  •
  all directors and executive officers as a group.

        In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes the shares issuable pursuant to such stock options that are exercisable as of or within 60 days after February 2, 2018. Shares issuable pursuant to stock options are deemed outstanding for computing the percentage of the person holding such securities but are not outstanding for computing the percentage of any other person.

        We have based our calculation of the percentage of beneficial ownership prior to this offering on 83,410,591 shares of our Class A common stock outstanding and 351,028,548 shares of our Class B common stock outstanding as of February 2, 2018, which includes 74,824,794 shares of our Class A common stock and 220,933,309 shares of our Class B common stock resulting from the automatic conversion of all outstanding shares of our convertible preferred stock into our Class A and Class B common stock immediately prior to the closing of this offering, as if this conversion had occurred as of February 2, 2018. We have based our calculation of the percentage of beneficial ownership after this offering on                  shares of our Class A common stock outstanding and                  shares of our Class B common stock outstanding immediately after the completion of this offering, assuming that the underwriters will not exercise their over-allotment option to purchase up to an additional                  shares of our Class A common stock from us in full. Because each holder of shares of our Class B common stock may convert such shares into an equal number of shares of our Class A common stock at any time, and from time to time, at such holder's option, the beneficial owners of outstanding shares of our Class B common stock are deemed to be the beneficial owners of an equal number of shares of our Class A common stock.

        Unless otherwise indicated, the address for each listed stockholder is: c/o Pivotal Software, Inc., 875 Howard Street, Fifth Floor, San Francisco, California 94103. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock.

	Number of Shares of Class A Beneficially Owned(1)		Percentage of Shares of Class A Beneficially Owned(1)		Number of Shares of Class B Beneficially Owned(1)		Percentage of Shares of Class B Beneficially Owned(1)		Percentage of Total Voting Power(1)
Name of Beneficial Owner	Before Offering	After Offering	Before Offering	After Offering	Before Offering	After Offering	Before Offering	After Offering	Before Offering	After Offering
Greater than 5% Stockholders:
Michael S. Dell(2)	351,028,548		80.8%		351,028,548	351,028,548	100%	100%	97.7%
SLP investment funds(3)	351,028,548		80.8%		351,028,548	351,028,548	100%	100%	97.7%
Dell Technologies Inc.(4)	351,028,548		80.8%		351,028,548	351,028,548	100%	100%	97.7%
EMC Corporation(4)	351,028,548		80.8%		351,028,548	351,028,548	100%	100%	97.7%
VMware, Inc.(4)	88,416,325		20.4%		88,416,325	88,416,325	25.2%	25.2%	24.6%
Affiliate of General Electric Company(5)	38,830,152		46.6%		—	—	—	—	1.1%
Ford Motor Company(6)	35,033,418		42.0%		—	—	—	—	1.0%
Named Executive Officers and Directors:
Robert Mee(7)	3,375,000		3.9%		—	—	—	—	*
William Cook(8)	3,375,000		3.9%		—	—	—	—	*
Onsi Fakhouri(9)	324,374		*		—	—	—	—	*
Paul Maritz(10)	1,708,333		2.0%		—	—	—	—	*
Michael S. Dell(2)	351,028,548		80.8%		351,028,548	351,028,548	100%	100%	97.7%
Zane Rowe	—		—		—	—	—	—	—
Egon Durban(3)	—		—		—	—	—	—	—
William D. Green(11)	100,000		*		—	—	—	—	*
Marcy S. Klevorn	—		—		—	—	—	—	—
Khozema Shipchandler	—		—		—	—	—	—	—
All executive officers and directors as a group (14 persons)(12)	364,765,420		81.4%		351,028,548	351,028,548	100%	100%	97.7%

*
Less than 1%.

(1)
The percentage of beneficial ownership as to any person as of a particular date is calculated by dividing the number of shares beneficially owned by the person, which includes the number of shares as to which such person has the right to acquire voting or investment power as of or within 60 days after such date, by the sum of the number of shares outstanding as of such date plus the number of shares as to which such person has the right to acquire voting or investment power as of or within 60 days after such date. Consequently, the denominator for calculating beneficial ownership percentages may be different for each beneficial owner.

(2)
Represents 262,612,223 shares of Class B common stock held directly by EMC Corporation and 88,416,325 shares of Class B common stock held directly by VMware. Mr. Dell is the Chairman and CEO of Dell Technologies and, as of February 2, 2018, was the beneficial owner of Dell Technologies common stock representing a majority of the total voting power of the outstanding shares of all outstanding classes of common stock of Dell Technologies. As a result of the foregoing, Mr. Dell may be deemed to be the beneficial owner of all of the shares of our common stock beneficially owned by Dell Technologies. Shares of Class A common stock shown as beneficially owned by Mr. Dell are issuable upon conversion of the same number of shares of Class B common stock deemed to be beneficially owned by Mr. Dell. Mr. Dell's address is c/o One Dell Way, Round Rock, Texas 78682.

(3)
Represents 262,612,223 shares of Class B common stock held directly by EMC Corporation and 88,416,325 shares of Class B common stock held directly by VMware. The SLP investment funds consist of Silver Lake Partners III, L.P., Silver Lake Technology Investors III, L.P., Silver Lake Partners IV, L.P., Silver Lake Technology Investors IV, L.P. and SLP Denali Co-Invest, L.P. The SLP investment funds have the right, under an agreement with Dell Technologies and other Dell Technologies stockholders, to approve the sale by Dell Technologies or specified subsidiaries of Dell Technologies, including EMC Corporation and VMware, of any shares of our common stock held by them. As a result, the SLP investment funds may be deemed to share beneficial ownership of all of the shares of our common stock beneficially owned by Dell Technologies and its specified subsidiaries. The general partner of each of Silver Lake Partners III, L.P. and Silver Lake Technology Investors III, L.P. is Silver Lake Technology Associates III, L.P., and the general partner of Silver Lake Technology Associates III, L.P. is SLTA III (GP), L.L.C. ("SLTA III"). The general partner of SLP Denali Co-Invest, L.P. is SLP Denali Co-Invest GP, L.L.C., and the managing member of SLP Denali Co-Invest GP, L.L.C. is Silver Lake Technology Associates III, L.P. The general partner of each of Silver Lake Partners IV, L.P. and Silver Lake Technology Investors IV, L.P. is Silver Lake Technology Associates IV, L.P., and the general partner of Silver Lake Technology Associates IV, L.P. is SLTA IV (GP), L.L.C. ("SLTA IV"). The managing member of SLTA III and SLTA IV is Silver Lake Group, L.L.C. The managing members of Silver Lake Group, L.L.C. are Michael Bingle, James Davidson, Egon Durban, Kenneth Hao and Gregory Mondre. Shares of Class A common stock shown as indirectly beneficially owned by the SLP investment funds are issuable upon conversion of the same number of shares of Class B common stock which may be deemed to be indirectly beneficially owned by the SLP investment funds. The address of each of the SLP investment funds and entities named above and Mr. Durban is 2775 Sand Hill Road, Suite 100, Menlo Park, California 94025.

(4)
Represents 262,612,223 shares of Class B common stock held directly by EMC Corporation and 88,416,325 shares of Class B common stock held directly by VMware. EMC Corporation is, as of February 2, 2018, indirectly wholly-owned by Dell Technologies through directly and indirectly held wholly-owned subsidiaries of Dell Technologies, consisting of Denali Intermediate Inc. and Dell Inc. As of such date, Dell Inc. directly owns all of the outstanding common stock of EMC Corporation. EMC Corporation was, as of February 2, 2018, through direct ownership and through the ownership of directly held wholly-owned subsidiaries of EMC Corporation, consisting of EMC Assets LLC and VMware Holdco LLC, the beneficial owner of VMware common stock representing a majority of the total voting power of the outstanding shares of all outstanding classes of common stock of VMware. As a result of the foregoing, Dell Technologies, Denali Intermediate Inc. and Dell Inc. may be deemed to be the beneficial owner of all of the shares of our common stock beneficially owned by EMC Corporation, including all of the shares of our common stock beneficially owned by VMware. Shares of Class A common stock shown as beneficially owned by Dell Technologies, EMC Corporation and VMware are issuable upon conversion of the same number of shares of Class B common stock beneficially owned by such stockholders. The address of each of the foregoing entities is c/o One Dell Way, Round Rock, Texas 78682.

(5)
General Electric Company, as the ultimate parent of GE International Holdings B.V., is the sole beneficial owner of all shares of our common stock owned of record by GE International Holdings B.V. The address of GE International Holdings B.V. is Bellsingel 26, 1119 NV Schiphol-Rijk, The Netherlands. The address for General Electric Company is 41 Farnsworth Street, Boston, Massachusetts 02210.

(6)
The address of Ford Motor Company is One American Road, Dearborn, Michigan 48126.

(7)
Consists of 3,375,000 shares issuable pursuant to options that are exercisable as of or within 60 days after February 2, 2018 held by Mr. Mee.

(8)
Consists of 3,375,000 shares issuable pursuant to options that are exercisable as of or within 60 days after February 2, 2018 held by Mr. Cook.

(9)
Consists of (i) 6,500 shares held by Mr. Fakhouri and (ii) 317,874 shares issuable pursuant to options that are exercisable as of or within 60 days after February 2, 2018.

(10)
Consists of 1,708,333 shares issuable pursuant to options that are exercisable as of or within 60 days after February 2, 2018 held by Mr. Maritz.

(11)
Consists of 100,000 shares issuable pursuant to options that are exercisable as of or within 60 days after February 2, 2018 held by Mr. Green.

(12)
Consists of (i) 351,055,048 shares held by all executive officers and directors as a group and (ii) 13,710,372 shares issuable pursuant to options that are exercisable as of or within 60 days after February 2, 2018.

DESCRIPTION OF CAPITAL STOCK

        The following description summarizes important terms of our certificate of incorporation and our bylaws, in each case as they will be in effect upon the closing of this offering, that affect the rights of holders of our capital stock. This description is intended as a summary and may not contain all the information that is important to you. For more information, you should refer to the forms of our certificate of incorporation and bylaws, copies of which will be filed as exhibits to the registration statement of which this prospectus is a part, as well as the relevant portions of the DGCL.

Authorized and Outstanding Capital Stock

        Upon the closing of this offering, our authorized capital stock will consist of         shares of Class A common stock, par value $0.01 per share, 351,028,548 shares of Class B common stock, par value $0.01 per share, and             shares of preferred stock, par value $0.01 per share.

        Upon the closing of this offering, after giving effect to the sale of the shares of Class A common stock offered hereby, there will be         shares of Class A common stock outstanding, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options to purchase shares of Class A common stock, 351,028,548 shares of Class B common stock outstanding and no shares of preferred stock outstanding. Dell Technologies will indirectly through its subsidiaries, including VMware, own no shares of our outstanding Class A common stock and all of the shares of our outstanding Class B common stock.

        As of February 2, 2018, after giving effect to the automatic conversion of (i) 74,824,794 shares of our outstanding Series B and Series C convertible preferred stock into an equivalent number of shares of our Class A common stock and (ii) 220,933,309 shares of our outstanding Series A and Series C-1 convertible preferred stock into an equivalent number of shares of our Class B common stock, there were 83,410,591 shares of Class A common stock held by 931 stockholders of record and 351,028,548 shares of our Class B common stock outstanding held by two stockholders of record.

Common Stock

        The rights of the holders of the Class A common stock and the Class B common stock under our certificate of incorporation will be identical, except with respect to voting and conversion, as described below.

  Voting Rights

        Votes Per Share.  Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes upon any matter submitted to a vote of our stockholders. Except with respect to the election of directors and certain actions that require the consent of holders of the Class B common stock, holders of the Class A common stock and the Class B common stock will vote together as a single class and their votes will be counted and totaled together on all matters submitted to a stockholder vote, subject to any voting rights granted to holders of any preferred stock.

        Election of Directors.  The holders of Class B common stock, voting as a separate class, will be entitled to elect 80% of the total number of directors that we would have if there were no vacancies on our board of directors at such time. Each such director will be referred to as a Group I Member. Subject to any rights of any series of preferred stock to elect directors, the holders of Class A common stock and the holders of Class B common stock, voting together as a single class, will be entitled to elect our remaining directors, which will be referred to as our Group II Members. If at any time or from time to time any Group I Member directorship is vacant, one of the existing Group I Members to be designated in writing by Dell Technologies will be entitled to cast, on all matters upon which a vote or consent of the board of directors is taken, a number of votes equal to one plus the number of vacant Group I Member directorships then existing, and all other directors will be entitled to cast one vote.

        Our certificate of incorporation also provides that our board of directors will be classified into three classes with staggered three-year terms. Accordingly, only one-third of our board of directors will be elected at each annual meeting. Each class will consist, as nearly as possible, of one-third of the total number of directors other than those elected by holders of our preferred stock, if any.

        For additional information about our board of directors, see "Management—Board of Directors."

        Amendments to Our Certificate of Incorporation.  An amendment to our certificate of incorporation to be in effect upon the closing of this offering will require the affirmative vote of a majority of the votes entitled to be cast thereon, subject to applicable law. In addition, until such time as Dell Technologies and the other members of its consolidated group for U.S. federal income tax purposes (the "Dell Technologies Group") cease to own shares representing a majority of the voting power of the capital stock entitled to vote generally on all matters other than the election of directors, voting together as a single class (the "Voting Power"), the prior affirmative vote of the holders of a majority of the outstanding shares of Class B common stock, voting as a separate class, is required with respect to any such amendment. From and after the time Dell Technologies and certain of its affiliates specified in our certificate of incorporation, including VMware (the "Dell Technologies Entities"), cease to beneficially own in the aggregate at least a majority of the Voting Power, the affirmative vote of the holders of shares of our capital stock representing at least 66 2/3% of the Voting Power is required to adopt, amend or repeal certain provisions in our certificate of incorporation, including provisions related to our capital stock, voting rights, our board of directors and the indemnification of our directors and officers.

        In addition, our certificate of incorporation states that, notwithstanding any provisions of the DGCL, the number of authorized shares of the Class A common stock, the Class B common stock or the preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock representing a majority in voting power of our outstanding capital stock entitled to vote on such an increase or decrease, and no vote of the holders of any of the Class A common stock, the Class B common stock or the preferred stock voting as a separate class will be required to approve the increase or decrease. The holders of our common stock will not be entitled to vote on any amendment to our certificate of incorporation that relates solely to the terms of one or more outstanding series of preferred stock if the holders of the affected series are entitled by our certificate of incorporation or the DGCL to vote on such amendment either separately or together with the holders of one or more other outstanding series of preferred stock.

        Amendments to Our Bylaws.  Subject to any rights of the holders of our preferred stock and applicable law, our board of directors may from time to time adopt, amend or repeal our bylaws to be in effect upon the closing of this offering. Until such time as the Dell Technologies Group ceases to own a majority of the Voting Power, the prior affirmative vote of the holders of a majority of the outstanding shares of Class B common stock, voting as a separate class, is required with respect to any such amendment. Subject to the rights of the holders of our preferred stock, the provisions of the master transaction agreement and applicable law, our bylaws may also be adopted, amended or repealed by the affirmative vote of the holders of shares representing a majority of the votes entitled to be cast thereon. Until such time as the Dell Technologies Group ceases to own a majority of the Voting Power, the prior affirmative vote of the holders of a majority of the outstanding shares of Class B common stock, voting as a separate class, is required with respect to any such amendment. The affirmative vote of holders of shares of our capital stock representing at least 66 2/3% of the Voting Power is required to amend certain provisions of our bylaws, including provisions related to stockholder meetings and action by written consent, the required advance notice related to stockholder proposals and nomination of directors by stockholders, the removal of directors, indemnification of directors and officers and establishing an exclusive forum for certain stockholder litigation.

        Quorum for Stockholder Meeting; Required Vote.  Unless otherwise required by law or provided for in our certificate of incorporation or bylaws, at any stockholder meeting, the holders of shares representing a majority of the voting power of the shares of our capital stock outstanding and entitled to vote at the meeting, present in person or represented by proxy, will constitute a quorum. Except in the election of directors (as described below), when a quorum is present at any stockholder meeting, the affirmative vote of the holders of shares representing a majority of the voting power of the shares of stock present in person or represented by proxy at the meeting and entitled to vote on such matter will decide such matter unless the matter is one upon which a different vote is required by express provision of our certificate of incorporation or bylaws or applicable law, in which case such express provision will govern.

        Subject to the rights of holders of any outstanding series of preferred stock, directors will be elected by a plurality of the votes cast by the holders of the shares of capital stock present in person or represented by proxy at the meeting and entitled to vote on the election of directors. See "Election of Directors" above for additional information.

  Conversion Rights

        Outstanding shares of our Class B common stock may be voluntarily converted, and will be automatically converted, into shares of our Class A common stock on a share-for-share basis in the circumstances specified in our certificate of incorporation. Shares of our Class A common stock have no conversion rights.

        Voluntary Conversion.  Each holder of shares of Class B common stock may convert such shares into an equal number of shares of Class A common stock at any time, and from time to time, at such holder's option, so long as a Section 355 transaction, as discussed below under "Termination of Voluntary and Automatic Conversion Rights," has not occurred.

        Automatic Conversion.  Each outstanding share of Class B common stock will be automatically converted into one share of Class A common stock in the following circumstances so long as a Section 355 transaction has not occurred:

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  upon a transfer of such share of Class B common stock if, after such transfer, such share is not beneficially owned by a Dell Technologies Entity, as defined in our certificate of incorporation; or

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  on the date (if any) on which the Dell Technologies Entities cease to beneficially own in the aggregate at least 10% of the then outstanding shares of our common stock on such date.

        Solely for purposes of the provisions of our certificate of incorporation governing the conversion rights of our Class B common stock, a Dell Technologies Entity includes one or more of the following (excluding, in each case, us and (a) any legal entity of which we are the beneficial owner of voting interests representing 20% or more in voting power of the outstanding voting interests or (b) any other legal entity that, directly or indirectly, is controlled by us):

  (1)
  Dell Technologies, any of its successors by way of merger, consolidation or share exchange, any acquiror of all or substantially all of its assets, and any person of which Dell Technologies becomes a subsidiary; and

  (2)
  any subsidiary of any of the entities referred to in clause (1).

  Under our certificate of incorporation:

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  a subsidiary of any person is a corporation, partnership, limited liability company, joint venture, association or other legal entity (a) in which such person beneficially owns voting interests representing 50% or more in voting power of the outstanding voting interests or (b) if no governing body exists at such legal entity, in which such person beneficially owns capital stock, partnership interests, limited liability company interests or other ownership interests representing 50% or more in voting power of such ownership interests, with such person being deemed to have beneficial ownership of 50% or more in voting power of such voting interests or ownership interests of a partnership or limited liability company if such person or a subsidiary of such person (or a combination thereof) shall be, or shall control (directly or indirectly), the sole general partner or the managing general partner of such partnership or the managing member of such limited liability company;

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  voting interests of any legal entity are the capital stock, partnership interests, limited liability company interests or other ownership interests entitled generally to vote on the election of directors, managers or other voting members of the governing body of such legal entity; and

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  control means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a legal entity, whether through the ownership of voting interests, by contract or otherwise.

        For purposes of the other provisions of our certificate of incorporation (excluding the provisions of our certificate of incorporation governing the conversion rights of our Class B common stock), a Dell Technologies Entity includes each of the following (excluding, in each case, us and (a) any legal entity of which we are the beneficial owner of voting interests representing 20% or more in voting power of the outstanding voting interests or (b) any other legal entity that, directly or indirectly, is controlled by us):

  (1)
  Dell Technologies, any of its successors by way of merger, consolidation or share exchange, any acquiror of all or substantially all of its assets, and any person of which Dell Technologies becomes a subsidiary;

  (2)
  any legal entity of which any of the entities referred to in clause (1) is the beneficial owner of voting interests representing 20% or more in voting power of the outstanding voting interests;

  (3)
  any other legal entity that, directly or indirectly, is controlled by, controls or is under common control with any of the entities referred to in clause (1); and

  (4)
  (a) Michael S. Dell, (b) any legal entity of which Mr. Dell is the beneficial owner of voting interests representing 20% or more in voting power of the outstanding voting interests, (c) any other legal entity that, directly or indirectly, is controlled by Mr. Dell, (d) the Susan Lieberman Dell Separate Property Trust, referred to as the Dell Trust, (e) MSDC Denali Investors, L.P. and MSDC Denali EIV, LLC, referred to as the MSD Funds, and (f) specified permitted transferees of Mr. Dell, the Dell Trust and the MSD Funds, as described below.

  The permitted transferees of Mr. Dell and the Dell Trust include the following persons and entities:

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  Mr. Dell, the Dell Trust or any immediate family member, as defined in our certificate of incorporation, of Mr. Dell;

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  the Michael & Susan Dell Foundation and any other private foundation or supporting organization (as defined in Section 509(a) of the Internal Revenue Code) established and principally funded directly or indirectly by Mr. Dell and/or his spouse;

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  one or more trusts whose current beneficiaries are, and will remain for so long as such trust holds our securities, any of (or any combination of) Mr. Dell, one or more of his immediate family members or any charitable entities referred to in the preceding bullet point;

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  any corporation, limited liability company, partnership or other legal entity wholly owned by any one or more persons or legal entities described in any one of the three preceding bullet points; and

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  from and after Mr. Dell's death, any recipient under his will, any revocable trust established by him that becomes irrevocable upon his death, or by the laws of descent and distribution.

        The permitted transferees of an MSD Fund include the following entities:

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  any of its controlled affiliates (other than portfolio companies); and

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  an affiliated private equity fund of such MSD Fund that remains such an affiliate or affiliated private equity fund of such MSD Fund.

        Termination of Voluntary and Automatic Conversion Rights.  Except as described below, the foregoing conversion rights of the Class B common stock will cease, and shares of the Class B common stock will no longer be convertible into shares of Class A common stock, if Dell Technologies and its subsidiaries transfer all or any portion of our capital stock in connection with a transaction intended to qualify as a tax-free distribution under Section 355 of the Internal Revenue Code or any successor statute (a "Section 355 transaction"). Following such a transaction and subject to certain other conditions specified in our certificate of incorporation, we may submit to a vote of our stockholders a proposal to convert all outstanding shares of Class B common stock so transferred into shares of Class A common stock. In a meeting of our stockholders called to vote on such a proposal, the holders of our Class A common stock and our Class B common stock will each be entitled to one vote per share and, subject to applicable law, will vote together as a single class, and no class of common stock will be entitled to a separate class vote. Any outstanding shares of Class B common stock that are not distributed in such Section 355 transaction will automatically be converted into shares of Class A common stock. All conversions will be effected on a share-for-share basis.

  Liquidation, Dissolution and Winding Up

        Shares of Class A common stock and Class B common stock will rank pari passu with each other as to any distribution of assets in the event of any liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, subject to any prior distribution rights of any preferred stock then outstanding.

  Dividends

        Subject to the provisions of any outstanding series of preferred stock, our board of directors, in its discretion, may declare and pay dividends on our Class A common stock and Class B common stock out of funds legally available for the payment of dividends.

        No dividend or distribution may be declared or paid on any share of Class A common stock unless a dividend or distribution, payable in the same consideration and manner, is simultaneously declared or paid on each share of Class B common stock, without preference or priority of any kind, except as described in the following paragraph. Similarly, no dividend or distribution may be declared or paid on any share of Class B common stock unless a dividend or distribution, payable in the same consideration and manner, is simultaneously declared or paid on each share of Class A common stock, without preference or priority of any kind, except as described in the following paragraph.

        If dividends are declared that are payable in shares of Class A common stock or in shares of Class B common stock, or in rights, options, warrants or other securities convertible into or exercisable or exchangeable for shares of Class A common stock or shares of Class B common stock, such dividends will be declared at the same rate on both classes of common stock. In such an event, the dividends payable in shares of Class A common stock or in rights, options, warrants or other securities convertible into or exercisable or exchangeable for shares of Class A common stock will be payable to holders of Class A common stock and the dividends payable in shares of Class B common stock or in rights, options, warrants or other securities convertible into or exercisable or exchangeable for shares of Class B common stock will be payable to holders of Class B common stock.

  Rights in Connection with Certain Transactions

        Subject to the rights of holders of any series of preferred stock, in the event of any reorganization, consolidation or merger of our company with or into any other person or persons, each holder of a share of Class A common stock and each holder of a share of Class B common stock will be entitled to be treated in the same proportion and same manner and, with respect to each such share, receive the same kind and amount of per-share consideration other than a difference in kind or amount of capital stock and other securities received that is limited to preserving the relative voting power of the holders of Class A common stock and Class B common stock in effect prior to any such transaction, unless the different treatment is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock and Class B common stock entitled to vote thereon, each voting separately as a class. If the holders of shares of Class A common stock or shares of Class B common stock are granted rights to elect to receive one of two or more alternative forms of consideration in respect of a merger or consolidation, the foregoing provision of our certificate of incorporation will be deemed satisfied if holders of shares of Class A common stock and holders of shares of Class B common stock are granted substantially identical election rights.

  Approval Rights of Holders of Class B Common Stock

        In addition to any other vote required by law or by our certificate of incorporation, so long as the Dell Technologies Group owns at least a majority of the Voting Power, the prior affirmative vote of the holders of a majority of the outstanding shares of Class B common stock, voting as a separate class, is required in order to authorize us to take certain actions, including, subject to certain exceptions:

  •
  adopting or implementing any stockholder rights plan or similar takeover defense measure;

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  entering into a merger, consolidation, business combination or sale of all or substantially all of our assets, or selling, transferring or licensing any of our business, operations or intellectual property for aggregate consideration in excess of $100 million in any calendar year period;

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  acquiring the stock or assets of another entity in transactions involving in excess of $             ;

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  issuing any capital stock or stock equivalent except to our subsidiaries, or pursuant to this offering or any outstanding stock equivalent, or our employee benefit plans;

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  determining the aggregate size of our annual equity awards;

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  taking any actions to dissolve, liquidate or wind-up our company;

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  declaring dividends on our capital stock;

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  entering into any exclusive or exclusionary arrangement with a third party involving, in whole or in part, products or services that are similar to those of Dell Technologies;

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  approving, amending or repealing our certificate of incorporation or bylaws, or the certificate of incorporation or bylaws of certain of our subsidiaries;

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  acquiring the business, operations, securities or indebtedness of another entity for consideration in excess of $             in any calendar year period;

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  incurring indebtedness in excess of $             ;

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  approving, modifying or terminating any employee equity plan;

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  entering into any legal settlement resulting in payment by us in excess of $100 million or that would impose limitations on our operations; and

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  entering into any transaction involving consideration in excess of $100 million.

  Other Rights

        Holders of our Class A common stock or Class B common stock will not have any preemptive, cumulative voting, subscription, redemption or sinking fund rights.

  Assessability

        All shares of Class A common stock and Class B common stock to be outstanding upon the completion of this offering will be fully paid and nonassessable.

Preferred Stock

        Following this offering, our board of directors will have broad discretion with respect to the creation and issuance of preferred stock without stockholder approval, subject to any applicable rights of holders of shares of any series of preferred stock outstanding from time to time. Our certificate of incorporation authorizes the board of directors from time to time and without further stockholder action to adopt a resolution or resolutions providing for the issuance of authorized but unissued shares of preferred stock in one or more series and in such amounts as may be determined by the board of directors. The powers, designation, preferences and relative, participating, optional and other special rights of each series of preferred stock, and the qualifications, limitations and restrictions of shares of the series, if any, will be as set forth in such resolution or resolutions. The authority of the board of directors to fix the terms of any such series of preferred stock will include, without limitation, the power to determine the following:

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  the designation of the series;

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  the number of shares of the series;

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  the amounts or rates at which dividends, if any, will be payable on, and the preferences, if any, of, shares of the series in respect of dividends, and whether such dividends will be cumulative or noncumulative;

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  the dates on which dividends, if any, will be payable;

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  the redemption rights and price or prices, if any, for shares of the series;

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  the terms and amount of any sinking fund provided for the purchase or redemption of shares of the series;

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  the amounts payable on, and the preferences, if any, of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs;

  •
  whether the shares of the series will be convertible into or exchangeable for shares of any other class or series, or any other security, of our company or any other corporation or other person, and, if so, the specification of such other class or series or such other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates at which such shares will be convertible or exchangeable and all other terms and conditions upon which such conversion or exchange may be made;

  •
  restrictions on the issuance of shares of the same series or any other class or series;

  •
  the voting rights, if any, of the holders of shares of the series generally or upon specified events; and

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  any other powers, preferences and relative, participating, optional or other special rights of shares of the series, and any qualifications, limitations or restrictions of shares of the series, all as may be determined from time to time by the board of directors and stated in the resolution or resolutions providing for the issuance of the series.

        The holders of our common stock may be adversely affected by the rights, privileges and preferences of holders of shares of any series of preferred stock which the board of directors may designate and we may issue from time to time. Among other actions, by authorizing the issuance of shares of preferred stock with particular voting, conversion or other rights, the board of directors could adversely affect the voting power of the holders of the common stock and otherwise could discourage any attempt to effectuate a change in control of our company, even if such a transaction would be beneficial to the interests of our stockholders.

Stock Options

        As of February 2, 2018, stock options to purchase an aggregate of 108,775,889 shares of our Class A common stock were outstanding under our 2013 Stock Plan. As of February 2, 2018, 16,038,314 additional shares of Class A common stock were available for future grant as equity awards under our 2013 Stock Plan. For additional information, see "Executive Compensation—Employee Benefit Plans—Amended and Restated 2013 Stock Plan."

Corporate Opportunity Provisions of Our Certificate of Incorporation

        To address potential conflicts of interest between us and the Dell Technologies Entities, Silver Lake and its affiliates, DellEMC, VMware, General Electric Company and Ford Motor Company (the "Specified Entities") with respect to corporate opportunities that otherwise are permitted to be undertaken by us, our certificate of incorporation contains provisions regulating and defining the conduct of our affairs as they may involve the Specified Entities and their respective officers and directors, and our powers, rights, duties and liabilities and those of our officers, directors and stockholders in connection with our relationship with the Specified Entities. These provisions relate not only to corporate opportunities affecting our company, but also affecting any legal entity of which our company is the beneficial owner of voting interests representing 20% or more in voting power of the outstanding voting interests or any other legal entity that, directly or indirectly, is controlled by our company, all of which are referred to as "we," "us" and "our company" for purposes of this description. In general, the provisions of our certificate of incorporation recognize that we and the Specified Entities may engage in the same, similar or related activities or lines of business or other business activities that overlap or compete with those of the other, may have an interest in the same areas of corporate opportunities and will continue to have contractual, corporate and business relations with each other, including as a result of service by officers and directors of the Specified Entities on our board of directors and in transactions conducted pursuant to the agreements described under "Certain Relationships and Related Transactions—Transactions with Dell Technologies and Dell," "—Transactions with DellEMC," "—Transactions with VMware," "—Transactions with General Electric" and "—Transactions with Ford."

        Under our certificate of incorporation, a "corporate opportunity" generally is a potential transaction or business opportunity that we are financially able, contractually permitted or legally able to undertake, that is, from its nature, in our line of business, or is of practical advantage to us, or is one in which we, but for the corporate opportunity provisions of our certificate of incorporation, would have an interest or a reasonable expectancy.

        Our certificate of incorporation states that, except as otherwise agreed in writing between us and a Specified Entity, the Specified Entities will have no duty to refrain from:

  •
  engaging in the same or similar activities or lines of business as those in which we are engaged;

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  doing business with any of our clients, customers or vendors; or

  •
  employing, or otherwise engaging or soliciting for such purpose, any of our officers, directors or employees.

        Our certificate of incorporation provides that if any Specified Entity is offered, or acquires knowledge of, a potential transaction or business opportunity that is or may be a corporate opportunity for us, we will, to the fullest extent permitted by law, renounce any interest or expectancy in any such potential transaction or business opportunity or being offered an opportunity to participate in it, and waive any claim that such a potential transaction or corporate opportunity constituted a corporate opportunity that should have been presented to us. In any such case, each Specified Entity will, to the fullest extent permitted by law, not be liable to us or our stockholders for breach of any fiduciary duty as our direct or indirect stockholder by reason of the fact that any one or more of the Specified Entities pursues or acquires such potential transaction or business opportunity for itself, directs such potential transaction or business opportunity to another person, or otherwise does not communicate information regarding such potential transaction or business opportunity to us.

        If one of our directors or officers who is also a director, officer, principal, member, partner, employee or representative of a Specified Entity is offered, or acquires knowledge of, a potential transaction or business opportunity that is or may be a corporate opportunity for us, our certificate of incorporation provides that:

  •
  we, to the fullest extent permitted by law, renounce any interest or expectancy in such potential transaction or business opportunity or being offered an opportunity to participate in it, and waive any claim that such a potential transaction or business opportunity constituted a corporate opportunity that should have been presented to us; and

  •
  such an officer or director will have no duty to communicate or present such a potential transaction or business opportunity to us and will, to the fullest extent permitted by law, not be liable to us or our stockholders for breach of any fiduciary duty as our officer or director, including, without limitation, by reason of the fact that any one or more of the Specified Entities pursues or acquires such potential transaction or business opportunity for itself, directs such potential transaction or business opportunity to another person, or otherwise does not communicate information regarding such potential transaction or business opportunity to us.

        Notwithstanding the foregoing provisions, our certificate of incorporation provides that we will not renounce any interest or expectancy we may have in any corporate opportunity that is expressly offered to any of our officers or directors in writing solely in such individual's capacity as an officer or director of our company.

        The corporate opportunity provisions in our certificate of incorporation will continue in effect with respect to a Specified Entity until such Specified Entity ceases to own beneficially capital stock representing at least 10% of the Voting Power, and no director, officer, principal, member, partner, employee or representative of such Specified Entity is serving as a director or officer of our company.

        By becoming a stockholder in our company, you will be deemed to have notice of and to have consented to the provisions of our certificate of incorporation related to corporate opportunities that are described above.

Exclusive Forum Provision

        Our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for:

  •
  any derivative action or proceeding brought on our behalf;

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  any action asserting a claim of breach of a fiduciary duty owed by, or other wrongdoing by, any of our directors, officers or other employees, or stockholders to us or our stockholders;

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  any action asserting a claim arising pursuant to any provision of the DGCL or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; and

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  any action asserting a claim governed by the internal affairs doctrine.

        Any person purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to the provisions described above.

Anti-Takeover Effects of Provisions of Our Certificate of Incorporation and Bylaws

        Our certificate of incorporation and bylaws contain provisions that could have the effect of delaying or deferring a change in control of our company. The certificate of incorporation and bylaw provisions, among other matters:

  •
  provide that our Class B common stock is entitled to ten votes per share, while our Class A common stock is entitled to one vote per share, enabling Dell Technologies, as the beneficial owner of all outstanding shares of our Class B common stock upon the closing of this offering, to control the outcome of substantially all matters submitted to a vote of our stockholders, including the election of directors;

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  provide for certain supermajority thresholds for the stockholders to amend certain provisions of our certificate of incorporation or bylaws as described under "—Common Stock—Voting Rights";

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  provide for the classification of the board of directors into three classes, with approximately one-third of the directors to be elected each year;

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  provide that from such time (if any) that the Dell Technologies Entities cease to beneficially own in the aggregate at least 50% of the Voting Power, directors may be removed only for cause;

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  provide that from such time (if any) that the Dell Technologies Entities cease to beneficially own in the aggregate at least 50% of the Voting Power any newly-created directorship and any vacancy on the board of directors may be filled only by the affirmative vote of a majority of the remaining directors then in office;

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  provide that a special meeting of stockholders may be called only by the board chairperson, a majority of the directors then in office or, until such time (if any) that the Dell Technologies Entities cease to beneficially own in the aggregate at least 50% of the Voting Power, Dell Technologies;

  •
  provide that, from such time (if any) as the Dell Technologies Entities cease to beneficially own in the aggregate at least 50% of the Voting Power, any action required or permitted to be taken by our stockholders at any annual or special meeting may not be effected by a written consent in lieu of a meeting;

  •
  establish advance notice procedures for stockholders to make nominations of candidates for election as directors or to present any other business for consideration at any annual or special stockholder meeting; and

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  provide authority for the board of directors without stockholder approval to provide for the issuance of up to         shares of preferred stock, in one or more series, with terms and conditions, and having rights, privileges and preferences, to be determined by the board of directors.

Section 203 of the DGCL

        Under our certificate of incorporation, we will become subject to Section 203 of the Delaware General Corporation Law at such time (if any) as the Dell Technologies Entities cease to beneficially own in the aggregate at least       % of the Voting Power. Until such date, we have elected in our certificate of incorporation not to be governed by Section 203.

        Section 203, with specified exceptions, prohibits a Delaware corporation from engaging in any "business combination" with any "interested stockholder" for a period of three years following the time that the stockholder became an interested stockholder unless:

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  before that time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

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  upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  at or after that time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

        Section 203 defines "business combination" to include the following transactions, subject to specified exceptions:

  •
  any merger or consolidation of the corporation or any majority-owned subsidiary of the corporation with the interested stockholder or, in specified circumstances, any other entity if the merger or consolidation is caused by the interested stockholder;

  •
  any sale, lease, exchange, mortgage, pledge, transfer or other disposition involving the interested stockholder of assets of the corporation or of any majority-owned subsidiary of the corporation which have an aggregate market value equal to 10% or more of either (1) the aggregate market value of the consolidated assets of the corporation or (2) the aggregate market value of all outstanding stock of the corporation;

  •
  subject to certain limited exceptions, any transaction that results in the issuance or transfer by the corporation or any majority-owned subsidiary of the corporation of any stock of the corporation to the interested stockholder;

  •
  any transaction involving the corporation or any majority-owned subsidiary of the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation or any such subsidiary owned by the interested stockholder; or

  •
  any receipt by the interested stockholder of any direct or indirect benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation or any majority-owned subsidiary of the corporation.

        In general, Section 203 defines an "interested stockholder" as any entity or person who beneficially owns, or within three years prior to the determination of interested stockholder status beneficially owned, 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by that entity or person, subject to specified exceptions.

        The application of Section 203 may make it difficult and expensive for a third party to pursue a takeover attempt with respect to our company that our board of directors does not approve even if some of our stockholders would support such a takeover attempt.

Registration Rights

        Our shareholders' agreement to be in effect upon the closing of this offering provides the parties to that agreement, including certain holders of 5% or more of our outstanding capital stock and entities affiliated with certain of our directors, with certain registration rights with respect to their shares of Class A common stock (the "registrable securities"), subject to certain exceptions. The holders of an aggregate of 425,853,342 shares of our Class A common stock, including shares issuable upon the conversion of all shares of Class B common stock, are entitled to exercise the registration rights described below. The registration of shares of our Class A common stock pursuant to the exercise of these registration rights would enable the holders to sell these shares without restriction under the Securities Act when the applicable registration statement is effective. We will pay the registration expenses, other than underwriting discounts and commissions and stock transfer taxes, of the holders of the registrable securities registered pursuant to the demand and piggyback registration rights described below.

        Demand Registration Rights.    At any time beginning 180 days after the closing of this offering, parties to the shareholders' agreement holding in the aggregate at least 25% of the common stock then outstanding can request that we file a registration statement to register the offer and sale of their registrable securities. If the request is to file a registration statement on Form S-3, such registration may be requested by parties to the shareholders' agreement holding in the aggregate at least 10% of the common stock then outstanding, so long as we are eligible to file a registration statement on Form S-3. Such request for registration must cover at least 5% of the common stock then outstanding, and we are not required to support more than one demand registration in any rolling six-month period or more than two demand registrations in any calendar year. We have the right to defer a demand registration in certain circumstances not more than twice and for not more than 180 days in any 12-month period.

        Piggyback Registration Rights.    If we propose to register the offer and sale of shares of our Class A common stock under the Securities Act, the holders of registrable securities can request that we include their registrable securities in such registration, subject to certain marketing and other limitations. As a result, when we propose to file a registration statement under the Securities Act, subject to certain exceptions, these holders are entitled to notice of the registration and the right to include their registrable securities in the registration, subject to limitations that the underwriters may impose on the amount of securities included in the offering.

Limitation of Liability and Indemnification

        Our certificate of incorporation provides that, to the fullest extent permitted by the DGCL, our directors will not be personally liable to us or our stockholders for monetary damages resulting from a breach of their fiduciary duties as directors, except for liability (1) for any breach of the director's duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL or (4) for any transaction from which the director derived an improper benefit.

        For information about the indemnification provisions of our certificate of incorporation and bylaws, see "Executive Compensation—Indemnification of Directors and Officers."

Transfer Agent and Registrar

        We expect to appoint         to act as the transfer agent and registrar for our Class A common stock.

Listing of Common Stock

        We intend to apply to list the Class A common stock on the         under the trading symbol "         ."

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES FOR
NON-U.S. HOLDERS OF CLASS A COMMON STOCK

        The following is a discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our Class A common stock acquired in this offering by a "Non-U.S. Holder" that does not own, and has not owned, actually or constructively, more than 5% of our Class A common stock. You are a Non-U.S. Holder if for U.S. federal income tax purposes you are a beneficial owner of our Class A common stock that is:

  •
  a nonresident alien individual;

  •
  a foreign corporation; or

  •
  a foreign estate or trust.

        You are not a Non-U.S. Holder if you are a nonresident alien individual present in the United States for 183 days or more in the taxable year of disposition, or if you are a former citizen or former resident of the United States for U.S. federal income tax purposes. You are also not a Non-U.S. Holder if you are present in the United States for 31 days or more during the year of disposition and a total of 183 days or more over the current year and two preceding calendar years, counting days in the first preceding year as 1/3 of a day and days in the second preceding year as 1/6 of a day. If you are any such person, you should consult your tax adviser regarding the U.S. federal income tax consequences of the ownership and disposition of our Class A common stock.

        If you are a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes), the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and your activities. Partners and beneficial owners in partnerships that own our Class A common stock should consult their own tax advisors as to the particular U.S. federal income and estate tax consequences applicable to them.

        This discussion is based on the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein, possibly with retroactive effect. This discussion does not describe all of the tax consequences that may be relevant to you in light of your particular circumstances, including alternative minimum tax and Medicare contribution tax consequences and does not address any aspect of state, local or non-U.S. taxation, or any taxes other than income and estate taxes. You should consult your tax adviser with regard to the application of the U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Dividends

        As discussed under "Dividend Policy" above, we do not currently expect to make distributions on our Class A common stock. In the event that we do make distributions of cash or other property, those distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital, which will first reduce your basis in our Class A common stock, but not below zero, and then will be treated as gain from the sale of our Class A common stock, as described below under "—Gain on Disposition of Our Class A Common Stock."

        Dividends paid to you generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, you will be required to provide a properly executed applicable Internal Revenue Service ("IRS") Form W-8 certifying your entitlement to benefits under a treaty.

        If dividends paid to you are effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by you in the United States), you will generally be taxed on the dividends in the same manner as a U.S. person. In this case, you will be exempt from the withholding tax discussed in the preceding paragraph, although you will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding. You should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of our Class A common stock, including the possible imposition of a branch profits tax at a rate of 30% (or a lower treaty rate) on your effectively connected earnings and profits (subject to certain adjustments) if you are a corporation.

        See also the section below titled "—FATCA" for additional withholding rules that may apply to dividends paid to certain foreign financial institutions or non-financial foreign entities.

Gain on Disposition of Our Class A Common Stock

        Subject to the discussions below under "—Information Reporting and Backup Withholding" and "—FATCA," you generally will not be subject to U.S. federal income or withholding tax on gain realized on a sale or other taxable disposition of our Class A common stock unless:

  •
  the gain is effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by you in the United States), or

  •
  we are or have been a "United States real property holding corporation," as defined in the Code, at any time within the five-year period preceding the disposition or your holding period, whichever period is shorter, and our Class A common stock has ceased to be regularly traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

        We believe that we are not, and do not anticipate becoming, a United States real property holding corporation.

        If you recognize gain on a sale or other disposition of our Class A common stock that is effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by you in the United States), you will generally be taxed on such gain in the same manner as a U.S. person. You should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of our Class A common stock, including the possible imposition of a branch profits tax at a rate of 30% (or a lower treaty rate) if you are a corporation.

Information Reporting and Backup Withholding

        Information returns are required to be filed with the IRS in connection with payments of dividends on our Class A common stock. In addition, copies of the information returns reporting such dividends may be made available to the tax authorities in the country in which you reside under the provisions of an applicable treaty. Unless you comply with certification procedures to establish that you are not a U.S. person, information returns may also be filed with the IRS in connection with the proceeds from a sale or other disposition of our Class A common stock. You may be subject to backup withholding on payments on our Class A common stock or on the proceeds from a sale or other disposition of our Class A common stock unless you comply with certification procedures to establish that you are not a U.S. person or otherwise establish an exemption. Your provision of a properly executed applicable IRS Form W-8 certifying your non-U.S. status will permit you to avoid backup withholding, provided that the applicable withholding agent does not have actual knowledge or reason to know that the holder is not a Non-U.S. Holder. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

FATCA

        Provisions of the Code commonly referred to as "FATCA" require withholding of 30% on payments of dividends on our Class A common stock, as well as of gross proceeds of dispositions occurring after December 31, 2018 of our Class A common stock, to "foreign financial institutions" (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally may obtain a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). You should consult your tax adviser regarding the effects of FATCA on your investment in our Class A common stock.

Federal Estate Tax

        Individual Non-U.S. Holders and entities the property of which is potentially includible in such an individual's gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers) should note that, absent an applicable treaty exemption, our Class A common stock will be treated as U.S.-situs property subject to U.S. federal estate tax.

 SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our Class A common stock, and we cannot predict the effect, if any, that market sales of shares of our Class A common stock or the availability of shares of our Class A common stock for sale will have on the market price of our Class A common stock prevailing from time to time. Nevertheless, future sales of substantial amounts of our Class A common stock in the public market following this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our Class A common stock in the public market after the restrictions lapse. These sales may adversely affect the prevailing market price and our ability to raise equity capital in the future.

        Upon completion of this offering, we will have         shares of Class A common stock outstanding and         shares of Class B common stock outstanding assuming the exercise of the underwriters' over-allotment option, the conversion of all outstanding shares of preferred stock and no exercise of any options as of February 2, 2018. Of these shares, the         shares of our Class A common stock, or         shares of our Class A common stock if the underwriters exercise their over-allotment option in full, sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our existing "affiliates," as that term is defined in Rule 144 under the Securities Act. The remaining         shares of Class A common stock and         shares of Class B common stock outstanding are "restricted shares" within the meaning of Rule 144. Restricted shares and the shares of Class A common stock into which such securities are convertible may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 of the Securities Act. As a result of the contractual lock-up period ending 180 days after the date of this prospectus described below and the provisions of Rules 144 and 701, these shares will be available for sale in the public market as follows:

Number of Shares	Date
On the date of this prospectus.
After 180 days from the date of this prospectus (subject, in some cases, to volume limitations).

        The remainder of the shares will be eligible for sale in the public market from time to time thereafter subject, in some cases, to the volume and other restrictions of Rule 144, as described below.

Rule 144

        In general, under Rule 144 as currently in effect, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. In general, under Rule 144 as currently in effect, persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

  •
  1% of the number of shares of our Class A common stock then outstanding, which will equal approximately         shares immediately after this offering, assuming no exercise of the underwriters' over-allotment option to purchase additional shares; or

  •
  the average weekly trading volume of our Class A common stock on the         during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144 to the extent applicable.

Rule 701

        In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 701.

        Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than "affiliates," as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by "affiliates" under Rule 144 without compliance with its one-year minimum holding period requirement.

Stock Options

        As of February 2, 2018, options to purchase a total of 108,775,889 shares of Class A common stock were outstanding. All of the shares subject to options are subject to lock-up agreements. An additional 16,038,314 shares of Class A common stock were available for future grants under our 2013 Plan.

        Upon completion of this offering, we intend to file a registration statement under the Securities Act covering all shares of Class A common stock subject to outstanding options or issuable pursuant to our 2013 Plan. Subject to Rule 144 volume limitations applicable to affiliates, shares registered under any registration statements will be available for sale in the open market, beginning 90 days after the date of the prospectus, except to the extent that the shares are subject to vesting restrictions with us or the contractual restrictions described below.

Lock-up Agreements

        Our directors, executive officers and the holders of substantially all of our equity securities will agree subject to certain exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock for a period ending 180 days after the date of this prospectus, without the prior written consent of                           . See "Underwriters" for more information.

UNDERWRITERS

        Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC is acting as representative, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below.

Name	Number of Shares
Morgan Stanley & Co. LLC
Goldman Sachs & Co. LLC

Total

        The underwriters are offering the shares of Class A common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Class A common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of Class A common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

        The underwriters initially propose to offer part of the shares of Class A common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of Class A common stock, the offering price and other selling terms may from time to time be varied by the representative. The offering of the shares of Class A common stock by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

        We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                  additional shares of Class A common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Class A common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of Class A common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of Class A common stock listed next to the names of all underwriters in the preceding table.

        The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no

exercise and full exercise of the underwriters' option to purchase up to an additional                  shares of Class A common stock to cover over-allotments.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions	$	$	$
Proceeds, before expenses	$	$	$

        The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $             . We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $             .

        The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of Class A common stock offered by them.

        We intend to apply to list our Class A common stock on             under the trading symbol "         ."

        We, all of our directors and officers and the holders of substantially all of our outstanding securities have agreed or will agree that, subject to certain exceptions, without the prior written consent of                           , as representative of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (the "restricted period"):

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Class A common stock, Class B common stock or any securities convertible into or exercisable or exchangeable for shares of Class A common stock or Class B common stock;

  •
  file any registration statement with the SEC relating to the offering of any shares of Class A common stock, Class B common stock or any securities convertible into or exercisable or exchangeable for Class A common stock or Class B common stock; or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Class A common stock or Class B common stock whether any such transaction described above is to be settled by delivery of Class A common stock, Class B common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of                           , as representative of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of Class A common stock, Class B common stock or any security convertible into or exercisable or exchangeable for Class A common stock or Class B common stock.

                                                 , in its sole discretion, may release the Class A common stock, Class B common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

        In order to facilitate the offering of the Class A common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase shares of Class A common stock in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of Class A common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the Class A common stock above independent market levels or prevent or retard a decline in the market price of the Class A common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

        We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

        A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representative may agree to allocate a number of shares of Class A common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters that may make Internet distributions on the same basis as other allocations.

        The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for Dell and its affiliates, including us, for which they received or will receive customary fees and expenses.

        In September 2017, we entered into the Revolving Credit Facility with Silicon Valley Bank, as administrative agent, and other banks, including Citigroup Global Markets Inc., Barclays Capital Inc. and KeyBanc Capital Markets Inc. or their respective affiliates. See the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" for additional information.

        Additionally, Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and RBC Capital Markets, LLC or their respective affiliates have provided Denali Holding Inc. ("Denali") and Dell with certain debt financing in connection with Denali's acquisition of DellEMC. Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, RBC Capital Markets, LLC and UBS Securities LLC or their respective affiliates also have provided advisory services to Denali, Dell and/or Silver Lake Partners in connection with Denali's acquisition of DellEMC. In addition, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc., Credit Suisse Securities (USA) LLC, Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, RBC Capital Markets, LLC, UBS Securities LLC and Wells Fargo Securities, LLC or their respective affiliates provided advisory services and/or are lenders under various of Dell's credit facilities.

        In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

        Prior to the closing of this offering, there has been no public market for our Class A common stock. The initial public offering price will be determined by negotiations between us and the representative. Among the factors we intend to consider in determining the initial public offering price will be our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

  European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State") an offer to the public of the shares of Class A common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of the shares of Class A common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

  (a)
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  (b)
  to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

  (c)
  in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of the shares of Class A common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer to the public" in relation to the shares of Class A common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of Class A common stock to be offered so as to enable an investor to decide to purchase the shares of Class A common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

  United Kingdom

        Each underwriter has represented and agreed that:

  (a)
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 ("FSMA")) received by it in connection with the issue or sale of the shares of Class A common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

  (b)
  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of Class A common stock in, from or otherwise involving the United Kingdom.

  Canada

        The shares of Class A common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of Class A common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

        Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

        Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

  Hong Kong

        The shares of Class A common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares of Class A common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issuance, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of Class A common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

  Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of Class A common stock may not be circulated or distributed, nor may the shares of Class A common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to

Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the shares of Class A common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

  (a)
  a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  (b)
  a trust (where the trustee is not an accredited investor) the sole purpose of which is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares of common stock pursuant to an offer made under Section 275 of the SFA except:

  (a)
  to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

  (b)
  where no consideration is or will be given for the transfer;

  (c)
  where the transfer is by operation of law;

  (d)
  as specified in Section 276(7) of the SFA; or

  (e)
  as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Japan

        No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the "FIEL") has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of Class A common stock.

        Accordingly, the shares of Class A common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

  For Qualified Institutional Investors ("QII")

        Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of Class A common stock constitutes either a "QII only private placement" or a "QII only secondary distribution" (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of Class A common stock. The shares of Class A common stock may only be transferred to QIIs.

  For Non-QII Investors

        Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of Class A common stock constitutes either a "small number private placement" or a "small number private secondary distribution" (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of Class A common stock. The shares of Class A common stock may only be transferred en bloc without subdivision to a single investor.

LEGAL MATTERS

        The validity of the issuance of the shares of Class A common stock offered hereby will be passed upon for us by Davis Polk & Wardwell LLP. Fenwick & West LLP is representing the underwriters.

EXPERTS

        The financial statements as of February 3, 2017 and February 2, 2018 and for each of the three years in the period ended February 2, 2018 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to our Class A common stock offered under this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and the consolidated financial statements and related notes filed as a part of the registration statement. For further information with respect to us and our Class A common stock, we refer you to the registration statement, including the exhibits and the consolidated financial statements and notes filed as a part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. A copy of the registration statement, including the exhibits and the consolidated financial statements and related notes filed as a part of the registration statement, may be read and copied at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a website at www.sec.gov, from which interested persons can electronically access the registration statement, including the exhibits and the consolidated financial statements and related notes filed as a part of the registration statement.

        As a result of the offering, we will be required to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC's public reference facilities and the website of the SEC referred to above. We also maintain a website at https://pivotal.io. Our website and the information contained on or accessible from our website shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of February 3, 2017 and February 2, 2018	F-3
Consolidated Statements of Operations for the fiscal years ended January 29, 2016, February 3, 2017 and February 2, 2018	F-4
Consolidated Statements of Comprehensive Loss for the fiscal years ended January 29, 2016, February 3, 2017 and February 2, 2018	F-5
Consolidated Statements of Cash Flows for the fiscal years ended January 29, 2016, February 3, 2017 and February 2, 2018	F-6
Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders' Deficit for the fiscal years ended January 29, 2016, February 3, 2017 and February 2, 2018	F-7
Notes to Consolidated Financial Statements	F-8

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Management of Pivotal Software, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Pivotal Software, Inc. and its subsidiaries ("the Company") as of February 2, 2018 and February 3, 2017, and the related consolidated statements of operations, of comprehensive loss, of redeemable convertible preferred stock and stockholders' deficit and of cash flows for each of the three years in the period ended February 2, 2018, including the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of February 2, 2018 and February 3, 2017, and the results of its operations and its cash flows for each of the three years in the period ended February 2, 2018 in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for revenues from contracts with customers as of February 4, 2017.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
March 9, 2018

We have served as the Company's auditor since 2013.

Pivotal Software, Inc.

Consolidated Balance Sheets

(in thousands, except per share amounts)

			Pro Forma
	February 3, 2017	February 2, 2018	February 2, 2018
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$133,873	$73,012
Accounts receivable, less allowance for doubtful accounts of $4,067 and $3,264 as of February 3, 2017 and February 2, 2018, respectively	145,372	210,677
Due from Parent	—	31,096
Deferred sales commissions, current	33,838	38,937
Other assets, current	15,606	13,012

Total current assets	328,689	366,734
Property, plant and equipment, net	28,991	31,985
Intangible assets, net	37,812	26,651
Goodwill	696,226	696,226
Deferred income taxes	360	463
Deferred sales commissions, noncurrent	19,629	24,890
Other assets, noncurrent	4,538	6,448

Total assets	$1,116,245	$1,153,397

Liabilities, Redeemable Convertible Preferred Stock and Stockholders' Equity (Deficit)
Current liabilities:
Accounts payable	$4,622	$17,214
Due to Parent	53,980	15,451
Accrued expenses	41,573	64,251
Income taxes payable	—	1,748
Deferred revenue, current	176,976	260,341
Other liabilities, current	2,385	1,109

Total current liabilities	279,536	360,114
Deferred revenue, noncurrent	65,656	57,126
Deferred income taxes	7,691	427
Debt, noncurrent	—	20,000
Other liabilities, noncurrent	5,679	7,931

Total liabilities	358,562	445,598
Commitments and contingencies (Note 16)
Redeemable convertible preferred stock
Series A redeemable convertible preferred stock, $0.01 par value; 140,190 shares authorized as of February 3, 2017 and February 2, 2018; 140,190 shares issued and outstanding as of February 3, 2017 and February 2, 2018; liquidation preference of $490,667 as of February 2, 2018; no shares authorized and no shares issued and outstanding, pro forma (unaudited)	490,667	490,667	$—
Series B redeemable convertible preferred stock, $0.01 par value; 30,032 shares authorized as of February 3, 2017 and February 2, 2018; 30,032 shares issued and outstanding as of February 3, 2017 and February 2, 2018; liquidation preference of $105,111 as of February 2, 2018; no shares authorized and no shares issued and outstanding, pro forma (unaudited)	105,111	105,111	—
Series C redeemable convertible preferred stock, $0.01 par value; 44,793 shares authorized, issued and outstanding as of February 3, 2017 and February 2, 2018; liquidation preference of $233,000 as of February 2, 2018; no shares authorized and no shares issued and outstanding, pro forma (unaudited)	233,000	233,000	—
Series C-1 redeemable convertible preferred stock, $0.01 par value; 80,743 shares authorized, issued and outstanding as of February 3, 2017 and February 2, 2018; liquidation preference of $420,000 as of February 2, 2018; no shares authorized and no shares issued and outstanding, pro forma (unaudited)	419,549	419,549	—

Redeemable convertible preferred stock	1,248,327	1,248,327	—
Stockholders' equity (deficit):
Class A common stock, $0.01 par value; 575,000 and 605,000 shares authorized as of February 3, 2017 and February 2, 2018, respectively; 5,334 and 8,586 shares issued and outstanding as of February 3, 2017 and February 2, 2018, respectively; shares authorized and 83,411 shares issued and outstanding, pro forma (unaudited)	53	86	834
Class B common stock, $0.01 par value; 375,000 shares authorized as of February 3, 2017 and February 2, 2018; 130,095 shares issued and outstanding as of February 3, 2017 and February 2, 2018; shares authorized and 351,029 shares issued and outstanding, pro forma (unaudited)	1,301	1,301	3,510
Additional paid-in capital	479,395	594,419	1,839,789
Accumulated deficit	(979,085)	(1,142,600)	(1,142,600)
Accumulated other comprehensive income	6,981	5,554	5,554

Total Pivotal stockholders' equity (deficit)	(491,355)	(541,240)	707,087
Non-controlling interest	711	712	712

Total stockholders' equity (deficit)	(490,644)	(540,528)	$707,799

Total liabilities, redeemable convertible preferred stock and stockholders' equity (deficit)	$1,116,245	$1,153,397

The accompanying notes are an integral part of the consolidated financial statements.

Pivotal Software, Inc.

Consolidated Statements of Operations

(in thousands, except per share amounts)

	Fiscal Year Ended
	January 29, 2016	February 3, 2017	February 2, 2018
Revenue:
Subscription	$94,976	$149,995	$259,018
Services	185,898	266,272	250,418

Total revenue	280,874	416,267	509,436
Cost of revenue:
Subscription	33,830	31,253	30,472
Services	153,509	203,096	197,922

Total cost of revenue	187,339	234,349	228,394
Gross profit	93,535	181,918	281,042
Operating expenses:
Sales and marketing	187,292	194,322	221,187
Research and development	120,493	152,122	160,947
General and administrative	58,472	61,994	67,204

Total operating expenses	366,257	408,438	449,338

Loss from operations	(272,722)	(226,520)	(168,296)
Other (expense) income, net	(6,183)	(3,732)	2,145

Loss before benefit from (provision for) income taxes	(278,905)	(230,252)	(166,151)
Benefit from (provision for) income taxes	(3,767)	(2,614)	2,637

Net loss	(282,672)	(232,866)	(163,514)

Less: Net loss (income) attributable to non-controlling interest	126	329	(1)

Net loss attributable to Pivotal	$(282,546)	$(232,537)	$(163,515)

Net loss per share attributable to common stockholders, basic and diluted	$(2.21)	$(1.73)	$(1.19)

Weighted average shares used in computing net loss per share attributable to common stockholders, basic and diluted	127,910	134,674	137,148

Pro forma net loss per share, basic and diluted (unaudited)			$(0.38)

Weighted average shares used in computing pro forma net loss per share, basic and diluted (unaudited)			432,906

The accompanying notes are an integral part of the consolidated financial statements.

Pivotal Software, Inc.

Consolidated Statements of Comprehensive Loss

(in thousands)

	Fiscal Year Ended
	January 29, 2016	February 3, 2017	February 2, 2018
Net loss	$(282,672)	$(232,866)	$(163,514)
Foreign currency translation adjustments	2,411	854	(1,427)

Comprehensive loss	(280,261)	(232,012)	(164,941)
Less: Net loss (income) attributable to the non-controlling interest	126	329	(1)

Comprehensive loss attributable to Pivotal	$(280,135)	$(231,683)	$(164,942)

The accompanying notes are an integral part of the consolidated financial statements.

Pivotal Software, Inc.

Consolidated Statements of Cash Flows

(in thousands)

	Fiscal Year Ended
	January 29, 2016	February 3, 2017	February 2, 2018
Cash flows from operating activities:
Net loss	$(282,672)	$(232,866)	$(163,514)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	32,845	24,602	22,237
Stock-based compensation expense	31,008	28,851	28,629
Provision for doubtful accounts	—	2,325	609
Deferred income taxes	651	1,214	(6,969)
Other	(673)	(79)	1,178
Changes in assets and liabilities, net of acquisitions
Accounts receivable	(16,366)	(95,435)	(66,136)
Due from Parent	—	—	(1,096)
Deferred sales commissions	(20,393)	(14,608)	(10,360)
Other assets	(2,117)	(6,358)	2,647
Accounts payable	(300)	(5,963)	12,636
Due to Parent	(254)	52,681	(34,984)
Net payable due to DellEMC (Note 15)	256,030	1,571	—
Deferred revenue	37,634	69,953	74,360
Accrued expenses	(4,862)	2,409	21,549
Other liabilities	(1,341)	5,352	2,723

Net cash provided by (used in) operating activities	29,190	(166,351)	(116,491)

Cash flows from investing activities:
Additions to property, plant and equipment	(12,341)	(19,533)	(12,877)
Cash paid for business acquisitions	(21,215)	(7,800)	—
Cash paid for cost method investment	—	(1,583)	—

Net cash used in investing activities	(33,556)	(28,916)	(12,877)

Cash flows from financing activities:
Proceeds from the issuance of Series C & C-1 redeemable convertible preferred stock, net of issuance costs	—	252,549	—
Proceeds from the issuance of common stock	8,270	5,727	9,757
Contributions from non-controlling interest	1,166	—	—
Contribution from DellEMC	—	—	42,874
Borrowings on credit facility, net of debt issuance costs	—	—	18,815

Net cash provided by financing activities	9,436	258,276	71,446
Effect of exchange rate changes on cash and cash equivalents	2,204	1,002	(2,939)

Net increase (decrease) in cash and cash equivalents	7,274	64,011	(60,861)
Cash and cash equivalents at beginning of fiscal period	62,588	69,862	133,873

Cash and cash equivalents at end of fiscal period	$69,862	$133,873	$73,012

Supplemental disclosure of cash flow information:
Cash paid during the period for interest	$—	$—	$329
Cash paid during the period for income taxes	$3,482	$3,550	$892
Supplemental disclosure of non-cash financing:
Net payable due to DellEMC converted to preferred stock (Note 15)	$—	$400,000	$—
Conversion of Series A preferred stock to Class B common stock	$59,500	$—	$—
Settlement of amounts due to Parent	$—	$—	$4,766
Investment from DellEMC included in due from Parent	$—	$—	$30,000

The accompanying notes are an integral part of the consolidated financial statements.

Pivotal Software, Inc.

Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders'
Deficit

(in thousands)

			Class A Common Stock		Class B Common Stock
	Redeemable Convertible Preferred Stock
									Accumulated other comprehensive income
				Par value		Par value	Additional paid-in capital	Accumulated deficit		Non- controlling interest	Total stockholders' deficit
	Shares	Amount	Shares		Shares
Balance, January 31, 2015	187,222	$655,278	159	$2	113,095	$1,131	$343,861	$(464,002)	$3,716	$—	$(115,292)
Stock-based compensation (Pivotal equity)							17,287				17,287
Stock issued through exercise of common stock			3,206	32			8,238				8,270
Conversion of Series A preferred stock to Class B common stock	(17,000)	(59,500)			17,000	170	59,330				59,500
Investment from DellEMC, net							12,319				12,319
Investment from Vmware							2,984				2,984
Impact from equity transactions of Pivotal Labs Sydney Pty Ltd										1,166	1,166
Translation adjustment									2,411		2,411
Net Loss								(282,546)		(126)	(282,672)

Balance, January 29, 2016	170,222	595,778	3,365	34	130,095	1,301	444,019	(746,548)	6,127	1,040	(294,027)
Stock-based compensation (Pivotal equity)							23,996				23,996
Stock issued through exercise of stock options			1,969	19			5,708				5,727
Issuance of Preferred Series C, net of issuance costs	44,793	233,000									—
Issuance of Preferred Series C-1, net of issuance costs	80,743	419,549									—
Investment from DellEMC, net							4,396				4,396
Investment from Vmware							1,276				1,276
Translation adjustment									854		854
Net Loss								(232,537)		(329)	(232,866)

Balance, February 3, 2017	295,758	1,248,327	5,334	53	130,095	1,301	479,395	(979,085)	6,981	711	(490,644)
Stock-based compensation (Pivotal equity)							28,468				28,468
Stock issued through exercise of stock options			3,252	33			9,724				9,757
Investment from DellEMC, net							76,540				76,540
Investment from Vmware							292				292
Translation adjustment									(1,427)		(1,427)
Net Loss								(163,515)		1	(163,514)

Balance, February 2, 2018	295,758	$1,248,327	8,586	$86	130,095	$1,301	$594,419	$(1,142,600)	$5,554	$712	$(540,528)

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements

1. Description of Business and Basis of Presentation

  Description of Business

        Pivotal Software, Inc. and its consolidated subsidiaries ("Pivotal," "we," "us," "our" and the "Company") provide an integrated solution that combines a cloud-native application platform, Pivotal Cloud Foundry ("PCF"), and services, Pivotal Labs ("Labs"). Our solution enables enterprises to adopt modern software and development methodologies that transform their products and the economics of their business. We help make software development and operations a strategic advantage for our customers to revolutionize the experiences they offer their own customers, drive new sources of revenue and improve the speed and cost of business operations.

        We have one primary business activity: to provide an integrated solution that combines a cloud-native platform and strategic services. Our chief operating decision maker, who is the President and Chief Executive Officer, makes operating decisions, assesses performance, and allocates resources based upon discrete financial information at the consolidated level. Accordingly, we operate our business as a single reportable segment.

        We were formed in April 2013. DellEMC and VMware, Inc. ("VMware") transferred teams and contributed assets and technology to us that have become key elements of our cloud-native platform and strategic services. We were incorporated in the State of Delaware on April 1, 2013 under the name GoPivotal, Inc. We changed our name to Pivotal Software, Inc. on October 31, 2013. Following the acquisition of EMC Corporation by Dell Technologies Inc. ("Dell Technologies") in September 2016, which we refer to as the "Dell Acquisition" in these notes to the consolidated financial statements, our majority stockholder became Dell Technologies. DellEMC and VMware, which is also a wholly-owned subsidiary of Dell Technologies, are collectively referred to as the "Parent" in these notes to the consolidated financial statements. "DellEMC" refers to EMC Corporation, the wholly-owned subsidiary of Dell Inc. ("Dell") and the indirect wholly-owned subsidiary of Dell Technologies that directly and indirectly holds shares of our Class B common stock, whether before or after its acquisition by Dell Technologies. As of February 2, 2018, Dell Technologies owned 77.1% of our outstanding common stock.

  Basis of Presentation

        Our historical financial statements have been prepared on a basis in accordance with generally accepted accounting principles in the United States ("GAAP").

        Dell Technologies is our majority stockholder, and we are an indirect subsidiary. Therefore, our results of operations and financial position are consolidated with Dell Technologies' financial statements. Pushdown accounting was not applied as a result of the Dell Acquisition, and consequently no change in basis was reflected in our consolidated financial statements. Our historical financial information includes estimates and allocations of certain corporate functions historically provided to us by DellEMC, including tax, accounting, treasury, legal and human resources services and other general corporate expenses. These estimates and allocations of costs are considered reasonable by our management. Our historical results are not necessarily indicative of what our results of operations, financial position, cash flows or costs and expenses would have been had we been an independent entity during the historical periods presented or what our results of operations, financial position, cash flows or costs and expenses will be in the future when we are a publicly traded, stand-alone company.

        During the periods presented in the financial statements, we did not file separate U.S. tax returns, as we were generally included in the tax grouping of other Dell Technologies entities for U.S. federal tax

1. Description of Business and Basis of Presentation (continued)

purposes and in most U.S. state tax jurisdictions. The income tax benefit has been calculated using the separate return method. See Note 10 for more information.

  Fiscal Year

        Our fiscal year is the 52- or 53-week period ending on the Friday nearest January 31. Our 2016 fiscal year ("fiscal 2016") ended on January 29, 2016 and our 2018 fiscal year ("fiscal 2018") ended on February 2, 2018, and both fiscal years were 52-week periods. Our 2017 fiscal year ("fiscal 2017") ended on February 3, 2017 and was a 53-week period.

  Liquidity and Capital Resources

        We have incurred losses since inception, and as of February 2, 2018, had an accumulated deficit of $1,142.6 million. We incurred a net loss of $163.5 million in fiscal 2018 and used $116.5 million of cash for operating activities in fiscal 2018.

        On September 8, 2017, we entered into a credit agreement with Silicon Valley Bank and certain other banks named therein (the "Credit Agreement") for a senior secured revolving loan facility in an aggregate principal amount not to exceed $100.0 million (the "Revolving Facility"). We may also request from time to time, subject to certain conditions, increases in the commitments under the Revolving Facility in an aggregate amount of up to $50.0 million on the same maturity, pricing and other terms applicable to the then-existing commitments under the Revolving Facility. There can be no assurance that such increases will be available. Borrowings under the Revolving Facility are secured by our tangible assets. Our borrowing capacity under the Revolving Facility is based on our subscription revenue. The Credit Agreement will expire on September 8, 2020, unless it is terminated by us or an event of default has occurred prior to such date.

        We have historically funded our operations through equity financings and through the accumulation of a net payable due to DellEMC, which was subsequently converted into preferred stock, as discussed in Note 15. We expect that the Revolving Facility along with cash on hand and accounts receivable will support our operations and cash flow requirements for at least the next twelve months. The continued execution of our long-term business plan may require us to raise additional capital through the issuance of equity or debt instruments. While we have historically been successful in obtaining equity financing, there can be no assurance that such additional financing, if necessary, will be available or, if available, that such financings can be obtained on satisfactory terms. In the event our results do not meet our forecast, we can enact cost savings measures as necessary to ensure there is sufficient cash for operations.

2. Summary of Significant Accounting Policies

  Consolidation

        The consolidated financial statements and accompanying notes are prepared in accordance with GAAP and include our accounts and the accounts of our majority-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

  Fair Value Measurements

        The carrying amounts of our financial instruments, including cash equivalents, accounts receivable, accounts payable and accrued expenses, approximate their respective fair values due to their short-term nature.

2. Summary of Significant Accounting Policies (continued)

  Non-controlling Interest

        In October 2015, we and Telstra Corporation Limited ("Telstra") jointly established a new company, Pivotal Labs Sydney Pty Limited ("Pivotal Sydney"), in Australia. The financial results of Pivotal Sydney have been consolidated with our results for fiscal 2016, fiscal 2017 and fiscal 2018 as we are the controlling stockholder. The portion of the results of operations of Pivotal Sydney allocable to Telstra is shown as net loss (income) attributable to the non-controlling interest in our consolidated statements of operations for fiscal 2016, fiscal 2017 and fiscal 2018. Additionally, the cumulative portion of the results of operations of Pivotal Sydney allocable to Telstra, along with the interest in the net assets of Pivotal Sydney attributable to Telstra, is shown as a component of non-controlling interest on our consolidated balance sheets.

  Use of Accounting Estimates

        The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Estimates are revised as additional information becomes available. In the consolidated statements of operations, estimates are used when accounting for revenue arrangements, income taxes and the related valuation allowance and valuation of common stock options. In the consolidated balance sheet, estimates are used in determining the valuation and recoverability of assets, such as accounts receivable, fixed assets, deferred sales commissions, goodwill and other identifiable intangible assets, and estimates are used in determining the reported amounts of liabilities, including the impact of contingencies, all of which also impact the consolidated statements of operations. Actual results could differ from these estimates.

  Unaudited Pro Forma Information

        Immediately prior to the closing of a qualified initial public offering ("IPO") as defined in our certificate of incorporation, all outstanding shares of Series A and Series C-1 redeemable convertible preferred stock will be converted into Class B common stock, and all outstanding shares of Series B and Series C redeemable convertible preferred stock will be converted into Class A common stock.

        The accompanying pro forma consolidated balance sheet information as of February 2, 2018 has been prepared assuming the automatic conversion of all outstanding shares of redeemable convertible preferred stock into 295,758,103 shares of common stock.

        Unaudited pro forma net loss per share for fiscal 2018 has been computed to give effect to the automatic conversion of the redeemable convertible preferred stock into common stock as though the conversion had occurred as of the beginning of the period or the original date of issuance, if later.

  Revenue Recognition

        We elected to early adopt Accounting Standards Codification Topic 606, Revenue From Contracts With Customers ("ASC 606"), effective February 4, 2017, using the full retrospective transition method. Previously, we had recognized revenue under Accounting Standards Codification Topic 605, Revenue Recognition ("ASC 605"). Under this method, the consolidated financial statements for fiscal 2016 and fiscal 2017 are presented as if ASC 606 had been effective for those periods. We applied ASC 606 using a practical expedient where the transaction price allocated to the remaining performance obligations and an explanation of when we expect to recognize that amount as revenue for all reporting periods presented before the date of the initial application is not disclosed.

        The cumulative impact to our accumulated deficit as of January 31, 2015 as a result of the adoption of ASC 606 was a decrease of $18.1 million. The change arose primarily from an increase to capitalized

2. Summary of Significant Accounting Policies (continued)

deferred sales commissions and changes in the timing of revenue recognition for certain software arrangements. The impacts on the consolidated financial statements for fiscal 2016 and fiscal 2017 from the adoption of this standard are as follows:

Fiscal 2016	ASC 605	Change in Accounting Principle	ASC 606
Revenue	$284,863	$(3,989)	$280,874
Sales and marketing	$189,282	$(1,990)	$187,292
Net loss	$(280,673)	$(1,999)	$(282,672)
Deferred sales commissions, current	$19,743	$5,173	$24,916
Deferred sales commissions, noncurrent	$12,705	$1,239	$13,944
Deferred revenue, current	$108,848	$(5,430)	$103,418
Deferred revenue, noncurrent	$73,460	$(4,212)	$69,248
Accumulated deficit	$(762,602)	$16,054	$(746,548)

Fiscal 2017	ASC 605	Change in Accounting Principle	ASC 606
Revenue	$418,521	$(2,254)	$416,267
Sales and marketing	$193,787	$535	$194,322
Net loss	$(230,077)	$(2,789)	$(232,866)
Deferred sales commissions, current	$29,544	$4,294	$33,838
Deferred sales commissions, noncurrent	$18,046	$1,583	$19,629
Deferred revenue, current	$182,439	$(5,463)	$176,976
Deferred revenue, noncurrent	$67,581	$(1,925)	$65,656
Accumulated deficit	$(992,350)	$13,265	$(979,085)

        In accordance with ASC 606, revenue is recognized when a customer obtains control of promised services, consisting of subscriptions of our software platform, professional services and historical software products sold on a perpetual license basis. The amount of revenue recognized reflects the consideration that we expect to be entitled to receive in exchange for these services. We apply the following five steps to recognize revenue:

        1)     Identify the contract with a customer. We consider the terms and conditions of our contracts to identify contracts under ASC 606. We consider that we have a contract with a customer when the contract is approved, we can identify each party's rights regarding the services to be transferred, we can identify the payment terms for the services, we have determined the customer has the ability and intent to pay, and the contract has commercial substance. We use judgment in determining the customer's ability and intent to pay, which is based upon factors including the customer's historical payment experience or, for new customers, credit and financial information pertaining to the customers.

        2)     Identify the performance obligations in the contract. Performance obligations in our contracts are identified based on the services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the service either on its own or together with other resources that are readily available from third parties or from us, and are distinct in the context of the contract, whereby the transfer of the services is separately identifiable from other promises in the contract. Our performance obligations consist of (i) subscriptions consisting of (a) licenses, (b) post contract support ("PCS"), which includes real-time support and online access to documentation, technical resources and discussion forums and (c) rights to continued delivery of unspecified upgrades, major releases and patches, (ii) professional services and (iii) other software offerings consisting of licenses and maintenance.

2. Summary of Significant Accounting Policies (continued)

        3)     Determine the transaction price. We determine transaction price based on the consideration to which we expect to be entitled in exchange for transferring services to the customer. In determining the transaction price, any variable consideration would be considered, to the extent applicable, if, in our judgment, it is probable that a significant future reversal of cumulative revenue under the contract will not occur. None of our contracts contain a significant financing component.

        4)     Allocate the transaction price to performance obligations in the contract. If the contract contains a single performance obligation, the entire transaction price is allocated to that performance obligation. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative standalone selling price ("SSP"). The transaction price in our subscription offering is allocated to the performance obligations that are rendered over time.

        5)     Recognize revenue when or as we satisfy a performance obligation. Revenue is recognized at the time the related performance obligation is satisfied by transferring the promised services to a customer. We recognize revenue when we transfer control of the services to our customers for an amount that reflects the consideration that we expect to receive in exchange for those services. All revenue is generated from contracts with customers. For subscription arrangements, we also provide PCS and continuous unspecified upgrades, major releases and patches over the course of the subscription term, and services are therefore delivered over the life of the contract.

  Subscription

        We generate revenue from subscription sales of our software platform. The subscription offering provides customers with a term-based license to our platform, which includes, among other items, open-source software, support, security updates, enhancements, upgrades and compatibility to certified systems, all of which are offered on an if and when available basis. The fixed consideration related to subscription revenue is recognized ratably over the contract term beginning on the date that our platform is made available to the customer.

        The typical subscription term is one to three years. Our contracts are non-cancelable over the contract term. Customers have the right to terminate their contracts generally only if we breach the contract and we fail to remedy the breach in accordance with the contractual terms.

        Subscription revenue also includes certain historical software products that are sold on a perpetual license basis. Software revenue is recognized when the product is delivered to the customer. The risk of loss transfers and acceptance of the software license occurs when the license is made available for download. Perpetual license revenue represented less than 10% of total revenue in fiscal 2016 and was 2% or less of total revenue in fiscal 2017 and fiscal 2018.

  Services

        Services revenue is primarily derived from our Labs offering, as well as implementation and other professional services. To a lesser extent, services revenue also includes revenue from maintenance and support from perpetual licenses associated with our legacy data and application products. Labs, implementation and other services revenue are provided on a time and materials basis and recognized over time as services are delivered. Maintenance revenue related to legacy software licenses is recognized ratably over the term as the obligation to the customer is fulfilled.

2. Summary of Significant Accounting Policies (continued)

  Contracts with Multiple Performance Obligations

        Most of our contracts with customers contain multiple promised services consisting of (i) our subscriptions and (ii) our services that are distinct and accounted for separately. The transaction price is allocated to the separate performance obligations on a relative SSP basis. We determine SSP based on our overall pricing and discounting objectives, taking into consideration the geographical region of the customer, type of offering, and value of contracts for the type of subscription and services sold.

  Variable Consideration

        Revenue from sales is recorded at the net sales price, which is the transaction price, and includes estimates of variable consideration. The amount of variable consideration that is included in the transaction price is constrained, and is included in the net sales price only to the extent that it is probable that a significant reversal in the amount of the cumulative revenue will not occur when the uncertainty is resolved.

        We provide support to our customers on an ongoing basis throughout the subscription term. Fees paid for support are non-refundable. Customers must deploy the then-current major release of our software to receive support. We do not offer refunds, rebates or credits to our customers in the normal course of business. The impact of other forms of variable consideration has not been material in the periods presented.

  Sales through Agency Arrangements with Strategic Partners

        We have separate agency arrangements with DellEMC and VMware where each party markets and jointly sells our subscriptions and related services to customers. Based on these agency agreements, DellEMC and VMware invoice our customers and collect invoiced amounts on our behalf. We bear the collectability risk if customers default on payments.

        In fiscal 2016, revenue was recognized net of agency fees, as we were only entitled to receive the net amount of each customer transaction from DellEMC and VMware. We paid them $13.0 million in fiscal 2016, which is recorded as a reduction to revenue over the term of the underlying customer arrangements. In fiscal 2017, our agency arrangement with DellEMC was amended, and we concluded that based upon this amendment we were the principal of the transaction, and therefore, revenue is recognized on a gross basis. We paid DellEMC $6.4 million and $6.9 million in fiscal 2017 and fiscal 2018, respectively, which was initially recorded as deferred sales commissions on the consolidated balance sheets and recognized as sales and marketing expense over the term of the underlying customer arrangements. In fiscal 2017, we paid VMware $3.4 million, which was a reduction to revenue over the term of the underlying customer arrangements. In fiscal 2018, our agency arrangement with VMware was amended, and we concluded that based upon this amendment we were the principal of the transaction, and therefore, revenue was recognized on a gross basis. We paid VMware $1.4 million in fiscal 2018, which has been recorded as deferred sales commissions on the consolidated balance sheets and recognized as sales and marketing expense over the term of the underlying customer arrangements.

        No partners, other than DellEMC and VMware, are parties to our contractual arrangements with our customers.

  Disaggregation of Revenue

        We sell our subscription contracts and related services to customers located in two primary geographical markets: the United States and International. No country other than the United States

2. Summary of Significant Accounting Policies (continued)

represented 10% or more of our revenue in fiscal 2016, fiscal 2017 and fiscal 2018. See Note 17 for more information.

  Deferred Revenue

        Contract liabilities consist of deferred revenue and include payments received in advance of performance under the contract. Such amounts are recognized as revenue over the contractual period. During fiscal 2016, fiscal 2017 and fiscal 2018 we recognized revenue of $82.2 million, $103.4 million and $177.0 million respectively, which was included in the corresponding deferred revenue balance at the beginning of the reporting periods presented.

        We receive payments from customers based upon contractual billing schedules; accounts receivable are recorded when the right to consideration becomes unconditional. We generally bill our customers annually in advance, although for our multi-year contracts, some customers prefer to pay the full multi-year contract amount in advance. Payment terms on invoiced amounts are typically 30 to 90 days. Contract assets include amounts related to our contractual right to consideration for both completed and partially completed performance obligations that may not have been invoiced; such amounts have been insignificant to date.

  Costs to Obtain and Fulfill a Contract

        We capitalize sales commissions and agency fees that are incremental to the acquisition of all contracts with customers. These costs are recorded as deferred sales commissions on the consolidated balance sheets. We determine whether costs should be deferred based on our sales compensation plans and agency agreements when the costs are in fact incremental and would not have occurred absent the customer contract. The deferred commission amounts are recoverable through the future revenue streams under the non-cancelable customer contracts.

        Commissions paid upon the acquisition of an initial contract and any subsequent renewals are amortized over an estimated period of benefit which has been determined to be the contract term for subscription arrangements and expected service delivery period for professional services. A longer amortization period is not applied as the commission rates paid on initial and renewal sales are commensurate. Amortization is recognized on a straight-line basis and included in sales and marketing expense in the consolidated statements of operations. We periodically review these deferred costs to determine whether events or changes in circumstances have occurred that could impact the period of benefit of these deferred sales commissions. There were no material impairment losses for deferred sales commissions for fiscal 2016, fiscal 2017 and fiscal 2018.

2. Summary of Significant Accounting Policies (continued)

        The following table presents a rollforward of our deferred sales commissions (in thousands):

	Fiscal Year Ended
	January 29, 2016	February 3, 2017	February 2, 2018
Beginning balance	$18,467	$38,860	$53,467
Additions to deferred sales commissions	44,428	53,401	55,804
Amortization of deferred sales commissions	(24,035)	(38,794)	(45,444)

Ending balance	$38,860	$53,467	$63,827

Deferred sales commissions, current	$24,916	$33,838	$38,937
Deferred sales commissions, noncurrent	13,944	19,629	24,890

Total deferred sales commissions	$38,860	$53,467	$63,827

  Remaining Performance Obligations

        The typical contract term for subscription contracts is one to three years, while the contract term for professional services is generally less than twelve months. Our contracts are non-cancelable over the contractual term. As of February 3, 2017, the aggregate amount of the transaction price allocated to billed and unbilled remaining performance obligations for subscriptions and services for which revenue has not yet been recognized was approximately $475 million. As of February 2, 2018, the aggregate amount of the transaction price allocated to billed and unbilled remaining performance obligations for subscriptions and services for which revenue has not yet been recognized was approximately $820 million. We expect to recognize approximately 50% of the transaction price as subscription or services revenue over the next 12 months and the remainder thereafter.

  Foreign Currency Translation

        The local currency is the functional currency of our subsidiaries, with the exception of Ireland, which uses the U.S. dollar. Assets and liabilities are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Income and expense items are translated at daily rates. Gains and losses from foreign currency transactions are included in other expense, net, in the consolidated statements of operations. Foreign currency translation adjustments are included in other comprehensive loss.

  Cash and Cash Equivalents

        Cash and cash equivalents are stated at carrying value, which approximate fair value, and include highly liquid investments with a maturity of 90 days or less at the time of purchase. Cash equivalents balances as of fiscal 2017 and fiscal 2018 were not material.

  Accounts Receivable and Allowance for Doubtful Accounts

        Trade accounts receivable are recorded at the invoiced amount, net of allowance for doubtful accounts. We maintain an allowance for doubtful accounts for the estimated probable losses on uncollectible accounts receivable. The allowance is determined by assessing the creditworthiness of our customers, our collections history, the age of the receivable and current market and economic conditions. For sales invoiced and collected through DellEMC and VMware, credit risk associated with customers is assumed by us. For details of the arrangements with DellEMC and VMware, see Note 15. The allowance for doubtful accounts is presented as a reduction in accounts receivable on the consolidated balance sheets. Uncollectible amounts are charged against the allowance account, and

2. Summary of Significant Accounting Policies (continued)

the write-offs were not material in the periods presented. The following table presents a rollforward of our allowance for doubtful accounts (in thousands):

	Fiscal Year Ended
	February 3, 2017	February 2, 2018
Beginning balance	$1,742	$4,067
Provision for doubtful accounts	2,325	1,251
Cash recovered on previously reserved amounts	—	(1,478)
Amounts written off	—	(576)

Ending balance	$4,067	$3,264

  Property, Plant and Equipment

        Property, plant and equipment are recorded at cost, net of accumulated depreciation and impairment, if any. Depreciation commences when the asset is placed in service and is recognized on a straight-line basis over the estimated useful lives of the assets, or the shorter of their estimated useful lives or lease term for leasehold improvements, as follows:

Estimated useful life
Furniture and fixtures	5 - 10 years
Equipment	3 - 5 years
Software	3 - 7 years
Leasehold improvements	5 - 10 years

        Upon retirement or disposition, the asset cost and related accumulated depreciation are derecognized with any gain or loss recognized in the consolidated statements of operations. Repair and maintenance costs are expensed as incurred.

  Research and Development Expense

        Research and development costs are expensed as incurred. Research and development expense consists primarily of personnel costs, including salaries, benefits, bonuses and stock-based compensation, cloud infrastructure costs related to our research and development efforts and allocated overhead costs.

  Intangible Assets and Goodwill

        Intangible assets include developed technology, trademarks and trade names, customer relationships and customer lists and non-competition agreements. Intangible assets include those intangible assets contributed by DellEMC and VMware upon our formation that are not yet fully amortized as of February 3, 2017 and February 2, 2018, as well as intangible assets from our acquisitions of businesses. Intangible assets are amortized based on either the pattern in which the economic benefits of the intangible assets are estimated to be realized or on a straight-line basis, which

2. Summary of Significant Accounting Policies (continued)

approximates the economic benefit pattern. The estimated useful lives of intangible assets are as follows:

Estimated useful life
Customer relationships	6 - 20 years
Developed technology	4 - 9 years
Trademarks and trade names	7 - 10 years
Non-compete agreements	7 years

        Finite-lived intangible assets are reviewed for impairment on a quarterly basis. When events or changes indicate the carrying amount of an asset may not be recoverable, recoverability of these assets is measured by comparison of their carrying amount to future undiscounted cash flows to be generated. If impairment is indicated based on a comparison of the assets' carrying values and the undiscounted cash flows, the impairment loss is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. There were no impairment charges in the periods presented.

        Goodwill includes goodwill generated by our acquisitions of businesses as well as goodwill related to our formation. In conjunction with our formation, DellEMC and VMware contributed approximately $635 million of goodwill that represented the carrying values of the underlying contributed businesses that continue to operate as of fiscal 2018. Goodwill is not amortized and is carried at its historical cost. Goodwill is tested for impairment on an annual basis in the fourth fiscal quarter, or sooner if an indicator of impairment occurs. To determine whether goodwill is impaired, we first assess certain qualitative factors. Based on this assessment, if it is determined more likely than not that the fair value of a reporting unit is less than its carrying amount, we perform the quantitative analysis of the goodwill impairment test. For the quantitative analysis, we compare the fair value of our reporting units to their carrying values. If the estimated fair value exceeds book value, goodwill is considered not to be impaired and no additional steps are necessary. However, if the fair value of the reporting unit is less than book value, then under the second step the carrying amount of the goodwill is compared to its implied fair value. There were no impairment charges in the fiscal periods presented.

  Cost Method Investment

        In fiscal 2017, we invested $1.6 million in Series A preferred stock of an early stage start-up company. The investment has been accounted for on a cost basis and included within other assets on the consolidated balance sheets. There were no impairment charges in the fiscal periods presented.

  Deferred Offering Costs

        Deferred offering costs are capitalized and consist of fees and expenses incurred in connection with the anticipated sale of our common stock in an IPO, including the legal, accounting, printing and other IPO-related costs. Upon completion of the IPO, these deferred IPO costs will be reclassified to stockholders' equity (deficit) and recorded against the proceeds from the offering. Should the planned IPO be abandoned, the deferred offering costs will be expensed immediately as a charge to operating expenses in the consolidated statement of operations. As of February 2, 2018, deferred offering costs of $1.2 million were recorded in other assets, noncurrent and in accrued expenses in the consolidated balance sheet. We did not record any deferred offering costs as of February 3, 2017.

2. Summary of Significant Accounting Policies (continued)

  Advertising

        Advertising costs are expensed as incurred. Advertising expense was $2.6 million, $3.0 million and $3.9 million in fiscal 2016, fiscal 2017 and fiscal 2018 respectively.

  Income Taxes

        When we were formed in April 2013, we had no foreign tax credits, research and development credits or net operating loss carryforwards. In the years subsequent to formation, our income tax expense and deferred tax balances have been recorded as if we had filed on a separate return basis. Additionally, we have determined that the separate return domestic deferred tax assets and certain foreign deferred tax assets are not more likely than not to be realized in the future, and consequently, a valuation allowance has been recorded against those assets. Since our formation until the closing of Dell Technologies' acquisition of EMC Corporation, our U.S. federal and state net operating losses and research credits and foreign tax credits were applied against DellEMC's consolidated returns as we were included in DellEMC's consolidated U.S. federal and state income tax returns. See Note 10 for more information.

        We are required to estimate a provision for income taxes in each of the jurisdictions in which we operate. This process involves estimating the actual current tax exposure in each jurisdiction, including assessing the risks associated with tax audits, together with assessing temporary differences resulting from the different treatment of items for tax and financial reporting purposes. These differences result in deferred tax assets and liabilities, which are included within the consolidated balance sheets. We assess the likelihood that the deferred tax assets will be realized through future taxable income and record a valuation allowance to reduce gross deferred tax assets to an amount we believe is more likely than not to be realized. In the event that actual results differ from these estimates, the provision for income taxes could be materially impacted.

        On December 22, 2017, the United States passed the law commonly known as the Tax Cuts and Jobs Act (the "TCJA" or "Tax Reform"). The legislation significantly changes U.S. tax law by, among other things, lowering corporate income tax rates, implementing a territorial tax system, imposing a transition tax on deemed repatriated earnings of foreign subsidiaries, and imposing a minimum tax on future foreign earnings. The TCJA permanently reduces the U.S. corporate income tax rate from a maximum of 35% to a flat 21% rate, effective for tax years beginning on or after January 1, 2018. The SEC staff issued Staff Accounting Bulletin No. 118 ("SAB 118") to address the application of U.S. GAAP in situations when a registrant does not have the necessary information available, prepared, or analyzed in reasonable detail to complete the accounting for certain income tax effects of the TCJA. We have recognized the revaluation of deferred tax assets and liabilities and included these amounts in our consolidated financial statements for the year ended February 2, 2018. We do not expect to owe any transition tax as we have deficits in our foreign earnings. The ultimate impact may differ from these provisional amounts, possibly materially, due to, among other things, additional analysis, changes in interpretations and assumptions we have made, additional regulatory guidance that may be issued, and actions we may take as a result of Tax Reform. Our accounting for income tax is expected to be complete when the fiscal 2018 U.S. corporate income tax return is filed later in 2018.

  Accounting for Stock-Based Compensation

        We use the Black-Scholes option-pricing model to determine the fair value of our stock option awards. Compensation expense, net of estimated forfeiture activity, is recognized on a straight-line basis over the awards' vesting periods.

2. Summary of Significant Accounting Policies (continued)

        Our stock-based compensation includes awards related to our stock and awards previously granted by DellEMC and VMware to certain of our employees who transferred to our company at our formation and during subsequent years. These employees have been allowed to retain and vest in their historical DellEMC or VMware awards, in each case, so long as they remain employed by us and such awards are outstanding. These historical awards are recorded as stock-based compensation expense and as an investment from DellEMC or VMware in our consolidated financial statements, and are recognized on a straight-line basis.

        In connection with the Dell Acquisition in fiscal 2017, vesting for all outstanding DellEMC stock options and restricted stock units was automatically accelerated on the last trading day prior to the effective date of the Dell acquisition. The expense associated with accelerated DellEMC awards held by our employees was $2.6 million and was recorded as stock-based compensation expense in the consolidated statement of operations in fiscal 2017.

  Net Loss per Share Attributable to Common Stockholders

        Basic net loss per share is based on the weighted-average effect of all common shares issued and outstanding and is calculated by dividing net loss attributable to common stockholders by the weighted-average shares outstanding during the period. Diluted net loss per share is calculated by dividing net loss by the weighted-average number of common shares used in the basic loss per share calculation plus the number of common shares that would be issued assuming exercise or conversion of all potentially dilutive instruments. We exclude equity instruments from the calculation of diluted loss per share if the effect of including such instruments is anti-dilutive. Since we are in a net loss position for all periods presented, basic net loss per share is the same as diluted net loss per share for all periods as the inclusion of all potentially dilutive securities outstanding would have been anti-dilutive.

  Concentration of Risk

        Our financial instruments that are exposed to concentration of credit risk consist primarily of cash and cash equivalents and trade account receivables. Cash deposits may be in excess of insured limits. We believe that the financial institutions that hold our cash deposits are financially sound and, accordingly, minimal credit risk exists with respect to these balances.

        As of February 3, 2017 and February 2, 2018 no individual customer represented 10% or more of accounts receivable. No individual customer represented 10% or more of revenue for fiscal 2016, fiscal 2017 or fiscal 2018.

        DellEMC and VMware invoice our customers and collect invoiced amounts on our behalf. As of February 3, 2017 and February 2, 2018, $81.1 million and $83.3 million invoiced on our behalf by DellEMC and VMware was recorded in accounts receivable.

  Recently Issued Accounting Pronouncements

        Compensation—Stock Compensation—In March 2016, the FASB issued ASU No. 2016-09, "Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Accounting." The update simplifies the income tax accounting and cash flow presentation related to share-based compensation by requiring the recognition of all excess tax benefits and deficiencies directly on the income statement and classification as cash flows from operating activities on the statement of cash flows. This update also makes several changes to the accounting for forfeitures and employee tax withholding on share-based compensation. We adopted ASU 2016-09 in fiscal 2018 and

2. Summary of Significant Accounting Policies (continued)

the impact was immaterial. We are continuing to apply an estimate for our forfeitures when determining stock based compensation expense.

        Leases—In February 2016, the Financial Accounting Standards Board ("the FASB") issued Accounting Standards Update ("ASU") No. 2016-02, "Leases (Topic 842)," which requires lessees to recognize most lease liabilities on their balance sheets but recognize the expenses on their income statements in a manner similar to current practice. The update states that a lessee would recognize a lease liability for the obligation to make lease payments and a right-to-use asset for the right to use the underlying asset for the lease term. Companies are required to use a modified retrospective approach for leases that exist or are entered into after the beginning of the earliest comparative period in the financial statements. The update is effective for annual and interim periods beginning with our fiscal 2020, and early adoption is permitted. We continue to evaluate the impact of this guidance on our consolidated financial statements and related disclosures, but expect that most of our operating lease commitments will be subject to the new standard and recognized as operating lease liabilities and right-of-use assets upon adoption.

        Statement of Cash Flows—In August 2016, the FASB issued ASU No. 2016-15, "Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (a consensus of the FASB Emerging Issues Task Force)." The update was issued with the objective of reducing the existing diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows under Topic 230 and other topics. The update is effective beginning with our fiscal 2019, including interim periods within that fiscal year. We are currently evaluating the impact of this guidance on our consolidated financial statements.

        Business Combinations—In January 2017, the FASB issued ASU No. 2017-01, "Business Combinations (Topic 805): Clarifying the Definition of a Business," which clarifies when transactions should be accounted for as acquisitions (or disposals) of assets or business. This update is effective for us beginning with our fiscal 2019. Early adoption is permitted for transactions not previously reported in issued financial statements. We anticipate that the adoption of this guidance will result in more transactions being accounted for as asset acquisitions rather than business acquisitions.

        Intangibles—Goodwill and Other—In January 2017, the FASB issued ASU No. 2017-04, "Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment." ASU 2017-04 eliminates Step 2 of the goodwill impairment test, which required us to determine the implied fair value of goodwill by allocating the reporting unit's fair value to each of its assets and liabilities as if the reporting unit was acquired in a business acquisition. Instead, the updated guidance requires an entity to perform its annual or interim goodwill impairment test by comparing the fair value of the reporting unit to its carrying value, and recognizing a non-cash impairment charge for the amount by which the carrying value exceeds the reporting unit's fair value with the loss not exceeding the total amount of goodwill allocated to that reporting unit. The updated guidance is effective for us for annual and interim periods beginning with our fiscal 2021, with early adoption permitted, and will be applied on a prospective basis. We do not expect that the adoption of this guidance will have a material impact on our consolidated financial statements.

        Compensation—Stock Compensation—In May 2017, the FASB issued ASU No. 2017-09, "Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting." The update provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting under Topic 718. The updated guidance is effective for us beginning with our fiscal 2019. We do not expect that the adoption of this guidance will have a material impact on our consolidated financial statements.

3. Non-controlling Interest

        In October 2015, we and Telstra jointly established a new company, Pivotal Sydney, in Australia. Pivotal Sydney was established with cash contributions from both parties and is 80% owned by us. The non-controlling interest's share of Pivotal Sydney is reflected in the consolidated financial statements.

4. Property, Plant and Equipment

        Property, plant and equipment consisted of the following (in thousands):

	February 3, 2017	February 2, 2018
Furniture and fixtures	$5,624	$5,961
Equipment	17,817	19,723
Software	3,023	5,423
Leasehold improvements	19,873	37,796

Total property, plant and equipment	46,337	68,903
Accumulated depreciation	(17,346)	(36,918)

Property, plant and equipment, net	$28,991	$31,985

        Depreciation expense recorded in the consolidated statements of operations was $5.7 million, $9.0 million and $11.0 million in fiscal 2016, fiscal 2017 and fiscal 2018, respectively.

5. Business Combinations

        During fiscal 2016, we acquired all of the outstanding capital stock of a software and services company based in London. This acquisition complemented and expanded our Cloud Foundry expertise globally, and specifically, in the Europe, Middle East and Asia region. The acquisition was accounted for as a business combination.

        The purchase price, net of cash acquired, was $13.4 million, all of which was paid for in cash consideration. Transaction costs of $0.3 million were incurred for financial, advisory, legal and accounting services. The purchase price was allocated to the assets acquired and the liabilities assumed based on estimated fair values as of the acquisition date as follows (in thousands):

Amount
Accounts receivable	$814
Property, plant and equipment	7
Intangible assets—Developed technology	660
Goodwill	12,664
Other liabilities	(640)
Deferred income taxes	(132)

Total	$13,373

        The intangible assets were valued based on replacement cost methodologies. The total weighted-average amortization period for intangible assets is 3.5 years. The intangible assets are being amortized on a straight-line basis, which approximates the economic use of the underlying assets. The goodwill is not deductible for U.K. income tax purposes.

        Also during fiscal 2016, we acquired two businesses for aggregate cash consideration of $8.1 million. The consideration was allocated to the fair value of the assets acquired and liabilities assumed based on estimated fair values as of the respective acquisition dates. The aggregate allocation to goodwill, intangible assets and net assets was $4.7 million, $3.2 million and $0.2 million, respectively.

5. Business Combinations (continued)

        During fiscal 2017, we acquired a business for aggregate cash consideration of $7.8 million. The consideration was allocated to the fair value of the assets acquired and liabilities assumed based on estimated fair values as of the acquisition date. The aggregate allocation to goodwill and intangible assets was $7.3 million and $0.5 million, respectively.

        Goodwill from these acquisitions is calculated as the excess of the consideration over the fair value of the net assets, including intangible assets, and is primarily related to expected synergies from the transactions including complementary products that will enhance our overall product portfolio and expected synergies including developing customer relationships. The goodwill can be deductible for U.S. federal and international income tax purposes.

        The results of these acquisitions have been included in the consolidated financial statements from the date of purchase. Pro forma results of operations and historical results of operations subsequent to purchase have not been presented as the results and financial positions of, and the purchase prices for, the acquired companies were not material, individually or in the aggregate, to our financial position or results of operations as of or for the years ended January 29, 2016, February 3, 2017 or February 2, 2018.

6. Intangible Assets and Goodwill

  Intangible Assets

        Intangible assets, excluding goodwill, consist of (in thousands):

	February 3, 2017
	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Purchased technology	$90,198	$(82,241)	$7,957
Trademarks and tradenames	12,900	(8,999)	3,901
Customer relationships and customer lists	55,800	(29,846)	25,954
Other	2,750	(2,750)	—

Intangible assets	$161,648	$(123,836)	$37,812

	February 2, 2018
	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Purchased technology	$90,198	$(87,153)	$3,045
Trademarks and tradenames	12,900	(10,291)	2,609
Customer relationships and customer lists	55,800	(34,803)	20,997
Other	2,750	(2,750)	—

Intangible assets	$161,648	$(134,997)	$26,651

6. Intangible Assets and Goodwill (continued)

        Amortization expense on intangible assets was $20.0 million, $15.6 million and $11.2 million in fiscal 2016, fiscal 2017 and fiscal 2018, respectively. As of February 2, 2018, amortization expense on intangible assets for the next five fiscal years is expected to be as follows (in thousands):

Fiscal year	Amortization Expense
2019	$6,708
2020	4,796
2021	2,868
2022	2,181
2023	1,941
Thereafter	8,157

  Goodwill

        Changes in the carrying amount of goodwill, including from our formation and acquisitions occurring prior to fiscal 2017, on a consolidated basis for fiscal 2017 and fiscal 2018 consist of the following (in thousands):

	Fiscal Year end
	February 3, 2017	February 2, 2018
Balance, beginning of year	$688,959	$696,226
Goodwill from acquisitions	7,267	—

Balance, end of year	$696,226	$696,226

        An assessment of the recoverability of goodwill is performed, at least annually, in the fourth quarter of each fiscal year. The assessment is performed at the reporting unit level. Authoritative accounting guidance allows companies the option to assess qualitatively whether it is necessary to perform step one of the two step goodwill impairment test. In assessing the qualitative factors, we considered the following: (1) changes in industry, market conditions, and competitive environment, (2) changes in our enterprise value, taking into consideration the financial metrics of our peer companies, (3) budget-to-actual performance from prior year and (4) other factors such as changes in regulation. For fiscal 2017 and fiscal 2018, the qualitative assessment was performed to determine whether a quantitative assessment was necessary, and it was determined there were no indicators of potential impairment.

7. Fair Value of Financial Assets and Liabilities

        Our estimate of fair value for financial assets and financial liabilities is based on the framework established in the fair value accounting guidance. The framework is based on the inputs used in valuation, gives the highest priority to quoted prices in active markets and requires that observable inputs be used in the valuations when available. Management determines fair value using the following hierarchy:

  •
  Level 1—Quoted prices in active markets for identical assets or liabilities.

  •
  Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

7. Fair Value of Financial Assets and Liabilities (continued)

  •
  Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

        Our cash equivalents are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. These instruments include money market funds.

8. Accrued Expenses

        Accrued expenses consisted of the following (in thousands):

	February 3, 2017	February 2, 2018
Accrued salaries and benefits	$22,256	$30,389
Accrued commissions	4,158	16,619
Other	15,159	17,243

Accrued expenses	$41,573	$64,251

9. Debt

        On September 8, 2017, we entered into a credit agreement and related security agreement with Silicon Valley Bank and certain other banks named therein for a senior secured revolving loan facility in an aggregate principal amount not to exceed $100.0 million (the "Revolving Facility"). Borrowings under the Revolving Facility are secured by our tangible assets. Our borrowing capacity under the Revolving Facility is based on subscription revenue. The Revolving Facility has a maturity date of September 8, 2020, unless it is terminated by us or an event of default has occurred prior to such date. The Revolving Facility limits our and our subsidiaries' ability to, among other things: incur additional indebtedness; incur liens or guarantee obligations; pay dividends or make other distributions; make acquisitions and other investments; dispose of assets; and engage in transactions with affiliates except on an arms-length basis.

        Any borrowings under the Revolving Facility may be drawn, at our option, as Eurodollar or Alternate Base Rate ("ABR") loans. ABR loans bear interest at a rate equal to the greatest of (i) the prime rate, (ii) the federal funds rate plus 0.50% and (iii) 3.00%, in each case plus a margin ranging from 0% to 0.50%. Eurodollar loans bear interest at a rate equal to an adjusted LIBOR rate plus a margin ranging from 3.00% to 3.50%. The margins on outstanding borrowings are determined based on our average daily usage of the Revolving Facility. In addition, we are obligated to pay an unused commitment fee and other fees.

        At February 2, 2018, $20.0 million was outstanding under the Revolving Facility. The weighted average interest rate on the outstanding borrowings under the Revolving Facility was 4.5% for fiscal 2018.

        We have the option to repay any borrowings under the Revolving Facility prior to maturity without penalty. The Revolving Facility contains customary representations and warranties and requires us to comply with certain covenants, including financial covenants relating to our operating performance and liquidity. We were in compliance with these financial covenants as of February 2, 2018.

        We may also request, subject to certain conditions, increases in the commitments under the Revolving Facility in an aggregate amount of up to $50.0 million on the same maturity, pricing and other terms applicable to the then-existing commitments under the Revolving Facility. There can be no assurance that such increases will be available.

10. Income Taxes

        We began the fiscal year ended January 31, 2014 ("fiscal 2014") with no foreign tax credits, research and development credits or net operating loss carryforwards. Since fiscal 2014, our U.S. federal and state net operating losses and research credits and foreign tax credits have been fully applied against the consolidated returns of DellEMC or Dell Technologies as we were included in the consolidated U.S. federal and state income tax returns of DellEMC and, after Dell Technologies' acquisition of EMC Corporation, of Dell Technologies. Certain events such as a merger, sale, additional investment or this public offering could cause us to leave the consolidated Dell Technologies federal income tax return (a "deconsolidation event"). Upon a deconsolidation event, we will leave the consolidated Dell Technologies federal and certain state income tax returns. If such event had occurred on February 2, 2018, our federal net operating loss carryforwards would have been $0, our state net operating loss carryforwards would have been as low as $95.7 million, and our foreign net operating loss carryforwards would have been $226.5 million, all of which would be fully offset by a valuation allowance.

        For purposes of the consolidated financial statements, our income tax expense and deferred tax balances have been recorded as if we had filed on a separate return basis.

        On February 8, 2017, we signed a Tax Sharing Agreement ("TSA") with Dell Technologies. The primary impact of the TSA is that we will be compensated for our losses to the extent those losses generate a tax benefit by reducing the tax liability or increasing the tax benefit carryforward of the Dell group for U.S. federal and/or state tax purposes. Conversely, if our separate company income creates a tax detriment by increasing the tax liability or decreasing the tax benefit carryforward of the Dell group for U.S. federal and/or state tax purposes, we will compensate Dell Technologies for such amount. See Note 15 for further information.

        The adoption of the TCJA increased the amount due from Dell Technologies under the TSA to approximately $50 million as we now expect to be fully reimbursed for our fiscal 2018 domestic losses. Of the $50 million, approximately $20 million was received in cash during the year ended February 2, 2018 and $30 million is included in Due from Parent in the consolidated balance sheets. This amount is provisional based on SAB 118. We will not have a tax liability under the transition tax as we have deficits in our foreign earnings. However, Dell Technologies will be able to benefit from our foreign deficits which will reduce their transition tax. Due to the complexities involved in determining the ultimate net impact of our deficits on Dell Technologies' tax liability, we are currently unable to estimate the amount of reimbursement we will ultimately receive and have not recorded any amount for this receivable pursuant to the TSA.

        The TCJA also provided a one-time tax benefit of $7.4 million due to a change in the net operating loss carryforward for current and future losses from finite lived assets to indefinite lived assets. Indefinite lived losses are now available to offset indefinite lived intangibles which reduced our need for a valuation allowance on our U.S. deferred tax assets. In addition, we had a reduction in our deferred tax assets of $96.1 million due to the U.S. federal rate change from 35% to 21%, which was fully offset by a valuation allowance.

10. Income Taxes (continued)

        The components of pre-tax loss for fiscal 2016, fiscal 2017 and fiscal 2018 are as follows (in thousands):

	Fiscal Year Ended
	January 29, 2016	February 3, 2017	February 2, 2018
United States	$(181,635)	$(163,614)	$(118,356)
International	(97,270)	(66,638)	(47,795)

Loss before income taxes	$(278,905)	$(230,252)	$(166,151)

        The benefit from (provision for) income taxes for fiscal 2016, fiscal 2017 and fiscal 2018 consisted of the following (in thousands):

	Fiscal Year Ended
	January 29, 2016	February 3, 2017	February 2, 2018
Federal:
Current	$(12)	$—	$—
Deferred	(1,162)	(1,208)	5,708

Total	(1,174)	(1,208)	5,708
State:
Current	(116)	(47)	(32)
Deferred	(39)	(114)	537

Total	(155)	(161)	505
Foreign:
Current	(2,988)	(1,353)	(4,300)
Deferred	550	108	724

Total	(2,438)	(1,245)	(3,576)

Benefit from (provision for) income taxes	$(3,767)	$(2,614)	$2,637

        The fiscal 2016 and fiscal 2017 tax expense of $3.8 million and $2.6 million, respectively, was primarily due to foreign taxes due in profitable jurisdictions and U.S. federal deferred tax expense for the amortization of tax-deductible goodwill. The fiscal 2018 tax benefit of $2.6 million is the result of a one-time tax benefit of $7.4 million due to changes in the TCJA partially offset by foreign taxes due in our profitable jurisdictions.

10. Income Taxes (continued)

        A reconciliation of our income tax benefit (provision) to the statutory federal tax rate is as follows (in thousands, except for rates):

	Fiscal 2016 Pre-Tax Net Loss	Fiscal 2016 Tax	Fiscal 2016 Rate %
Statutory federal tax rate	$(278,905)	$97,617	35.0%
State taxes, net of federal taxes		7,897	2.8%
Tax rate differential for international jurisdictions and other international-related tax items		(30,284)	(10.9)%
U.S. tax credits		1,557	0.6%
Permanent items		(3,307)	(1.2)%
Valuation allowance		(79,084)	(28.4)%
Other		1,837	0.7%

Total		$(3,767)	(1.4)%

	Fiscal 2017 Pre-Tax Net Loss	Fiscal 2017 Tax	Fiscal 2017 Rate %
Statutory federal tax rate	$(230,252)	$80,588	35.0%
State taxes, net of federal taxes		6,478	2.8%
Tax rate differential for international jurisdictions and other international-related tax items		(13,846)	(6.0)%
U.S. tax credits		3,486	1.5%
Permanent items		(3,301)	(1.4)%
Valuation allowance		(72,597)	(31.5)%
Other		(3,422)	(1.5)%

Total		$(2,614)	(1.1)%

	Fiscal 2018 Pre-Tax Net Loss	Fiscal 2018 Tax	Fiscal 2018 Rate %
Statutory federal tax rate	$(166,151)	$56,043	33.7%
State taxes, net of federal taxes		4,319	2.6%
Tax rate differential for international jurisdictions and other international-related tax items		(14,187)	(8.5)%
U.S. tax credits		2,174	1.3%
Permanent items		(2,446)	(1.5)%
Valuation allowance		48,159	29.0%
Impact from U.S. tax reform		(96,139)	(57.9)%
Other		4,714	2.9%

Total		$2,637	1.6%

10. Income Taxes (continued)

        The components of the noncurrent deferred tax assets and liabilities are as follows (in thousands):

	February 3, 2017	February 2, 2018
Deferred tax assets:
Accrued expenses	$5,723	$3,052
Deferred revenue	29,970	9,157
Stock-based compensation	15,185	13,944
Credit carryforwards	11,942	16,863
Net operating losses	207,379	185,204

Gross deferred tax assets	270,199	228,220
Valuation allowance	(269,959)	(221,800)

Total deferred tax assets	240	6,420

Deferred tax liabilities:
Property, plant and equipment, net	(1,391)	(654)
Intangible and other assets, net	(5,928)	(3,912)
Other liabilities, noncurrent	(252)	(1,818)

Total deferred tax liabilities	(7,571)	(6,384)

Net deferred tax (liabilities) assets	$(7,331)	$36

        As of February 2, 2018, a full valuation allowance was recorded against U.S. federal, state and certain foreign deferred tax assets because it was determined that, on a separate return basis, it was more likely than not that those deferred tax assets would not be realized. Primary reliance was placed on our forecast of future operating losses supported by the lack of historical profits. The valuation allowance increased by $72.6 million for fiscal 2017, primarily as a result of the net operating losses generated in the United States and Ireland. The valuation allowance decreased by $48.2 million for fiscal 2018, primarily due to a change in the effective U.S. tax rate from 35% to 21% which reduced our U.S. deferred tax assets and the related valuation allowance as a result of changes in the TCJA, partially offset by losses in certain jurisdictions.

        On a separate return basis, we have gross federal, state and foreign net operating loss carryforwards of $627.8 million, $381.2 million and $226.5 million, respectively, as of February 2, 2018. If not utilized, the federal and state net operating loss carryforwards will begin to expire in 2033. The majority of the foreign net operating loss may be carried forward indefinitely. We have federal and state credit carryforwards of $10.6 million and $9.1 million, respectively, at February 2, 2018. Certain of these credit carryforwards will begin to expire in 2028 if not utilized, while others have an unlimited carryforward period. The foregoing discussion reflects our net operating loss and credit carryforwards on a separate return basis. As discussed above, however, the carryforwards will be eliminated or reduced upon a deconsolidation event.

        Deferred income taxes have not been provided on basis differences related to investments in foreign subsidiaries because we intend to reinvest our foreign profits overseas indefinitely. Our basis difference for our investments in foreign subsidiaries would result in a deferred tax asset as we have incurred net losses in total internationally, and there are no plans to reverse this basis difference in the foreseeable future. Any income tax benefit that might be realized would be offset by a full valuation allowance. We are currently assessing the impact of the TCJA on our indefinite reinvestment assertions.

10. Income Taxes (continued)

        The following table reflects changes in unrecognized tax benefits (in thousands):

	Fiscal Year Ended
	January 29, 2016	February 3, 2017	February 2, 2018
Gross amounts of unrecognized tax benefits as of the beginning of the period	$504	$769	$1,686
Increases related to prior period tax positions	19	1,000	600
Decreases related to prior period tax positions	(22)	(477)	—
Increases related to current period tax positions	268	394	365

Gross amounts of unrecognized tax benefits as of the end of the period	$769	$1,686	$2,651

        We recorded $0.8 million, $1.7 million and $2.7 million of unrecognized tax benefits during fiscal 2016, fiscal 2017 and fiscal 2018, respectively. If recognized, these unrecognized tax benefits would have been recorded as a reduction to income tax expense partially offset by an increase in valuation allowance. Our policy is to recognize interest expense and penalties related to income tax matters in income tax expense and include accrued interest and penalties with the related income tax liability on our consolidated balance sheet. For the fiscal periods presented, interest and penalties were not material.

        Our tax returns may be subject to audit, and we believe we have adequately provided for any future adjustments. All of our tax returns remain subject to assessment by the material tax jurisdictions in which we operate. Since our inception, we have been included in the Dell Technologies consolidated group for U.S. federal income tax purposes and various other consolidated, combined or unitary group returns of Dell Technologies and its subsidiaries, and therefore, we could be liable in the event that any income tax liability was incurred, but not paid, by any other member of such group.

11. Retirement Plan Benefits

        Until January 1, 2018, we participated in a defined contribution savings plan under Section 401(k) of the Code offered by DellEMC (the "DellEMC 401(k) Plan"). Under the DellEMC 401(k) Plan, all of our U.S. based employees, subject to certain exceptions, were permitted to defer a portion of their annual compensation on a pre-tax basis. We were permitted to match pre-tax employee contributions up to 6% of eligible compensation during each pay period, subject to a $6,000 maximum match per year.

        Beginning January 1, 2018, we now offer and manage our own defined contribution savings plan under Section 401(k) of the Code (the "401(k) Plan"). Participants in the DellEMC 401(k) Plan were allowed to rollover their plan assets into the 401(k) Plan. The 401(k) Plan is for certain employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. We match pre-tax employee contributions up to 6% of eligible compensation during each pay period, subject to a $5,000 maximum match per participant each year. Our matching contributions were $7.7 million, $5.9 million and $9.3 million in fiscal 2016, fiscal 2017 and fiscal 2018, respectively.

12. Redeemable Convertible Preferred Stock

        In May 2016, we completed a financing transaction (the "Financing") in which we issued and sold two new series of redeemable convertible preferred stock, Series C and C-1, at $5.20 per share to our current investors as well as to new investors, Ford Motor Company and Microsoft Global Finance. The Financing resulted in (i) the receipt by us of $252.5 million in cash proceeds, net of issuance costs and (ii) the conversion of $400.0 million of the net payable due to DellEMC into Series C-1 preferred stock.

        Our certificate of incorporation was amended in connection with the Financing to provide for authorized capital stock of 575,000,000 shares of Class A common stock, 375,000,000 shares of Class B common stock, 140,190,476 shares of Series A preferred stock, 30,031,747 shares of Series B preferred stock, 44,793,047 shares of Series C preferred stock and 80,742,833 shares of Series C-1 preferred stock.

        In fiscal 2018 our certificate of incorporation was amended to provide for authorized capital stock of 605,000,000 shares of Class A common stock.

        Series A and Series C-1 holders are entitled to a number of votes equal to ten times the number of whole shares of Class B common stock into which it is convertible. Series B and Series C holders are entitled to a number of votes equal to the number of whole shares of Class A common stock into which it is convertible.

        The Series C and C-1 shares of redeemable convertible preferred stock have similar rights to the Series A and Series B shares, respectively, other than the liquidation preference.

  Dividends

        The holders of the preferred stock are entitled to receive, out of funds legally available, non-cumulative dividends when and if declared by the Board of Directors. No cash or other dividends have been declared by us through February 2, 2018.

  Conversion Rights

        Each share of our preferred stock is convertible, at the option of its holder, into shares of common stock. Holders of the Series A and Series C-1 preferred stock have the right to convert all or any portion of the preferred shares into shares of Class B common stock at any time. Holders of the Series B and Series C preferred stock have the right to convert all or any portion of the preferred shares into shares of Class A common stock at any time. All shares of preferred stock will be automatically converted into common stock at the then-effective conversion ratio immediately prior to the closing of an IPO of shares of common stock pursuant to an effective registration statement under the Securities Act of 1933, in which the aggregate gross proceeds to us are at least $200.0 million or upon a date agreed to by holders of at least a majority of the then-outstanding shares of preferred stock. The holders of preferred stock are entitled to the number of votes equal to the number of whole shares of common stock into which each preferred share is convertible.

        During fiscal 2016, DellEMC converted 17.0 million shares of Series A preferred stock into 17.0 million shares of Class B common stock.

        As of February 3, 2017 and February 2, 2018, all shares of preferred stock were convertible into shares of common stock at a 1:1 ratio.

  Liquidation Preference

        Under the terms of the restated certificate of incorporation, in the event of a liquidation event, holders of Series C and C-1 preferred stock are entitled to receive, prior to distribution to the other

12. Redeemable Convertible Preferred Stock (continued)

preferred and common stock stockholders, on a pari passu basis between the two series of Series C preferred stock, the greater of (i) $5.20 per share (as adjusted for stock splits or dividends, if any) and (ii) an amount per share as would have been payable had all shares of Series C and C-1 preferred stock been converted into Class A and Class B common stock, as applicable, immediately prior to such liquidation event. After payment of the Series C and C-1 preferred stock distribution, and prior to any distribution to holders of Series B preferred stock and common stock, holders of Series A preferred stock are entitled to receive $3.50 per share (as adjusted for stock splits or dividends, if any). After payment of the Series A preferred stock distribution, and prior to any distribution to holders of common stock, holders of Series B preferred stock are entitled to receive $3.50 per share (as adjusted for stock splits or dividends, if any).

        After the payment of all preferential amounts required to be paid to the holders of the Series A, B, C and C-1 preferred stock upon a liquidation event, the holders of Series A, B, C and C-1 preferred stock shall have no further participation in the distribution of our assets and shall have no further rights of conversion into common stock. All of our remaining net assets available for distribution shall be distributed ratably among the holders of common stock. A liquidation event includes a merger or transfer of more than 50% of our voting stock; a sale of all or substantially all of our assets; or a liquidation, dissolution or winding up of the company. A liquidation event is deemed to be outside of the control of the company.

  Classification of Preferred Stock

        The Series A, B, C and C-1 redeemable convertible preferred stock has deemed liquidation provisions which require the shares to be redeemed upon a change in control or other deemed liquidation event. The deemed liquidation preference provisions of the Series A, B, C and C-1 redeemable convertible preferred stock are considered contingent redemption provisions that are not solely within our control. Accordingly, the preferred stock has been presented outside of permanent equity in the mezzanine portion of our consolidated balance sheets.

13. Common Stock and Stock-Based Awards

        As of February 2, 2018, we had 980,000,000 shares of common stock authorized and 138,681,036 shares issued and outstanding.

        We have reserved shares of common stock, on an as-if converted basis, for future issuance as follows (in thousands):

	February 3, 2017	February 2, 2018
Conversion of Series A preferred stock	140,190	140,190
Conversion of Series B preferred stock	30,032	30,032
Conversion of Series C preferred stock	44,793	44,793
Conversion of Series C-1 preferred stock	80,743	80,743
Options issued and outstanding	78,723	108,776
Remaining shares available for issuance under the 2013 Plan	19,343	16,038

Total shares of common stock reserved	393,824	420,572

        The rights of the holders of the Class A common stock and Class B common stock are identical, except with respect to voting and conversion. Holders of Class A common stock are entitled to one vote per share, and holders of Class B common stock are entitled to ten votes per share.

13. Common Stock and Stock-Based Awards (continued)

  Employee Stock-Based Awards

        Our Amended and Restated 2013 Stock Plan (the "2013 Plan") allows for the granting of stock options, restricted stock and any other stock-based awards to purchase up to 133.4 million shares of our common stock as of February 2, 2018. Equity awards may be granted to our employees, officers, directors and consultants with terms of up to ten years.

        The fair value of the common stock has been determined by the Board of Directors, assisted by a valuation prepared by a third-party independent valuation firm, at each stock option measurement date based on a variety of different factors, including our financial position and historical financial performance, the status of technological developments within the company, the composition and ability of the current engineering and management team, an evaluation and benchmark of our competition, the current climate in the marketplace, the illiquid nature of the common stock, the effect of the rights and preferences of the preferred stockholders and the prospects and timing of a liquidity event, among others.

        The fair value of the common stock is estimated based upon an analysis of future values assuming various outcomes. The value is based on the probability weighted present value of expected future investment returns considering certain possible outcomes available to us as well as the rights of each share class. The possible outcomes considered were the completion of an IPO under varying market conditions, continuance as a private company and a remote likelihood of dissolution.

  Pivotal Stock Options

        Stock options granted to employees generally vest over 48 months as follows: (i) 25% vest 12 months from the date of grant and (ii) the remaining 75% vest on a monthly basis over the remaining term. Stock-based compensation expense related to non-employee stock awards was immaterial during the periods presented. The fair value of each stock option granted to employees during fiscal 2016, fiscal 2017 and fiscal 2018 was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions and resulting option values:

	Fiscal Year Ended
	January 29, 2016	February 3, 2017	February 2, 2018
Risk-free interest rate	1.82%	1.43%	2.00%
Expected dividends	—%	—%	—%
Expected volatility	35.30%	36.64%	34.26%
Expected term (in years)	6.1	6.1	6.1
Fair value of options granted	$1.28	$1.60	$1.79

        The risk-free interest rate is the yield currently available on U.S Treasury zero-coupon issues with a remaining term approximating the expected term used as the input to the Black-Scholes model. Expected volatility is estimated based on the volatility of a group of comparable public companies based on size, stage of life cycle, profitability, growth and other factors. The expected term represents the period that our stock-based awards are expected to be outstanding. The expected term assumptions were determined based on the vesting terms, exercise terms and contractual lives of the options. The expected term was estimated using the simplified method.

13. Common Stock and Stock-Based Awards (continued)

        As of February 2, 2018, 16.0 million shares of common stock were available for issuance under the 2013 Plan. A summary of stock option activity during fiscal 2016, fiscal 2017 and fiscal 2018 is as follows (in thousands, except per share amounts):

		Options Outstanding
	Shares available for grant	Number of shares subject to options	Weighted Average Exercise Price	Agregate Intrinsic Value	Weighted Average Remaining Contractural Life (Years)
Options outstanding at January 31, 2015	7,649	35,591	$2.64	$17,473	8.35
Granted	(50,436)	50,436	$3.43
Authorized	60,000
Exercised		(3,206)	$2.58	$2,719
Forfeited	7,091	(7,091)	$2.95
Expired / cancelled	1,779	(1,779)	$2.60

Options outstanding at January 29, 2016	26,083	73,951	$3.15	$53,946	8.67

Granted	(16,065)	16,065	$4.23
Exercised		(1,968)	$2.72	$2,709
Forfeited	7,562	(7,562)	$3.41
Expired / cancelled	1,763	(1,763)	$2.85

Options outstanding at February 3, 2017	19,343	78,723	$3.36	$73,328	7.82

Granted	(40,646)	40,646	$4.87
Authorized	30,000
Exercised		(3,252)	$2.99	$5,467
Forfeited	4,761	(4,761)	$4.06
Expired / cancelled	2,580	(2,580)	$3.12

Options outstanding at February 2, 2018	16,038	108,776	$3.91	$132,971	7.83

Vested and expected to vest as of February 2, 2018		104,037	$3.87	$130,685	7.77

        The following table summarizes information about exercisable stock options outstanding as of January 29, 2016, February 3, 2017 and February 2, 2018 (shares in thousands):

	Fiscal Year Ended
	January 29, 2016	February 3, 2017	February 2, 2018
Weighted average exercise price	$2.60	$2.99	$3.20
Number of shares subject to options	15,844	36,996	48,274
Weighted average remaining contractual life (years)	7.26	6.90	6.51

13. Common Stock and Stock-Based Awards (continued)

  Stock-Based Compensation Expense (Pivotal equity)

        The following tables summarize the components of total stock-based compensation expense included in our consolidated statements of operations in fiscal 2016, fiscal 2017 and fiscal 2018 (in thousands):

	Fiscal Year Ended
	January 29, 2016	February 3, 2017	February 2, 2018
	(in thousands)
Cost of revenue – subscription	$183	$993	$520
Cost of revenue – services	3,608	5,152	6,519
Sales and marketing	4,389	6,361	8,541
Research and development	3,682	6,075	7,674
General and administrative	5,001	4,736	5,077

Total stock-based compensation expense	$16,863	$23,317	$28,331

        No stock-based compensation was capitalized in fiscal 2016, fiscal 2017 and fiscal 2018.

        As of February 2, 2018, the total unrecognized compensation cost for stock options was $82.6 million. This non-cash expense will be recognized through our fiscal 2022 with a weighted-average remaining period of 1.55 years.

  Stock-Based Compensation Expense (DellEMC and VMware)

        Our stock-based compensation includes awards previously granted by DellEMC and VMware to certain of our employees. These employees have been allowed to retain and vest in their historical DellEMC or VMware awards, in each case, so long as they remain employed by us and such awards are outstanding.

        In connection with the Dell Acquisition in fiscal 2017, vesting for all outstanding DellEMC stock options and restricted stock units was automatically accelerated on the last trading day prior to the effective date of the Dell Acquisition. The expense associated with accelerated DellEMC awards held by our employees was $2.6 million and was recorded as stock-based compensation expense in the consolidated statements of operations in fiscal 2017.

        The following tables summarize the components of total stock-based compensation expense associated with DellEMC and VMware securities held by our employees and included in our consolidated statements of operations in fiscal 2016 (in thousands):

Fiscal 2016	DellEMC	VMware	Total Stock-Based Compensation— DellEMC and VMware
Cost of revenue—subscription	$635	$—	$635
Cost of revenue—services	3,548	184	3,732
Sales and marketing	2,010	1,102	3,112
Research and development	3,180	1,370	4,550
General and administrative	1,944	172	2,116

Total stock-based compensation expense	$11,317	$2,828	$14,145

13. Common Stock and Stock-Based Awards (continued)

        The following tables summarize the components of total stock-based compensation expense associated with DellEMC and VMware securities held by our employees and included in our consolidated statements of operations in fiscal 2017 (in thousands):

Fiscal 2017	DellEMC	VMware	Total Stock-Based Compensation— DellEMC and VMware
Cost of revenue—subscription	$281	$—	$281
Cost of revenue—services	987	45	1,032
Sales and marketing	1,287	323	1,610
Research and development	683	532	1,215
General and administrative	1,245	151	1,396

Total stock-based compensation expense	$4,483	$1,051	$5,534

        The following tables summarize the components of total stock-based compensation expense associated with VMware securities held by our employees and included in our consolidated statements of operations in fiscal 2018 (in thousands):

Fiscal 2018	VMware
Cost of revenue—services	$29
Sales and marketing	78
Research and development	159
General and administrative	32

Total stock-based compensation expense	$298

        No stock-based compensation was capitalized in fiscal 2016, fiscal 2017 and fiscal 2018.

14. Net Loss per Share

        Basic loss per share is based on the weighted-average effect of all common shares issued and outstanding and is calculated by dividing net loss attributable to common stockholders by the weighted-average shares outstanding during the period.

14. Net Loss per Share (continued)

  Basic and diluted net loss per share

        The following table sets forth basic and diluted earnings (loss) per share for each of the periods presented (in thousands, except per share amounts):

	Fiscal Year Ended
	January 29, 2016	February 3, 2017	February 2, 2018
Numerator:
Net loss attributable to common stockholders	$(282,546)	$(232,537)	$(163,515)

Denominator:
Weighted average shares used in computing net loss per share attributable to common stockholders, basic and diluted	127,910	134,674	137,148

Net loss per share attributable to common stockholders, basic and diluted	$(2.21)	$(1.73)	$(1.19)

        Since we were in a loss position for all periods presented, basic net loss per share is the same as diluted net loss per share for all periods as the inclusion of all potential common shares outstanding would have been anti-dilutive. Potentially dilutive securities that were not included in the diluted per share calculations because they would be anti-dilutive were as follows (in thousands):

	Fiscal Year Ended
	January 29, 2016	February 3, 2017	February 2, 2018
Shares subject to outstanding common stock options	73,952	78,723	108,776
Redeemable convertible preferred stock (on an if-converted basis)	170,222	295,758	295,758

Total	244,174	374,481	404,534

  Unaudited pro forma net loss per share

        Unaudited pro forma net loss per share for fiscal 2018 has been computed to give effect to the automatic conversion of the redeemable convertible preferred stock into common stock as though the conversion had occurred as of the beginning of the period or the original date of issuance, if later.

14. Net Loss per Share (continued)

        The following table sets forth the computation of our pro forma basic and diluted net loss per share for fiscal 2018 (in thousands, except per share amounts):

Fiscal Year Ended
February 2, 2018
Numerator:
Net loss attributable to Pivotal	$(163,515)

Denominator:
Weighted average shares used in computing net loss per share attributable to common stockholders, basic and diluted	137,148
Pro forma adjustment to reflect assumed conversion of redeemable convertible preferred stock	295,758

Weighted average shares used in computing pro forma net loss per share, basic and dilute	432,906

Pro forma net loss per share, basic and diluted	$(0.38)

15. Related Party Transactions

  DellEMC and VMware Agency Arrangements

        Dell, including DellEMC and VMware, are our customers. Since our formation, we have also entered into agency arrangements with DellEMC and VMware that enable our sales team to sell our subscriptions and services leveraging the DellEMC and VMware enterprise relationships and end customer contracts. These transactions result in DellEMC or VMware invoicing customers and collecting on our behalf. In exchange, we pay an agency fee, which is based on a percentage of the invoiced contract amounts, for their services. Such percentage ranged from 1.5% to 10% during fiscal 2016, fiscal 2017 and fiscal 2018.

        In fiscal 2016, we recorded deferred revenue and recognized revenue net of agency fees for the portion of our sales that transacted under these agency arrangements. In aggregate, we paid DellEMC and VMware $13.0 million in fiscal 2016, which was recorded as a reduction to revenue over the term of the underlying customer arrangements.

        In fiscal 2017, we paid VMware $3.4 million, which was a reduction to revenue over the term of the underlying customer arrangements. In fiscal 2018, we amended our agency agreement with VMware. For transactions under this amendment, we are entitled to receive the full invoiced amount from customers, and therefore revenue is recognized on a gross basis. We paid VMware $1.4 million in fiscal 2018, which was deferred and amortized to sales and marketing expense over the term of the underlying customer arrangements.

        In fiscal 2017, we amended our agency agreement with DellEMC. For transactions under this amendment, we are entitled to receive the full invoiced amount from customers, and therefore revenue is recognized gross of agency fees. We paid DellEMC $6.4 million and $6.9 million in fiscal 2017 and fiscal 2018, respectively, which was deferred and amortized to sales and marketing expense over the term of the underlying customer arrangements.

        During fiscal 2016, we recorded invoiced amounts in accounts receivable for VMware, and the invoiced amounts from DellEMC were included as an offset in the net payable due to DellEMC. Following the Financing, we recorded invoiced amounts in accounts receivable.

15. Related Party Transactions (continued)

        In addition to the amounts recorded in accounts receivable pertaining to the agency agreements, there are other amounts recorded in Due from Parent on the consolidated balance sheet for those items not related to trade receivables. In fiscal 2018, the amount recorded in Due from Parent on the consolidated balance sheet is primarily related to the amounts we expect to receive from Dell Technologies for the remaining fiscal 2018 TSA payment. In fiscal 2018, we received $36.1 million for TSA payments related to fiscal 2017 and fiscal 2018, which represents the majority of the amount reflected in contributions from DellEMC on the consolidated statements of cash flows.

        Revenue from sales to DellEMC as a customer for fiscal 2016, fiscal 2017 and fiscal 2018, was $9.1 million, $8.9 million and $12.2 million, respectively. Revenue from sales to VMware as an end user for fiscal 2016, fiscal 2017 and fiscal 2018 was $5.2 million, $8.2 million and $2.1 million, respectively.

        Revenue recognized through such agency arrangements represented 46%, 44% and 37% of total revenue in fiscal 2016, fiscal 2017 and fiscal 2018, respectively.

  DellEMC and VMware Transition Services and Employee Matters Agreements

        We and DellEMC and VMware engage in several ongoing related party transactions which resulted in costs to us. DellEMC acts as a paying agent for certain of our expenses including payments to vendors and other expenses such as payroll.

        Pursuant to ongoing transition services and employee matters agreements, we are charged by DellEMC and VMware for certain management and administrative services, including routine management, administration, finance and accounting, legal and human resources services based upon estimates and allocations. Additionally, in certain geographic regions where we do not have an established legal entity, we contract with DellEMC subsidiaries for support services. We are charged for overhead items such as facilities and IT systems for our employees that work from DellEMC and VMware office locations. The costs incurred by DellEMC on our behalf related to these employees are charged to us with a markup. These costs are included as expenses in our consolidated statements of operations and primarily include salaries, benefits, travel and rent.

        These expenses are charged to us on the basis of direct usage when identifiable, with the remainder charged primarily on the basis of headcount or other measures. Management believes the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to or the benefit received by us during the periods presented. Actual costs that would have been incurred if the Company had operated as a stand-alone public company during the periods presented would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including human resources, payroll, legal, finance, procurement and information technology and infrastructure, among others. These activities, as they relate to VMware, are recorded as Due to Parent on the consolidated balance sheets.

        Commencing in the fiscal year ended January 30, 2015 ("fiscal 2015"), as a means to improve our cash flows, we curtailed the settlement of domestic receivables and payables to DellEMC and agreed with DellEMC that the amounts payable to and due from DellEMC could be settled on a net basis. As of January 29, 2016, the net payable of $398.4 million due to DellEMC was comprised of $587.1 million of amounts payable to DellEMC, offset by $188.7 million of amounts due from DellEMC. In fiscal 2017, $400.0 million of the net payable due to DellEMC was settled through the issuance of preferred stock in connection with the Financing, with the remainder of the net payable due to DellEMC balance settled on a cash basis. All subsequent payment activities are recorded as Due to Parent on the consolidated balance sheet and have generally been settled on a quarterly basis.

15. Related Party Transactions (continued)

        The activity is recorded within the net payable due to DellEMC and the Due to Parent financial statement line item shown in the consolidated balance sheets at January 29, 2016 and the Due to Parent financial statement line item at February 3, 2017 and February 2, 2018.

        Information about our costs from such arrangements with DellEMC and VMware consisted of the following (in thousands):

	Fiscal Year Ended January 29, 2016
	DellEMC	VMware
Paying agent	$230,399	$—
Shared services and other expenses	175,386	4,539

Total	$405,785	$4,539

	Fiscal Year Ended February 3, 2017
	DellEMC	VMware
Paying agent	$154,225	$—
Shared services and other expenses	151,304	1,235

Total	$305,529	$1,235

	Fiscal Year Ended February 2, 2018
	DellEMC	VMware
Paying agent	$56,892	$—
Shared services and other expenses	24,809	196

Total	$81,701	$196

  Other Related Party Transactions

        Certain of our directors are executives of companies that are our customers.

        Revenue recognized from sales of subscriptions and services to General Electric Company was $3.6 million for fiscal 2016, $10.8 million for fiscal 2017 and $11.0 million for fiscal 2018. We have outstanding accounts receivable balances from General Electric Company of $2.1 million and $4.2 million as of February 3, 2017 and February 2, 2018, respectively.

        Revenue recognized from sales of subscriptions and services to Ford Motor Company was $32.0 million for fiscal 2017 and $31.3 million for fiscal 2018. We have outstanding an accounts receivable balances from Ford Motor Company of $4.9 million and $3.2 million as of February 3, 2017 and February 2, 2018, respectively.

16. Commitments and Contingencies

  Operating Lease Commitments

        We lease office and equipment under various non-cancelable operating leases, which generally contain renewal options and escalation clauses and expire through fiscal 2031. Rent expense for fiscal 2016, fiscal 2017 and fiscal 2018 was $19.5 million, $18.2 million and $24.4 million, respectively.

16. Commitments and Contingencies (continued)

        Minimum commitments under non-cancelable operating lease agreements, net of sublease income, as of February 2, 2018 are as follows (in thousands):

Fiscal year	Amount
2019	$21,460
2020	20,391
2021	18,108
2022	16,352
2023	13,853
Thereafter	58,471

Total minimum lease payments	$148,635

        In the normal course of business we make commitments with various parties for purchases of products and services. As of February 2, 2018, we had $2.6 million in outstanding non-cancelable purchase obligations.

  Litigation

        From time to time, we are involved in legal proceedings and subject to claims arising in the ordinary course of our business. Although the results of litigation and claims cannot be predicted with certainty, we currently believe that the resolution of these ordinary course matters will not have a material adverse effect on our business, operating results, financial condition or cash flows. Even if any particular litigation is not resolved in a manner that is adverse to our interests, such litigation can have a negative impact on us because of defense and settlement costs, diversion of management resources from our business and other factors.

  Warranties and Indemnification

        Our software is generally warranted to perform substantially in accordance with the subscription agreement. Our contracts generally include provisions for indemnifying customers against liabilities if our services infringe or misappropriate a third party's intellectual property rights. Costs and liabilities incurred as a result of warranties and indemnification obligations were not material during the periods presented and no liability has been recognized relating to these obligations.

17. Segment and Geographic Information

        The following table summarizes revenue by geography based on the sold-to location of our customers that purchase subscriptions and services (dollars in thousands):

	Fiscal Year Ended
	January 29, 2016		February 3, 2017		February 2, 2018
	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage of Revenue
United States	$212,175	76%	$325,407	78%	$394,418	77%
International	68,699	24%	90,860	22%	115,018	23%

	$280,874	100%	$416,267	100%	$509,436	100%

17. Segment and Geographic Information (continued)

        No country other than the United States represented 10% or more of our total revenue in fiscal 2016, fiscal 2017 or fiscal 2018.

        As of February 3, 2017, 17% of our long-lived assets were in the United Kingdom and 10% were in Australia as a result of our leasehold improvements in these countries. As of February 2, 2018, 14% of our long-lived assets were in the United Kingdom as a result of our leasehold improvements in this country.

18. Subsequent Events

        The consolidated financial statements reflect management's evaluation of subsequent events through March 9, 2018, the date the audited consolidated financial statements were available to be issued.

        We granted options for 3,273,800 shares of Class A common stock to employees on March 7, 2018 at an exercise price of $5.45 per share and an aggregate grant date fair value of $6.7 million, which will be recognized as stock-based compensation expense on a straight-line basis over the 4-year vesting period.

        On February 28, 2018 we drew down an additional $15.0 million on the Revolving Facility. As of March 9, 2018, we now have a total of $35.0 million outstanding related to the Revolving Facility.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

        Each of the amounts set forth below, other than the Securities and Exchange Commission ("SEC") registration fee and the Financial Industry Regulatory Authority ("FINRA") filing fee, is an estimate.

Amount to Be Paid
SEC registration fee	$	*
FINRA filing fee		*
The listing fee		*
Transfer agent and registrar fees and expenses		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky fees and expenses		*
Miscellaneous fees and expenses		*

Total	$	*

*
To be completed by amendment.

Item 14.    Indemnification of Directors and Officers

        Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. The registrant's amended and restated certificate of incorporation and amended and restated bylaws, each of which will be in effect immediately upon the closing of this offering, will provide indemnification by the registrant of its directors and officers to the fullest extent permitted by the Delaware General Corporation Law and, will permit, at the discretion of the registrant's board of directors, the indemnification by the registrant of its employees and agents with the same scope and effect as the indemnification of directors and officers. The registrant has entered into indemnification agreements with each of its current directors and executive officers to provide these directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in the registrant's amended and restated certificate of incorporation and amended and restated bylaws, each which will be in effect upon the closing of this offering, and to provide additional procedural protections. There is no pending litigation or proceeding involving a director or executive officer of the registrant for which indemnification is sought.

        Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions or (iv) for any transaction from which the director derived an improper personal benefit.

The registrant's amended and restated certificate of incorporation that will be in effect immediately upon the closing of the offering provides for such limitation of liability.

        The registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to the registrant with respect to payments which may be made by the registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

        The proposed form of underwriting agreement filed as Exhibit 1 to this registration statement provides for indemnification of directors and officers of the registrant by the underwriters against certain liabilities.

Item 15.    Recent Sales of Unregistered Securities

        Since January 1, 2015, the registrant has sold the following securities without registration under the Securities Act of 1933:

Preferred Stock Issuances

        On May 17, 2016, the registrant issued and sold an aggregate of 44,793,047 shares of its Series C preferred stock at a price of $5.2017 per share to a total of three accredited investors for aggregate consideration of $232,999,992.58.

        On May 17, 2016, the registrant issued and sold an aggregate of 80,742,833 shares of its Series C-1 preferred stock at a price of $5.2017 per share to a total of two accredited investors for aggregate consideration of $19,999,995.52 in cash and the conversion of a net payable of $399,999,998.89 due to DellEMC.

Conversion of Preferred Stock to Common Stock

        On May 6, 2015, the registrant issued 17,000,000 shares of its Class B common stock to DellEMC in connection with the voluntary conversion of 17,000,000 shares of its Series A preferred stock for no consideration.

        Upon the closing of the registrant's initial public offering, 74,824,794 shares of the registrant's outstanding convertible Series B and Series C preferred stock will automatically convert into and the registrant will issue an equivalent number of shares of the registrant's Class A common stock and (ii) 220,933,309 shares of the registrant's outstanding convertible Series A and Series C-1 preferred stock will automatically convert into and the registrant will issue an equivalent number of shares of the registrant's Class B common stock.

Option Grants and Common Stock Issuances

        Since January 1, 2015, the registrant has granted to its directors, officers, employees and consultants options to purchase an aggregate of 110,419,850 shares of its Class A common stock under its Amended and Restated 2013 Stock Plan (the "2013 Plan"), at exercise prices ranging from $3.09 to $5.45 per share.

        Since January 1, 2015, the registrant has issued and sold to its directors, officers, employees and consultants an aggregate of 10,336,800 shares of its Class A common stock upon the exercise of options under the 2013 Plan at exercise prices ranging from $2.53 to $4.29 per share, for aggregate consideration of approximately $29,373,046.

        The sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act (or Regulation D or Regulation S promulgated thereunder), Section 3(a)(9) of the Securities Act or Rule 701 promulgated under Section 3(b) of the

Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof.

Item 16.    Exhibits and Financial Statement Schedules

        The following exhibits are filed as part of this registration statement:

Exhibit Number		Description
1.1	*	Form of Underwriting Agreement
3.1	*	Form of Amended and Restated Certificate of Incorporation of Pivotal Software, Inc. (the "Company"), to be in effect immediately upon the closing of this offering
3.2	*	Form of Amended and Restated Bylaws of the Company, to be in effect immediately upon the closing of this offering
4.1	*	Form of Class A Common Stock Certificate
5.1	*	Opinion of Davis Polk & Wardwell LLP
10.1	*	Amended and Restated Shareholders' Agreement, among certain stockholders and the Company to be in effect immediately upon the closing of this offering
10.2		Amended and Restated 2013 Stock Plan of the Company
10.3		Form of Non-Qualified Stock Option Agreement pursuant to the Amended and Restated 2013 Stock Plan of the Company
10.4	*	Form of Indemnification Agreement, between the Company and its directors and executive officers, to be in effect immediately upon the closing of this offering
10.5		Form of Change in Control Severance Agreement, by and between the Company and its executive officers, as currently in effect
10.6	*	Form of Agency Agreement, between the Company and EMC Corporation, to be in effect immediately upon the closing of this offering
10.7	*	Form of Agency Agreement, between the Company and VMware, Inc., to be in effect immediately upon the closing of this offering
10.8	*	Fiscal 2018 Bonus Plan
10.9		Tax Sharing Agreement, between the Company and Dell Technologies Inc., EMC Corporation and their respective affiliates, dated February 8, 2017
10.10	*	Form of Master Transaction Agreement between the Company and Dell Technologies Inc., to be in effect immediately upon the closing of this offering
21.1		Significant Subsidiaries of the Company
23.1	*	Consent of Independent Registered Public Accounting Firm
23.2	*	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5.1)
24.1	*	Power of Attorney (included on the signature page to this registration statement)

*
To be filed by amendment.

Item 17.    Undertakings

        The undersigned registrant hereby undertakes:

        (a)    The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        (b)   Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        (c)    The undersigned registrant hereby undertakes that:

          (1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number		Description
1.1	*	Form of Underwriting Agreement

3.1	*	Form of Amended and Restated Certificate of Incorporation of Pivotal Software, Inc. (the "Company"), to be in effect immediately upon the closing of this offering

3.2	*	Form of Amended and Restated Bylaws of the Company, to be in effect immediately upon the closing of this offering

4.1	*	Form of Class A Common Stock Certificate

5.1	*	Opinion of Davis Polk & Wardwell LLP

10.1	*	Amended and Restated Shareholders' Agreement, among certain stockholders and the Company to be in effect immediately upon the closing of this offering

10.2		Amended and Restated 2013 Stock Plan of the Company

10.3		Form of Non-Qualified Stock Option Agreement pursuant to the Amended and Restated 2013 Stock Plan of the Company

10.4	*	Form of Indemnification Agreement, between the Company and its directors and executive officers, to be in effect immediately upon the closing of this offering

10.5		Form of Change in Control Severance Agreement, by and between the Company and its executive officers, as currently in effect

10.6	*	Form of Agency Agreement, between the Company and EMC Corporation, to be in effect immediately upon the closing of this offering

10.7	*	Form of Agency Agreement, between the Company and VMware, Inc., to be in effect immediately upon the closing of this offering

10.8	*	Fiscal 2018 Bonus Plan

10.9		Tax Sharing Agreement, between the Company and Dell Technologies Inc., EMC Corporation and their respective affiliates, dated February 8, 2017

10.10	*	Form of Master Transaction Agreement between the Company and Dell Technologies Inc., to be in effect immediately upon the closing of this offering

21.1		Significant Subsidiaries of the Company

23.1	*	Consent of Independent Registered Public Accounting Firm

23.2	*	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5.1)

24.1	*	Power of Attorney (included on the signature page to this registration statement)

*
To be filed by amendment.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on the         day of                           , 2018.

PIVOTAL SOFTWARE, INC.
By:
	Name:	Robert Mee
	Title:	Chief Executive Officer

POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert Mee, Cynthia Gaylor, Andrew Cohen and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Robert Mee	Chief Executive Officer and Director (Principal Executive Officer)	, 2018
Cynthia Gaylor	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	, 2018
Paul Maritz	Chairman of the Board	, 2018
Michael S. Dell	Director	, 2018
Zane Rowe	Director	, 2018

Signature	Title	Date

Egon Durban	Director	, 2018
William D. Green	Director	, 2018
Marcy S. Klevorn	Director	, 2018
Khozema Z. Shipchandler	Director	, 2018